Form 20-F
period 2024-12-31
Abivax S.A.
filed 2025-03-24
CIK 1956827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2024
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
Ordinary shares: 63,347,837 shares outstanding as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act. ☐ Yes ☒ No
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
12b-2 of the Exchange Act). ☐ Yes ☒ No

TABLE OF CONTENTS

Page
INTRODUCTION ........................................................................................................................................	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS ..............................................	4
PART I .........................................................................................................................................................	7
Item 1.Identity of Directors, Senior Management and Advisers ................................................	7
Item 2.Offer Statistics and Expected Timetable .........................................................................	8
Item 3.Key Information ..............................................................................................................	9
Item 4.Information on the Company. ..........................................................................................	60
Item 4A. Unresolved Staff Comments. ...........................................................................................	101
Item 5.Operating and Financial Review and Prospects ..............................................................	102
Item 6.Directors, Senior Management and Employees ..............................................................	118
Item 7.Major Shareholders and Related Party Transactions .......................................................	151
Item 8.Financial Information ......................................................................................................	155
Item 9.The Offer and Listing ......................................................................................................	156
Item 10.Additional Information. ...................................................................................................	157
Item 11.Quantitative and Qualitative Disclosures About Market Risk ........................................	172
Item 12.Description of Securities Other than Equity Securities ...................................................	174
PART II ........................................................................................................................................................	177
Item 13.Defaults, Dividend Arrearages and Delinquencies ..........................................................	177
Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds .............	178
Item 15.Controls and Procedures ..................................................................................................	179
Item 16.[Reserved] ........................................................................................................................	181
Item 16A.Audit Committee Financial Expert ..................................................................................	181
Item 16B.Code of Ethics .................................................................................................................	181
Item 16C.Principal Accountant Fees and Services ..........................................................................	181
Item 16D.Exemptions from the Listing Standards for Audit Committees ......................................	182
Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers .........................	182
Item 16F.Change in Registrant’s Certifying Accountant ................................................................	182
Item 16G.Corporate Governance .....................................................................................................	182
Item 16H.Mine Safety Disclosure ...................................................................................................	182
Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections ............................	183
Item 16J.Insider Trading Policies ...................................................................................................	183
Item 16K.Cybersecurity ...................................................................................................................	183
PART III .......................................................................................................................................................	185
Item 17.Financial Statements ........................................................................................................	185
Item 18.Financial Statements ........................................................................................................	186
Item 19.Exhibits ............................................................................................................................	187
SIGNATURES .............................................................................................................................................	190

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS.........................................................	F-1

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
This Annual Report on Form 20-F includes our audited financial statements as of and for the years ended December
31, 2024, 2023 and 2022 prepared in accordance with International Financial Reporting Standards (“IFRS”), as
issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our financial statements are presented in euros and, unless otherwise stated, all monetary amounts are in euros. All references in this annual report to “$”, “U.S. dollars” and “dollars” mean U.S. dollars, and all references to “€”, “EUR” and “euros” mean
European Monetary Union euros, unless otherwise noted. Throughout this annual report, references to “ADSs” mean
American Depositary Shares representing an ownership interest in our ordinary shares or ordinary shares represented by such American Despositary Shares, as the case may be.
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
•our competitive position;

•unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, warfare (such as the Russia-Ukraine war or the conflict in the Middle East), and terrorist attacks; and
•other risks and uncertainties, including those listed in this annual report under the caption “Risk Factors.”
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
•There is substantial doubt about our ability to continue as a going concern. We will require substantial additional funding, which may not be available on acceptable terms or at all, and failure to obtain this necessary capital may force us to delay, limit or terminate our product development efforts or other
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
•We rely on a small number of third-party suppliers and manufacturers, and in certain cases a single-source supplier, and we may be in a position of dependence with respect to these third parties.
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
•Failure or perceived failure to comply with existing or future laws, regulations, contracts, self-regulatory schemes, standards, and other obligations related to data privacy or security (including security incidents)
could harm our business.  Compliance or the actual or perceived failure to comply with such obligations could increase our costs, limit our ability to engage in our business, and otherwise negatively affect our operating results and business.

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
Since our inception, we have incurred net losses. For the years ended December 31, 2024, 2023 and 2022, we reported net losses of €176.2 million, €147.7 million, and €60.7 million, respectively. As of December 31, 2024, we carried forward accumulated tax losses of €609.4 million.
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
•attract new and retain existing skilled personnel; and
•continue our operations as a U.S. public company.
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
There is substantial doubt about our ability to continue as a going concern. We will require substantial additional funding, which may not be available on acceptable terms or at all, and failure to obtain this necessary capital may force us to delay, limit or terminate our product development efforts or other operations.
Our operations have consumed substantial amounts of cash since inception. We are currently advancing obefazimod through clinical development and conducting preclinical studies with respect to other programs.
Developing drug candidates is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we seek to advance obefazimod toward commercialization, if our Phase 3 clinical trial results are positive. If our clinical trials are successful and we obtain regulatory approval for drug candidates that we develop, we will incur commercialization expenses before these drug candidates are marketed and sold.
Based on (a) our existing cash and cash equivalents of €144.2 million as of December 31, 2024 and (b) the expected reimbursement of the CIR from 2024 in the second half of 2025 amounting to €5.7 million, we expect to be able to fund our forecasted cash flow requirements into the fourth quarter of 2025. Accordingly, there is substantial doubt about our ability to continue as a going concern for a period of 12 months from the date of issuance of the financial statements included in this Annual Report on Form 20-F.
Our forecasted cash flow requirements take into account our assumption that research and development expenditure will be substantially increased in 2025 driven by the progression of the Phase 3 clinical trials of obefazimod in ulcerative colitis ("UC") and the continuation of the Phase 2b trial for Crohn's disease ("CD"), which we initiated in 2024. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We anticipate that we will require additional capital as we seek regulatory approval of our drug candidates. We intend to assess and plan for any such funding requirements and aim to regularly update the market on our financing need projections.
Until we can generate sufficient product or royalty revenue to finance our cash requirements, which we may never do, we may seek additional financing in the form of public or private equity or debt financings, sales of ADSs under our existing at-the-market program with an aggregate offering price of up to $150.0 million, government or other third-party funding, marketing and distribution arrangements and collaborations, strategic alliances and licensing arrangements or a combination of these sources.
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
Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our drug candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Under
French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting on the basis of a report from the board of directors. In addition, the French Commercial Code imposes certain limitations on our ability to price certain offerings of our share capital without preferential subscription rights (droit préférentiel de souscription), which limitation may prevent us from successfully completing any such offering. To the extent that we raise additional capital, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares (which may be in the form of ADSs) to decline. The sale of additional equity or convertible securities will dilute our shareholders' ownership interest. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. To the extent that we raise additional funds through arrangements with research and development partners or otherwise, we may be required to relinquish some of our technologies, drug candidates or revenue streams, license our technologies or drug candidates on unfavorable terms, or otherwise agree to terms unfavorable for us. If we are unable to obtain adequate financing, we may be required to delay, reduce or eliminate the number or scope of our projects and drug candidates (including our preclinical studies and clinical trial programs). In order to obtain financing, we may be required to relinquish rights to some of our technologies or drug candidates or otherwise agree to terms unfavorable to us. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any drug candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects.
The report of our independent registered public accounting firm for the years ended December 31, 2024, 2023 and 2022 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.
Due to the uncertainty of our ability to meet our current operating and capital expenses, in its report on our audited annual financial statements as of and for the years ended December 31, 2024, 2023 and 2022, our independent auditors included an explanatory paragraph regarding our ability to continue as going concern.
Substantial doubt about our ability to continue as a going concern may materially and adversely affect the price per share of our common stock and we may have a more difficult time obtaining financing. Further, the perception that we may be unable to continue as a going concern may impede our ability to raise additional funds or operate our business due to concerns regarding our ability to discharge our contractual obligations.
There are material weaknesses in our internal controls over financial reporting and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could adversely affect our business, investor confidence and the market price of our securities.
Internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the company's transactions and dispositions of the company's assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.
We must maintain effective internal controls over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the
Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal controls over financial reporting at the end of each fiscal year. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting for so long as we are an
“emerging growth company,” which may be up to five fiscal years following our initial public offering of our ADSs in the United States. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.
Our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting. As previously disclosed in our Form 20-F for the period ended December 31, 2023 and originally in our Form F-1, management identified material weaknesses in our internal controls over financial reporting. These material weaknesses continue to exist as of December 31, 2024. The material weaknesses related to a lack of risk assessment as well as formal, documented and implemented processes, controls and review procedures, specifically due to a lack of a sufficient number of professionals with an appropriate level of internal control knowledge, training and experience. The material weakness in 2024 related to some deficiencies in formal documented and implemented process, controls and review procedures in certain areas. These material weaknesses did not result in a material misstatement to our financial statements included herein, however these material weaknesses could result in material inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.
We have developed a remediation plan to address these material weaknesses and strengthen our controls in these areas. In this regard, we have reorganized our finance and accounting function by hiring additional experienced employees to provide more review and oversight over our financial processes. While we are working to remediate the material weaknesses as quickly and efficiently as possible, we cannot at this time provide the expected timeline in connection with implementing our remediation. As of December 31, 2024, we had not fully completed the remediation of these material weaknesses. These remediation measures may be time-consuming and costly and might place significant demands on our financial and operational resources. There is no assurance that the actions we may take in the future will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.
The rules governing the standards that will have to be met for our management to assess our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal controls over financial reporting. Designing, implementing, and testing internal controls over financial reporting required to comply with this obligation is time-
consuming, costly, and complicated. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us as a public company listed in the United States. If we fail to staff our accounting and finance function adequately or maintain internal controls over financial reporting adequate to meet the demands that are placed upon us as a public company listed in the United States, our business and reputation may be harmed and the price of our ordinary shares and ADSs may decline. In addition, undetected material weaknesses in our internal controls over financial reporting could lead to restatements of financial statements and require us to incur the expense of remediation. Any of these developments could result in investor perceptions of us being adversely affected, which could cause a decline in the market price of our securities.
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

Significant impairment of our goodwill could materially impact our financial position and results of our operations.
We carry a goodwill balance, which is allocated to obefazimod and ABX196, on our balance sheet as a result of past business acquisitions, including with respect to obefazimod and ABX196. We are required to review our goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate evidence of impairment. We did not record any goodwill impairment loss for the year ended December 31, 2024 or
2023. For the year ended December 31, 2022, we recorded a goodwill impairment loss of €13.6 million. The goodwill impairment loss was related to an impairment test conducted with respect to the ABX196 cash-generating unit as a result of significant external changes in the hepatocellular carcinoma treatment landscape, which are expected to require a new, lengthy, heavy and risky internal development process (use of a combination of compounds). As such, due to the lack of progress made in the negotiation of a development partnership, we made the decision to freeze the development program for ABX196 in the treatment of hepatocellular cancer, which led to full impairment of ABX196 goodwill. In July 2023, we decided to completely stop our ABX196 program, which has been reflected in our financial statements accompanying this annual report. After full impairment of the goodwill allocated to ABX196, we continue to carry a goodwill balance allocated to obefazimod amounting to €18.4 million in the aggregate as of December 31, 2024. We have not currently identified reasons to impair the goodwill allocated to obefazimod. However, there can be no assurance that, based on the results of our annual goodwill impairment tests, we will not be required to identify further goodwill impairment losses, which could have a material adverse effect on our results of operations.
We have significant debt commitments, which require us to meet certain operating covenants, and if we fail to comply with those covenants the bondholders would be able to accelerate our repayment obligations.
On August 20, 2023, we entered into a framework subscription agreement (the "Framework Subscription
Agreement") with entities affiliated with Kreos Capital ("Kreos") and entities affiliated with Claret European
Growth Capital ("Claret"), as the Secured Lenders (the "Kreos / Claret Financing"). Under this Framework
Subscription Agreement, we could draw up to €75 million in structured debt financing, in three tranches of €25 million in aggregate principal amount each, which were all drawn in full as of the date of this Annual Report on
Form 20-F. The Kreos / Claret Financing provides for certain restrictive covenants (subject to customary exceptions), which include, among other things, restrictions on the incurrence of indebtedness, cross-default, the distribution of dividends and the grant of security interests. As security for the Kreos / Claret Financing, the Secured
Lenders benefit from the grant of first-ranking collateral on our principal tangible and intangible assets, including pledges over our business (fonds de commerce) as a going concern and intellectual property rights in our lead drug candidate, as well as pledges over our bank accounts and receivables. Such securities apply to all tranches of the
Kreos / Claret Financing.
In addition, on August 20, 2023, we entered into a subscription agreement with entities affiliated with Heights
Capital Management ("Heights", and such agreement, the "Heights Subscription Agreement"). Under the Heights
Subscription Agreement, we could draw up to €75 million in amortizing senior convertible notes, in two tranches of
€35 million and €40 million, respectively, as further described below (the "Heights Financing"). The first tranche in aggregate principal amount of €35 million was drawn on August 24, 2023, and the drawdown period for the second tranche expired on August 24, 2024. The terms and conditions of the Heights Convertible Notes include a negative pledge providing that any security granted in favor of other borrowed debt or debt instruments should also be granted in favor of the Heights Convertible Notes on an equal basis (with the exception of the securities issued pursuant to the Kreos / Claret Financing).
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
There is no guarantee that we will have sufficient cash to pay the bonds issued to the Secured Lenders or
Heights at maturity, which could have a negative impact on our business as security interests have been granted on our principal tangible and intangible assets: in particular, on our goodwill and intellectual property rights relating to our lead drug candidate, as well as a pledge of our bank accounts and claims. There is also no guarantee that we will have sufficient cash to make the scheduled payments on the Kreos / Claret Financing, the Heights Financing or the
State-guaranteed loan, which could have a material adverse effect on our business, financial position and results of operations. Any failure to make scheduled payments or trigger early repayment of the loan could have a material adverse effect on our business, financial position, income, growth and outlook. If we breach our obligations under any of these agreements, it could result in default and trigger an early repayment of the bonds or loan. There is no guarantee that we would have the necessary resources to fund an advance repayment of the bonds.
Our principal tangible and intangible assets serve as collateral under the terms of debt agreements for the Kreos /
Claret Financing. If we default on these debt obligations, the Secured Lenders could foreclose on those assets, and we would be unable to continue our business and operations.
In August 2023, we entered into the Kreos / Claret Financing. In connection with the financing, we have granted the Secured Lenders first-ranking liens on our principal tangible and intangible assets, including pledges over our business (fonds de commerce) as a going concern and intellectual property rights in our lead drug candidate, as well as pledges over our bank accounts and receivables until our debt obligations thereunder are repaid in full. There can be no assurance that we will not breach the covenants or other terms of, or that an event of default will not occur under, the debt agreements for the Kreos / Claret Financing. If a breach or event of default occurs, there can be no assurance that we will be able to cure the breach within the time permitted. In the event of any failure to pay our obligations when due, any breach or default of our covenants or other obligations, or any other event that causes an acceleration of payment at a time when we do not have sufficient resources to meet these obligations, the Secured Lenders could foreclose on the collateral. If the Secured Lenders were to be successful, we would lose our intellectual property rights in our lead drug candidate and be unable to commercialize our lead drug candidate and conduct our business. Any of these consequences would have a material adverse effect on our business, financial condition and share price.
Current equity agreements and convertible debt instruments may dilute our equity resulting in dilution to our shareholders.
Since our incorporation, we have issued and granted founder’s share warrants (BCE) and share warrants
(BSA) and granted free shares (AGA) to persons linked to us and financing entities. We have also issued convertible bonds. See "Item 5.B—Liquidity and Capital Resources.”
The theoretical exercise of all the founder’s share warrants (BCE) and share warrant (BSA) instruments giving access to our capital issued and outstanding as of December 31, 2024, excluding securities held by financing entities, would allow for the subscription of 554,123 potential new ordinary shares, resulting in a hypothetical dilution equal to 0.87% based on our existing share capital as of December 31, 2024.
Using the delegation granted by our general meeting held on June 6, 2023, we issued in August 2023 the following securities in connection with the Kreos / Claret Financing and the Heights Financing:
•    25,000,000 convertible bonds with warrants attached with an individual nominal value of €1.00 per convertible bond issued to Kreos and Claret, which allow for the subscription of up to 1,178,084 new ordinary shares at a conversion price of €21.22 per ordinary share;
•      214,198 share warrants (BSA) issued to Kreos and Claret, which allow for the subscription of up to
214,198 new ordinary shares at an exercise price of €18.67 per ordinary share; and
•    350 convertible notes due in August 2027 with an individual nominal value of €100,000 issued to
Heights, which allow for the subscription of up to 1,012,417 new shares, as of December 31, 2024, at a conversion price of €23.77 per ordinary share. In case we opt to repay the principal and accrued interest of such notes entirely in shares, we may issue up to 2,830,201 new ordinary shares in connection with such repayment.
Using the delegation granted by our general meeting held on June 6, 2023, we further issued in November
2023 405,831 share warrants (BSA) to Kreos and Claret, which allow for the subscription of up to 405,831 new ordinary shares at an exercise price of €9.86 per ordinary share.
Our general meeting of May 30, 2024 delegated authority to the board of directors (the “Board”) to carry out one or more capital increases and/or issues of securities giving access to our capital subject to the following limitations:
•a total maximum nominal amount of the capital increases set at €250,000 (or the equivalent value of that amount in the event of an issue in another currency) with a total maximum nominal amount of the debt securities that may be issued set at €150,000,000 (or the equivalent value of that amount in the event of an issue in another currency); and
•the shares that may be issued or allotted in the context of equity incentive plans (share warrants (BSA), share options and/or free shares (AGA)) may not exceed 10% of the share capital on a fully diluted basis recorded as of May 30, 2024.
Our failure to maintain certain tax benefits applicable to French biopharmaceutical companies may adversely affect our operations and finances.
As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the Research and Development Tax Credit (crédit impôt recherche) (“CIR”), which is a French tax credit aimed at stimulating research and development. CIR can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represents €5.7 million for 2024. The French tax authorities, with the assistance of the Higher Education and Research Ministry, may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions or deductions in respect of our research and development activities and, should the French tax authorities be successful, our credits may be reduced, which would have a negative impact on our results of operations and future cash flows.
Furthermore, the French Parliament may decide to eliminate, or to reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time. If we fail to receive future CIR amounts, our business, prospects, financial condition, cash flows or results of operations could be adversely affected.
We may be unable to carry forward existing tax losses.
As of December 31, 2024, we carried forward accumulated tax losses of €609.4 million. In 2014, we acquired the companies Splicos, Wittycell and Zophis by means of a universal transfer of assets and liabilities. The tax losses carried forward of the three companies combined (Splicos, Wittycell and Zophis) amounted to €26.0 million on the date of the mergers and transfer of remaining assets. The transfer to us of these losses was subject to a post-merger approval by the French tax authorities, which approved the transfer of a total amount of €22.5 million of tax losses.
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
The development of a drug candidate is a long and expensive process with an uncertain outcome, progressing in several phases, where the objective is to demonstrate the therapeutic benefit provided by the drug candidate for one or more indications. Any failure during the various preclinical and clinical phases for a given indication could delay development, production and commercialization of the therapeutic product concerned or even lead to discontinuing its development. Identifying and developing potential drug candidates is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the data or results required to obtain regulatory approval and achieve commercialization.
During clinical trials, we may encounter difficulties determining and recruiting patients with the appropriate profile as well as other enrollment issues, which could delay our clinical trials. This profile could also vary depending on the different phases of these clinical trials. Patients might then not be recruited according to a timetable compatible with our financial resources which may result in a harm to our operating results.
At each phase of clinical development, we must ask for authorization or absence of opposition from the relevant authorities of various countries, according to our development plan, to conduct clinical trials and then present the results of the clinical trials to these authorities. The authorities may issue negative opinion, refuse to provide the authorizations necessary for clinical trials or have additional requirements (for example, relating to study protocols, patient characteristics, treatment durations, post-treatment follow-up, or certain differences in interpreting results between local regulatory agencies), and in some cases may require additional studies. Any negative opinion, refusal or decision by health authorities to require additional trials or examinations would be likely to result in the discontinuation or delay of the development of the product candidates concerned. An absence of or delay in therapeutic response could also result in the delay or even discontinuation of the development of our drug candidates.

We cannot guarantee that the development of our drug candidates will ultimately be successful, especially within time frames compatible with our financial resources or market needs. Any failure or delay in the development of these product candidates would have a material adverse effect on our business, income, financial position and outlook.
We are developing drug candidates for inflammatory diseases. To our knowledge, currently there are no similar immunological treatments with a mechanism of action based on enhanced expression of a single microRNA

miR-124 with marketing authorization granted by competent regulatory authorities. As a result, the outlook is uncertain for the development and profitability of obefazimod in the area of inflammatory diseases, its efficacy and acceptance by patients, doctors and paying agencies. Animal testing does not necessarily predict the results that will be obtained in humans. Positive results for obefazimod during Phase 1, Phase 2b or Phase 3 clinical trials or those for all the products in the portfolio during their research or preclinical phases might not be confirmed by subsequent phases. Such outcomes could have a material adverse impact on our business, income, financial position and growth.
We are heavily dependent on the success of our drug candidates, in particular obefazimod, and we cannot be certain that obefazimod or any of our other current or future drug candidates will receive regulatory approval, and, without regulatory approval, we will not be able to market our drug candidates.
We currently have no drug candidates approved for marketing, and we cannot guarantee that we will ever have marketable drug candidates. Our ability to generate revenue related to sales, if any, will in the near future depend entirely on the successful development and regulatory approval of obefazimod. In Europe and the United States, as well as in many other countries, access to the drug market is strictly controlled and marketing must be authorized by a regulatory authority. Most of the time, this registration application is filed with a national or federal health authority. However, in the European Union, the application for a marketing authorization (“MA”) must be submitted at the EU-level to the European Medicines Agency (“EMA”) for categories of the most innovative medicinal products, in order to obtain a centralized marketing authorization valid for all the European Union territory.
The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our drug candidates are, and will remain, subject to comprehensive and extensive regulation controlled by the EMA and European Union Member States national authorities in the European Union, the Food and Drug Administration
(“FDA”) in the United States, the Pharmaceuticals and Medical Devices Agency (“PMDA”) in Japan and other regulatory authorities in other countries, with regulations differing from country to country. Subject to limited exceptions, we are not permitted to market our drug candidates in the European Union, the United States or Japan until we receive a MA from the European Commission following EMA’s opinion or (a) European Union Member
State(s) authority(ies) or a new drug application (“NDA”) from the FDA or the PMDA, respectively. Regulators of each jurisdiction have their own procedures for approval of drug candidates. We have not applied for any MA for any of our drug candidates yet. Failure to obtain regulatory approval for our drug candidates in any jurisdiction will prevent us from commercializing and marketing our drug candidates in such jurisdictions, and marketing authorizations may be granted for narrow indications which may significantly reduce the scope of market of our drug candidates.
Obtaining and maintaining MA, as the case may be by country or by geographical area in the case of the
European Union, presupposes compliance with the mandatory standards imposed by the concerned regulatory authorities and submission to the authorities of a great deal of information about the drug candidate regarding its toxicity, dosage, quality, efficacy and safety all over its life cycle. The authorization process is long and expensive, and the result of this process remains highly uncertain. We are therefore careful to continuously comply with good practices in order not to jeopardize our chances of ultimately obtaining, directly or via our business partners, marketing authorization for the products we are developing. Furthermore, obtaining marketing authorization for a product in a given country or geographical area does not automatically ensure or immediately lead to obtaining marketing authorization in other countries for the same product.
In order to obtain MA for one of our drug candidates, we have to perform preclinical animal studies and complete human clinical trials in order to demonstrate the safety and efficacy of the drug candidates. MAs, NDAs and similar authorizations must include extensive preclinical and clinical data and supporting information to establish the drug candidate’s safety and efficacy for each desired indication. In the event patients are exposed to unforeseen and serious risks, we or the regulatory authorities may choose to suspend or early terminate these clinical trials.
NDAs, MAs and similar authorizations must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of a MA or a NDA and similar authorizations, and collecting all required information, proof and data for this process, is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. This is further enhanced by the fact that each regulator has its own requirements and procedures for the scientific evaluation or approval of drug candidates. The EMA, European
Union Member States national authorities, FDA and PMDA review processes can therefore take years to complete and approval is never guaranteed.

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
The level of market acceptance and sale of our drug candidates, if approved, will heavily depend on the availability of coverage and adequate reimbursement from third-party payors. The conditions for setting the sales price and reimbursement rate for drugs are beyond the control of pharmaceutical companies. They are decided by competent public committees and bodies and by social security or private insurance companies and are dependent on a number of factors. Pricing and reimbursement schemes vary widely from country to country. In the European
Union, pricing and reimbursement are determined individually by European Union Member States. Some countries may approve a specific price for a product while others may instead allow companies to fix their own prices for products but monitor and control company profits. Within the US, as a principle, drug companies set their own list prices, which may then be discounted through negotiations with payors. However, as a result of the Inflation
Reduction Act of 2022 (“IRA”), the Secretary of Health and Human Services is now authorized to negotiate prices with pharmaceutical companies for certain high-expenditure, single-source drugs that have been on the market for at least 7 years and are covered under Medicare Part B or Part D programs (i.e., prescription drugs for Americans aged
65 or older and Americans receiving social security disability) and imposes rebates under Medicare Part B and
Medicare Part D to penalize price increases that outpace inflation. The IRA permits the U.S. Department of Health and Human Services (“HHS”) to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented, although the Medicare drug price negotiation program is currently subject to legal challenges. These provisions began to take effect progressively starting in fiscal year 2023.On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, which take effect in January 2026. HHS will select up to fifteen additional products covered under Part D for negotiation in 2025. Each year thereafter more Part
B and Part D products will become subject to the HHS price negotiation program.
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
Patient enrollment is a significant factor in the timing of clinical trials, including with respect to data read and the timing of our clinical trials will depend, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial’s conclusion as required by applicable regulatory authorities. The eligibility criteria of our clinical trials, once established, may further limit the pool of available trial participants.
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

•any instability in the geographic regions in which our clinical trial sites are located;
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
From time to time, we may publicly disclose interim, top-line or preliminary data from our clinical trials and preclinical studies, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, top-line or preliminary results that we report may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the top-line or preliminary data we previously published. As a result, top-line and preliminary data should be viewed with caution until the final data are available. Moreover, caution should be exercised in drawing any conclusions from a comparison of data that does not come from head-to-head analysis.
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
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular development program, the approvability or commercialization of the particular drug candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug candidate or our business. If the interim, top-line or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our drug candidates may be harmed, which could harm our business, operating results, prospects or financial condition.
Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, prevent new or modified products from being developed, reviewed, approved or commercialized in a timely manner or at all, which could negatively impact our business.
The ability of the FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s or foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs and to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, or if a public health crisis prevents the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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
We may enter into licensing and distribution partnerships with pharmaceutical companies in order to fund the completion of the clinical development and marketing preparation of our lead drug candidate, obefazimod.
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
•rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and
•tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers, including any governmental responses thereto.
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
Sales of our drug candidates, if approved, could be adversely impacted by the reluctance of physicians, healthcare payors, patients or the medical community in general to adopt them and by the availability of competing drugs.
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
Competing drug candidates in the chronic inflammatory disease field are being manufactured and marketed by other companies, including, but not limited to, AbbVie, Eli Lilly, Johnson & Johnson, Pfizer and Takeda. Merck,
Roche, and Teva/Sanofi are all potential future competitors based on recent acquisitions of TL1A molecules. To compete with other drugs, particularly any that sell at lower prices, our drug candidates will have to provide medically significant advantages or be more cost-effective. Even if we can overcome physician reluctance and compete with products that are currently on the market, our competitors may succeed in developing new, safer, more accurate or more cost-effective treatments or therapeutic indications that could render our drug candidates obsolete or non-competitive.
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

The facilities used by our third-party manufacturers must be approved for the manufacture of our drug candidates by the FDA, the EMA and any comparable foreign regulatory authorities in other jurisdictions, pursuant to inspections that will be conducted after we submit an NDA to the FDA, a marketing authorization application
("MAA") to the EMA, or submit a comparable marketing application to a comparable regulatory authority. We do not control the manufacturing process of, and are completely dependent on, third-party manufacturers for compliance with GMP requirements for manufacture of our drug candidates. If these third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of any applicable regulatory authority, they will not be able to secure and/or maintain regulatory approval for the use of their manufacturing facilities.
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
We are highly dependent on our management, scientific and medical personnel whose services are critical to our success. Our success depends greatly on the involvement and expertise of our senior executives and qualified scientific staff. We do not maintain key person insurance. The temporary or permanent unavailability of our management and scientific staff could lead to:
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
Our competitors in the chronic inflammatory disease field are primarily large pharmaceuticals companies including, but not limited to AbbVie, Eli Lilly, Johnson & Johnson, Pfizer and Takeda. Several lines of research are being developed to improve the treatment of IBD. Many companies are working to develop new, more effective and better tolerated treatments with more practical formulations, especially small molecules administered orally, better accepted than monoclonal antibodies that require administration by injection. See “Item 4.C. Business Overview—
Competition.”
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
operations.
If our information technology systems or those of the third parties with whom we work, or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to: regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue and profits; and other adverse consequences.
In the ordinary course of our business, we and the third parties with whom we work process personal data
(including data we collect about trial participants in connection with clinical trials) and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, and financial information (collectively, sensitive data). We and the third parties with whom we work face a variety of evolving threats to information technology systems and data.
Cyber-attacks, malicious internet-based activity, online and offline fraud and other similar activities threaten the confidentiality, integrity and availability of our sensitive data and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,”
organized criminal threat actors, personnel (such as through error, theft or misuse), sophisticated nation states and nation-state-supported actors. For geopolitical reasons and in conjunction with military conflicts and defense activities, some actors have in the past and are expected to in the future engage in nefarious cybersecurity attacks.
During times of war and other major conflicts, we and the third parties with whom we work are vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain and ability to produce, sell and distribute our services.
We and the third parties with whom we work are subject to and have experienced a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as a fake, and phishing attacks), malicious code (such as viruses and worms), malware
(including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs,

server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, other natural disasters, attacks enhanced or facilitated by AI, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
Remote work has increased risks to our information technology systems and data, as more of our personnel utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
In addition, our reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations. We rely on third-party service providers and technologies to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, cybersecurity monitoring, data hosting, personnel email, and other functions. We also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. Our third-party service providers have in the past and may in the future experience a security incident or other interruption. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’
infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised.
While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures have been or will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We may not, however, detect and remediate all such vulnerabilities including on a timely and effective basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. These vulnerabilities could be exploited and result in a security incident.
Any of the previously identified or similar threats have caused and could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to or other compromise of our sensitive data or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our services.
We may expend significant resources or modify our business activities (including our clinical trial activities)
to try to protect against security incidents. Additionally, certain data privacy and security obligations require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.
Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, regulators, investors and others, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. We have in the past notified relevant stakeholders of such security incidents. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.
If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include:
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
Security incidents and attendant consequences may cause relevant stakeholders to stop using our services, deter new stakeholders from using our services, and negatively impact our ability to grow and operate our business.

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
The Russia-Ukraine war continues. The conflict has already had major implications for the global economy and the rate of inflation, particularly in relation to the supply of energy, raw materials and food products. It has also caused intense volatility on the financial markets, something that is still ongoing at the reporting date and has pushed down stock market prices around the world.

Given these developments, we have decided not to include Russia and Belarus in our global Phase 3 program for obefazimod in UC. However, the global scale of this conflict remains uncertain. We, therefore, cannot rule out an adverse impact of this conflict on our business, including in terms of access to raw materials, logistics, the performance of clinical trials and in relation to any future financing we may seek.
Our global Phase 3 clinical trials currently have clinical sites in Ukraine. None of these sites are located in the
Crimea Region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic.
We continue to monitor developments in the region, but any instability as a result of the war may have material adverse impacts on these clinical sites, which could negatively impact our Phase 3 clinical trials.
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
•the scope of protection conferred by our or our partners’ patents, trademarks and other intellectual property rights is and will remain sufficient to protect us against competition.
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
Our ability to pursue the development of some of our drug-based candidates partially depends on the maintenance in force of the licensing agreements entered into with various institutes. We have licenses granted by the CNRS, the University of Montpellier and/or the Institut Curie for certain patent and patent applications co-
ownership rights resulting from cooperation with the CNRS, the University of Montpellier and the Institut Curie,
which allowed obefazimod to be developed.
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
We cannot predict with certainty the long-term effects of these changes.
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
One of the major issues for a growing company like ours is to successfully develop, alone or with the help of partners, products incorporating our technologies in an increasingly restrictive regulatory environment. The pharmaceutical industry faces constant changes in its legal and regulatory environment and increased oversight by the competent authorities, such as the National Agency for Medicines and Health Products Safety (“ANSM”) in
France, the EMA in the European Union, the FDA in the United States or the PMDA in Japan, and other regulatory authorities in the rest of the world. At the same time, the public is demanding more guarantees and transparency regarding drug safety and efficacy. This may at any time lead to a more restrictive regulatory environment for our drug candidates which may have a material adverse effect on business, financial position, income, growth and outlook.
Health authorities oversee preclinical studies, clinical trials, pharmaceutical operations of companies, and drug manufacturing, commercialization and distribution. This increasing stringency of the legislative and regulatory framework is common worldwide; however, requirements may vary from country to country. In particular, health authorities, especially the ANSM, EMA, FDA and PMDA, have imposed increasingly burdensome requirements in terms of the volume and quality of data required to demonstrate the efficacy and safety of a product. These increased requirements may have thus reduced the number of products authorized in comparison to the number of applications filed. The risk/benefit ratio of products on the market is also subject to continuous monitoring and periodic review after their authorization. The delayed discovery of problems not identified at the research and development or initial assessment stage can lead at any time to marketing restrictions, suspension of the marketing or withdrawal of the products from the market, and to an increased risk of litigation.
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
Moreover, there have been a number of health reform initiatives that have impacted the ACA. For example, on
August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA”), into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in
2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly-established manufacturer discount program. It is unclear how other healthcare reform measures, if any, will impact our business.
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
In addition to the IRA, there have been several recent U.S. presidential executive orders, congressional inquiries and proposed and enacted legislation at the federal and state levels designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs.
For example, on March 11, 2023, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, effective January
1, 2024. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National
Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for
Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.
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
We expect that other healthcare reform measures may be adopted in the future, particularly in light of the recent U.S. Presidential and Congressional elections, which may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drug candidates.
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
The risk that we may be sued on product liability claims is inherent in the development and commercialization of our drug candidates. Side effects of, or manufacturing defects in, drugs that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, our liability could be sought after by patients participating in the clinical trials of the drug candidates tested, who suffer from unexpected side effects resulting from the administration of these drugs. In addition, we could face liability due to undetected side-effects caused by the interaction of our drugs with other drugs following release of the drug candidate to the market. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might also be filed against us by patients, regulatory authorities, biopharmaceutical companies and any other third party using or marketing our drugs. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our drug candidates. These actions could include claims resulting from actions by our partners, licensees and subcontractors, over which we have little or no control. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities, may be forced to limit or forgo further commercialization of the affected products and may suffer damage to our reputation.
We maintain product liability insurance coverage for our clinical trials at levels which we believe are appropriate for our clinical trials. Nevertheless, we cannot guarantee that the insurance policy taken out or the indemnification (that may be contractually limited) granted by our subcontractors will be sufficient to cover the claims that could be brought against us or losses we may suffer.
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

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.
In the ordinary course of business, we (and others on our behalf) collect, receive, store, process, generate, use, transfer, archive, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process)
personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, personal data/personal information (including data we collected about trial participants in connection with clinical trials), business plans, transactions, and financial information
(collectively, sensitive data).
Our data processing activities subjects us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security. New data privacy and security laws may be proposed or enacted.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the California
Consumer Privacy Act of 2018 (“CCPA”) requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages.
Other states, such as Virginia, Colorado, Utah and Connecticut have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. While the
CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts and may increase legal risk and compliance costs for us and the third parties upon whom we rely.
Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, among other laws, the European Union’s Regulation (EU) 2016/679 of 27 April
2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, as amended (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”) (collectively, the EU GDPR and the UK GDPR are the “GDPR”), Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or
“LGPD”) (Law No. 13,709/2018), Canada’s Personal Information Protection and Electronic Documents Act
(“PIPEDA”), and China’s Personal Information Protection Law (“PIPL”) impose strict requirements for processing personal data.
The collection and use of personal health data in the European Union and the United Kingdom is governed by the provisions of the GDPR. Under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to €20 million under the EU GDPR, 17.5 million pounds sterling under the
UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. We also engage in clinical trial activities in other foreign jurisdictions.
In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United
States or other third party countries in which local data privacy laws are less stringent due to limitations on cross-
border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area ("EEA") and the United
Kingdom (“UK”) have significantly restricted the transfer of personal data to countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt or have adopted similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EU-U.S. Trans-
Atlantic Data Privacy Framework, the UK’s International Data Transfer Agreement, or the EEA and UK’s standard contractual clauses, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States or other third party countries. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business.
Some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating the EU GDPR’s cross-border data transfer limitations. Regulators in the United States are also increasingly scrutinizing certain personal data transfers and have proposed and enacted certain data transfer requirements or prohibitions, for example, the Biden Administration’s executive order Preventing Access to Americans’ Bulk
Sensitive Personal Data and United States Government-Related Data by Countries of Concern.
In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. Depending upon the context, we may also be bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.
We publish and may publish privacy policies, marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. Regulators in the United
States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.
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
We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy or security obligations, we could face significant consequences, including but not limited to: government enforcement actions
(e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); and
mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; and
orders to destroy or not use personal data. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products;
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
If we are a PFIC for any taxable year in which a U.S. Holder (as defined in Item 10.E. Taxation—Material
U.S. Federal Income Tax Considerations for U.S. Holders) holds an ADS, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder including increased tax liability on disposition gains and certain
“excess distributions” and additional reporting requirements. See Item 10.E. Taxation—Material U.S. Federal
Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules.
Based on our analysis of our financial statements, activities and relevant market and shareholder data, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value of our goodwill, which may be determined by reference to the value of our ADSs, which could fluctuate considerably). We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of non-passive income to offset our passive income. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a
PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Each U.S. holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences.

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
Our ordinary shares are listed on Euronext Paris and our ADSs are listed on the Nasdaq Stock Market. Trading of the ADSs or ordinary shares in these markets will take place in different currencies (U.S. dollars on Nasdaq and euros on Euronext Paris), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and France). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on Euronext Paris could cause a decrease in the trading price of the ADSs on Nasdaq. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage.
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
•under French law, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, the protection of public health, telecommunications, research and development in biotechnologies, etc.;
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
Under French law, direct and indirect acquisition of control of all or part of a branch of activity, or, acting alone or in concert, of more than 25% (10% for investments made by non-EU/EEA investors in companies like ours whose shares are admitted to trading on a French or EU regulated market) of voting rights of a French company deemed to be active in a strategic industry, by foreign investors is subject to prior authorization of the French
Ministry of Economy pursuant to Articles L. 151-1 et seq. and R. 151-1 et seq. of the French Monetary and
Financial Code. Industries essential to the protection of public health and research and development activities in biotechnologies are among the categories which fall within the scope of this regulation.
If necessary to protect strategic assets, the ministry may oppose to the transaction or condition its authorization upon the commitment of the investor to certain structural and behavioral remedies that aim at maintaining strategic activities, knowledge, MAs and intellectual property in France.
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
The non-EU/EEA investors in French companies whose shares are admitted to trading on a French or EU regulated market reaching the 10% voting rights threshold benefit from a “fast-track procedure” pursuant to which the investor is exempt from the authorization request sets forth in Article R. 151-5 of the Monetary and Financial
Code, provided that the investment project has been the subject of a prior simplified notification to the French
Minister of Economy, and the French Minister of Economy did not oppose to the transaction or request to follow the standard authorization process, the transaction can proceed as from ten working days following notification.
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
Moreover, while we make annual and semi-annual filings with respect to our listing on Euronext Paris, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the
Exchange Act. Accordingly, there will be less publicly available information concerning our company than there would be if we were not a foreign private issuer.
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
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we could lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than
50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. For additional information relating to our principal shareholders, see Item 7.A Major Shareholders.
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
We are required to comply with various corporate governance and financial reporting requirements under the
Sarbanes-Oxley Act, the Exchange Act, Nasdaq listing rules, and the rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board, in addition to operating as a dual-listed company in France.
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
See “Item 8.A Consolidated Statements and Other Financial Information—Dividend Policy.”
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

Item 4.Information on the Company.
A.History and Development of the Company
Our legal and commercial name is Abivax SA. We were incorporated as a société anonyme (limited liability company) under the laws of France on December 4, 2013 for a period of 99 years until December 22, 2112, subject to extension or early dissolution and registered at the Paris Trade and Company Register on December 27, 2013
under the number 799 363 718. Our principal executive offices are located at 7-11 boulevard Haussmann 75009
Paris, France, and our telephone number is +33 (0) 1 53 83 09 63. We have one wholly owned subsidiary, Abivax
LLC, a Delaware limited liability company, formed on March 20, 2023. Our agent for service of process in the
United States is CT Corporation System, 1015 15th Street N.W., Suite 1000, Washington, D.C. 20005.
We have been listed on Euronext Paris since June 2015. In October 2023, we completed the initial public offering of our ordinary shares in the form of ADSs on the Nasdaq Global Market, raising approximately $235.8 million in gross proceeds (equivalent to approximately €223.3 million based on the exchange rate then in effect), inclusive of proceeds from our concurrent private placement of ordinary shares in certain jurisdictions outside of the
United States.
We did not incur any material capital expenditures for the years ended December 31, 2024, 2023 and 2022.
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
B.Business Overview
Overview
We are a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. We are currently evaluating our lead drug candidate, obefazimod, in Phase 3 clinical trials for the treatment of adults with moderately to severely active ulcerative colitis (“UC”). We have also initiated a Phase 2b clinical trial of obefazimod in patients with Crohn’s disease (“CD”), with our first patient enrolled in October 2024, and we are evaluating other potential inflammatory indications.
We focus on indications where existing treatments have left patients with significant unmet needs, and where we believe our investigational agents have the potential to be meaningfully differentiated from currently available therapies. The indications we target have substantial populations and represent large commercial opportunities, pending regulatory approvals and successful commercialization. Our initial focus is on inflammatory bowel diseases
(“IBD”), chronic conditions involving inflammation of the gastrointestinal (“GI”) tract, of which the two most common forms are UC and CD. As of 2024, an aggregate of approximately 3.6 million patients across the United
States, EU4 (France, Germany, Italy and Spain), the United Kingdom and Japan suffered from IBD, with 1.4 million of these patients in the United States alone.
One of the primary goals of IBD therapy is to achieve durable clinical remission while simultaneously taking into consideration a patient’s quality of life and concerns regarding potential side effects. Despite a number of different therapies approved for UC and CD, the vast majority of these therapies require chronic administration via injections or intravenous infusions, and may come with serious and concerning warnings, including, but not limited to, risks of serious infections leading to hospitalizations or death and increased risks of various malignancies. A vast majority of IBD patients do not achieve clinical remission with existing therapies, and a significant number of patients will lose response over time, especially those patients on TNF-alpha inhibitor therapy where anti-drug antibodies are common. Further, despite the increased number of biosimilars, such as TNF-alpha inhibitor therapies, becoming available for the treatment of IBD, biosimilars unfortunately do not alleviate any of the potential side effect concerns that often cause patients to delay, or avoid altogether, stepping up to more advanced therapies.
In addition, although a small number of oral therapies have more recently been approved for the treatment of IBD, these therapies also come with concerning potential side effects and/or extensive pre-initiation exams, which can discourage patients from initiating treatment with advanced therapies. Therefore, there continues to be significant unmet need for novel oral therapies with durable efficacy, improved safety profiles and minimal preinitiation requirements for patients with moderately to severely active IBD. Moreover, we believe the IBD market has significant growth potential driven by growing diagnosis of these diseases and increased penetration of oral treatments with improved benefit/risk profiles.

We believe our lead drug candidate, obefazimod, is differentiated from competing approaches for the treatment of IBD via its novel mechanism of action. Obefazimod was demonstrated to specifically enhance the expression of a single micro-RNA, miR-124, which plays a critical role in the regulation of the inflammatory response. In the context of inflammation, miR-124 is a natural regulator of the inflammatory response, controlling progression of inflammation and stabilizing the immune system, without causing broader immunosuppression. In contrast to currently available advanced therapies, prescribed post-conventional therapies, some of which target only a single cytokine or pathway, miR-124 modulates the expression of several key cytokines and pathways. Modulating multiple inflammatory pathways simultaneously may lead to more durability of efficacy results over the long-term, which is critical in lifelong conditions such as IBD, potentially differentiating obefazimod from currently available
IBD treatments.
In our Phase 2 clinical trials for the treatment of moderately to severely active UC, consistent with the pharmacological effects observed in our preclinical studies, obefazimod demonstrated an onset of symptom relief by day 8 of dosing, with meaningful reductions in rectal bleeding and stool frequency scores. In our Phase 2b induction clinical trial, which included 252 patients, obefazimod met the primary endpoint of a statistically significant reduction in Modified Mayo Score, a measure of disease activity relative to placebo. In addition, we observed high rates of sustained and newly achieved clinical remission in the subsequent open-label maintenance extension trial of up to two years of treatment, of which approximately 45% of patients were previously exposed to biologics or Janus kinase (“JAK”) inhibitors. Greater than 90% of patients previously exposed to advanced therapy prior to enrollment were highly refractory, having failed two or more advanced therapies.
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
In October 2024, we announced the results of an interim efficacy and safety analysis of an open-label maintenance ("OLM") trial that enrolled patients with UC at the conclusion of the Phase 2a and Phase 2b OLM trials, where they had received obefazimod 50 mg once daily. The data demonstrated maintenance of clinical remission and a safety profile consistent with prior trials of oral, once-daily obefazimod when administered at a reduced dose of 25 mg for up to an additional two years. In this OLM trial, patients who had completed the four-
year Phase 2a or two-year Phase 2b OLM trials, where they had received 50 mg of once-daily obefazimod, were given the opportunity to continue receiving obefazimod at a reduced dose of 25 mg daily for up to five additional years (provided they met the eligibility criteria of Mayo Endoscopic Subscore of 0 or 1). A total of 130 patients entered the trial. As of September 11, 2024, the data cut-off date, 113 patients have been evaluated out to 48 weeks and 74 patients have undergone the full 96-week evaluation. At trial baseline, 89% (116/130) of patients were in clinical remission. At weeks 48 and 96 of treatment, 84% (95/113) and 87% (64/74) of patients evaluated were in clinical remission, respectively. Similarly, 92% (119/130) of patients were in symptomatic remission at trial baseline. At weeks 48 and 96, 91% (103/113) and 92% (68/74) of patients evaluated were in symptomatic remission, respectively. Similar trends were observed with other efficacy analyses.
Obefazimod’s tolerability profile indicates potentially important clinical differentiation. As of the data cutoff date (of November 30, 2024), 1,300 patients have received obefazimod in all completed and ongoing clinical trials across all indications, including 97 patients for longer than six months and 241 patients for longer than one year.
Additionally, 765 patients have received only blinded obefazimod or placebo in the ABTECT program or Phase 2b clinical trial in CD, of which 160 patients received treatment for longer than six months and 66 patients for longer than one year.
We initiated our pivotal Phase 3 clinical trials of obefazimod for the treatment of moderately to severely active
UC in October 2022, which consist of two induction trials (ABTECT-1 and ABTECT-2) and one ABTECT maintenance trial. Top-line data from the ABTECT-1 and ABTECT-2 induction trials is expected to be announced in the third quarter of 2025, and top-line data from the ABTECT maintenance trial is expected to be announced in the second quarter of 2026. Our Investigational New Drug application (“IND”) for a Phase 2b clinical trial in patients with CD was cleared by the FDA in the fourth quarter of 2023, and we initiated enrollment in October of
2024. We intend to announce Phase 2b induction trial top-line results in the second half of 2026 with the objective to demonstrate clinical response and tolerability profile consistent with that already observed in our clinical trials for moderately to severely active UC. Based on the results from this Phase 2b clinical trial, if positive, we intend to proceed to a Phase 3 clinical trial.

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
IBD, as of 2024, affected approximately 1.4 million patients in the United States alone. As of 2024, the prevalence of UC and CD in the United States were estimated at approximately 0.8 million and 0.6 million patients, respectively. The prevalence of IBD in the EU4 and the United Kingdom is estimated at 2 million with approximately 1.2 million patients with UC and 0.8 million patients with CD. As of 2024, an aggregate of approximately 3.6 million patients across the United States, EU4, the United Kingdom and Japan suffered from IBD.
This figure is expected to grow to approximately 3.7 million patients by 2030.
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
In 2024, pharmaceutical sales in IBD were $16.2 billion in the United States and $7.6 billion in the rest of the world, totaling $23.7 billion worldwide. In 2030, pharmaceutical sales in IBD are estimated to be $21.5 billion and
$30.8 billion in the United States and worldwide, respectively. Worldwide sales in the UC market were $8.3 billion in 2024 and are estimated to be $12.7 billion in 2030, while in the CD market worldwide sales reached $15.4 billion in 2024 and are estimated to be $18.1 billion in 2030. We believe the IBD market has significant growth potential driven by growing diagnosis of these diseases and increased penetration of oral treatments with improved benefit/
risk profiles. We believe the potential for oral agents to gain significant market share is supported by physician and patient preference for the convenience of oral administration over injectable agents, increasing demand for therapies with long-term efficacy profiles and the opportunity for potent and well-tolerated oral agents to expand the overall segment of the moderately to severely active UC population undergoing treatment.
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
Despite the widespread use of conventional therapies to treat mild to moderately active IBD, due to the progressive and lifelong nature of both UC and CD, for many patients the severity of their disease progresses in activity and are considered moderately to severely active. This requires patients and their physicians to consider using more targeted therapies typically termed “advanced therapies.” The majority of advanced therapies require chronic parenteral administration including TNF-alpha inhibitors (e.g., infliximab, adalimumab and golimumab),
Interleukin (“IL”)-12/23 inhibitor (ustekinumab), anti-integrin antibodies (vedolizumab) or IL-23 inhibitors
(mirikizumab, guselkumab, risankizumab). There are also two classes of oral treatments including JAK inhibitors
(e.g., tofacitinib, filgotinib and upadacitinib) and sphingosine-1-phosphate (“S1P”) receptor agonists (ozanimod).
Although these therapies have demonstrated efficacy in UC and/or CD, the majority of IBD patients do not achieve clinical remission, and a significant number of patients lose response over time, especially those treated with TNF-
alpha inhibitor therapies where anti-drug antibodies are common. Due to mechanisms of action that are poorly understood, with each line of advanced therapy that is exhausted, patients become less likely to respond to the next advanced therapy utilized in the sequence of care.
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
•IL-23 inhibitors: Warnings in labels include serious allergic reactions and infections with mirikizumab and risankizumab having a hepatotoxicity warning as well.
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
We believe that the strength of the data we have generated in our Phase 2 clinical trials, specifically the potential to demonstrate rapid onset of action and durability of safety and efficacy results (as evidenced by a clinical remission rate of 53%, clinical response rate of 73% and no new adverse safety signals observed from our two-year Phase 2b open-label maintenance trial), if supported by the results of our Phase 3 clinical trials, uniquely positions obefazimod as a potential first-line advanced therapy choice for moderately to severely active UC, if approved. We believe our data, if supported by the results of our Phase 3 clinical trials with an expected induction data-read out in the third quarter of
2025, well-positions obefazimod as a potential first-line advanced therapy choice for moderately to severely active UC, if approved.
Based on the positive clinical data generated in our UC trials, preclinical studies in dextran sulfate sodium (“DSS”) mouse model which provide support for pursuing further development in CD, and underlying biological and mechanistic rationale, we initiated a Phase 2b clinical trial in patients with
CD in the fourth quarter of 2024, with a planned top-line data read-out in the second half of 2026, to potentially demonstrate outcomes consistent with those observed in our Phase 2 clinical trials for moderately to severely active UC. CD causes long-lasting inflammation and ulcers in the digestive tract, with fibrosis and stricturing, playing a key role in disease progression. It differs from UC in that it affects the entire thickness of the bowel wall and all parts of the digestive tract from mouth to anus.
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
•Potential Combination Therapy in IBD with obefazimod.
Currently available therapies have limited efficacy and durability that wanes over time, have extensive pre-initiation requirements, carry significant safety and tolerability challenges (such as black box safety warnings), and many of them are injectable biologics. We believe several of obefazimod’s attributes make it a potentially attractive candidate to pair with other advanced treatments. First, the oral route of administration is preferred by a majority of patients, potentially resulting in higher levels of medication adherence. Further, obefazimod’s proposed mechanism of action harnesses the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. The novel mechanism of action of obefazimod potentially lends itself as complementary to other oral or injectable agents with the potential of improving the induction and remission efficacy over monotherapy. We have initiated a formal process evaluating oral and injectable combination therapy candidate with obefazimod in UC. In September 2024, we announced results of initial preclinical combination data of obefazimod combined with etrasimod in a mouse model of IBD. The results showed that treatment with the combination improved the response on body weight protection and Disease Activity Index, and a synergistic and statistically significant reduction of several cytokines
(TNFa, IL-17, IL-6, IFNg) in the blood compared to each drug alone. Additional preclinical data to support our decision-making on a combination agent is expected in 2025.
•Leverage library of miR-124 enhancers to expand our pipeline in chronic inflammatory diseases.
Based on the mechanistic concept of obefazimod, we have launched a research and development program to generate new potential drug candidates to strengthen our intellectual property portfolio on the miR-124 platform and to identify additional drug candidates from our proprietary small molecule library that includes additional miR-124 enhancers. We expect to announce an obefazimod follow-on candidate selection during 2025.
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
Furthermore, obefazimod’s tolerability profile indicates potentially important clinical differentiation. As of the data cutoff date (of November 30, 2024), 1,300 patients have received obefazimod in all completed and ongoing clinical trials across all indications, including 97 patients for longer than six months and 241 patients for longer than one year. Additionally, 765 patients have received only blinded obefazimod or placebo in the ABTECT program or
Phase 2b clinical trial in CD, of which 160 patients received treatment for longer than six months and 66 patients for longer than one year. The most common treatment emergent adverse event (“TEAE”) reported has been mild to moderate headache, which has been transient and manageable with or without over-the-counter medications.
Furthermore, at present and based on data from all completed or non-blinded clinical trials with obefazimod, no increased rate of opportunistic infections or malignancies have been observed.
In October 2024, we announced the results of an interim efficacy and safety analysis of an OLM trial that enrolled patients with UC at the conclusion of the Phase 2a and Phase 2b OLM trials, where they had received obefazimod 50 mg once daily. The data demonstrated maintenance of clinical remission and a safety profile consistent with prior trials of oral, once-daily obefazimod when administered at a reduced dose of 25 mg for up to an additional two years. In this OLM trial, patients who had completed the four-year Phase 2a or two-year Phase 2b
OLM trials, where they had received 50 mg of once-daily obefazimod, were given the opportunity to continue receiving obefazimod at a reduced dose of 25 mg daily for up to five additional years (provided they met the eligibility criteria of Mayo Endoscopic Subscore of 0 or 1). A total of 130 patients entered the trial. As of September
11, 2024, the data cut-off date, 113 patients have been evaluated out to 48 weeks and 74 patients have undergone the full 96-week evaluation. At trial baseline, 89% (116/130) of patients were in clinical remission. At weeks 48 and 96 of treatment, 84% (95/113) and 87% (64/74) of patients evaluated were in clinical remission, respectively. Similarly,
92% (119/130) of patients were in symptomatic remission at trial baseline. At weeks 48 and 96, 91% (103/113) and
92% (68/74) of patients evaluated were in symptomatic remission, respectively. Similar trends were observed with other efficacy analyses.
We initiated our pivotal Phase 3 clinical trials of obefazimod for the treatment of moderately to severely active
UC in consultation with international regulators, including the U.S. Food and Drug Administration (the “FDA”), the
EMA, the Pharmaceuticals and Medical Devices Agency (“PMDA”) and the China Center for Drug Evaluation
(“CDE”). These pivotal Phase 3 clinical trials consist of two induction trials (ABTECT-1 and ABTECT-2) and one
ABTECT maintenance trial in doses of 25 mg and 50 mg across 36 countries in North America, Latin America,
Europe and Asia Pacific, involving 1,200 moderately to severely active UC patients in over 600 sites. Each of the trials will be randomized, double-blind and placebo-controlled, using independent and central review of video-taped endoscopies with the primary endpoint of clinical remission according to the Modified Mayo Score assessed at week
8 (induction) and at week 44 (maintenance), as recommended by the FDA. Enrollment of the first patient under this program occurred on October 11, 2022. Top-line data from the ABTECT-1 and ABTECT-2 induction trials is expected to be announced in the third quarter of 2025, and top-line data from the ABTECT maintenance trial is expected to be announced in the second quarter of 2026. We currently expect to complete enrollment for our induction trials in the second quarter of 2025.
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
By targeting key inflammatory mRNA players such as STAT3 and MCP1, miR-124, a known anti-
inflammatory micro-RNA, regulates inflammation by decreasing macrophag recruitment and activation and decreasing levels of pro-inflammatory cytokines, such as TNF-alpha, IL-6, IL-1, IL-23, and IL-17, to control overactive immune stimulation seen in chronic inflammatory diseases. This downregulation thereby regulates the inflammatory process and suggests broad potential as a novel anti-inflammatory therapeutic agent.
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
Obefazimod in UC
UC Overview
UC, one of the most common forms of IBD, is a chronic inflammatory disease of the large intestine or colon, that affects the lining of the colon and causes small sores or ulcers. UC is the result of several factors that are not yet well understood. Abnormal inflammatory response, genetics, microbiome and environmental factors all contribute to
UC. UC can occur at any age, though most people are diagnosed aged 20 to 30, and men and women are equally likely to be affected. UC can affect people of any racial or ethnic group. UC symptoms can vary, depending on the severity of inflammation and where it occurs. Signs and symptoms may include diarrhea, rectal bleeding, abdominal pain and cramping, weight loss, fatigue and fever, substantially impacting the quality of life of patients with this debilitating disease. There were an estimated 4.4 million prevalent cases of UC globally in 2024.
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
Advanced Therapies for UC
Advanced therapies for UC include biological agents as well as emerging oral molecules. Biological agents such as TNF-alpha inhibitors (including infliximab, adalimumab and golimumab), IL-12/23 inhibitors (such as ustekinumab) or IL-23 inhibitors (mirikizumab, guselkumab, risankizumab), which specifically block certain inflammatory factors involved in UC. Biological agents also include gut-specific anti-integrin antibodies (such as vedolizumab and natalizumab). New oral molecules acting on certain pathways of the inflammation include JAK inhibitors (including tofacitinib and upadacitinib) – or, on the trafficking of inflammatory cells such as S1P receptor agonists (e.g., ozanimod).
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
In addition, while TNF-alpha inhibitors and JAK inhibitors and newer biological agents, including anti-
integrin antibodies, IL-12/23 inhibitors and IL-23 inhibitors, have generally improved the care of moderate to severely active IBD, these are all anti-inflammatory agents with safety and tolerability concerns. These include increased risks for cancers, infections and blood clots due to their systemic impact and resulting effects on the immune system outside of the GI tract. In addition, prolonged treatment with biological therapies can lead to anti-
drug antibody development by patients’ immune systems which may lead to gradual waning of therapeutic efficacy and patients needing to switch to other biological agents. Furthermore, biological agents require injections or intravenous infusions, resulting in patient inconvenience and burden, which often negatively impacts patient compliance. Injections can also lead to injection-related events such as sciatica, neuralgia, neuropathic pain and peripheral neuropathy.
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
Recently, there have been efforts to develop drug candidates targeting novel mechanisms, such as S1P receptor agonists and TL1A inhibitors. S1P agonists, while offering convenient oral dosing, have not achieved meaningful commercial adoption. Ozanimod and other S1P agonists work by blocking capacity of lymphocytes to egress from lymph nodes, thereby reducing the number of lymphocytes in peripheral blood, which can lead to increased susceptibility to infections. Furthermore, Ozanimod, in its UC Study 1 which assessed efficacy during the induction period, achieved 18% clinical remission in all patients compared to 6% for placebo at week 10.  For patients with prior exposure to TNF inhibitors, only 10% of patients achieved clinical remission compared to 5% for placebo. TL1A inhibitors have garnered interest from those seeking newer targets and agents with differentiated clinical profile. Merck-Prometheus and Pfizer-Roivant have generated promising early Phase 2 data in both biologics-experienced and biologics-naïve patients, and have recently initiated Phase 3 clinical trials.
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

Our Market Opportunity: UC
The estimated market opportunity for UC was approximately $8.3 billion in worldwide sales in 2024 and is expected to reach $12.7 billion in worldwide sales in 2030. In 2022, there were 4.3 million prevalent cases of UC worldwide. In the United States, EU4, the United Kingdom and Japan, there were 2.1 million prevalent cases of UC, of which 1.3 million of these cases in G7 countries were treated with 5-ASAs or advanced therapies. In addition, approximately 76% of patients suffering from UC in the United States were covered by commercial insurance, with approximately 20% and 3% covered by Medicare and Medicaid, respectively. The UC market has significant growth potential driven by increasing incidence of the disease as well as the development of innovative oral therapeutics.
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
Clinical Trial Results of Obefazimod in Moderately to Severely Active UC
As of November 30, 2024 (the last safety data cut-off date), 1,300 subjects have received obefazimod, according to various administration schedules, in all completed and ongoing open-label clinical trials across all indications, including 97 subjects for longer than 6 months and 241 subjects for longer than one year. The most common TEAE reported has been mild to moderate headache, which has been transient and manageable with or without over-the-counter medications. Furthermore, at present and based on data from all completed or non-blinded clinical trials with obefazimod, no increased rate of opportunistic infections or malignancies have been observed.
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

(1)  217/222 eligible patients enrolled into open label maintenance study.
(2)Irrespective of patient outcome at the end of the 8-week induction phase.
(3)n = Number of patients that met the respective endpoint.
(4)N = Number of patients in the relevant analysis set.
(5)124 patients achieved clinical response at end of 8-week induction phase.
(6)From week 48 to week 96, 19 patients began experiencing symptoms of UC again (i.e., were not in clinical remission anymore), and
14 patients achieved clinical remission.
The below table depicts the types of adverse events observed from our Phase 2b clinical trial:

During the induction and the maintenance treatments of the Phase 2b clinical trial, the safety and tolerability profile observed was consistent with previous findings and no new adverse safety signals were observed. As of
November 30, 2024 (the last safety data cut-off date), 1,300 subjects have received obefazimod, according to various administration schedules, in all completed and ongoing open-label clinical trials across all indications, including 97 subjects for longer than 6 months and 241 subjects for longer than one year.

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

Enrollment of the first patient under this program in the United States occurred on October 11, 2022. Top-line data from the ABTECT-1 and ABTECT-2 induction trials is expected to be announced in the third quarter of 2025, and top-line data from the ABTECT maintenance trial is expected to be announced in the second quarter of 2026.

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
Obefazimod in CD
CD Overview
CD is a chronic inflammatory condition that can affect the GI tract from mouth to anus but typically affects the colon and last section of the ileum (terminal ileum). Although considered in the same category of IBD as UC, the inflammation occurs across the bowel wall which leads to different complications including stricture and fistula formation. CD affects about 3.2 per 1,000 people in Europe, North America and the United Kingdom. Collectively,
we estimate there are approximately 1.5 million CD patients in G7 countries. Of these patients, approximately 59%)
are estimated to be diagnosed with moderately to severely active CD. While this disease is diagnosed at any age, onset is more common among adolescents and young adults. Patients typically present with abdominal pain, diarrhea, fatigue and weight loss. In cases of bowel obstruction, patients will also experience bloating and vomiting. The likelihood of having surgery mostly due to bowel obstruction within the lifetime of a CD patient is approximately 80%. Besides bowel complications, patients can experience extra-intestinal manifestations (“EIMs”), which impact the skin, eye and joints primarily. The prevalence rate of EIMs is approximately 24% in all IBD patients, 27% in UC patients, but as high as 35% in CD patients.
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
Our Market Opportunity: CD
The estimated market opportunity for CD was approximately $15.4 billion in worldwide sales in 2024 and is expected to reach $18.1 billion in worldwide sales in 2030. In 2024, approximately $10.7 billion of sales came from the United States. Similar to the UC market, we believe oral agents represent a significant commercial opportunity, particularly if such therapeutics can provide long-term safety and efficacy profiles comparable to injectable agents.
Obefazimod CD Development Program
In February 2024, we announced that our obefazimod CD IND filed with the FDA in December 2023 was cleared to proceed. In alignment with FDA feedback, we modified our CD trial design and are conducting a dose-
ranging Phase 2b clinical trial. Our first patient was enrolled in October 2024 and our 12 week induction readout is expected in the second half of 2026.

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
J&J has progressed these findings and initiated a fixed-dose combination phase 2 clinical trial of guselkumab plus golimumab (JNJ-4804) in UC/CD.
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
We have initiated a formal process evaluating oral and injectable combination therapy candidate with obefazimod in UC. In September 2024, we announced results of initial preclinical combination data of obefazimod combined with etrasimod in a mouse model of IBD. The results showed that treatment with the combination improved the response on body weight protection and Disease Activity Index with a synergistic and statistically significant reduction of several cytokines (TNFa, IL-17, IL-6, IFNg) in the blood compared to each drug alone.
Additional preclinical data to support our decision-making on a combination agent is expected in 2025.
Follow-On Compounds Program
Based on the mechanistic concept of obefazimod, a research and development program is currently ongoing to generate new potential drug candidates to strengthen our intellectual property portfolio on the miR-124 platform.
The first follow-on drug candidate is expected to be selected in 2025.

Manufacturing and Supply
Obefazimod
Our lead compound, obefazimod, is manufactured using commercially available, widely used raw materials and common chemical engineering and synthetic processes. The historical volatility in the prices of these raw materials has not had a material impact on our operating results. Obefazimod is formulated as an oral solid capsule.
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
(vii) manufacturing costs; intellectual property and patent rights and their protection; and (viii) sales and marketing capabilities. Given the intense competition in our industry, we cannot assure you that even if we are able to successfully develop any products, that they will have a higher benefit-risk profile or better cost effectiveness compared to products developed or introduced by our competitors. Our competitors in the chronic inflammatory disease field are primarily large pharmaceuticals companies including, but not limited to, AbbVie, Eli Lilly,
Johnson & Johnson, Pfizer and Takeda. Merck, Roche, and Teva/Sanofi are all potential future competitors based on recent acquisitions of TL1A molecules. Several lines of research are being developed to improve the treatment of
IBD. Many companies are working to develop new, more effective and better tolerated treatments with more practical formulations, especially small molecules administered orally, better accepted than monoclonal antibodies that require administration by injection or intravenous infusions.
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

IL-12/23 inhibitors entered the UC market in 2019 as ustekinumab (Johnson & Johnson’s Stelara®). In 2021,
AbbVie filed an authorization application with FDA and EMA for risankizumab (Anti-IL-23—Skyrizi®) for the treatment of moderately to severely active CD and in 2024 it was approved for UC.
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
In 2021, Eli Lilly reported that mirikizumab (Anti-IL-23) generated data in a Phase 3 maintenance trial in patients with UC that led to EMA and FDA approvals for UC. Regulatory filings have also been submitted for CD.
All these drugs are injectable (Humanized mAb). Abbvie received FDA approval in moderately to severely active
UC for Skyrizi in June 2024 and J&J recieved FDA approval for Tremfya in September 2024. IL-23 is a regulator of
T-helper (Th)-17 cell. IL-23 prevents regulatory T-cell response in the intestine, and therefore increases inflammation in the gut. Anti-interleukins targeting the IL-23 have been shown to be effective for induction and maintenance of remission in patients with moderate-severe UC.
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
•Gilead and Galapagos’ filgotinib (Jyseleca®) is a selective JAK1 inhibitor. Since November 2021, filgotinib has been approved for the treatment of UC in the European Union (the “EU”). Authorization
requests have also been submitted to the UK Medicines and Healthcare products Regulatory Agency
(“MHRA”) and the Japanese PMDA for the treatment of moderately to severely active UC. In January
2024, Alfasigma acquired the rights to filgotinib from Galapagos.
•AbbVie’s upadacitinib (Rinvoq®), which is also a selective JAK1 inhibitor, was approved by the FDA in March 2022 for the treatment of moderately to severely active UC. EMA authorization for the treatment of moderately to severely active UC was granted in July 2022. Rinvoq was then approved in moderately to severely active CD in 2023.
S1P receptor agonists allow sequestration of activated lymphocytes in lymph nodes and thus reduce their circulation in the GI tract. Ozanimod (Zeposia®) is a S1P receptor modulator that is selective for the S1P1 and S1P5 receptors. It was approved by the FDA and EMA for the treatment of moderately to severely active UC in 2021. In
March 2024, BMS annouced that ozanimod failed their first Phase 3 induction clinical trial for CD. In October 2023,
Pfizer announced approval of Velsipity for moderately to severely active UC. Phase 2/3 CD Velsipity clinical trials are underway. In addition, in October 2023, Ventyx Biosciences announced results from its Phase 2 clinical trial of
VTX002 in UC. However, further development is contingent on finding a strategic partner to advance VTX002 to
Phase 3 clinical trials.
We are also aware of other types of treatments currently under various stages of development, such as
NImmune Biopharma’s omilancor (a Lanthionine Synthetase C-Like 2 activator) as well as tyrosine kinase 2 inhibitors from Bristol Myers Squibb’s Sotyktu (deucravacitinib – approved in the EU) and Ventyx Biosciences’
VTX 958.
Furthermore, TL1A inhibitors have garnered interest from those seeking newer targets and agents with differentiated clinical profile. Merck-Prometheus and Pfizer-Roivant have generated promising early Phase 2 data in both biologics-experienced and biologics-naïve patients, and have recently initiated Phase 3 clinical trials.
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
The development of drugs involves several stages: research and development, preclinical tests, clinical trials, authorization, manufacturing, commercialization and post-marketing surveillance.
All of these stages are subject to specific requirements that impose substantial and onerous constraints, compliance with which is ensured by various national (in France, the ANSM), regional (in the EU, the EMA) or federal (in the United States, the FDA) authorities.
Failure to comply with these regulations may be subject to fines, to the suspension or withdrawal of the authorizations and certifications required to perform pharmaceutical activities, to the seizure or withdrawal of products from the market, or to partial or total suspension of their manufacturing. Regulatory authorities may also withdraw marketing authorizations (“MAs”) previously granted, reject MA applications (“MAAs”) and initiate legal proceedings whose outcome remains uncertain.
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
•conduct of clinical trials in humans to demonstrate the safety and efficacy of the product for each considered indication, in accordance with Good Clinical Practice (“GCP”), after authorization by a competent authority and an ethics committee;
•if trial results are positive, preparation and submission of an MAA to the competent authority, in order to market the product;

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
To reduce disparities between the transpositions by the Member States, Regulation 536/2014 on clinical trials on medicinal products for human use and repealing Directive 2001/20/EC, was adopted on April 16, 2014. This regulation aims to further harmonize and streamline the clinical trial authorization process, improve their supervision, simplify adverse event reporting procedures and increase the transparency of clinical trials. This regulation became applicable on January 31, 2022. Following a three-year transition period, all clinical trials
(including those ongoing and whose conduct was authorized in accordance with Directive no. 2001/20/EC), are fully subject to the provisions of the Regulation 536/2014 since January 31, 2025 and must have been brought into compliance with the legal framework it provides. Failing this, the trial loses its authorization and must be stopped.

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
The conclusion of the rapporteur Member State with regard to Part I of the assessment report is deemed to be the conclusion of all Member States concerned. However, the Member States concerned may disagree with this conclusion for a number of limited reasons, for example when they consider that participation in the clinical trial would lead to a subject receiving a treatment inferior to that of normal clinical practice on their territory. The
Member State concerned may then refuse the conduct of the clinical trial on its territory.
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
Responsibility of the Sponsor and Insurance Obligation of the Sponsor
In the EU, the sponsor shall indemnify the subjects of the trial in case of damage arising as a consequence of their participation in the research, unless he proves that the damage does not result from his fault or the fault of any other person intervening in the trial. In the EU, Member States generally require a sponsor to have an insurance covering its civil liability and the liability of any person intervening in the research. In addition, any breach to the provisions concerning clinical trials may lead to significant administrative, criminal and/or reputational penalties.
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
This procedure enables the simultaneous issuance of national MAs in several EU countries. Under the decentralized procedure, an identical dossier is submitted to the competent authorities of each of the
Member States in which an MA is sought. One of these Member States is designated by the applicant to act as the Reference Member State (“RMS”). The competent authority of the RMS drafts an assessment report and prepares an SmPC, a package leaflet and a draft labelling, which are sent to the other Member States involved in the procedure, known as the Concerned Member States (“CMS”), for approval. If no CMS raises any objections based on a potential serious risk to public health, a national
MA is granted for the product in all Member States involved in the procedure (i.e., in the RMS and the
CMS).
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
Depending on the procedure used, the EMA or the national competent authority(ies) must, before granting a
MA, make an assessment of the benefit/risk ratio of the product based on scientific criteria of quality, safety of use and efficacy. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is
210 days, excluding clock stops. In exceptional cases, the CHMP might perform an accelerated review of an MAA in no more than 150 days (not including clock stops). Innovative products that target an unmet medical need and are likely to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines (“PRIME”) scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. This program was launched by the EMA in March 2016, and aims at enhancing the
EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction through early dialogue with companies developing promising medicines, to optimize their development plans and speed up their evaluation to help them reach patients earlier. More specifically, product developers that benefit from PRIME access can benefit from early and proactive regulatory dialogue with the EMA and frequent discussions on clinical trial designs and other development program elements. Importantly, a dedicated contact and rapporteur from the CHMP is appointed early in the PRIME scheme facilitating increased understanding of the product at EMA’s committee level. A team of multidisciplinary experts at the EMA is also composed to provide guidance on the overall development and regulatory strategies. Thus, PRIME access is intended at speeding up the assessment process of MAAs, without guarantee as to the outcome of the process.
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
The granting of a conditional MA is accompanied by specific obligations, in particular relating to the completion of clinical trials, the performance of new studies and the collection of pharmacovigilance data in order to confirm the benefit/risk ratio of the product. Once the pending studies are provided, it can become an unconditional
MA.
MAs may also be granted under exceptional circumstances to medicinal products for which a complete evaluation file cannot be provided when the product’s indication is too rarely encountered and prevents the provision of comprehensive evidence, when the current state of scientific knowledge prevents the provision of such data or when the collection of the necessary data would be unethical. This MA is close to the conditional MA as it is reserved to medicinal products to be approved for severe diseases or unmet medical needs and the applicant does not hold the complete data set legally required for the grant of an ordinary MA. However, unlike the conditional MA, the applicant will not have to provide the missing data later. However, although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually and the
MA is withdrawn in case the risk-benefit ratio is no longer favorable.
Despite the granting of a MA, both the MA holder and the competent authorities may decide at any time to withdraw (voluntarily or compulsorily) a product from the market or a MA, when it appears that the product presents more risks than benefits for the patients.
Data and Marketing Exclusivity
In the EU, new products authorized for marketing on the basis of a complete file (i.e., reference products)
generally receive eight years of data exclusivity and an additional two years of market exclusivity upon granting of the MA. The data exclusivity period prevents generic and biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU.
The market exclusivity period prevents generic or biosimilar from being commercialized in the EU until ten years have elapsed from the first MA of the reference product in the EU. The  ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications, which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.
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

Manufacturing and Distribution-related Requirements
To ensure patients’ safety, the manufacturing, distribution and import of active pharmaceutical ingredients and finished products into the EU are also subject to extensive requirements and both MA holders, manufacturers and distributors of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European
Commission and/or the competent regulatory authorities of the Member States.
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
Post-Approval Requirements
Pharmacovigilance Requirements
The MA holder must establish and maintain a pharmacovigilance system and designate a Qualified Person
Responsible for Pharmacovigilance (“QPPV”) who is responsible for the establishment and maintenance of that system, and oversees the safety profiles of medicinal products and any emerging safety concerns. The main obligations of the QPPV include prompt reporting of suspected serious adverse reactions to competent authorities and submission of periodic pharmacovigilance update reports (“PSURs”).

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
Advertising Requirements
In the EU, the advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with healthcare professionals, misleading and comparative advertising and unfair commercial practices. The general principles applicable to the advertising of medicines, which is broadly defined as any form of door-to-door information, canvassing activity or inducement designed to promote the prescription, supply, sale or consumption of medicinal products, are established by EU directives.
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

Depending on the Member States, advertising-related regulatory requirements may be sanctioned notably by the suspension or withdrawal of regulatory authorizations, medicinal products recalls, medicinal products seizures, operating restrictions and even criminal and/or civil prosecution and significant financial sanctions.
The aforementioned EU rules are generally applicable in the European Economic Area (“EEA”) which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.
Coverage and Reimbursement
In the EU, pricing and reimbursement systems widely vary from one country to another and remain exclusively the responsibility of the Member States.
Thus, Member States may restrict the range of medicines for which their national health insurance system provides reimbursement and control their price, provided that time limits for review of a reimbursement application provided in Directive 89/105/EEC of 21 December 1988 must be complied with.
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

On December 13, 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA”) amending
Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022 it has only started to apply from January 12, 2025. Implementation is progressive. To date, it only applies to drugs containing new active substances for the treatment of cancer and advanced therapy drugs. This regulation intends to boost cooperation among EU Member States in assessing health technologies, in order to speed up the availability of innovative products on the EU market. The regulation permits EU Member States to use common HTA tools, methodologies, and procedures across the EU. It also provides for joint clinical assessment of the innovative health technologies at the EU level, joint scientific consultations whereby developers can seek advice from HTA authorities, and identification of emerging health technologies to identify promising technologies early. Nonetheless, individual EU
Member States continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement, provided they take into consideration the joint clinical assessment conducted at the EU level.
Other Healthcare Laws
Relationships between the pharmaceutical industry and healthcare professionals are subject to national restrictions and regulations in order to avoid any incentive to use or prescribe health products that is not exclusively justified by the patient’s state of health and profile.
For example, in France, relations between the industry and healthcare professionals practicing in France are governed by the “anti-gift” and “transparency” laws.
By way of principle, under the French anti-gift law, persons providing health services, manufacturing or marketing healthcare products, regardless of their nationality and of the effective marketing of their health products on the French market, are prohibited from promising or offering advantages of any kind whatsoever, in cash or in kind, either directly or indirectly, to healthcare professionals practicing in France, students intending to enter such professions or associations of these individuals, including learned societies and national professional councils.
The list of benefits that do that do not qualify as “advantages” under the anti-kickback regulation is very limited and includes, for example, benefits that relate to the exercise of the beneficiary’s profession and of negligible value, which may not exceed the amounts provided for by a Ministerial Order.

By way of exception, above-mentioned health stakeholders may provide advantages to the healthcare professionals/associations mentioned above, subject to the conclusion of a written agreement and to a prior declaration to or approval from the authority or board to which the concerned beneficiary belongs, depending on the amount of advantages granted.
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

When failing to comply with this regulation, in addition to a significant risk to their reputation, the companies and professionals concerned may be subject to significant criminal penalties and, in the case of the latter, disciplinary penalties.
The French transparency provision, for its part, provides citizens with access to certain information on a website so that they can more objectively assess the direct and indirect relationships between health actors (i.e., a broad list including healthcare professionals, associations of healthcare professionals, students, associations of users of the health system, health establishments, academic institutions, foundations, learned societies and societies or advisory bodies involved in the health product or health services sector, etc.) and companies producing or marketing health products or providing services associated with these products. Under the terms of this regulation, the companies concerned must disclose the main information relating to their relationships with healthcare professionals, such as compensation or benefits paid, and agreements entered into. Companies that knowingly fails to disclose such information may be subject to criminal penalties.
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
•The U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters; and
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act
(“HITECH”), which governs the conduct of covered entities, business associates, and their covered subcontractors regarding certain electronic healthcare transactions and protects the security and privacy of protected health information.
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
Healthcare Reform
The enactment of the Affordable Care Act (“ACA”) has substantially changed healthcare financing and delivery by both governmental and private insurers, and significantly impacted the pharmaceutical industry. The
ACA, among other things, expanded access to health care coverage through the creation of ACA marketplaces, expanded Medicaid eligibility, established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate
Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid
Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, and provided incentives to programs that increase the federal government’s comparative effectiveness research.
Since its enactment, there have been judicial and congressional challenges to certain aspects of the ACA. Most recently, on June 17, 2021, the United States Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. In addition, there have been a number of health reform initiatives that have impacted the ACA. For example, on
August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA”), into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in
2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program.
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
In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. For example, there have been several congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics that have been on the market for at least 7 years and covered under
Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to take effect progressively starting in fiscal year 2023, although the
Medicare drug price negotiation program is currently subject to litigation. On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, which take effect in January 2026.
HHS will select up to fifteen additional products covered under Part D for negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the HHS price negotiation program. Further, on December
7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and
Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of
March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program ("SIP")
proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the
United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs.
We expect that additional U.S. federal healthcare reform measures will be adopted in the future, particularly in light of the recent U.S. Presidential and Congressional elections, any of which could limit the amounts that the U.S.
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
Patents
All the patents and patent applications covering obefazimod are co-owned with the French National Centre for
Scientific Research (the “CNRS”), the University of Montpellier, and the Institut Curie, except U.S. patent
10,464,903, U.S. patent 10,745,357, U.S. patent application 17/913,063, U.S. patent applications 18/729,018, U.S.
patent application 18/893,339, U.S. patent application 18/832,670 and PCT patent application PCT/IB2024/000410, as described below.
Obefazimod
As of December 31, 2024, the principal patent rights related to obefazimod, include:
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

•U.S. patent applications 17/416,856, now granted under U.S. 11,992,499 and 17/416,679, which are respectively directed to the method of treating other inflammatory diseases and cancer by obefazimod generically and specifically or its N-glucuronide metabolite have been filed in 2019, as well as counterpart applications in other countries.
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
•U.S. patent application 18/284,253, which is directed to a synthesis process for manufacturing obefazimod and derivatives thereof and was filed in 2022, as well as counterpart applications in other countries.
•U.S. patent applications 18/729,018 and 18/893,339, which are directed to combinations products with obefazimod and etrasimod or ozanimod were respectively filed in 2023 and 2024, as well as counterpart applications in other countries.
•U.S. patent application 18/832,670, which is directed to combinations products with obefazimod and
Rinvoq, filed in 2023, as well as counterpart applications in other countries.
•PCT patent application PCT/IB2024/000410, which is directed to obefazimod for treatment of ulcerative colitis, was filed in 2024.
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
D.Property, Plants and Equipment.
Our corporate headquarters is located in Paris, France, where we occupy approximately 850 m² of office space that we sublease and we lease 150 m2 of office space in Jacou, Region of Occitanie in the south of France. We lease an additional 279 m² of office space in Boston, Massachusetts. We believe our existing facilities meet our current needs.
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
Overview
We are a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. We are currently evaluating our lead drug candidate, obefazimod, in Phase 3 clinical trials for the treatment of adults with moderately to severely active ulcerative colitis (“UC”). We also initiated a Phase 2b clinical trial of obefazimod in patients with Crohn’s disease (“CD”) in October 2024, as well as evaluating other potential inflammatory indications.
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
 On March 20, 2023, our United States-based subsidiary Abivax LLC (the “Subsidiary”) was formed as a limited liability company under the laws of the State of Delaware. The Subsidiary hosts our operations in the United
States. We have prepared audited consolidated financial statements as of and for the year ended December 31, 2024.
As of December 31, 2024, the Subsidiary’s contribution to our consolidated results of operations was a net operating loss of €15.0 million.
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
We have incurred significant operating losses since inception, and we expect to continue to incur significant expenses and operating losses for the foreseeable future. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of obefazimod and any future drug candidates. For the years ended December 31, 2024, 2023 and 2022, we reported net losses of €176.2 million, €147.7 million and €60.7 million, respectively. As of December 31, 2024, we carried forward accumulated tax losses of €609,4 million. We expect to continue to incur net operating losses for at least the next several years, and we do not anticipate achieving profitability in the future unless we obtain regulatory approvals necessary to commercialize obefazimod and any additional drug candidates that we may pursue in the future. We expect that our research and development expenses, general and administrative expenses, and capital expenditures will increase substantially in connection with our ongoing activities, particularly if and as we:
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
Research and Development Activities
Research and development activities are central to our business. Since our inception, most of our resources have been allocated to research and development and it accounts for the majority of our operating expenses. For the year ended December 31, 2024, research and development expenses accounted for 79% of our total operating expenses, as compared to 78% and 87% (excluding goodwill impairment loss) for the years ended December 31,
2023 and 2022 respectively. Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect that our research and development expenses will increase in the foreseeable future as we seek to advance the development of our drug candidates. The successful development of our drug candidates remains highly uncertain.
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
Marketing Approval and Market Acceptance of our Drug Candidates
We may never succeed in achieving marketing approval for any of our drug candidates. We may obtain unexpected and/or negative results from our clinical trials. We may elect to discontinue, delay or modify the development plan and clinical trials of some drug candidates or focus on others. A change in the outcome of any of these factors with respect to the development of drug candidates that we are developing could result in a significant change in the costs and timing associated with the development of such drug candidates. For example, if the EMA or the FDA or other regulatory authority were to require us to conduct non-clinical studies and clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to spend significant additional financial resources and time on the completion of clinical development of our drug candidates.
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
On December 12, 2024, we were notified of a claim from the seller of Prosynergia requesting the payment of an earn-out in connection with the transaction. Legal proceedings are ongoing in French court. We have not registered any provision in our accounts in connection with this claim due to uncertainty in the outcome of this proceeding.
Impact of the Russia-Ukraine War on our Business
The Russia-Ukraine war continues. The conflict has already had major implications for the global economy and the rate of inflation, particularly in relation to the supply of energy, raw materials and food products. It has also caused intense volatility on the financial markets.
Given these developments, we have decided not to include Russia and Belarus in our global Phase 3 clinical trials for obefazimod in UC. However, the global scale of this conflict cannot be predicted at this stage. We, therefore, cannot rule out an adverse impact of this conflict on our business, including in terms of access to raw materials, logistics, the performance of clinical trials and in relation to any future financing we may seek.
The long-term safety and efficacy extension of the Phase 2b maintenance trial of obefazimod in moderately to severely active UC is our only clinical trial with patients currently enrolled in Ukraine. The Phase 2b 12-month assessment was carried out in all the Ukrainian patients before the war broke out and these patients are therefore included in the one-year maintenance results that were reported on April 6, 2022. Ukrainian patients who completed the two-year Phase 2b maintenance trial have been transitioned to the long-term safety and efficacy trial that is still on-going. None of these sites are located in the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic. We have a few sites active in the western part of Ukraine in the
ABTECT Phase 3 clinical trials.
Together with our CRO, we are making considerable efforts to ensure the follow-up of patients who are unable to come to the study centers. Monitoring takes place through a remote monitoring system that was established and used successfully during the COVID-19 pandemic.

A.Operating Results
Comparison of Years Ended December 31, 2022, 2023 and 2024
The following table sets forth our results of operations for the years ended December 31, 2022, 2023 and 2024.

(In thousands of euros)	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024	% 2023 Change	% 2024 Change
Other operating income ............................	€4,583	€4,621	€12,449	1%	169%

Total operating income ....................................	4,583	4,621	12,449	1%	169%

Sales and marketing expenses ...................	—	(6,431)	(5,954)	—	(7)%
Research and development expenses ........	(48,295)	(103,176)	(146,532)	114%	42%
General and administrative expenses .......	(7,492)	(22,390)	(32,946)	199%	47%
Goodwill impairment loss .........................	(13,632)	—	—	(100)%	—

Total operating expenses ..................................	(69,419)	(131,997)	(185,433)	90%	40%

Operating income (loss) ...................................	(64,836)	(127,376)	(172,984)	96%	36%

Financial expenses ....................................	(7,022)	(27,875)	(16,991)	297%	(39)%
Financial income ......................................	11,118	7,511	13,732	(32)%	83%

Financial income (loss) .....................................	4,096	(20,364)	(3,258)	(597)%	(84)%

Net loss before tax .............................................	(60,740)	(147,740)	(176,242)	143%	19%

Income Tax ................................................	—	—	—	—	—

Net loss for the period ......................................	€(60,740)	€(147,740)	€(176,242)	143%	19%

Total Operating Income
For the year ended December 31, 2024, our total operating income was €12.4 million, as compared to €4.6 million for the year ended December 31, 2023, an increase of €7.8 million, or 169%, as detailed below.
For the year ended December 31, 2023, our total operating income was €4.6 million, as compared to €4.6 million for the year ended December 31, 2022, an increase of €0.04 million, or 1%, as detailed below.
Other Operating Income
The following table sets forth our other operating income for the years ended December 31, 2024, 2023 and
2022.

(In thousands of euros)	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024	% 2023 Change	% 2024 Change
CIR (Research Tax Credits) ...............	€4,476	€4,493	€6,651	—	48%
Subsidies .............................................	€29	€81	€4,140	179%	5017%
Other ...................................................	€78	€47	€1,657	(40)%	3448%

Total other operating income ..........	€4,583	€4,621	€12,449	1%	169%

For the year ended December 31, 2024, our other operating income was €12.4 million, as compared to €4.6 million for the year ended December 31, 2023, an increase of €7.8 million, or 169%.  This variation is due to an increase in subsidies by €4.1 million, an increase in research tax credits by €2.2 million and an increase in other items by €1.6 million.
For the year ended December 31, 2023, our other operating income was €4.6 million, as compared to €4.6 million for the year ended December 31, 2022, an increase of €0.04 million, or 1%. There was no significant variation during the period, as detailed below.
Research Tax Credits ("CIR")
For the year ended December 31, 2024, we recognized research tax credits for our research and development projects of €6.7 million, as compared to €4.5 million for the year ended December 31, 2023, an increase of
€2.2 million, or 48%. The increase corresponds to an additional CIR payment received in 2024 related to the 2021 tax year, for an amount of €1.0 million, and to an increase in the CIR for the tax year 2024 as compared to the tax year 2023 of €1.1 million, or 26%. This increase is mainly due to the reimbursements of conditional advances and overpayment of conditional advances made to Bpifrance in relation to the RNP-VIR and CARENA projects, following the termination of both projects (see Bpifrance - Conditional Advances and Subsidies within the
"Liquidity and Capital Resources" section).
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

Subsidies
For the year ended December 31, 2024, our subsidy income was €4.1 million as compared to €0.1 million for the year ended December 31, 2023. The increase is related to the RNP-VIR and CARENA conditional advances granted by Bpifrance between 2013 and 2019. Following the termination of both projects, in June 2024, Bpifrance agreed to waive 60% of the remaining conditional advances and accrued interests, resulting in a non-cash subsidy income of €4.1 million (see Bpifrance - Conditional Advances and Subsidies within the "Liquidity and Capital
Resources" section).
For the year ended December 31, 2023, our subsidy income was €0.1 million, as compared to €0.03 million for the year ended December 31, 2022. There was no significant variation for 2023.
Other
For the year ended December 31, 2024, the line item "Other" was €1.7 million, as compared to €0.05 million for the year ended December 31, 2023. The increase is driven by the issuance, cancellation and depositary service fees collected from ADSs holders by Citibank, who is acting as our exclusive depositary for our publicly listed and freely traded ADSs. As part of our depositary agreement with Citibank, we are entitled to receive a portion of the collected fees.
Total Operating Expenses
For the year ended December 31, 2024, our total operating expenses were €185.4 million, as compared to
€132.0 million for the year ended December 31, 2023, an increase of €53.4 million, or 40%. This increase was primarily due to an increase in research and development expenses of €43.4 million and an increase in general and administrative expenses of €10.6 million, each as described below.
For the year ended December 31, 2023, our total operating expenses were €132.0 million, as compared to
€69.4 million for the year ended December 31, 2022, an increase of €62.6 million, or 90%. This increase was primarily due to an increase in research and development expenses of €54.9 million and an increase in general and administrative expenses of €14.9 million, partially offset by the absence of goodwill impairment loss as of
December 31, 2023 (compared to €13.6 million as of December 31, 2022).
Sales and Marketing Expenses
For the year ended December 31, 2024, our total sales and marketing expenses were €6.0 million, as compared to €6.4 million for the year ended December 31, 2023, a decrease of (7)%. The decrease was primarily driven by the restructuring of our sales and marketing department part way through 2024. These expenses consist primarily of consulting costs associated with market research in preparation for our future sales and commercialization efforts in the U.S.
For the year ended December 31, 2023, our total sales and marketing expenses were €6.4 million. We did not incur any sales and marketing expenses in 2022.
Research and Development Expenses
The following table sets forth our research and development expenses by drug candidate and therapeutic indication for the years ended December 31, 2024, 2023 and 2022.

(In thousands of euros)	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024	% 2023 Change	% 2024 Change
Obefazimod .........................	€45,024	€97,869	€142,712	117%	46%
Ulcerative Colitis .......	38,555	83,788	115,818	117%	38%
Crohn’s Disease .........	1	2,735	7,354	—	169%
Rheumatoid Arthritis ..	848	368	12	(57)%	(97)%
Covid-19 ....................	(768)	11	22	(101)%	106%
Obefazimod Other Indication ...............	68	169	474	148%	181%
Transversal activities .	6,321	10,798	19,032	71%	76%
ABX196 ...............................	693	50	15	(93)%	(70)%
ABX711 ...............................	287	604	—	111%	(100)%

Others ..................................	2,291	4,653	3,805	103%	(18)%

Research and development expenses ...	€48,295	€103,176	€146,532	114%	42%

For the year ended December 31, 2024, our research and development expenses were €146.5 million, as compared to €103.2 million for the year ended December 31, 2023, an increase of €43.4 million, or 42%. This increase was primarily due to a €32.0 million, or 38%, increase in expenses related to our UC clinical program, driven by the progression of Phase 3 clinical trials for obefazimod in UC, a €4.6 million, or 169%, increase in expenses related to our CD clinical program, driven by costs incurred for the progression of the Phase 2b CD trial, and a €8.2 million, or 76%, increase in transversal activities related to the overall expansion of the research and development headcount to support our organizational growth and the issuance of new equity awards to officers and employees in research and development.
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

General and Administrative Expenses

(In thousands of euros)	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024	% 2023 Change	% 2024 Change
Personnel costs ..................................................	1,403	13,104	19,434	834%	48%
Consulting and professional fees .......................	2,624	6,393	7,990	144%	25%
Other general and administrative expenses .......	3,466	2,893	5,522	(17)%	91%
General and administrative expenses ............	7,492	22,390	32,946	199%	47%
For the year ended December 31, 2024, our general and administrative expenses were €32.9 million, as compared to €22.4 million for the year ended December 31, 2023, an increase of €10.6 million, or 47%. This increase was primarily due to an increase in personnel costs of €6.3 million, or 48%. This increase in personnel costs represents the full year impact of the build out of our G&A organization (increased headcount and equity based compensation costs) which started in late 2023 to support the expansion of the company, as well as increased legal and professional fees and other costs associated with operating as a dual-listed public company.
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
Goodwill Impairment Loss
For the years ended December 31, 2024 and December 31, 2023, we did not record any goodwill impairment loss.
We recorded a €13.6 million goodwill impairment loss for the year ended December 31, 2022. The goodwill impairment loss in 2022 was primarily related to an impairment test conducted with respect to the ABX196 cash-generating unit as a result of significant external changes in the hepatocellular carcinoma treatment landscape, which are expected to require a new, lengthy, heavy and risky internal development process (use of a combination of compounds). As such, while we considered the option of entering into a licensing partnership to fund the completion of the clinical development of ABX196, we made the decision to freeze the development program for ABX196 in the treatment of hepatocellular cancer, which led to full impairment of ABX196 goodwill.
Operating Income (Loss)
For the year ended December 31, 2024, our net operating loss was €173.0 million, as compared to a net operating loss of €127.4 million for the year ended December 31, 2023, an increase of €45.6 million, or 36%. This increase was primarily due to an increase of €43.4 million in research and development expenses, an increase of
€10.6 million in general and administrative expenses and the recognition of €0.5 million of sales and marketing expenses.
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
Financial Income (Loss)
For the year ended December 31, 2024, our net financial loss was €3.3 million, as compared to a net financial loss of €20.4 million and a financial income of €4.1 million for the years ended December 31, 2023 and
2022, respectively.
For the year ended December 31, 2024, our net financial loss was mainly driven by interest expenses of €11.5 million in relation to the first tranche of senior secured convertible bonds with warrants attached in the Kreos /
Claret Financing (the “Kreos / Claret OCABSA”), the second and third tranches of senior secured bonds in the
Kreos / Claret Financing (drawn on March 28, 2024 and June 21, 2024, respectively) and the senior convertible notes in the Heights Financing (the "Heights Convertible Notes"), €0.8 million in relation to our royalty certificates, a €1.4 million increase in the fair value of the Heights Convertible Notes and transaction costs amounting to €1.6 million. These costs were partially offset mainly by an interest income of €8.2 million in relation to the invested proceeds from our U.S. initial public and listing on Nasdaq and foreign exchange gains of €2.7 million (including the €1.7 million non-cash impact of the revaluation of U.S. dollar-denominated cash and cash equivalents as of
December 31, 2024).
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
Income Taxes
For each of the years ended December 31, 2024, 2023 and 2022, our income tax charge was zero.
Net Loss
For the year ended December 31, 2024, our net loss for the period was €176.2 million, as compared to
€147.7 million for the year ended December 31, 2023, an increase of €28.5 million, or 19%.
For the year ended December 31, 2023, our net loss for the period was €147.7 million, as compared to
€60.7 million for the year ended December 31, 2022, an increase of €87.0 million, or 143%.

B.Liquidity and Capital Resources
Sources of Liquidity
We have incurred substantial operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the years ended December 31,
2024, 2023, and 2022, we reported net losses of €176.2 million, €147.7 million and €60.7 million, respectively. As of December 31, 2024, we carried forward accumulated tax losses of €609.4 million.
Since inception, we have financed our operations through the issuance of ordinary shares with gross aggregate proceeds of €557.2 million, of which €130.0 million of gross proceeds were from offerings of our ordinary shares on
Euronext Paris in February 2023, €223.3 million of gross proceeds (based on the exchange rate then in effect) were from offering of our ordinary shares in the form of ADS on the Nasdaq Global Market as well as ordinary shares in
Europe (including France) and countries outside of the United States in a private placement in October 2023, bank borrowings and structured loans for €175.0 million, reimbursements of CIR in an amount of €35.6 million, subsidies received from Bpifrance (including €17.1 million of subsidies and €1.8 million of conditional advances) and royalty certificates in an amount of €2.9 million.
Based on (a) our existing cash and cash equivalents of €144.2 million as of December 31, 2024 and (b) the expected reimbursement of the CIR from 2024 in the second half of 2025 amounting to €5.7 million, we expect, as of the date of issuance of the consolidated financial statements included in our Annual Report on Form 20-F, to be able to fund our forecasted cash flow requirements into the fourth quarter of 2025. This takes into account our assumption that R&D expenditure will be substantially increased in 2025 driven by the progression of the Phase 3 clinical trials of obefazimod in UC and the continuation of the Phase 2b trial for CD. Under these assumptions and based on our current clinical and operational plans, we would have sufficient funds to finance our operations through the announcement of our top-line data from the Phase 3 ABTECT-1 and ABTECT-2 induction trials for UC.
We expect we will be able to extend our financing horizon beyond the fourth quarter of 2025 through additional dilutive and non-dilutive financing, which could include a combination of capital increase, out-licensing agreements, venture loans and convertible bonds.
On November 19, 2024, we filed a registration statement on Form F-3 with the SEC, which covers the offering, issuance and sale, from time to time at prices and on terms to be determined at or prior to the time of the offering, of up to $350.0 million of our ordinary shares, including ordinary shares represented by ADSs, as well warrants to purchase ordinary shares or ADSs, individually or in any combination, of which $150.0 million may be issued pursuant to our ATM Program (as defined below). Also on November 19, 2024, we entered into an equity distribution agreement with Piper Sandler & Co. (“Piper Sandler”) allowing us to issue and sell from time to time, in one or more "at the market" offerings through Piper Sandler acting as sales agent, ordinary shares in the form of
ADSs, each ADS representing one ordinary share, nominal value of €0.01 per share, with aggregate gross sales proceeds of up to $150.0 million (the "ATM Program"). For the year ended December 31, 2024, we did not sell any
ADSs pursuant to the ATM Program.
Based on the above, management has concluded that these factors raise substantial doubt about our ability to continue as a going concern for a period of 12 months from the date of issuance of the financial statements accompanying this annual report.
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

The following table sets forth our main capital increases carried out during the years ended December 31,
2022, 2023 and 2024:

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
Research Tax Credits
From our inception to December 31, 2024, we have benefited from refunds of CIRs in a total amount of
€35.6 million. In October 2022, we received CIRs of €4.2 million with respect to the year ended December 31,
2021. In November 2023, we received CIRs of €4.5 million with respect to the year ended December 31, 2022. In
November 2024, we received CIRs of €4.5 million with respect to the year ended December 31, 2023.

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

The following table sets forth the monies received from Bpifrance as of December 31, 2024, in relation to contracts that were ongoing or terminated during the years ended December 31, 2022, 2023 and 2024:

	As of December 31, 2024
(In thousands of euros)	Contract status	Amount collected
Conditional advances ................................................		€1,802
Carena (1) ..........................................................	Stopped	€234
RNP-VIR (2) ......................................................	Stopped	€1,178
Ebola ..................................................................	Stopped	€390
Subsidies .....................................................................		€5,875
Carena (1) ..........................................................	Stopped	€3,140
RNP-VIR (2) ......................................................	Stopped	€2,735
Ebola ..................................................................	Stopped	€—

Total ............................................................................		€7,677

(1)Following termination of the project due to technical failure in June 2024, the repayment of an amount of conditional advance of €2.0 million (excluding accrued interests) was waived by Bpifrance and therefore reclassified as a subsidy.
(2)Following the termination of the project due to technical failure in June 2024, the repayment of an amount of conditional advance of €1.8 million (excluding accrued interests) was waived by Bpifrance and therefore reclassified as a subsidy.
Bpifrance—CARENA Contract
As part of the development of therapeutic and diagnostic solutions targeting alternative splicing and RNA interference in the fields of virology (HIV-AIDS, HTLV-1) and metabolism (obesity), SPLICOS, which we acquired in October 2014, entered into a Master Support Agreement and a conditional advance contract on December 2013 for the “CARENA” Strategic Industrial Innovation Project (“CARENA project”), with Bpifrance. Under this contract, we were eligible to receive up to €3.8 million in conditional advances to develop a therapeutic HIV treatment program with obefazimod. As of December 31, 2024, we had received €3.4 million of conditional advances and subsidies.
In June 2024, the Company and Bpifrance agreed to terminate the project due to technical failure.
Bpifrance granted an additional amount of €1.1 million payable to the Company to reimburse additional expenses incurred as part of the project, and agreed to waive 60% of the remaining conditional advance of €3.3 million and accrued interests, for which we recognized a subsidy income of €2.3 million in the aggregate. We repaid the outstanding amounts during the second half of 2024.
Bpifrance—RNP-VIR Contract
As part of the CARENA project, focused on the clinical development of a drug molecule and demonstrating the validity of an innovative therapeutic approach targeting viral RNPs, we entered into a Master Support
Agreement with Bpifrance, as well as a beneficiary agreement dated March 21, 2017, with conditional advances for the “RNP-VIR” structuring research and development project for competitiveness. Under the RNP-VIR contract, we were eligible to receive up to €6.3 million in conditional advances to develop methods for the discovery of new molecules for the treatment of viral infectious diseases through the development of the “Modulation of RNA biogenesis” platform. As of December 31, 2024, we had received €3.9 million of conditional advances and subsidies.
In June 2024, the Company and Bpifrance agreed to terminate the project due to technical failure.
Bpifrance claimed the reimbursement of €1.2 million corresponding to overpayments of conditional advances and subsidies (for which the Group had not incurred the corresponding R&D expenses) and agreed to waive 60% of the remaining advances of €3.0 million and accrued interests, for which the we recognized a subsidy income of €1.9 million in the aggregate. We repaid the outstanding amounts during the second half of 2024.
Bpifrance—Ebola
The Bpifrance and Occitanie Region joint support agreement was entered into on June 2, 2017 and provides for conditional advances for a total amount of €0.4 million (€0.1 million from the Languedoc Roussillon Midi
Pyrénées Region and €0.3 million from Bpifrance) for the Ebola program. All funds under this contract were received. In September 2019, we terminated this program due to the imminent licensing of a competing vaccine for this indication, as well as changes in the macroeconomic climate for public funding. The reimbursement of the conditional advance was spread over the period from September 2019 to June 2024.
Indebtedness
For a description of material financing agreements, see "Item 10.C. Material Contracts."
Historical Changes in Cash Flows
The following table sets forth our cash inflows and outflows for the years ended December 31, 2022, 2023 and
2024.

(In thousands of euros)	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024	Change 2023	Change 2024
Net cash flows (used in) operating activities ............	(53,936)	(97,130)	(154,072)	80%	59%
Net cash flows from (used in) investing activities ...	(12,026)	(8,095)	15,762	(33)%	(295)%
Net cash flows provided by (used in) financing activities ...............................................................	32,211	335,290	28,207	941%	(92)%
Effect of movements in exchange rates on cash held ......................................................................	—	(5,072)	2,382	—	(147)%
Net increase (decrease) in cash and cash equivalents ..........................................................	(33,751)	224,992	(107,720)	(767)%	(148)%

Cash and cash equivalents at the beginning of the period ............................................................	60,701	26,950	251,942	(56)%	835%

Cash and cash equivalents at the end of the period ..................................................................	26,950	251,942	144,221	835%	(43)%

Operating Activities
For the year ended December 31, 2024, cash used in operating activities was €154.1 million, as compared to
€97.1 million for the year ended December 31, 2023, an increase of €56.9 million, or 59%.
For the year ended December 31, 2023, cash used in operating activities was €97.1 million, as compared to
€53.9 million for the year ended December 31, 2022, an increase of €43.2 million, or 80%.
For the year ended December 31, 2024, cash used in operating activities is attributable to increased R&D spend driven by the progression of the UC Phase 3 clinical trial and the initiation of the Phase 2b CD trial, and the full year impact of increased legal and professional fees and other infrastructure costs associated with operating as a dual-
listed public company and changes in working capital.

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
For the year ended December 31, 2022, cash used in operating activities mainly reflected our net loss of €60.7 million and was primarily used for our research and development efforts (€48.3 million) as a result of progression of our portfolio development (partially offset by the elimination of the amortization of intangibles and depreciation of property and equipment on the ABX196 cash generating unit), enhanced by an increase in derivatives and liabilities fair value of €10.8 million, a decrease in trade payables of €2.4 million and offset by an increase in interest expenses of €7.0 million.
Investing Activities
For the year ended December 31, 2024, cash from investing activities was €15.8 million and was mainly due to the payment of the Group's 6-month term deposit of €9.0 million and from interests received from cash, cash equivalents and short-term investments of €8.2 million.
For year ended December 31, 2023, cash used in investing activities was €8.1 million and was mainly due to a
€9.0 million investment in a 6-month term deposit and the payment of additional long-term CRO advances amounting to €1.6 million, partially offset by interests received amounting to €2.4 million.
For the year ended December 31, 2022, cash used in investing activities was €12.0 million, and was mainly composed of (i) CRO contracts advances for clinical trials which have to be recovered at the end of the trials, amounting to €12.2 million, and by (ii) the completion of the acquisition of Prosynergia in 2022 and the remaining payment of the acquisition price of €2.9 million, partially offset by (iii) the non-recurring €3.3 million advance repayment from University Hospital of Nice as part of the COVID-19 Program clinical trial.
Financing Activities
For the year ended December 31, 2024, cash from financing activities was €28.2 million, which mainly consisted of drawdowns on tranche B (in an amount of €25 million) and tranche C (in an amount of €25 million) of the senior secured non-convertible bonds from the Kreos / Claret Financing, net of disbursed transaction costs and deposits (in an amount of €2.6 million in the aggregate), partially offset by repayments of €13.2 million (of which
€8.8 million under the Heights convertible notes and €2.7 million under conditional advances) and interest payments of €7.7 million.
For the year ended December 31, 2023, cash from financing activities was €335.3 million, which consisted of net proceeds from a capital raise with Euronext Paris of €123.3 million (including transaction costs of €6.7 million), a capital raise of €202.0 million of net proceeds (including transaction costs of €21.3 million) from our U.S. initial public offering and listing on Nasdaq and concurrent private placement (including transaction costs and underwriting commissions of €28.1 million), net proceeds of the August 2023 drawdown of the first tranches of the
Kreos / Claret Financing and the Heights Financing, collectively amounting to €27.2 million (net of repayments of all outstanding amounts that remained due under the First KC Agreement, the Second KC Agreement and the
OCEANE bonds), partially offset by repayments under the First KC Notes and the Second KC Notes (in an amount of €5.0 million), PGE (in an amount of €1.3 million) and interest paid (in an amount of €5.3 million).

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
2024.

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

	As of December 31, 2024	As of December 31, 2024	As of December 31, 2024
	Less than	More than
(In thousands of euros)	1 year	1 year	Total
Financial debt obligations ..........................	36,309	79,072	115,382
Lease obligations .......................................	993	1,519	2,512
Retirements benefits ..................................	—	756	756
Off-balance sheet obligations ....................	234,908	—	234,908

Total ..........................................................	272,211	81,348	353,559

In the ordinary course of our business, we regularly use the services of subcontractors and enter into research and partnership arrangements with various CROs and with public-sector partners or subcontractors, who conduct clinical trials and studies in relation to the drug candidates. Off-balance sheet obligations in the table above are commitments related to these research and partnership agreements. They are classified at less than one year maturity in the absence of a fixed schedule in contracts, in case of multiple-year contracts, such as CRO contracts. CRO contracts include payments that are conditional to the completion of future development milestones. The majority of the commitments with our CROs are cancellable under certain circumstances such as insolvency, study put on hold by competent authorities, breach in regulations or negligence in the provision of the services.
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
As of December 31, 2024, our contractual obligations and loans were €353.6 million comprising financial debt obligations of €115.4 million (in turn, comprising €88.7 million with respect of tranches A, B and C of the senior secured non-convertible bonds from the Kreos / Claret Financing, €24.1 million with respect to Heights Convertible
Notes and €2.6 million with respect to the State-guaranteed loan) and off-balance sheet obligations of €234.9 million with respect to purchase obligations.
Operating Capital and Capital Expenditures Requirements
We have incurred substantial operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the year ended December 31, 2024, we recorded a net loss of €176.2 million.
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
E.Critical Accounting Estimates
Our audited financial statements as of, and for the years ended, December 31, 2024, 2023 and 2022 were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International
Accounting Standards Board (“IASB”), and IFRS as adopted by the European Union ("EU") regulation n°1606/2022 of July 19, 2022.
A description of accounting policies and estimates along with a description of the recently-issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Notes 4 and 2 respectively to our financial statements as of and for the year ended December 31, 2024, appearing elsewhere in this Annual Report on Form 20-F. We applied the following amendments to IFRS that are effective as of and for the year December 31, 2024:
•Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or
Non-current, and Non-current Liabilities with Covenants;
•      Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures –
Supplier Finance Agreements; and
•      Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback.
We did not have to change our accounting policies or make retrospective adjustments as a result of adopting these standards, with the exception of the amendments to IAS 1, issued in 2020 and 2022, which aim at clarifying the requirements on determining whether a liability is current or non-current, and require new disclosures for non-
current liabilities that are subject to future covenants. The impacts resulting from the application of these amendments are described in Note 2 to our financial statements as of and for the year ended December 31, 2024, appearing elsewhere in this Annual Report on Form 20-F.
We did not elect for early application of the new standards, amendments and interpretations, which were issued but not mandatory as of January 1, 2024. Our assessment of the impacts resulting from the application of these recently issued accounting pronouncements is described in Note 2 to our financial statements as of and for the year ended December 31, 2024, appearing elsewhere in this Annual Report on Form 20-F.

Item 6.Directors, Senior Management and Employees
A.Directors and Senior Management
The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report on Form 20-F. The business address of our executive officers and directors is our principal executive offices located at 7-11 boulevard Haussmann, 75009 Paris, France.

Name	Age	Position(s)
Executive Officers

Marc de Garidel ..............................................................	67	Chief Executive Officer and Director
Didier Blondel ................................................................	62	Executive Vice President, Chief Financial Officer and Board Secretary
Fabio Cataldi ...................................................................	58	Chief Medical Officer
David Zhang ...................................................................	57	Chief Strategy Officer
Pierre Courteille ..............................................................	56	Chief Business Officer
Didier Scherrer ................................................................	55	Chief Scientific Officer
Ida Hatoum .....................................................................	50	Chief People Officer and Chief Compliance Officer

Directors*

Sylvie Grégoire ...............................................................	64	Board Chair, Independent Director, Member of the Audit Committee
June Lee ..........................................................................	59	Independent Director, Chair of the Appointments and Compensation Committee
Troy Ignelzi ....................................................................	57	Independent Director, Chair of the Audit Committee
Corinna zur Bonsen-Thomas ..........................................	65	Independent Director, Member of the Audit Committee
Kinam Hong (Sofinnova Partners) .................................	52	Director, Member of the Appointments and Compensation Committee
Camilla Soenderby ..........................................................	53	Independent Director, Member of the Appointments and Compensation Committee

*Independence criteria assessed in accordance with the definition provided in the Middlenext Code of Corporate
Governance. Marc de Garidel is also a director but is listed with the Executive Officers.
Executive Officers
Marc de Garidel has been our Chief Executive Officer since May 5, 2023 and Interim Chairman of the Board from May 5, 2023 to July 2024. He is currently the Chief Executive Officer and member of our Board and has more than 40 years of experience in the pharmaceutical and biotechnology sector, including 12 years of experience as
Chief Executive Officer of pharmaceutical and biotechnology companies. Between July 2021 and April 2023, he served as Chief Executive Officer of CinCor Pharma and led its successful sale for up to $1.8 billion, subject to the achievement of certain milestones, to AstraZeneca in February 2023. Between September 2020 and May 2021,
Mr. de Garidel served as Chief Executive Officer of AZTherapies. From April 2018 until August 2020, he was Chief
Executive Officer of Corvidia Therapeutics and led its sale to Novo Nordisk for $2.1 billion in total consideration.
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
Didier Blondel has been our Executive Vice President, Chief Financial Officer and Board Secretary since
January 2017. From January 2012 to December 2016, he was Chief Financial Officer at Sanofi Pasteur MSD, a
Lyon-based joint-venture between Sanofi and Merck and a European leader in human vaccines. Prior to that, over a
20-year period, Mr. Blondel held a wide range of senior finance positions at Sanofi, in Commercial Operations and then research and development, where he became global research and development Chief Financial Officer. He started his career as an auditor at PricewaterhouseCoopers, after graduating with a Master’s degree in Business and
Administration from the Commercial Institute of Nancy, a leading French business school. Mr. Blondel also holds a
Master’s degree in Finance and Accounting from Nancy II University, as well as a Graduate Diploma in Finance and
Accounting.
Fabio Cataldi has been our Chief Medical Officer since July 2024. Dr. Cataldi has over 20 years of experience in the development and commercialization of innovative therapies. He brings deep clinical, medical and scientific knowledge and expertise in immunology and gastroenterology, having served in senior research and development roles at Arena Pharmaceuticals, AbbVie, Shire, Pfizer, Biogen and Novartis. Most recently, he held the role of CMO at Landos Biopharma until the successful sale to AbbVie. Dr. Cataldi currently manages our clinical operations, clinical development, pharmacovigilance and medical affairs. Dr. Cataldi holds an M.D. in Medicine and
Surgery from the Seconda Università degli Studi di Napoli.
David Zhang has been our Chief Strategy Officer since July 2024. Mr. Zhang has over 25 years of experience in clinical development, diagnostics and biomarker research. Prior to joining us in July 2024, Mr. Zhang was Senior
Vice President, Head of Biometrics and Data Management at Alumis Inc. As part of the founding management team at Alumis, he served as Chief Information Officer responsible for building up capabilities in biometrics, IT, facilities, and investor relations during the early days of the company. Before joining Alumis, Mr. Zhang was Vice
President of Biometrics, Data Science and Digital Health at MyoKardia where he built the advanced analytics capabilities from the ground up to enable the successful completion of critical Phase 3 trial design, data readouts, and New Drug Application submission of CAMZYOS® (mavacamten) until the company's acquisition by Bristol
Myers Squibb in 2020. Prior to MyoKardia, Mr. Zhang spent 15 years at Roche/Genentech with increasing responsibilities leading and building biostatistics and strategic innovation functions. He began his pharmaceutical industry career at Eli Lilly and Abbott Laboratories after receiving his Ph.D. in biostatistics with a minor in genetics from UCLA and completing post-doctoral research at Columbia University, New York, New York.
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

Directors
Sylvie Grégoire has been Chair of our Board and independent director since July 2024.  Dr. Grégoire is a distinguished pharmaceutical and biotech executive with over 30 years in international leadership roles. Her expertise encompasses late-stage development, financial raises and commercial expansion. Dr. Grégoire is the Co-
Founder and was Executive Chair of the Board at EIP Pharma Inc., based in Boston, MA. Under her leadership, EIP
Pharma transitioned into CervoMed, a publicly listed company on NASDAQ (CRVO), developing the first disease-
modifying treatment for Dementia with Lewy Bodies. Dr. Grégoire has previously served on the board of Cubist,
Glycofi, Vifor Pharma, Revvity and chaired the board of IDM Pharma, Corvidia and CervoMed. Dr. Grégoire is currently a member of the board of Novo Nordisk, CervoMed and F2G Ltd. Dr. Grégoire holds a Science College degree from Séminaire de Sherbrooke in Canada, a BA in Pharmacy from Laval University in Canada, and a
Pharmacy Doctorate degree from the State University of New York at Buffalo. We believe that Dr. Grégoire is qualified to serve on our Board because of her experience as an executive and member of the boards of companies in the life sciences industry.
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
Troy Ignelzi has been one of our independent directors since July 2023. Mr. Ignelzi has served as the Chief
Financial Officer of Rapport Therapeutics, Inc. since October 2023. Prior to that, Mr. Ignelzi served as the Chief
Financial Officer of Karuna Therapeutics, Inc. from March 2019 to October 2023 until its sale to Bristol Myers
Squibb. Prior to his position at Karuna Therapeutics, Mr. Ignelzi was the Chief Financial Officer of
scPharmaceuticals Inc. from March 2016 to February 2019, and provided consulting services to scPharmaceuticals
Inc. in February and March 2016. Mr. Ignelzi previously served as Chief Financial Officer and as a member of the executive leadership teams at Juventas Therapeutics Inc., a privately held biotechnology company, from October
2014 to February 2016. From October 2013 to October 2014, Mr. Ignelzi served as Senior Vice President—
Operations and Business Development of Pharmalex GmbH. Prior to Pharmalex, Mr. Ignelzi was Vice President—
Business Development at Esperion Therapeutics, Inc., a public pharmaceutical company, from January 2009 to
September 2013. Mr. Ignelzi served as Vice President, Business Development & Strategic Planning at Insys
Therapeutics, Inc., a specialty pharmaceutical company, from February 2007 to February 2009. Previously, Mr.
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

	Year ended December 31,
	2023	2024
	(€)	(€)
Marc de Garidel—Chief Executive Officer from May 5, 2023 and Chairman from May 5, 2023 until July 11, 2024
Fixed compensation ...................................................................................	359,274	577,500
Variable annual compensation(2) ................................................................	217,582	—
Variable multi-year compensation .............................................................	—	—
Exceptional variable compensation ...........................................................	—	—
Remuneration allocated due to mandate as director .................................	—	—
Benefits in kind ...........................................................................................	28,496	53,442

Total ..........................................................................................................	605,353	630,942

Hartmut Ehrlich—Chief Executive Officer until May 5, 2023 (3)

Fixed compensation ...................................................................................	111,773	—
Variable annual compensation(1) ................................................................	64,381	—
Variable multi-year compensation .............................................................	—	—
Exceptional variable compensation ...........................................................	—	—
Remuneration allocated due to mandate as director .................................	—	—
Benefits in kind ...........................................................................................	3,083	—

Total ..........................................................................................................	179,238	—

(1)Variable compensation paid for the financial year corresponds to the amount due for the previous year.
(2)    Variable annual compensation will be granted under an equity plan in 2025.
(3)    Does not include departure indemnity equal to €1,209,825.
The aggregate compensation paid and benefits in-kind granted by us to our current executive officers and directors, including share-based compensation, for the years ended December 31, 2024 and 2023 were €19.1 million and €9.8 million, respectively. For both years, we did not allocate any amounts to be set aside or accrued to provide pension, retirement or similar benefits to our directors or executive officers.

Compensation of Directors
The following table sets out the compensation awarded to our directors during the year ended December 31,
2024:

Gross Fees Earned (€)
Sylvie Grégoire(1) ...................................................................................................	66,236
June Lee ..................................................................................................................	120,000
Troy Ignelzi ............................................................................................................	125,000
Corinna zur Bonsen-Thomas ..................................................................................	115,000
Sofinnova Partners (permanent representative to the Board: Kinam Hong) ..........	0
Camilla Soenderby(2) ...............................................................................................	86,250
Santé Holdings SRL (permanent representative to the Board: Paolo Rampulla)(2)	0
Truffle Capital (permanent representative to the Board: Philippe Pouletty)(3) .......	0
Carol L. Brosgart(1) .................................................................................................	55,605
Philippe Pouletty(3) .................................................................................................	0
Total .......................................................................................................................	568,091

(1)  As of July 2024, Dr. Grégoire was appointed to our Board following Dr. Brosgart's resignation from our Board.
(2)  As of March 2024, Ms. Soenderby was appointed to our Board following Santé Holdings SRL's resignation from our Board.
(3)  Effective December 31, 2024, Truffle Capital resigned from our Board.
At the general meeting of shareholders held on May 30, 2024, our shareholders approved a package of attendance fees and the compensation policy applicable to the chairperson of the Board and the Chief Executive
Officer. For the fiscal year ended December 31, 2024, none of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.
The following table sets forth the AGAs allocated to the chairperson and chief executive officer as of
December 31, 2024:

Chairperson & CEO	Allocation date	Type of AGAs	Number of AGAs allocated	Subscription price	Acquisition period
Marc de Garidel ..........	July-11-2023	Free Shares 2023-1	1,382,796	N/A	Minimum of 1 year (*)
	February-01-2024	Free Shares 2024-1	400,000	N/A	Minimum of 2 years (**)
Sylvie Grégoire ...........	July-11-2024	Free Shares 2024-5	25,000	N/A	Minimum of 2 years (***)
Total ...........................			1,807,796
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
(**)        Acquisition Periods shall be as follows:
•      For 50% of the Free Shares 2024-1 (rounded down to the closest unit): the Acquisition Period shall end on the second (2nd) anniversary of the allocation date;
•      For 25% of the Free Shares 2024-1 (rounded down to the closest unit): the Acquisition Period shall end on the third (3rd) anniversary of the allocation date;
•      For the remainder of the Free Shares 2024-1: the Acquisition Period shall end on the fourth (4th)
anniversary of the allocation date.
(***)      Acquisition Periods shall be as follows:
•      For 50% of the Free Shares 2024-5 (rounded down to the closest unit): the Acquisition Period shall end on the second (2nd) anniversary of the allocation date;
•      For 25% of the Free Shares 2024-5 (rounded down to the closest unit): the Acquisition Period shall end on the third (3rd) anniversary of the allocation date;
•      For the remainder of the Free Shares 2024-5: the Acquisition Period shall end on the fourth (4th)
anniversary of the allocation date.
Provisions or Allocations to Pay Pensions, Retirement or Other Benefits for Directors and Management
For the fiscal year ended December 31, 2024, none of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our administrative, supervisory or management bodies. We have not set aside any provisions to pay pensions, retirement and other benefits for corporate directors.
The directors’ compensation does not include any profit-sharing plans.
Employment Agreements
We have entered into employment agreements with each of our executive officers, except for our Chief
Executive Officer, who is a corporate officer (mandataire social) with whom we have entered into a management contract. We have also entered into a management contract with Ms. Sylvie Grégoire.
Our Chief Executive Officer has been appointed for a term lasting until the end of the Board meeting following the general meeting of shareholders held to approve the financial statements for the year ending December
31, 2026. He was also appointed as Chairman of the Board for a term lasting until the end of the Board meeting following the general meeting of shareholders held to approve the financial statements for the year ending December
31, 2024; however, Mr. de Garidel resigned from his office as Chairman of the Board on July 11, 2024. In case of termination of the Chief Executive Officer as a result of (i) non-renewal, (ii) revocation except for gross negligence or willful misconduct and/or (iii) resignation justified by invalidity or health issues or Mr. de Garidel’s definitive retirement (a “Qualifying Departure”), Mr. de Garidel shall be entitled to a severance payment equal to 12 months of the higher of either (i) the monthly average fixed remuneration and variable remuneration received by Mr. de
Garidel during the 12-month period preceding the effective date of the Qualifying Departure, or (ii) the monthly average fixed remuneration received by Mr. de Garidel during the 12-month period preceding the effective date of the Qualifying Departure plus 1/12th of the variable remuneration for the financial year immediately preceding the date of the Qualifying Departure, irrespective of the date of payment of that variable remuneration.
Ms. Grégoire was appointed, effective on July 11, 2024, as Chairperson of the Board. We entered into a management contract with Ms. Sylvie Grégoire to set forth the terms and conditions of her office. For the duration of the contract and a period of twelve (12) months maximum from the effective date of the termination of her functions as Chairperson, Ms. Grégoire is bound by non-compete and non-solicitation undertakings. It is specified that the compensation for the undertakings set forth above is included in the compensation paid to Ms. Grégoire during the term of her office as Chairperson and that no additional compensation shall be paid to Ms. Grégoire in connection therewith (including after the term of her office as Chairperson). The corporate office of Ms. Grégoire terminates in accordance with the applicable law and the provisions of the by-laws of the Company.
In May 2023, we entered into an executive employment agreement with Ms. Hatoum. Ms. Hatoum may terminate her employment with us without good reason (as defined in her offer letter) upon 30 days of notice, and we may terminate her employment with us without cause (as defined in her offer letter). If Ms. Hatoum’s employment is terminated by us without cause or Ms. Hatoum resigns with good reason (as defined in her offer letter), then she will be entitled to receive severance pay in an amount equal to (i) 12 months of her then-current base compensation, (ii) the variable compensation and (iii) any premiums for healthcare plans provided by us (including any eligible COBRA coverage) for the earlier of a period of 12 months from the date of termination and the date on which Ms. Hatoum becomes eligible to receive such benefits with a new employer, as well as twelve months of accelerated vesting of the unvested portion of any outstanding equity awards. If Ms. Hatoum’s employment is terminated by us without cause or Ms. Hatoum resigns with good reason (as defined in her offer letter) within three months before or twelve months after a change in control of the company, then she will be entitled to receive severance pay in an amount equal to (i) 12 months of her then-current base compensation, (ii) a prorated portion of the variable compensation and (iii) any premiums for healthcare plans provided by us (including any eligible
COBRA coverage) for the earlier of a period of twelve months from the date of termination and the date on which
Ms. Hatoum becomes eligible to receive such benefits with a new employer, as well accelerated vesting of the unvested portion of any outstanding equity awards. The offer letter also includes a non-competition provision lasting during and for twelve months following her employment with us.
In July 2024, we entered into an executive employment agreement with Mr. Zhang. Mr. Zhang may terminate his employment with us without good reason (as defined in his offer letter) upon 30 days of notice, and we may terminate his employment with us without cause (as defined in his offer letter). If Mr. Zhang is terminated by us without cause or Mr. Zhang resigns with good reason (as defined in his offer letter), then he will be entitled to receive severance pay in an amount equal to (i) 12 months of her then-current base compensation, (ii) the variable compensation and (iii) any premiums for healthcare plans provided by us (including any eligible COBRA coverage)
for the earlier of a period of 12 months from the date of termination and the date on which Mr. Zhang becomes eligible to receive such benefits with a new employer, as well as twelve months of accelerated vesting of the unvested portion of any outstanding equity awards. If Mr. Zhang's employment is terminated by us without cause or
Mr. Zhang resigns with good reason (as defined in her offer letter) within three months before or twelve months after a change in control of the company, then he will be entitled to receive severance pay in an amount equal to (i)
12 months of her then-current base compensation, (ii) a prorated portion of the variable compensation and (iii) any premiums for healthcare plans provided by us (including any eligible COBRA coverage) for the earlier of a period of twelve months from the date of termination and the date on which Mr. Zhang becomes eligible to receive such benefits with a new employer, as well accelerated vesting of the unvested portion of any outstanding equity awards.
The offer letter also includes a non-competition provision lasting during and for twelve months following his employment with us.
In July 2024, we entered into an executive employment agreement with Mr. Cataldi. Mr. Cataldi may terminate his employment with us without good reason (as defined in his offer letter) upon 30 days of notice, and we may terminate his employment with us without cause (as defined in her offer letter). If Mr. Cataldi's employment is terminated by us without cause or Mr. Cataldi resigns with good reason (as defined in his offer letter), then he will be entitled to receive severance pay in an amount equal to (i) 12 months of his then-current base compensation, (ii)
the variable compensation and (iii) any premiums for healthcare plans provided by us (including any eligible
COBRA coverage) for the earlier of a period of 12 months from the date of termination and the date on which Mr.
Cataldi becomes eligible to receive such benefits with a new employer, as well as twelve months of accelerated vesting of the unvested portion of any outstanding equity awards. If Mr. Cataldi’s employment is terminated by us without cause or Mr. Cataldi resigns with good reason (as defined in his offer letter) within three months before or twelve months after a change in control of the company, then he will be entitled to receive severance pay in an amount equal to (i) 12 months of his then-current base compensation, (ii) a prorated portion of the variable compensation and (iii) any premiums for healthcare plans provided by us (including any eligible COBRA coverage)
for the earlier of a period of twelve months from the date of termination and the date on which Mr. Cataldi becomes eligible to receive such benefits with a new employer, as well accelerated vesting of the unvested portion of any outstanding equity awards. The offer letter also includes a non-competition provision lasting during and for twelve months following his employment with us.
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
Free Shares (AGA)
We entered into a transition protocol with Dr. Hartmut Ehrlich, our previous Chief Executive Officer, according to which he was granted by a Board decision on July 11, 2023 100,000 free shares (AGAs) that are subject to the achievement of specific performance conditions.

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
On September 28, 2023, we have allocated 311,250 free shares (AGA) in the aggregate to Mr. Didier Blondel,
Mr. Didier Scherrer, Mr. Pierre Courteille and Ms. Ida Hatoum, the vesting of which is subject to certain conditions.
Subject to remaining employed with us, each such officer or employee’s free shares (AGA) will be vested as follows: (i) 50% at the end of a two-year period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and (iii) 25% at the end of a four-year period from the allocation date. Of the 985,750 free shares (AGA), 254,250 free shares (AGA) were subject to an additional vesting condition that was satisfied upon the successful completion of our initial public offering of our ADSs in the United States.
On February 1, 2024, Mr. de Garidel, Mr. Didier Blondel, Mr. Didier Scherrer, Mr. Pierre Courteille and Ms.
Ida Hatoum were allocated 755 000 free shares (AGA) in the aggregate, the vesting of which is subject to a presence condition. Subject to remaining employed with us, each such officer or employee’s free shares (AGA) will be vested as follows: (i) 50% at the end of a two-year period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and (iii) 25% at the end of a four-year period from the allocation date.
On July 11, 2024, Mr. David Zhang was allocated 80,000 free shares (AGA), the vesting of which is subject to a presence condition. Subject to remaining employed with us, each such officer or employee’s free shares (AGA)
will be vested as follows: (i) 50% at the end of a two-year period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and (iii) 25% at the end of a four-year period from the allocation date.
On July 11, 2024, Ms. Grégoire was allocated 25,000 free shares (AGA), the vesting of which is subject to a presence condition. Subject to remaining Chairman of the Board, free shares (AGA) will be vested as follows: (i)
50% at the end of a two-year period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and (iii) 25% at the end of a four-year period from the allocation date.
On September 5, 2024, Mr. Fabio Cataldi was allocated 150,000 free shares (AGA), the vesting of which is subject to a presence condition. Subject to remaining employed with us, each such officer or employee’s free shares
(AGA) will be vested as follows: (i) 50% at the end of a two-year period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and (iii) 25% at the end of a four-year period from the allocation date.
On February 6, 2025, Mr. de Garidel, Mr. Didier Blondel, Mr. Didier Scherrer, Mr. Pierre Courteille, Mr.
Fabio Cataldi, Mr. David Zhang and Ms. Ida Hatoum were allocated 3,019,000 free shares (AGA) in the aggregate, the vesting of which is subject to a presence condition. Subject to remaining employed with us, each such officer or employee’s free shares (AGA) will be vested as follows: (i) 50% at the end of a two-year period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and (iii) 25% at the end of a four-year period from the allocation date.
On February 6, 2025, Mr. de Garidel, Mr. Didier Blondel, Mr. Pierre Courteille, Mr. Fabio Cataldi, Mr. David
Zhang and Ms. Ida Hatoum were further allocated 103,009 free shares (AGA) in the aggregate, the vesting of which is subject to a presence condition. Subject to remaining employed with us, each such officer or employee’s free shares (AGA) will be fully vested at the end of a two-year period from the allocation date.
On February 6, 2025, Ms. Grégoire was allocated 30,500 free shares (AGA), the vesting of which is subject to a presence condition. Subject to remaining Chairman of the Board, free shares (AGA) will be vested as follows: (i)
50% at the end of a two-year period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and (iii) 25% at the end of a four-year period from the allocation date.

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
As of February 28, 2025, we had issued several types of founder’s share warrants (BCE) as follows:

Category	BCE- 2014-1	BCE- 2014-2	BCE- 2014-3	BCE- 2014-4	BCE- 2014-5	BCE- 2014-6	BCE- 2014-7	BCE- 2015-9 (G)	BCE- 2015-9 (S)	BCE- 2015-9 (D)	BCE- 2015-9 (C)	BCE- 2016-1	BCE- 2017-1	BCE- 2017-2	BCE 2017-3	BCE- 2017-4	BCE- 2017-5

Expiration date	11/03/ 2024	11/03/ 2024	11/03/ 2024	11/03/ 2024	11/03/ 2024	11/03/20 24	Null and void	Null and void	Null and void	Null and void	Null and void	7/11/202 6	23/01/20 27	20/11/20 27	20/11/20 27	20/11/20 27	20/11/20 27
Subscription or purchase price (€)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Exercise price per share (€)	0.01	0.01	0.01	0.01	0.01	0.01	12.5	17.79	17.79	17.79	17.79	7.44	6.39	11.14	11.14	11.14	11.14
Exercise conditions	Note (1)	Note (2)		Achieve ment of objective s Note (3)		Achieve ment of objective s Note (4)	Achieve ment of objective s Note (5)					Note (6)	Achieve ment of objective s Note (7)	Achieve ment of objective s Note (8	Achieve ment of objective s Note (9)	Achieve ment of objective s Note (10	Achieve ment of objective s Note (11
Number of shares subscribed	275,000	275,000	76,300	98,400	2,800	19,700	0	0	0	0	0	40,006	374	0	48,426	1	7,000
Beneficiaries (remaining number of shares that can be subscribed)
Marc de Garidel
Other												18,796	67,000	112,500		67,373	33,687
Cumulative number of cancelled or lapsed BCEs	0	0	626	0	169	328	1,650	33,687	67,374	33,687	67,374	25,198	0	37,500	52,635	0	26,687
BCEs outstanding as of 28/02/2025	0	0	0	0	0	0	0	0	0	0	0	18,796	67,000	112,500	0	67,373	33,687
BCEs exercisable at 28/02/2025*	0	0	0	0	0	0	0	0	0	0	0	18,796	67,000	112,500	0	67,373	33,687

Category	BCE-2018-1	BCE-2018-2	BCE-2018-3	BCE-2018-4	BCE-2018-5
Expiration date ...............................................................................................	15/03/2028	21/05/2028	20/11/2028	14/05/2028	14/05/2028
Subscription or purchase price (€) ...............................................................	0	0	0	0	0
Exercise price per share (€) ...........................................................................	8.96	8.96	7.33	7.33	7.33
Terms of exercise ............................................................................................	Note (12)	Achievement of objectives Note (13	Achievement of objectives Note (14)	Achievement of objectives Note (15	Note (16)
Number of shares subscribed ........................................................................	6,930	44,916	16,843	0	5,750
Beneficiaries (number of shares that can be subscribed)
Marc de Garidel .............................................................................................
Others ..............................................................................................................	11,980		0	16,843	2,000
Cumulative number of cancelled or lapsed BCEs .......................................	3,090	22,458	16,844	0	14,250
BCEs outstanding at February 28, 2025 ......................................................	11,980	0	0	16,843	2,000
BCEs exercisable at February 28, 2025* ......................................................	11,980	0	0	16,843	2,000
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
As of February 28, 2025, we had issued several types of share warrants (BSA) as follows:

Category	BSA-2014- 1	BSA-2014- 2	BSA-2014- 3	BSA-2014 -4	BSA-2014- 5	BSA-2014- 6	BSA-2014- 7	BSA-2015- 9	BSA-2015 - 11- Santé Holdings S	BSA-2015- 12	BSA-2017- 1	BSA-2018- 1	BSA-2018- 2	BSA 2024-1	BSA 2024-2	BSA-2025- 1	BSA-2025- 1
Date of general meeting	11/03/2014	11/03/2014	11/03/2014	11/03/2014	11/03/2014	11/03/2014	11/03/2014	20/02/2015	20/02/201 5	20/02/2015	23/06/2017	23/06/2017	23/06/2017	5/6/2023	5/6/2023	30/05/2024	30/05/2024
Date of Board meeting	21/02/2014	21/02/2014	21/02/2014	21/02/2014	21/02/2014	21/02/2014	21/02/2014	14/09/2015	04/12/201 5	04/12/2015	18/09/2017	22/01/2018	14/05/2018	28/3/2024	28/3/2024	8/1/2025	8/1/2025
Date of decision of the Chief Executive Officer														4/4/2024	4/4/2024	13/01/2025	13/01/2025
Total number of shares that may be subscribed or purchased (*) :
Corinna zur Bonsen- Thomas .............................											16,400			19,455		25,000
June Lee ...........................														19,455		25,000
Troy Ignelzi ......................														19,455		25,000

Camilla Soenderby ..........															19455	25,000
Others ...............................	0	0	0	84,160	45,900	0	0	0	96,924	16,400	0	16400	0	0	0		25,000
(*) The number of shares to which the exercise of the BSAs and BCEs entitles the holder has been multiplied by 100 for all BSAs and BCEs issued prior to the division by 100 of the nominal value of the shares, decided by our general meeting on February 20, 2015. Consequently, BSA
2014-3, BSA 2014-4 and BSA 2014-5 have a warrant to share ratio of 1:100.

Category	BSA-2014- 1	BSA-2014- 2	BSA-2014- 3	BSA-2014-4	BSA- 2014-5	BSA- 2014-6	BSA- 2014-7	BSA- 2015-9	BSA- 2015-11- Santé Holding SRL	BSA- 2015-12	BSA- 2017-1	BSA- 2018-1	BSA- 2018-2	BSA 2024-1	BSA 2024-2	BSA-2025-1	BSA-2025-1
Starting date for exercising options ....	According to the achievement of criteria (see Terms of exercise)	According to the achievement of criteria (see Terms of exercise)	According to the achievement of criteria (see Terms of exercise)	According to the achievement of criteria (see Terms of exercise)	According to the achievement of criteria (see Terms of exercise)	11/03/2014	11/03/2014	14/09/2015	10/12/2015	04/12/2016	18/09/2017	22/01/2018	14/05/2018	1/1/2025	1/4/2025	1/1/2026	1/1/2026
Expiry date. ..............	11/03/2024	11/03/2024	11/03/2024	11/03/2024	11/03/2024	11/03/2024	11/03/2024	14/09/2025	04/12/2025	04/12/2025	18/09/2027	22/01/2028	14/05/2028	4/4/2034	4/4/2034	13/01/2035	13/01/2035
	or at the end of a period of 90 days following the date on which the beneficiary ceases to work for us							or at the end of 90 days following the expiration of the beneficiary’s mandate
Subscription or purchase price (€) ....	0.1	0.1	0.1	0.1	0.1	0.1	0.1	2.07	1.78	1.78	1.29	0.9	0.73	2.57	2.57	2	2
Exercise price per share (€) ....................	0.01	0.01	0.01	0.01	0.01	0.01	0.01	20.73	17.79	17.79	11.57	8.05	6.6	13.1	13.1	6.63	6.63
Terms of exercise .....			Note (1)	Achievement of objectives Note (2)	Achievement of objectives Note (3)				Note (4)	Note (5)	Note (6)	Note (7)	Note (8)	Note (9)	Note (10)	Note (11)	Note (12)
Number of shares subscribed .................	39,400	44,800	90,800	47,300	22,950	5,200	8,100	0	0	0	0	16,400	0	0	0	0	0
Cumulative number of BSA cancelled or lapsed ........................	0	229	264	842	557.5	0	0	122,274	0	65,600	0	16,400	32,800	0	0	0	0
BSAs as of February 28, 2025 .....................	0	0	0	0	0	0	0	0	96,924	16,400	16,400	16,400	0	58,365	19,455	100,000	25,000
BSA potentially exercisable as of February 28 2025,* ..	0	0	0	0	0	0	0	0	96,924	16,400	16,400	16,400	0	14,591	0	0	0
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
(9) Progressive vesting in time.
(10) Progressive vesting in time.
(11) Progressive vesting in time.
(12) Progressive vesting in time.
General note: all of our BSA plans provide for specific cases of acceleration resulting in the exercise of said BSAs in the event of the occurrence of specific events and in particular in the event of a change of control of us.
Free Shares (AGA)
Free ordinary shares (AGA) are employee equity incentive instruments pursuant to which the beneficiaries are granted, for free, the possibility to receive our ordinary shares under certain conditions.
As of February 28, 2025, we had issued free shares (AGA) as follows:

Plan name	Free ordinary share plan AGA 2023-1
General Meeting date	June 5, 2023
Board of Directors decision	July 11, 2023
Free ordinary shares granted by the Board of Directors	1,382,796
Marc de Garidel	1,382,796
Sylvie Grégoire	0
Didier Blondel	0
Fabio Cataldi	0
David Zhang	0
Pierre Courteille	0
Didier Scherrer	0
Ida Hatoum	0
Others	0
Duration of vesting period
•212,738 Free Shares 2023-1 shall vest on July 11, 2024;
•638,214 Free Shares 2023-1 shall progressively be definitively acquired on a monthly basis over a period of three (3) years starting after July 11, 2024 (i.e. 17,728 Free Shares 2023-1 per month except for the last month of the three-year period where 17,734 Free Shares 2023-1 shall be acquired). The duration of the acquisition period of these Free Shares 2023-1 shall be calculated accordingly;
•212,738 Free Shares 2023-1 shall vest on the latest date between (i) July 11, 2024, and (ii) the date of receipt by the Company of a Marketing Authorization for one of its products in a first indication in the United States of America prior to June 30, 2026;
•106,369 Free Shares 2023-1 shall vest on the latest date between (i) July 11, 2024, and (ii) the date of the successful completion of the initial public offering of the Company’s shares (or depositary receipts representing any such shares) on the NASDAQ stock exchange in New York allowing the Company to raise an amount of gross proceeds at least equal to one hundred million dollars ($100,000,000) on or before June 30, 2024;
•106,369 Free Shares 2023-1 shall vest on the latest date between (i) July 11, 2024, and (ii) the date on which that the market capitalization of the Company remains superior or equal to one billion euros (€1,000,000,000) for a consecutive period of at least three (3) months prior to
December 31, 2024;
•106,368 Free Shares 2023-1 shall vest on July 11, 2024 subject to the completion, prior to such date, of a M&A transaction in which the valuation of the Company is at least equal to one billion euros (€1,000,000,000) on a fully diluted basis.

Date of availability	All ordinary shares vesting before July 11, 2025 shall be subject to a lock-up period ending on July 11, 2025. Ordinary shares vesting after July 11, 2025 are not subject to a lock-up period.
Free ordinary shares fully vested as of February 28, 2025	425,475
Free ordinary shares being vested as of February 28, 2025	744,584

Free ordinary shares lapsed as of February 28, 2025	212,737
Employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2023-2
General Meeting date	June 5, 2023
Board of Directors decision	July 11, 2023
Free ordinary shares granted by the Board of Directors	100,000
Marc de Garidel	0
Sylvie Grégoire	0
Didier Blondel	0
Fabio Cataldi	0
David Zhang	0
Pierre Courteille	0
Didier Scherrer	0
Ida Hatoum	0
Others	100,000
Duration of vesting period
•25% of the ordinary shares allocated shall vest on July 11, 2024; and
•75% of the ordinary shares allocated shall vest on the latest date between (i) July 11, 2024, and
(ii) the date of receipt by the Company, prior to the June 30, 2025, of positive induction data
(positive primary endpoint and favorable safety as solely assessed by the Board of Directors) for its phase 3 clinical trials for obefazimod in the field of ulcerative colitis allowing continuation of the phase 3 trials towards NDA submission to the FDA.

Date of availability	All ordinary shares vesting before July 11, 2025 shall be subject to a lock-up period ending on July 11, 2025. Ordinary shares vesting after July 11, 2025 are not subject to a lock-up period.
Free ordinary shares fully vested as of February 28, 2025	25,000
Free ordinary shares being vested as of February 28, 2025	75,000
Free ordinary shares lapsed as of February 28, 2025	0
Employment conditions	None

Plan name	Free ordinary share plan AGA 2023-3
General Meeting date	June 5, 2023
Board of Directors decision	September 28, 2023
Free ordinary shares granted by the Board of Directors	731,500
Marc de Garidel	0
Sylvie Grégoire	0
Didier Blondel	20,000
Fabio Cataldi	0
David Zhang	0
Pierre Courteille	20,000
Didier Scherrer	20,000

Ida Hatoum	131,250
Others	540,250
Duration of vesting period
•50% of the ordinary shares allocated shall vest on September 28, 2025;
•25% of the ordinary shares allocated shall vest on September 28, 2026; and
•25% of the ordinary shares allocated shall vest on September 28, 2027.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28, 2025	480,375
Free ordinary shares lapsed as of February 28, 2025	251,125
Employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2023-4
General Meeting date	June 5, 2023
Board of Directors decision	September 28, 2023
Free ordinary shares granted by the Board of Directors	254,250
Marc de Garidel	0
Sylvie Grégoire	0
Didier Blondel	60,000
Fabio Cataldi	0
David Zhang	0
Pierre Courteille	20,000
Didier Scherrer	20,000
Ida Hatoum	20,000
Others	134,250
Duration of vesting period
•50% of the ordinary shares allocated shall vest on September 28, 2025;
•25% of the ordinary shares allocated shall vest on September 28, 2026; and
•25% of the ordinary shares allocated shall vest on September 28, 2027.
The acquisition of the Free Shares 2023-4 is subject to the successful completion of the initial public offering of the Company’s shares (or depositary receipts representing any such shares) on the NASDAQ stock exchange in New York allowing the Company to raise an amount of gross proceeds at least equal to two hundred million dollars ($200,000,000) on or before the first anniversary of the allocation date.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28, 2025	212,000
Free ordinary shares lapsed as of February 28, 2025	42,250
Employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2023-5
General Meeting date	June 5, 2023

Board of Directors decision	December 1, 2023
Free ordinary shares granted by the Board of Directors	132,750
Marc de Garidel	0
Sylvie Grégoire	0
Didier Blondel	0
Fabio Cataldi	0
David Zhang	0
Pierre Courteille	0
Didier Scherrer	0
Ida Hatoum	0
Others	132,750
Duration of vesting period
•50% of the ordinary shares allocated shall vest on December 1, 2025;
•25% of the ordinary shares allocated shall vest on December 1, 2026; and
•25% of the ordinary shares allocated shall vest on December 1, 2027.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28, 2025	81,250
Free ordinary shares lapsed as of February 28, 2025	51,500
Employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2024-1
General Meeting date	June 5, 2023
Board of Directors decision	February 1, 2024
Free ordinary shares granted by the Board of Directors	1,549,125
Marc de Garidel	400,000
Sylvie Grégoire	—
Didier Blondel	120,000
Fabio Cataldi	—
David Zhang	—
Pierre Courteille	65,000
Didier Scherrer	80,000
Ida Hatoum	90,000
Others	794,125
Duration of vesting period
•50% of the ordinary shares allocated shall vest on February 1, 2026;
•25% of the ordinary shares allocated shall vest on February 1, 2027; and
•25% of the ordinary shares allocated shall vest on February 1, 2028.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28, 2025	1,345,500
Free ordinary shares lapsed as of February 28, 2025	203,625
Employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2024-2
General Meeting date	June 5, 2023
Board of Directors decision	March 28, 2024
Free ordinary shares granted by the Board of Directors	22,500
Marc de Garidel	—
Sylvie Grégoire	—
Didier Blondel	—
Fabio Cataldi	—
David Zhang	—
Pierre Courteille	—
Didier Scherrer	—
Ida Hatoum	—
Others	22,500
Duration of vesting period
•50% of the ordinary shares allocated shall vest on March 28, 2026;
•25% of the ordinary shares allocated shall vest on March 28, 2027; and
•25% of the ordinary shares allocated shall vest on March 28, 2028.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28, 2025	22,500
Free ordinary shares lapsed as of February 28, 2025	0
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2024-3
General Meeting date	June 5, 2023
Board of Directors decision	May 23, 2024
Free ordinary shares granted by the Board of Directors	38,500
Marc de Garidel	—
Sylvie Grégoire	—
Didier Blondel	—
Fabio Cataldi	—
David Zhang	—
Pierre Courteille	—
Didier Scherrer	—
Ida Hatoum	—
Others	38,500
Duration of vesting period	•50% of the ordinary shares allocated shall vest on May 23, 2026; •25% of the ordinary shares allocated shall vest on May 23, 2027; and •25% of the ordinary shares allocated shall vest on May 23, 2028.
Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28, 2025	38,500
Free ordinary shares lapsed as of February 28, 2025	0
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2024-4
General Meeting date	May 30, 2024
Board of Directors decision	July 11, 2024
Free ordinary shares granted by the Board of Directors	93,000
Marc de Garidel	—
Sylvie Grégoire	—
Didier Blondel	—
Fabio Cataldi	—
David Zhang	80,000
Pierre Courteille	—
Didier Scherrer	—
Ida Hatoum	—
Others	13,000
Duration of vesting period
•50% of the ordinary shares allocated shall vest on July 11, 2026;
•25% of the ordinary shares allocated shall vest on July 11, 2027; and
•25% of the ordinary shares allocated shall vest on July 11, 2028.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28, 2025	93,000
Free ordinary shares lapsed as of February 28, 2025	0
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2024-5
General Meeting date	May 30, 2024
Board of Directors decision	July 11, 2024
Free ordinary shares granted by the Board of Directors	25,000
Marc de Garidel	—
Sylvie Grégoire	25,000
Didier Blondel	—
Fabio Cataldi	—
David Zhang	—
Pierre Courteille	—
Didier Scherrer	—
Ida Hatoum	—
Others	—
Duration of vesting period
•50% of the ordinary shares allocated shall vest on July 11, 2026;
•25% of the ordinary shares allocated shall vest on July 11, 2027; and
•25% of the ordinary shares allocated shall vest on July 11, 2028.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28, 2025	25,000
Free ordinary shares lapsed as of February 28, 2025	0
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2024-6
General Meeting date	May 30, 2024
Board of Directors decision	July 11, 2024
Free ordinary shares granted by the Board of Directors	20,000
Marc de Garidel	—
Sylvie Grégoire	—
Didier Blondel	—
Fabio Cataldi	—
David Zhang	—
Pierre Courteille	—
Didier Scherrer	—
Ida Hatoum	—
Others	20,000
Duration of vesting period
•50% of the ordinary shares allocated shall vest on July 11, 2025; and
•50% of the ordinary shares allocated shall vest on the latest date between July 11, 2025 and the date on which the performance condition is fulfilled

Date of availability	Each ordinary share vesting before July 11, 2026 shall be subject to a lock-up period ending on July 11, 2026. Ordinary shares vesting after July 11, 2026 are not subject to a lock-up period.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28 2025	20,000
Free ordinary shares lapsed as of February 28, 2025	0
Performance and employment conditions
Performance condition to be fulfilled relates to the publication of a scientific article on obefazimod's mechanism of action authored by the beneficiary in a reputable journal prior to July 11, 2027. No employment condition.

Plan name	Free ordinary share plan AGA 2024-7
General Meeting date	May 30, 2024
Board of Directors decision	September 5, 2024
Free ordinary shares granted by the Board of Directors	198,000
Marc de Garidel	—
Sylvie Grégoire	—
Didier Blondel	—
Fabio Cataldi	150,000
David Zhang	—
Pierre Courteille	—
Didier Scherrer	—
Ida Hatoum	—
Others	48,000
Duration of vesting period
•50% of the ordinary shares allocated shall vest on September 5, 2026;
•25% of the ordinary shares allocated shall vest on September 5, 2027; and
•25% of the ordinary shares allocated shall vest on September 5, 2028.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28, 2025	198,000
Free ordinary shares lapsed as of February 28, 2025	0
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2025-1
General Meeting date	May 30, 2024
Board of Directors decision	February 6, 2025
Free ordinary shares granted by the Board of Directors	4,319,500
Marc de Garidel	936,000
Sylvie Grégoire	—
Didier Blondel	480,000
Fabio Cataldi	430,000
David Zhang	170,000
Pierre Courteille	338,000
Didier Scherrer	185,000
Ida Hatoum	480,000
Others	1,300,500
Duration of vesting period
•50% of the ordinary shares allocated shall vest on February 6, 2027;
•25% of the ordinary shares allocated shall vest on February 6, 2028; and
•25% of the ordinary shares allocated shall vest on February 6, 2029.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28, 2025	4,319,500
Free ordinary shares lapsed as of February 28, 2025	0
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2025-2
General Meeting date	May 30, 2024
Board of Directors decision	February 6, 2025
Free ordinary shares granted by the Board of Directors	123,102
Marc de Garidel	47,052
Sylvie Grégoire	—
Didier Blondel	15,939
Fabio Cataldi	7,148
David Zhang	7,693
Pierre Courteille	8,139
Didier Scherrer	—
Ida Hatoum	17,038
Others	20,093
Duration of vesting period	100% of the ordinary shares allocated shall vest on February 6, 2027.
Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28, 2025	123,102
Free ordinary shares lapsed as of February 28, 2025	0
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2025-3
General Meeting date	May 30, 2024
Board of Directors decision	February 6, 2025
Free ordinary shares granted by the Board of Directors	17,625
Marc de Garidel	—
Sylvie Grégoire	—
Didier Blondel	—
Fabio Cataldi	—
David Zhang	—
Pierre Courteille	—
Didier Scherrer	—
Ida Hatoum	—
Others	17,625
Duration of vesting period
•50% of the ordinary shares allocated shall vest on February 6, 2027;
•25% of the ordinary shares allocated shall vest on February 6, 2028; and
•25% of the ordinary shares allocated shall vest on February 6, 2029.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28, 2025	17,625
Free ordinary shares lapsed as of February 28, 2025	0
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2025-4
General Meeting date	May 30, 2024
Board of Directors decision	February 6, 2025
Free ordinary shares granted by the Board of Directors	30,500
Marc de Garidel	—
Sylvie Grégoire	30,500
Didier Blondel	—
Fabio Cataldi	—
David Zhang	—
Pierre Courteille	—
Didier Scherrer	—
Ida Hatoum	—
Others	—
Duration of vesting period
•50% of the ordinary shares allocated shall vest on February 6, 2027;
•25% of the ordinary shares allocated shall vest on February 6, 2028; and
•25% of the ordinary shares allocated shall vest on February 6, 2029.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2025	0
Free ordinary shares being vested as of February 28, 2025	30,500
Free ordinary shares lapsed as of February 28, 2025	0
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
C.Board Practices
Board Composition
Our Board currently consists of seven members. The rules of procedure of our Board set the principles guiding the composition of the Board. The most recent version of this document was adopted by our Board in April 2021 and subsequently amended in September 2023.The Board has established two permanent, specialized committees to assist the Board in its work: (1) the audit committee and (2) the appointments and compensation committee. The
Board has also established an ad hoc committee, the scientific committee. Subject to available exemptions, the composition and functioning of all of our committees will comply with applicable requirements of the French
Commercial Code, the Exchange Act, the Nasdaq Global Market and SEC rules and regulations.
In accordance with French law, committees of our Board only have an advisory role and can only make recommendations to our Board. As a result, decisions will be made by our Board taking into account non-binding recommendations of the relevant Board committee. Since July 2024, our Board has been chaired by Ms. Grégoire.
Our Chief Executive Officer, Mr. de Garidel, represents us vis-à-vis third parties in his capacity as Chief Executive
Officer.
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

Current Position	Year of Initial Appointment	Term Expiration Year(1)

Sylvie Grégoire	Chair	2024	2026
Marc de Garidel	Director	2023	2025
Corinna zur Bonsen-Thomas	Director	2017	2025
June Lee	Director	2023	2026
Troy Ignelzi	Director	2023	2026
Sofinnova Partners (permanent representative to the Board: Kinam Hong)	Director	2019	2026
Camilla Soenderby	Director	2024	2025
(1)      The mandates expire at the annual shareholders’ meeting approving the financial statements closed on
December 31 of the previous year.
During the fiscal year ended December 31, 2024, the Board met six times.
Non-voting Board Members / Observers
Pursuant to our by-laws, the General Meeting or the Board may appoint non-voting board members (or observers). Santé Holdings S.R.L., represented by Mr. Antonino Ligresti and Mr. Aris Constantinides
from Kreos Capital/Blackrock are Board observers. In November 2024, Mark Stenhouse has been appointed as
Board observer.
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
Furthermore, our Board has determined that, under the criteria of the Middlenext Code of Corporate
Governance, five of our directors are “independent directors”: Sylvie Grégoire, June Lee, Troy Ignelzi, Corinna zur
Bonsen-Thomas, and Camilla Soenderby. The Middlenext Code sets out the five following criteria justifying the independence of directors, characterized by the absence of any significant financial, contractual or family relationship likely to affect their independence of judgment:
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
Service agreements entered into with Board members
There are no existing service contracts between the Company or its subsidiaries on the one hand, and any
Board member on the other, providing for benefits upon termination of service as a board member.
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

The current members of the audit committee are Troy Ignelzi, Corinna zur Bonsen-Thomas and Sylvie
Grégoire. The current chairperson of the audit committee is Mr. Ignelzi.
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

The current members of the appointments and compensation committee are June Lee, Kinam Hong
(representing Sofinnova Partners) and Camilla Soenderby. The current chairperson of the appointments and compensation committee is Dr. Lee.
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
D.Employees
As of December 31, 2024, we had 69 full-time employees, consisting of 49 within the research and development department 17 within the general administrative department and 3 within the sales and marketing department. As of December 31, 2024, we had 42 employees located in France and 27 in the United States. Our employees based in France are subject to the national collective bargaining agreement for the pharmaceutical industry (the convention collective nationale de l’industrie pharmaceutique). We believe that we maintain good relations with our employees.
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

Item 7.Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 for:
•each beneficial owner, known by us, of more than 5% of our outstanding ordinary shares;
•each of our directors and executive officers individually; and
•all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 28, 2025. The percentage ownership information shown in the table below is based upon 63,383,293 ordinary shares outstanding as of February 28, 2025.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 28, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

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

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Benefic ially Owned	Percentage of Voting Power+
5% Shareholders:
TCG Crossover(1) .....................................................................	6,056,596	9.56%	8.52%
Entities managed by Truffle Capital(2) .....................................	4,671,107	7.37%	12.09%
Sofinnova Crossover(3) .............................................................	5,264,739	8.31%	10.97%
Invus(4) ......................................................................................	6,535,569	10.31%	9.19%
Deep Track Capital(5) ...............................................................	3,783,819	5.97%	5.32%
Entities affiliated with Venrock(6) ............................................	3,611,570	5.70%	5.08%

Directors and Officers:
Marc de Garidel(7) ....................................................................	499,076	*	*
Didier Blondel(8) .......................................................................	67,374	*	*
Fabio Cataldi .............................................................................	—	—	—
David Zhang ..............................................................................	—	—	—
Pierre Courteille(9) ....................................................................	67,374	*	*
Didier Scherrer(10) ....................................................................	35,773	*	*
Ida Hatoum ................................................................................	—	—	—
Sylvie Grégoire ..........................................................................	—	—	—
June Lee(11) .............................................................................	4,863	*	*
Troy Ignelzi(12) .........................................................................	4,863	*	*
Corinna zur Bonsen-Thomas(13) ..............................................	21,263	*	*
Kinam Hong (representing Sofinnova Partners)(14) .................	5,264,739	8.31%	10.97%
Camilla Soenderby(15) ..............................................................	4,863	*	*
All directors and officers as a group (13 persons) .....................	5,970,189	9.41%	12.01%

*Represents beneficial ownership of less than 1%.
+A double voting right is attached to each registered ordinary share (except treasury share) that is held in the name of the same shareholder for at least two years.
(1)The information in this footnote is based on a Schedule 13G filed with the SEC on April 19, 2024 by TCG Crossover GPI I, LLC ("TCG
Crossover GP I"), TCG Crossover Fund I, L.P. ("TCG Crossover I") and Chen Yu. These securities are held by TCG Crossover I. TCG
Crossover GP I is the general partner of TCG Crossover I. Chen Yu is the sole managing member of TCG Crossover GP I. TCG
Crossover I, TCG Crossover GP I and Dr. Yu share voting and dispositive power with respect to the securities held by TCG Crossover I.
The principal business address of each of TCG Crossover GP I, TCG Crossover I and Dr. Yu is 705 High St., Palo Alto, CA 94301,
United States.
(2)Consists of (i) 2,213,333 ordinary shares held by FCPR Truffle Capital II (“Truffle Capital II”), (ii) 1,160,804 ordinary shares held by
FCPI UFF Innovation 7 (“UFF Innovation 7”), (iii) 119,000 ordinary shares held by FCPI UFF Innovation 15 (“UFF Innovation 15”),
(iv) 171,600 ordinary shares held by FCPI Fortune 4 (“FCPI Fortune 4”), (v) 91,973 ordinary shares held by FCPI Fortune 3 (“FCPI
Fortune 3”), (vi) 157,100 ordinary shares held by FCPI UFF Innovation 12 (“UFF Innovation 12”), (vii) 103,400 ordinary shares held by
FCPI UFF Innovation 14 (“UFF Innovation 14”), (viii) 84,983 ordinary shares held by FCPI Truffle Fortune 5 (“FCPI Fortune 5”),
(ix) 54,120 ordinary shares held by FCPI UFF Innovation 16 (“UFF Innovation 16”), (x) 16,394 ordinary shares held by FCPI Truffle
Innocroissance 2015 (“Truffle Innocroissance 2015”), (xi) 36,400 ordinary shares held by Truffle Developpement (“Truffle
Developpement”), (xii) 197,000 ordinary shares held by FCPI BioMedTech (“BioMedTech”) and (xiii) 265,000 ordinary shares held by
FCPI Truffle Medeor (“Truffle Medeor”). Truffle Capital II, UFF Innovation 7, UFF Innovation 15, FCPI Fortune 4, FCPI Fortune 3,
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
(3)The information in this footnote is based on a Schedule 13D/A filed with the SEC on February 14, 2025 by Sofinnova Crossover I SLP
and related entities and persons and the company’s records. Consists of 5,264,739 ordinary shares held by Sofinnova Crossover I SLP

(“Sofinnova Crossover”). Sofinnova Crossover is controlled by Sofinnova Partners SAS (“Sofinnova Partners” and together the
“Sofinnova Entities”). Each of Antoine Papiernik, Cedric Moreau, Kinam Hong, a member of our Board, Joseph Anderson and Jacques
Theurillat is a member of the investment committee of Sofinnova Crossover and may be deemed to have shared voting and investment control over the shares held by Sofinnova Crossover. The principal business address of the Sofinnova Entities is 7-11 boulevard
Haussmann, 75009 Paris, France.
(4)Consists of 6,535,569 ordinary shares directly held by Invus Public Equities, L.P. (“Invus PE”). Invus Public Equities Advisors, LLC
(“Invus PE Advisors”), controls Invus PE, as its general partner and accordingly, may be deemed to beneficially own the ordinary shares held by Invus PE. The Geneva branch of Artal International S.C.A. (“Artal International”), controls Invus PE Advisors, as its managing member and accordingly, may be deemed to beneficially own the ordinary shares held by Invus PE. Artal International Management S.A.
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
(5)The information in this footnote is based on a Schedule 13G/A filed with the SEC on November 14, 2024. Consists of 3,783,819 ordinary shares held by Deep Track Biotechnology Master Fund, Ltd. (“Deep Track Fund”) acting on behalf of funds it manages. Deep Track Fund is controlled by Deep Track Capital GP, LLC. The latter is controlled by Mr. David Kroin who is also its managing member. The principal business address of the Deep Track Entities is 200 Greenwich Avenue 3rd Floor, Greenwich, CT 06830, United States.
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
United States.
(7)Consists of (a) 463,620 ordinary shares held as of February 28, 2025 and (b) 35,456 free shares that vest within 60 days of February 28,
2025.
(8)Consists of (a) 374 ordinary shares held as of February 28, 2025 and (b) up to 67,000 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of February 28, 2025.
(9)Consists of (a) one ordinary share held as of February 28, 2025 and (b) up to 67,373 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of February 28, 2025.
(10)Consists of 35,773 ordinary shares held as of February 28, 2025.
(11)Consists of up to 4,863 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of February 28, 2025.
(12)Consists of up to 4,863 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of February 28, 2025.
(13)Consists of up to 21,263 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of February 28, 2025.
(14)Consists of 4,064,739 ordinary shares held by Sofinnova Crossover, as described in footnote 3 above. Kinam Hong, a member of our
Board, is a member of the investment committee of Sofinnova Crossover and may be deemed to have shared voting and investment control over the shares held by Sofinnova Crossover, as described in footnote 4 above.
(14)Consists of (a) 741,541 ordinary shares held as of February 28, 2025 and (b) up to 96,924 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of February 28, 2025. Effective as of March 28, 2024,
Santé Holdings SRL resigned from our board of directors.
(15)Consists of up to 4,863 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of February 28, 2025.
As of February 28, 2025, to the best of our knowledge, we estimate that 13,542,585 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by five shareholders of record in the
United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B.Related Party Transactions
Since January 1, 2024, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as to our related parties.
Arrangements with our Directors and Executive Officers

Director and Executive Officer Compensation
We are parties to employment agreements and other compensation arrangements, including equity compensation arrangements, with our directors and executive officers in the ordinary course of business. See “Item
6.B Compensation and Benefits” for information regarding compensation of the Directors and Executive Officers.
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

Item 8.Financial Information
A.Consolidated Statements and Other Financial Information
Financial Statements
Our consolidated financial statements are included at the end of this Annual Report on Form 20-F, starting at page F-1.
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
B.Significant Changes
Except as disclosed elsewhere in this Annual Report on Form 20-F, no significant changes have occurred.

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
B.Plan of Distribution
Not applicable.
C.Markets
For information regarding the stock exchanges and regulated markets on which our ADSs and ordinary shares are listed, see “Item 9.A. Offer and Listing Details".
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.

Item 10.Additional Information.
A.Share capital
Not applicable.
B.Memorandum and articles of association
The information set forth in Exhibit 2.1 is incorporated herein by reference.
C.Material contracts
ATM Agreement
On November 19, 2024, we entered into an Equity Distribution Agreement (the “ATM Agreement”) with Piper
Sandler & Co. (“Piper Sandler”) with respect to an equity offering program under which we may offer and sell
ADSs from time to time, through Piper Sandler as sales agent, having an aggregate offering price of up to $150.0 million (subject to French regulatory limits). Sales of the ADSs, if any, may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. The ATM Agreement will terminate upon the earlier of (i) the sale of all ADSs subject to the ATM Agreement and (ii) the termination of the
ATM Agreement as permitted therein. Piper Sandler may terminate the Agreement at any time, and we may terminate the ATM Agreement at any time upon ten days’ prior notice.
Kreos / Claret Financing Agreements
On August 20, 2023, we entered into the Framework Subscription Agreement with Kreos and Claret, as the
Secured Lenders. Under this Framework Subscription Agreement, we may draw up to €75 million in structured debt financing in three tranches of €25 million in aggregate principal amount each, as further described below.
The first tranche, with an aggregate principal amount of €25 million, takes the form of senior secured convertible bonds with warrants attached, which we refer to as the Kreos / Claret OCABSA. We drew the first tranche on August 21, 2023. On the same date, we repaid all outstanding amounts that remained due under the First
Kreos Agreement (as defined below) and the Second Kreos Agreement (as defined below). The Kreos / Claret
OCABSA are convertible into ordinary shares at any time from their issuance at the request of their holders at a fixed conversion price of €21.2209, subject to standard adjustments, including anti-dilution and dividend protections.
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
The third tranche, with an aggregate principal amount of €25 million, takes the form of senior secured non-
convertible bonds and was drawn down on June 21, 2024. The drawdown of the third tranche was subject to a maximum 10% Debt-To-Market Capitalization Ratio at the time of drawdown and was conditional on our raising of a minimum of $125 million in gross proceeds through a listing on Nasdaq before June 30, 2024 (which was achieved in October 2023).
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
In the context of one of the conditions for the drawdown of the third tranche of the Kreos / Claret Financing being met (raising of a minimum of $125 million in gross proceeds through a listing on Nasdaq before June 30,
2024), we issued on November 2, 2023, 405,831 additional warrants to Kreos and Claret for a global subscription price of €1.00 giving them the right to subscribe to up to 405,831 new ordinary shares at an exercise price of
€9.8563.
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
Prior Kreos Agreements
On July 24, 2018, we entered into a €20 million venture loan agreement with Kreos (the "First Kreos
Agreement"). The financing consisted of two tranches of structured debt financing: (i) a total principal amount of
€10 million, comprised of (x) €8 million in non-convertible bonds issued in July 2018 and (y) €2 million in convertible bonds issued in August 2018 and (ii) a total principal amount of €10 million, comprised of (x) €8 million in non-convertible bonds and (y) €2 million in convertible bonds, each issued in May 2019.
On October 12, 2020, we entered into a bonds issue agreement with Kreos (the "Second Kreos Agreement"), pursuant to which we issued bonds in a total principal amount of €15 million, comprised of (i) a €10 million tranche and a €5 million tranche, with an option to issue an additional €5 million tranche.
On August 21, 2023, we repaid all outstanding amounts that remained due under the First Kreos Agreement and the Second Kreos Agreement.
Heights Convertible Notes
On August 20, 2023, we entered into the Heights Subscription Agreement with Heights. Under the Heights
Subscription Agreement, we may draw up to €75 million of the Heights Convertible Notes in two tranches of €35 million and €40 million, respectively.
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
We forewent our right to draw down on the second tranche of the Heights financing on August 4, 2024, which was the limit date for the drawdown.
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

Financial Transactions Tax
Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts) (the “FTC”), purchases of certain securities issued by a French company, including ordinary shares (which may be in the form of ADSs), which are listed on a regulated market of the EU or an exchange market formally acknowledged by the Minister of
Economy, after consultation opinion from the AMF (in each case within the meaning of the French Monetary and
Financial Code (the “FMFC”)) are subject in France to a 0.3% tax (increased to 0.4% as from April 1st, 2025) on financial transactions (the “TFT”), provided inter alia that the issuer’s market capitalization exceeds €1 billion as of
December 1 of the year preceding the taxation year.
The Nasdaq Global Market, on which ADSs are listed, is not currently acknowledged by the French Minister of Economy, but it may change in the future.
Moreover, a list of French relevant companies whose market capitalization exceeds €1 billion as of
December 1 of the year preceding the taxation year is published annually by the French State. The last version of such list was dated December 23, 2024 (BOI-ANNX-000467). It did not include Abivax SA as its market capitalization did not exceed €1.0 billion.
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
As ordinary shares of Abivax SA are listed on Euronext Paris, which is a regulated market within the meaning of the FMFC, their transfer should be subject to uncapped registration duties at the rate of 0.1% only if such transfer is evidenced by a written agreement. Although the official guidelines published by the French tax authorities are silent on this point (BOI-ENR-DMTOM-40-10-10-24/04/2024), ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

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
Taxation of Dividends
Dividends paid by a French corporation, when their beneficial owners are not French tax residents, are generally subject to French withholding tax at a rate of currently (i) 25% for dividends the beneficial owners of which are legal persons which are not French tax residents, and (ii) 12.8% for dividends the beneficial owners of which are individuals who are not French tax residents. Dividends paid by a French corporation in a non-cooperative
State or territory, as defined in Article 238-0 A of the FTC, other than those states or territories mentioned in 2° of 2 bis of the same Article 238-0 A will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 12.8%, 25% or
75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).
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
Based on our analysis of our financial statements, activities and relevant market and shareholder data, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value or our goodwill, which may be determined by reference to the value of our ADSs, which could fluctuate considerably). We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of non-passive income to offset our passive income. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a
PFIC for a taxable year, there can be no assurance that the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. If we are a PFIC for any year during which a U.S. Holder holds the
ADSs, unless certain elections have been made by the U.S. Holder, we generally will continue to be treated as a
PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, even if we cease to meet the threshold requirements for PFIC status.
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

Item 11.Quantitative and Qualitative Disclosures About Market Risk
A description of quantitative and qualitative disclosures about market risk is disclosed in Note 27 to our financial statements as of and for the year ended December 31, 2024 appearing elsewhere in this Annual Report on
Form 20-F.
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
Over the year ended December 31, 2024, we have drawn down the second and third tranches of the Kreos /
Claret Financing Agreement, bearing variable interest rates (consisting of a fixed margin of 7.5% + European
Central Bank Base Rate (MRO), with a floor at 2.5% and a cap at 4%) and have therefore performed a reassessment of our exposure to interest rate risk. Due to the interest rate collar having a range of 150 bps, we concluded that we have limited exposure.
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

The following tables set forth the operating expenses we incurred in foreign currencies in the years ended
December 31, 2022, 2023 and 2024. Some figures have been rounded. Accordingly, the totals in the tables may not be the exact sums of component items.

	Year ended December 31, 2022		Year ended December 31, 2023		Year ended December 31, 2024
Currency (thousands)	Foreign currency	Euros	Foreign currency	Euros	Foreign currency	Euros
Australian dollar ..........................................................	19	13	—	—	6	3
Canadian dollar ............................................................	0	0	0	—	32	22
Chinese yuan renminbi ................................................	—	—	61	8	—	—
Czech crown ...............................................................	0	0	0	—	54	2
Danish kroner ..............................................................	—	—	120	16	4	1
Hungarian forints .........................................................	—	—	3,517	9	408	1
Israeli shekel ................................................................	21	6	—	—	26	7
Japanese yen ................................................................	1,128	8	—	—	596	3
Pound sterling ..............................................................	600	708	359	410	1,016	1,214
Swedish krona .............................................................	115	11	350	30	183	16
Swiss franc ..................................................................	27	28	49	50	234	243
United States dollar .....................................................	1,426	1,390	10,861	10,112	12,031	10,547

Total	3,336	2,164	15,317	10,636	14,591	12,060
For the year ended December 31, 2024, the total amount of operating expenses we incurred in foreign currencies was €12.1 million, or 6.5% of our total operating expenses of €185.4 million in that year.
For the year ended December 31, 2023, the total amount of operating expenses we incurred in foreign currencies was  €10.6 million, or  1.6% of our total operating expenses of €132.0 million in that year.
For the year ended December 31, 2022, the total amount of operating expenses we incurred in foreign currencies was €2.2 million, or 3.1% of our total operating expenses of €69.4 million in that year.
For the years ended December 31, 2024, December 31, 2023 and December 31, 2022, expenses in U.S. dollars totaled €10.5 million, €10.1 million and €1.4 million respectively, based on the average annual exchange rate in effect as of December 31, 2024, December 31, 2023 and December 31, 2022. As a result, an adverse 10% change in the exchange rate for the U.S. dollar against the euro would have resulted in a foreign exchange rate loss of approximately €0,3 million for 2024, €0.4 million for 2023 and non material for 2022.
Credit Risk
The credit risk related to our cash and cash equivalents is not significant in light of the quality of our co-
contracting financial institutions. As of December 31, 2024, substantially all our cash and cash equivalents were maintained with two financial institutions in France and in the United States. While our deposit accounts are insured up to the legal limit, substantially all of our bank deposit balances exceed this insured limit. As of December 31,
2024 we maintained €143.9 million in bank deposit accounts that are in excess of the legally insured limits in two legally insured financial institutions. We have not experienced any losses in such accounts and we do not believe that we are exposed to any significant credit risk related to these instruments.

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
•the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and American Despositary Receipts ("ADRs"); and
•the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.
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
On October 24, 2023, we sold 20,325,500 new ordinary shares (the "New Shares"), consisting of a public offering of 18,699,460 ordinary shares in the form of ADSs, each representing the right to receive one ordinary share, in the United States (the "U.S. Offering") and a concurrent offering of 1,626,040 ordinary shares in certain jurisdictions outside of the United States to certain investors (the "European Private Placement" and together with the U.S. Offering, the "Global Offering"). The offering price was set at $11.60 per ADS in the U.S. Offering and a corresponding offering price of €10.9864 per ordinary share in the European Private Placement. The aggregate gross proceeds amounted to approximately $235.8 million, equivalent to approximately €223.3 million (based on the exchange rate then in effect), before deduction of underwriting commissions and expenses payable by us. All of the
ADSs and ordinary shares in the Global Offering were offered by Abivax.
We incurred aggregate underwriting discounts of approximately $16.5 million and expenses of approximately
$7.0 million, resulting in net proceeds to us of approximately $212.2 million. The effective date of the registration statement, File No. 333-274780, for our initial public offering was October 19, 2023.
There has been no material change in the use of proceeds from the Global Offering from that described in the final prospectus related to the offering, which we filed with the SEC on October 23, 2023.

Item 15.Controls and Procedures
Disclosure Controls and Procedures
Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our “disclosure controls and procedures,” as such term is defined in
Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2024, have concluded that, as of such date, our disclosure controls and procedures were not effective as a result of the material weaknesses described below. We are undertaking the remedial steps to address the material weaknesses in our disclosure controls and procedures as discussed below.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, including the possibility of human error, the circumvention or overriding of controls, or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission (“COSO”). As previously disclosed in our Form 20-F for the period ended December 31, 2023 and originally in our Form F-1, management identified material weaknesses in our internal controls over financial reporting. These material weaknesses continue to exist as of December 31, 2024. The material weaknesses related to a lack of risk assessment as well as formal, documented and implemented processes, controls and review procedures, specifically due to a lack of a sufficient number of professionals with an appropriate level of internal control knowledge, training and experience.
Remediation Efforts
In response to the identified material weaknesses, management took a number of actions to improve the internal control over financial reporting during the year ended December 31, 2024.
These actions include, but are not limited to, the following:
Reinforcing further the finance and accounting resources by:
•Hiring a SVP Finance based in the US, with experience in the life sciences industry and  US public listed companies, including SOX;
•Hiring additional qualified finance personnel, focusing on qualifications, certifications and relevant industry experience; and
•Providing a structured onboarding program for new hires, including an introduction to current financial systems, company processes, and internal controls
With the support of our external advisors, we are in the process of designing and implementing measures to enhance our internal control over financial reporting:
•We are currently conducting  a comprehensive risk assessment in all areas, including cash management, financial reporting, compliance with regulations, fraud prevention and operational risks. The risk assessment will be implemented as a framework, with specific objectives to identify new risks and update regularly our processes based on emerging risks and/or changes in regulatory requirements,
•We have started designing and implementing processes and controls, including segregation of duties, approval workflows and reconciliation procedures. In particular, we are implementing additional review activities within our finance department and introducing further standard operating procedures for the preparation of the financial statements,
•We are in the process of enhancing our information technology and systems to create a more effective control environment, which includes providing training to finance and accounting personnel on the upgraded systems, focusing on new features, controls, and reporting capabilities.
As of December 31, 2024, management has concluded that, while it has made significant progress to remediate the previously disclosed material weaknesses, they have not been remediated. With the oversight of senior management and our audit committee, we continue to strengthen our internal control over financial reporting and are taking several remedial actions to address the material weaknesses that have been identified.
Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies
(as defined in Rule 12b-2 under the Exchange Act).
Changes in Control over Financial Reporting
Except as described above in the section titled "Management’s Annual Report on Internal Control Over Financial
Reporting" there has been no change in our internal control over financial reporting during the year ended December
31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.[Reserved]
Item 16A.Audit Committee Financial Expert
Our Board has determined that each of the members of our audit committee is independent within the meaning of the applicable listing rules of Nasdaq and the independence requirements contemplated by Rule 10A-3 under the
Exchange Act. Committee members must be competent in financial or accounting matters and at least one member must be independent in accordance with the provisions of the Middlenext Code. Our Board has further determined that Mr. Ignelzi is an “audit committee financial expert” as defined by SEC rules and regulations and that Mr.
Ignelzi qualifies as financially sophisticated under the listing rules of Nasdaq.
Item 16B.Code of Ethics
We have adopted a Code of Business Conduct and Ethics, applicable to all of our employees, senior management and directors, which is available on our website at www.abivax.com.
Item 16C.Principal Accountant Fees and Services
PricewaterhouseCoopers has served as our independent registered public accounting firm for 2022,  2023 and
2024. Our accountants billed the following fees to us for professional services in each of those fiscal years:

(amounts in thousands of euros)	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Audit fees	100	1,714	1,000
Audit-related fees	—	—	76
Tax fees	—	—	—
All other fees	740	492	7
Total	840	2,206	1,083
Audit Fees
The aggregate fees billed for the audit of our annual financial statements for the fiscal years ended December
31, 2024 and 2023 were €1.0 million and €1.7 million, respectively, and related to audit services provided by our independent registered public accounting firm, PricewaterhouseCoopers Audit in connection with our annual audit, half-year review, and review and maintenance of registration statements.
Audit-Related Fees
“Audit-related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. The aggregate audit-related fees billed for the fiscal year ended December 31, 2024 were €0.1 million. We did not incur such fees for the fiscal year ended
December 31, 2023.
Tax Fees
None
All Other Fees
The aggregate fees billed for all other services for the fiscal year ended December 31, 2024 and 2023 were €7 thousand and €0.5 million respectively. Other fees are the aggregate fees billed for other procedures required by law related to services provided to our registration statements for capital increase and initial public offering on the
Nasdaq Global Market.

Audit Committee’s Pre-Approval Policies and Procedures
The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company in accordance with the Audit Committee’s pre-approval policy.  All fees in 2024 and 2023 described in this Item 16C above were pre-approved by the Audit Committee.
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
In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.
We may choose to take advantage of additional exemptions and follow home country practices in lieu of
Nasdaq rules in the future.
Item 16H.Mine Safety Disclosure

Not applicable.
Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.Insider Trading Policies
Our board of directors has adopted an insider trading policy that governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.
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

PART III
Item 17.Financial Statements
See response to Item 18.

Item 18.Financial Statements
See pages F-1 through F-79 of this Annual Report on Form 20-F.

Item 19.Exhibits
The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description of Exhibit
1.1*	By-laws (statuts) of the registrant (English translation)
2.1*	Description of Securities
2.2	Form of Deposit Agreement (incorporated by reference to Exhibit (a) to the Form F-6 Registration Statement (File No. 333-274845), filed with the Commission on October 3, 2023)
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)
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
September 29, 2023)

4.16*	Summary of BSA 2015-11, BSA 2015-12, BSA 2017-1, BSA 2018-1, BSA 2024-1, BSA 2024-2, BSA-2025-1 and BSA-2025-2 Plans
4.17*	Summary of BCE 2016-1, BCE 2017-1, BCE 2017-2, BCE 2017-4, BCE 2017-5, BCE 2018-1, BCE 2018-3, BCE 2018-4 and BCE 2018-5 Plans
4.18*
Summary of AGA-2023-1, AGA-2023-2, AGA-2023-3, AGA-2023-4, AGA-2023-5, AGA-2024-1,
AGA-2024-2, AGA-2024-3, AGA-2024-4, AGA-2024-5, AGA-2024-6, AGA-2024-7, AGA-2025-1,
AGA-2025-2, AGA 2025-3 and AGA-2025-4 Free Share Plans

4.19
Equity Distribution Agreement, dated as of November  19, 2024, by and between the registrant and Piper
Sandler & Co. (incorporated by reference to Exhibit 1.2 of the Company's Registration Statement on Form
F-3 (File No. 333-283336) filed with the Commission on November 19, 2025)

8.1
List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Company’s
Registration Statement on Form F-1 (File No. 333-274780) filed with the Commission on September 29,
2023)

11.1*	Abivax Code of Market Conduct
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Audit, independent registered accounting firm
97.1*	Incentive Compensation Recoupment Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
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
Date: March 24, 2025

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Abivax SA
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Abivax SA and its subsidiaries
(the “Company”) as of December 31, 2024, 2023 and 2022, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International
Financial Reporting Standards as issued by the International Accounting Standards Board and International
Financial Reporting Standards as adopted by the European Union.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 “Basis of preparation” to the consolidated financial statements, the
Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the year ended December 31, 2024, the Group had a net loss of €176.2 million and held at year end a total cash and cash equivalents of €144.2 million.
The Company expects, as of the date of issuance of these financial statements, to generate operating losses and negative operating cash flows in the future and to need additional fundings to support its planned operations beyond the fourth quarter of 2025, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2
“Basis of preparation”. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Change in accounting principle
As discussed in Note 2 “Basis of preparation” to the consolidated financial statements, the Company changed in
2024 the manner in which it classifies the non-current portion of the Heights convertible notes as of December 31,
2023 and the non-current portion of the OCEANE bonds as of December 31, 2022 following the application of the amendments to IAS 1 “Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current
and Non-Current Liabilities with Covenants”.
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
/s/ PricewaterhouseCoopers Audit
Neuilly-sur-Seine, France
March 24, 2025
We have served as the Company's auditor since 2013.

ABIVAX SA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of euros)	Notes	AS OF DECEMBER 31, 2022[1]	AS OF DECEMBER 31, 2023[1]	AS OF DECEMBER 31, 2024
ASSETS
Non-current assets
Goodwill	6	18,419	18,419	18,419
Intangible assets	7	6,607	6,604	6,606
Property, plant and equipment	8	1,592	878	2,666
Other financial assets	9	11,708	12,870	5,919
Other assets	10	1,037	2,320	948
Total non-current assets		39,363	41,090	34,558
Current assets
Other financial assets	9	—	9,186	7,554
Other receivables and assets	10	9,231	24,845	18,896
Cash and cash equivalents	11	26,950	251,942	144,221
Total current assets		36,181	285,972	170,671
TOTAL ASSETS		75,544	327,062	205,228
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders’ equity
Share capital		223	629	633
Premiums related to share capital		150,476	478,218	478,905
Translation reserves		—	112	(75)
Retained earnings		(82,770)	(135,209)	(262,637)
Net loss for the period		(60,740)	(147,740)	(176,242)
Total shareholders’ equity	13	7,189	196,010	40,584
Non-current liabilities
Retirement benefit obligations	16	610	629	756
Provisions	14	40	30	819
Borrowings	15	9,127	2,563	29,056
Convertible loan notes	15	—	21,643	23,370
Derivative instruments	15	566	—	3,620
Royalty certificates	15	3,287	12,229	13,023
Other financial liabilities	15	3,262	3,262	—
Total non-current liabilities		16,891	40,356	70,645
Current liabilities
Borrowings	15	10,077	1,655	22,195
Convertible loan notes	15	19,957	29,605	21,574
Derivative instruments	15	—	2,579	1,166
Other financial liabilities	15	3,521	3,509	—
Provisions	14	—	—	532
Trade payables and other current liabilities	17.1	15,475	47,221	43,824
Tax and employee-related payables	17.2	2,300	6,073	4,709
Deferred income		133	52	—
Total current liabilities		51,464	90,695	93,999
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		75,544	327,062	205,228
1In application of the Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, and
Non-current Liabilities with Covenants, the non-current portion of the OCEANE bonds as of December 31, 2022, amounting to €19,332 thousand, and the non-current portion of the Heights convertible notes as of December 31, 2023, amounting to €20,652 thousand, were reclassified within the current liabilities (Convertible loan notes) as of December 31, 2022 and 2023 respectively (see Note 2).

ABIVAX SA CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Amounts in thousands of euros, except per share amounts)	Notes	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Other operating income	18	4,583	4,621	12,449
Total operating income		4,583	4,621	12,449
Sales and marketing	19.1	—	(6,431)	(5,954)
Research and development	19.2	(48,295)	(103,176)	(146,532)
General and administrative	19.3	(7,492)	(22,390)	(32,946)
Goodwill impairment loss	6	(13,632)	—	—
Total operating expenses		(69,419)	(131,997)	(185,433)
Operating loss		(64,836)	(127,376)	(172,984)
Financial expenses		(7,022)	(27,875)	(16,991)
Financial income		11,118	7,511	13,732
Financial gain (loss)	21	4,096	(20,364)	(3,258)
Net loss before tax		(60,740)	(147,740)	(176,242)
Income tax	22	—	—	—
Net loss for the period		(60,740)	(147,740)	(176,242)
Loss per share (€/share)
Weighted average number of outstanding shares used for computing basic/diluted loss per share		19,092,442	43,066,012	63,046,350
Basic / diluted loss per share (€/share)	23	(3.18)	(3.43)	(2.80)

ABIVAX SA CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)	Notes	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Net loss for the period		(60,740)	(147,740)	(176,242)
Items that will not be reclassified to profit or loss		235	112	(31)
Actuarial gains and losses on retirement benefit obligations	16	235	112	(31)
Items that are or may be reclassified subsequently to profit or loss		—	112	(187)
Foreign currency translation differences		—	112	(187)
Other comprehensive income (loss)		235	225	(219)
Total comprehensive income (loss) for the period		(60,506)	(147,516)	(176,461)

ABIVAX SA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of euros)	Notes	NUMBER OF SHARES ISSUED	SHARE CAPITAL	PREMIUMS RELATED TO SHARE CAPITAL	TRANSLATION RESERVE	RETAINED EARNINGS	NET LOSS FOR THE YEAR	TOTAL SHAREHOLDER 'S EQUITY

AS OF JANUARY 1, 2022		16,764,051	168	107,578	—	-39,361	-42,452	25,934
Net loss for the period		0	—	—	—	—	-60,740	-60,740
Other comprehensive income (loss)	16	0	—	—	—	235	—	235
Total comprehensive loss for the period		0	—	—	—	235	-60,740	-60,506
Appropriation of prior period net loss		0	—	—	—	-42,452	42,452	—
Capital increase from issuance of ordinary shares	13.3	5,530,000	55	46,176	—	—	—	46,231
Transaction costs related to capital increase	13.3	0	—	-3,280	—	—	—	-3,280
Exercises of share warrants	13.3, 14	19,134	—	2	—	—	—	3
Shares based compensation expense	14	0	—	—	—	-1,164	—	-1,164
Transaction on treasury shares	13.1	0	—	—	—	-28	—	-28
AS OF DECEMBER 31, 2022		22,313,185	223	150,476	—	-82,770	-60,740	7,189

AS OF JANUARY 1, 2023		22,313,185	223	150,476	€—	-82,770	-60,740	7,189
Net loss for the period		0	—	—	—	—	-147,740	-147,740
Other comprehensive income (loss)	16	0	—	—	112	112	—	225
Total comprehensive loss for the period		0	—	—	112	112	-147,740	-147,516
Appropriation of prior period net loss		0	—	—	—	-60,740	60,740	—
Capital increase from issuance of ordinary shares	13.3	40,325,500	403	352,974	—	—	—	353,377
Transaction costs related to capital increase	13.3	0	—	-28,111	—	—	—	-28,111
Issue of convertible notes	13.3	0	—	1,030	—	—	—	1,030
Exercises of the Kreos share warrants	13.3, 14	99,583	1	1,849	—	—	—	1,850
Exercises of other share warrants	14	190,550	2	—	—	—	—	2
Shares based compensation expense	14	0	—	—	—	8,179	—	8,179
Transactions on treasury shares	13.1	0	—	—	—	10	—	10
AS OF DECEMBER 31, 2023		62,928,818	629	478,218	112	-135,209	-147,740	196,010

AS OF JANUARY 1, 2024		62,928,818	629	478,218	112	-135,209	-147,740	196,010
Net loss for the period		0	—	—	—	—	-176,242	-176,242
Other comprehensive income (loss)	16	0	—	—	-187	-31	—	-219
Total comprehensive loss for the period		0	—	—	-187	-31	-176,242	-176,461
Appropriation of prior period net loss		0	—	—	—	-147,740	147,740	—
Transaction costs related to capital increase	13.3	0	—	446	—	—	—	446
Issue of share warrants	14	0	—	200	—	—	—	200
Exercises of share warrants	13.3, 14	4,000	—	45	—	—	—	45
Issue of free shares	14	415,019	4	-4	—	—	—	1
Shares based compensation expense	14	0	—	—	—	20,224	—	20,224
Transaction on treasury shares	13.1	0	—	—	—	120	—	120
AS OF DECEMBER 31, 2024		63,347,837	633	478,905	-75	-262,637	-176,242	40,584

ABIVAX SA CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of euros)	Notes	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Cash flows used in operating activities
Net loss for the period		(60,740)	(147,740)	(176,242)
Adjustments for:
Elimination of amortization of intangibles and depreciation of property, plant and equipment	7, 8	485	707	1,100
Elimination of Impairment loss of goodwill	6	13,632	—	—
Elimination of retirement benefit obligations	16	143	109	74
Elimination of share-based compensation expenses	14	(1,164)	8,179	20,224
(-) Net gain on sale of treasury shares		(108)	(34)	(16)
Interest expenses and other financial expenses	21	7,028	24,827	14,203
Financial income	21	(288)	(2,953)	(11,609)
Effect of unwinding the discount related to advances	9	(2)	(355)	(710)
Increase/(decrease) in derivatives and liabilities fair value	15	(10,817)	(1,158)	1,416
Income related to forgiveness of conditional advances	17	—	—	(4,140)
Other		(100)	22	204
Cash flows used in operating activities before change in working capital requirements		(51,933)	(118,395)	(155,495)
Decrease / (increase) in other receivables and other assets		312	(14,231)	4,591
Increase / (decrease) in trade payables		(2,388)	31,757	(3,444)
Increase / (decrease) in tax and social security liabilities		100	3,821	(1,487)
Increase / (decrease) in deferred income and other liabilities		(26)	(81)	1,763
Changes in working capital requirements		(2,002)	21,265	1,423
Cash flows used in operating activities		(53,936)	(97,130)	(154,072)
Cash flows provided by (used in) investing activities
Acquisitions of intangible assets	7	(35)	—	(3)
Acquisitions of property, plant and equipment	8	(288)	(265)	(640)
Repayment / (disbursement) of the advance made to the Nice CHU		3,302	—	—
Advances made to CROs	9	(12,187)	(1,620)	(231)
Payments for the acquisition of Prosynergia, incl. related costs, net of cash acquired (1)	4.15 & 10	(2,913)	—	—
Increase in Deposits	9	(142)	(9,351)	(591)
Decrease in Deposits	9	218	741	9,050
Interest received	21	19	2,400	8,178
Cash flows provided by (used in) investing activities		(12,026)	(8,095)	15,762
Cash flows provided by (used in) financing activities
Capital increases	13	46,231	353,377	—
Transaction costs related to capital increase	13	(3,280)	(28,111)	446
Net proceeds from the issuance of non-convertible bond loans	15	—	—	47,944
Repayments of non-convertible bond loans	15	(9,410)	(11,635)	—
Net proceeds from the issuance of convertible bond loans	15	—	55,841	—
Repayments of convertible bond loans	15	—	(27,188)	(8,750)
Repayment of PGE	15	—	(1,250)	(1,250)
Repayments of conditional advances	15	(90)	(110)	(2,708)
Payments of the lease liabilities	15	(301)	(529)	(458)
Net proceeds from sale of royalty certificates	15	2,931	—	—
Net proceeds from sale of treasury shares	15	143	10	434
Interest paid	15	(4,015)	(5,279)	(7,696)
Other		3	163	245
Cash flows provided by (used in) financing activities		32,211	335,290	28,207
Effect of movements in exchange rates on cash held	11	—	(5,072)	2,382
Increase (decrease) in cash and cash equivalents		(33,751)	224,992	(107,720)
Cash and cash equivalents at the beginning of the year	11	60,701	26,950	251,942
Cash and cash equivalents at the end of the year	11	26,950	251,942	144,221
Increase (decrease) in cash and cash equivalents		(33,751)	224,992	(107,720)
(1)Prosynergia SARL (or "Prosynergia")

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
These consolidated financial statements as of and for the year ended December 31, 2024 comprise the Company and ABIVAX LLC
(the “Subsidiary”), the United States subsidiary of ABIVAX SA, created on March 20, 2023 under the laws of the State of Delaware
(together referred to as the “Group”).
The Group has incurred losses since its inception and had shareholders’ equity of €40,584 thousand as of December 31, 2024. The
Group anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its drug candidates which are currently under development. Substantial additional financing will be needed by the Group to fund its operations and to commercially develop its drug candidates.
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
The Group is focusing its efforts on the following points:
•Continuation of the Phase 3 clinical trial program (ABTECT) for obefazimod in moderately to severely active ulcerative colitis (“UC”)
•Initiating the Phase 2b clinical trial (ENHANCE-CD) of obefazimod in Crohn’s disease (“CD”).
•Evaluating oral or injectable combination therapy candidates with obefazimod in UC.
•Selecting a follow-on candidate for obefazimod.
Note 1.2. Date of authorization of issuance
The consolidated financial statements and related notes (the “financial statements”) have been prepared under the responsibility of management of the Group and were approved and authorized for issuance by the Group’s board of directors on March 20, 2025.
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

Statement of compliance
The consolidated financial statements of the Group as of and for the years ended December 31, 2022, 2023 and 2024 have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) as issued by the International Accounting
Standard Board (“IASB”) and IFRS as adopted by the European Union (“EU”) regulation n°1606/2002 of July 19, 2002. The term
“IFRS” refers collectively to International Accounting Standards (“IAS”) and IFRS as well as the interpretations issued by the
Standing Interpretations Committee (“SIC”) and the International Financial Reporting Interpretations Standards Committee (“IFRS
IC”), whose application is mandatory for the year ended December 31, 2024.
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
Going concern
The Group has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the year ended December 31, 2024, the Group had a net loss of €176,242 thousand.
Since inception, the Group has financed its operations through the issuance of ordinary shares with gross aggregate proceeds of
€557.2 million, of which €130 million of gross proceeds were from offerings of its ordinary shares on Euronext Paris in February 2023 and €223.3 million of gross proceeds were from its offering of ordinary shares in the form of American Depository Shares ("ADS") on the Nasdaq Global Market as well as ordinary shares in Europe (including France) and countries outside of the United States in a private placement in October 2023, bank borrowings and structured loans for €175.0 million, reimbursements of Research Tax Credits
(Crédit d’Impôt Recherche (“CIR”)) in an aggregate amount of €35.6 million, subsidies received from Banque Publique
d’Investissement (“Bpifrance”) (including €17.1 million of subsidies and €1.8 million of conditional advances) and royalty certificates in an amount of €2.9 million.
Based on (a) the Group’s existing cash and cash equivalents of €144.2 million as of December 31, 2024 and (b) the expected reimbursement of the CIR from 2024 in the second half of 2025 amounting to €5.7 million, the Group expects, as of the date of issuance of these financial statements, to be able to fund its forecasted cash flow requirements into the fourth quarter of 2025. This takes into account management's assumptions of higher R&D expenditure in 2024 and into 2025 driven by the progression of the
Phase 3 clinical trials of obefazimod in UC and the initiation of the Phase 2b clinical trials for CD. Under these assumptions and based on the Group's current clinical and operational plans, the Group would have sufficient funds to finance its operations in the fourth quarter of 2025, i.e. through the announcement of its top-line data from the Phase 3 ABTECT-1 and ABTECT-2 induction trials for
UC in the third quarter of 2025.
The elements referred to above, as well as (c) the Group's expectation to generate operating losses and negative operating cash flows in the future, and (d) the need for additional funding to support its planned operations, result in a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board standards) regarding its ability to continue as a going concern for a period of one year after the date that these consolidated financial statements are issued. The
Group continues to monitor its spending of 2025 expenses, ensuring strict adherence to the approved budget, which may include projected savings through the gating of non essential spend and to pursue additional cash resources through public or private equity or debt financings, regional out licensing agreements and/or royalty financing. The Group has concluded that substantial doubt exists about the Group’s ability to continue as a going concern for a period of at least 12 months from the date of issuance of these consolidated financial statements.
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary if the
Group is unable to continue as a going concern.

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
The long-term safety and efficacy extension of the Phase 2b maintenance trial of obefazimod in moderately to severely active UC is the Group’s only clinical trial with patients currently enrolled in Ukraine.  The Phase 2b 12-month assessment was carried out in all the Ukrainian patients before the war broke out and these patients are therefore included in the one-year maintenance results that were reported on April 6, 2022. Ukrainian patients who completed the two-year Phase 2b maintenance trial have been transitioned to the long-term safety and efficacy trial that is still on-going. The Group also has a few Ukrainian sites active in the western part of Ukraine in the ABTECT Phase 3 clinical trials. None of these sites are located in the Crimea Region of Ukraine, the so-called Donetsk
People’s Republic, or the so-called Luhansk People’s Republic. We continue to monitor developments in the region, but any instability as a result of the war may have material adverse impacts on these clinical sites, which could negatively impact our Phase 3 clinical trials.
Together with its CROs, the Group is making considerable efforts to ensure the follow-up of patients who are unable to come to the study centers. Monitoring takes place through a remote monitoring system that was established and used successfully during the
COVID-19 pandemic.
New, revised or amended Standards and Interpretations
The Group applied the following amendments to IFRS that are effective as of December 31, 2024:
•Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, and
Non-current Liabilities with Covenants;
•Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures – Supplier Finance
Agreements; and
•Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback.
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
As disclosed in Notes 15.1, 15.2 and 15.5 the Group has convertible notes (respectively the Kreos / Claret OCABSA, the Heights convertible notes (as of December 31, 2023 and 2024) and the OCEANE bonds (as of December 31, 2022), as defined below) that are convertible into a potentially variable number of ordinary shares of the Group at any time at the option of the noteholders. Despite the fact that the Group has the unconditional right to defer the settlement of such convertible notes into cash beyond twelve months, in application of these amendments, the Group will no longer be considered to have an unconditional right to defer the settlements of the
Heights convertible notes and the OCEANE bonds due to their conversion options that are embedded derivatives not recognized as equity components. Consequently, the amendments led to the reclassification of these convertible notes as current liabilities on a retrospective basis:
•As of December 31, 2022, the carrying value of the OCEANE bonds was €19,957 thousand, of which 19,332 thousand were classified within non-current financial liabilities in the Group’s annual financial statements for the year ended December 31,
2022. In application of these amendments, all of the carrying value of €19,957 thousand is now presented within current financial liabilities.
•As of December 31, 2023, the carrying value of the Heights convertible notes was €29,605 thousand, of which €20,652 thousand were classified within non-current financial liabilities in the Group’s annual financial statements for the year ended
December 31, 2023. In application of these amendments, all of the carrying value of €29,605 thousand is now presented within current financial liabilities.
The classification of the Kreos / Claret OCABSA will not be impacted since they are compound instruments with conversion option and attached OCABSA warrants recognized as an equity component.
New standards, amendments and interpretations issued by IASB but not yet mandatory for financial years starting from January 1,
2024
The Group did not elect for early application of the following new standards, amendments and interpretations, which were issued but not mandatory as of December 31, 2024:

•Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability whose application is for annual reporting periods beginning on or after January 1, 2025;
•Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – Amendments to the
Classification and Measurement of Financial Instruments, whose application is for annual reporting periods beginning on or after January 1, 2026 (not yet approved by the EU);
•Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – Contracts Referencing
Nature-dependent Electricity, whose application is for annual reporting periods beginning on or after January 1, 2026
(not yet approved by the EU);
•IFRS 18 Presentation and Disclosure in Financial Statements, whose application is for annual reporting periods beginning on or after January 1, 2027 (not yet approved by the EU);
•IFRS 19 Subsidiaries without Public Accountability: Disclosures, whose application is for annual reporting periods beginning on or after January 1, 2027 (not yet approved by the UE), and
•Annual Improvements Volume 11, whose application is for annual reporting periods beginning on or after January 1,
2026 (not yet approved by the UE).
These texts have not been early adopted. The expected impacts are not considered significant, except for IFRS 18, for which the Group has not completed its assessment to date.
Note 3. Significant events for the years ended December 31, 2022, 2023 and 2024 and subsequent events
Note 3.1. For the year ended December 31, 2022
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
Considering that Prosynergia only owned patent rights but did not enter into any employee contract, research agreement, collaboration agreement or out-licensed agreement, it does not meet the definition of a business under IFRS 3. Consequently, the acquisition cost of this group of assets was allocated between the identifiable assets and liabilities acquired, pro rata to their respective fair values as of
April 1, 2022, without recognition of goodwill. Also, the €1,400 thousand loan granted to Prosynergia in December 2021 was included in the acquisition cost to be allocated, as it is considered a prepayment for the acquisition of the group of assets. Refer to Note 25.6 for information related to the claim initiated by the former owner of Prosynergia on December 12, 2024.
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
Change in governance – August 2022
On August 16, 2022, the Company announced a transition in the chairmanship of its Board of Directors. Philippe Pouletty, the
Company’s founder and Chairman of the Board of Directors since the Company was created in 2013, informed the Board of Directors of his decision to resign as Chairman with immediate effect. However, after many years of successfully leading the Board of
Directors, Mr. Pouletty continued to support the Company’s development as a member of the Board of Directors.
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
The proceeds of the financing were primarily used to fund the advancement of Phase 3 clinical trials for obefazimod in ulcerative colitis.
Related transaction costs amounted to €3.3 million and were deducted from the share premiums.
Royalty certificates are recorded as financial liabilities at amortized cost (see Note 15.10).
The Company announces first U.S. patient enrollment in global Phase 3 program with obefazimod in UC – October 2022
On October 11, 2022, the Company announced that the first patient was enrolled in the United States into its global Phase 3 clinical program with product candidate obefazimod for the treatment of moderately to severely active UC. IQVIA, a global premier contract research organization, is responsible for coordinating the Company’s Phase 3 clinical trial for obefazimod in UC. As of December 31,
2022, the undiscounted amount of the advance payments made by the Company in relation to the IQVIA agreement is
€12,187 thousand. They were recorded at inception at their fair value (discounted amount) and subsequently measured at amortized cost calculated using the effective interest rate method. As of December 31, 2022, their carrying amount is €10,471 thousand. The repayment dates of these advances are scheduled between April 2025 and July 2026 (see Note 9).
Note 3.2. For the year ended December 31, 2023
The Company announces successful oversubscribed €130.0 million cross-over financing at market price with top-tier U.S. and
European Biotech investors – February 2023
On February 22, 2023, the Company announced the successful pricing of an oversubscribed €130.0 million financing with high-
quality U.S. and European biotech specialist investors, led by TCGX, with participation from existing investors Invus, Deep Track
Capital, Sofinnova Partners, and Venrock Healthcare Capital Partners, as well as from new investors Great Point Partners, LLC,
Deerfield Management Company, Commodore Capital, Samsara BioCapital, Boxer Capital and others, by way of a reserved capital increase of €130 million through the issuance of 20,000,000 newly-issued ordinary shares with a nominal value of €0.01 per share, representing 89.6% of its current share capital, at a subscription price of €6.50 per share.
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
On August 23, 2023, the Group announced the appointment of Patrick Malloy as new Senior Vice President Investor Relations.
Creation of Abivax LLC – March 2023
On March 20, 2023, Abivax LLC (or the "Subsidiary”), was incorporated as a limited liability company under the laws of Delaware.
As of the issuance of the financial statements, the Company has full ownership over the Subsidiary. The Subsidiary hosts the Group’s operations in the United States.

Cashless exercise of the Kreos A&B BSA – May 2023
On May 24, 2023, Kreos Capital V UK Ltd (or “Kreos”) opted for the cashless exercise option of the share warrants they held (as defined in Note 15.3), implemented through the repurchase by the Group of 43,070 tranche A share warrants (“Kreos A BSA”) and
43,070 tranche B share warrants (“Kreos B BSA”) and the issuance of respectively 67,887 and 31,696 ordinary shares, as a result of the exercise by Kreos of the outstanding Kreos A & B BSA. The accounting treatment of the operation is set forth in Note 15.3.
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
The Group announces closing of its Initial Public Offering on the Nasdaq Global Market – October 2023
On October 24, 2023, the Group announced the closing of its previously announced initial public offering on the Nasdaq Global
Market by way of a capital increase of 20,325,500 new ordinary shares, consisting of a public offering of 18,699,460 ordinary shares in the form of American Depositary Shares (“ADSs”), each representing the right to receive one ordinary share, in the United States
(the “U.S. Offering”), and a concurrent offering of 1,626,040 ordinary shares in certain jurisdictions outside of the United States to certain investors (the “European Private Placement”, and together with the U.S. offering, the “Global Offering”). The offering price was set at $11.60 per ADS in the U.S. Offering and a corresponding offering price of €10.9864 per ordinary share in the European
Private Placement. All of the ADSs and ordinary shares in the Global Offering were offered by the Group. The ADSs began trading on the Nasdaq Global Market on October 20, 2023. The aggregate gross proceeds were approximately $235.8 million, equivalent to approximately €223.3 million based on the exchange rate then in effect, before deduction of underwriting commissions and expenses payable by the Group.
The net proceeds of the Global Offering were $212.2 million (€202.0 million), after deducting $23.6 million (€21.3 million) in transaction costs. These costs were deducted from the share premiums.

Note 3.3. For the year ended December 31, 2024
Changes in governance – February-December 2024
On February 7, 2024, the Group announced the appointment of Ana Sharma as Vice President, Global Head of Quality.
On April 2, 2024, the Group announced the appointment of Camilla Soenderby as Independent Board Member and also a member of the Appointments and Compensation Committee. Ms. Soenderby replaces Santé Holdings S.R.L., represented by Mr. Paolo Rampulla, who will continue to contribute to the work of the Board of Directors as an observer alongside Mr. Maurizio PetitBon from Kreos
Capital/Blackrock.
In July 2024, the Group announced the appointment of Sylvie Grégoire as Independent Board Member, Chairman of the Board and also a member of the Audit Committee. Ms. Grégoire replaces Ms. Brosgart as Director, Mr. de Garidel as Chairman, and Mr. Hong as
member of the Audit Committee.
On November 13, 2024, the Group announced the appointment of Mark Stenhouse as Board Observer & Advisor to the Group.
On December 23, 2024, the Group announced the resignation of Dr. Philippe Pouletty, representative of Truffle Capital, as director of the Group, effective on December 31, 2024.
Share-based compensation plans  – February-September 2024
In February, March, May, July and September 2024, the Group issued seven free-share compensation plans to certain of its officers and employees, representing a maximum of 1,946,125 shares in the aggregate, the vesting of which is subject to the following service condition: 50% of the AGAs vest at the end of a two-year period from the allocation date, 25% at the end of a three-year period from the allocation date and 25% at the end of a four-year period from the allocation date (with the exception of the 20,000 2024-6 AGAs, whose vesting conditions are set forth in Note 14).
In March 2024, the Group granted its independent Board members the right to subscribe up to 77,820 share warrants (BSA) in the aggregate, the vesting of which (if subscribed) is subject to a service condition of four years, by tranches of 25% each, vested on each anniversary date. All the BSAs have been subscribed.
Drawdown of Tranches B and C of the Kreos / Claret Financing – March-June 2024
On March 28, 2024 and June 21, 2024, the Group drew down €25 million related to tranche B and €25 million related to tranche C of senior secured non-convertible bonds from the Kreos / Claret Financing.  These second and third tranches each consist of 25,000,000 senior secured non-convertible bonds with a par value of €1.00 each, that will not be listed on any market.
The detailed characteristics of these bond loans and their accounting treatments are set forth in Note 15.1.
Bpifrance RNP-VIR and Carena conditional advances – June 2024
In June 2024, the Group and Bpifrance renegotiated the RNP-VIR and CARENA conditional advances:
•Between September 2017 and November 2019, the Group had received repayable conditional advances amounting
€4,032 thousands and subsidies amounting to €1,123 thousand in relation to the RNP-VIR project, which aimed at discovering new molecules for the treatment of viral infectious diseases through the development of the “Modulation of RNA biogenesis” platform. In June 2024, the Group and Bpifrance agreed to terminate the project due to technical failure, and
Bpifrance agreed to waive 60% of the remaining advances. See Note 15.7 "Conditional Advances".
•Between December 2013 and June 2016, the Group had received repayable conditional advances amounting
€2,187 thousands in relation to the CARENA project, which aimed at developing an anti-HIV-AIDS therapeutic program with the compound ABX464 up to the Phase 2b study. In June 2024, the Group and Bpifrance agreed to terminate the project due to technical failure, and Bpifrance agreed to waive 60% of the remaining conditional advance. See Note 15.7
"Conditional Advances".
The Group fully reimbursed the remaining conditional advances for both programs during the last quarter of 2024. The subsidy income recognized over the period, corresponding to the amounts waived by Bpifrance and related interests, amounts to
€4,123 thousand in the aggregate (see Note 18).
Establishment of an At-the-Market ("ATM") Program on Nasdaq - November 2024
On November 19, 2024, the Group announced the implementation of an At-The-Market program (“ATM Program”) allowing the
Group to issue and sell, including with unsolicited investors who have expressed an interest, ordinary shares in the form of ADSs, each ADS representing one ordinary share, nominal value €0.01 per share, of the Group, with aggregate gross sales proceeds of up to
$150,000 thousand (subject to French regulatory limits and within the limits of the investors’ requests expressed in the context of the program), from time to time, pursuant to the terms of an equity distribution agreement with Piper Sandler & Co. (“Piper Sandler”), acting as sales agent. The timing of any issuances in the form of ADSs will depend on a variety of factors. The ATM Program will be effective until terminated in accordance with the equity distribution agreement or if ADSs representing the maximum gross sales proceeds have been sold thereunder. To the extent that ADSs are sold pursuant to the ATM Program, the Group currently intends to use the net proceeds (after deduction of fees and expenses), if any, of sales of ADSs issued under the ATM Program primarily to fund the research and development of the Group's product candidates, for working capital and general corporate purposes, at its discretion.
A shelf registration statement on Form F-3, including a base prospectus relating to the Group's securities and an equity distribution agreement prospectus relating to the ATM Program, was filed with the SEC and went into effect during 2024. The base prospectus provides for the potential sale of ADSs of the Group with aggregate gross sales proceeds of up to $350,000 thousand (including the
$150,000 thousand covered by the equity distribution agreement prospectus) to grant additional flexibility to the Group in connection with its financing strategy. The specific terms of any securities to be offered pursuant to the base prospectus will be specified in one or more prospectus supplements to the base prospectus. As of the date of issuance of these financial statements, the Group has not utilized the ATM Program.
Note 3.4. Subsequent events
Share-based compensation plans  – January-February 2025
In January 2025, the Group granted its independent Board members, as well as one of its Board Observers and Advisor, the right to subscribe up to 125,000 share warrants (BSA) in the aggregate, the vesting of which (if subscribed) is subject to a service condition of four years, by tranches of 25% each, vested on January, 1 of each year.
In February 2025, the Group issued four free-share compensation plans to certain of its officers and employees, representing a maximum of 4,490,727 shares in the aggregate, the vesting of which is subject to the following service condition: 50% of the AGAs vest at the end of a two-year period from the allocation date, 25% at the end of a three-year period from the allocation date and 25% at the end of a four-year period from the allocation date (with the exception of the 123,102 2025-2 AGAs, which vest at the end of a two-
year period from the allocation date).
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
(1)Office fixtures and fittings estimated useful lives correspond to the Paris headquarters and Boston offices residual estimated lease terms.
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
Conditional advances and State guaranteed loan – “PGE”
Accounting treatment for conditional advances and the State-guaranteed loan (Prêt garanti par l'Etat, or "PGE") is set forth in Note 4.9.
Leases
Accounting treatment for lease liabilities is set forth in Note 4.12.
Note 4.8.2. Financial liabilities measured at fair value through profit or loss
Derivative instruments
BSA attached to Kreos 1 bonds, the conversion option of OCEANE, certain prepayment options of bonds, the Kreos / Claret warrants and the Kreos / Claret Minimum Return Indemnifications ("MRI") are derivatives instruments. Derivatives are recognized initially at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date.
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
The Group benefits from the provisions of Article 244 quater B of the French General Tax Code relating to the French research tax credit (“Crédit d’Impôt Recherche” or “CIR”). The CIR is granted to companies in order to encourage them to conduct technical and scientific research. Companies that prove that they have expenditures which meet the required criteria (research expenditures located in France or, since January 1, 2005, within the European Union or in another state that is a party to the Agreement on the European
Economic Area and has concluded a tax treaty with France that contains an administrative assistance clause) receive a tax credit that can be used for the payment of the corporate tax due for the fiscal year in which the expenditures were made and the next three fiscal years, or as applicable, companies may receive cash reimbursement for any excess portion at the three-year period following the fiscal year of the expenditures. Only those companies meeting the EU definition of a small or medium-sized entity (“SME”) are eligible for payment in cash of their research tax credit (to the extent not used to offset corporate tax payables) in the year following the request for reimbursement. The expenditures taken into account for the calculation of the CIR involve only research expenses.
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

Note 4.11. Provisions
Provisions correspond to commitments resulting from litigation and various risks to which the Group may face in the context of its operations. In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision is recorded when the
Group has an obligation to a third party resulting from a past event that will likely result in an outflow of resources to the third party, and for which future cash outflows may be estimated reliably. The amount recorded as a provision is an estimate of the expenditure required to settle the obligation, discounted where necessary at year end.  Contingent liabilities are not recognized, but are disclosed in the notes to the financial statements unless the possibility of an outflow of economic resources is remote
Note 4.12. Leases
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
•Fair value measurement at inception and after of derivative financial instruments resulting from (i) the warrants issued concomitantly with the issuance of the straight and convertible bonds to Kreos on July 24, 2018 (or “Kreos 1”), (ii) the prepayment option attached to the straight and convertible bonds issued to Kreos on October 2, 2020 (or “Kreos 2”), and
(iii) the prepayment option attached to the issuance of bond convertible into new or existing shares in July 30, 2021 (or
“OCEANE”) (see Notes 15), (iv) the Kreos / Claret BSA issued on August 21, 2023 and November 2, 2023, related to tranches A-B and tranche C, respectively, and (v) the Kreos / Claret Minimum Return Indemnifications related to tranches B and C, issued in March 2024 and June 2024, respectively.
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
•Estimation of CIR, based on internal and external expenses, which meet the required criteria, incurred by the Group each year (see Note 4.9),
•Recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized and whether sufficient evidence exists (see Note 22).
•Recognition of deferred tax assets: tax deductibility of future royalty payments related to the royalty certificates issued in
September 2022 (see Notes 15 and 22).
•Determination of the terms of the leases, including whether the Group is reasonably certain to exercise extension and/or termination options (see Note 15.8).
The main critical judgements made by the Group’s management impact the following items:
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
Substantially all operations, assets, liabilities, and losses of the Group are located in France. As of December 31, 2023 and 2024, the
U.S. Subsidiary (created in 2023) has contributions to the Group’s assets, liabilities and net losses that were less than 10%.
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
The carrying amount of the goodwill resulting from the Splicos SAS acquisition was €18,419 thousand as of December 31, 2022, 2023 and 2024.
In accordance with IAS 36, goodwill is allocated to CGUs at a level corresponding to the lead drug candidates. Thus, goodwill from
Splicos SAS is allocated to the ABX464 CGU.
Goodwill impairment tests are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment, in accordance with IAS 36. The carrying amount of goodwill is compared to the recoverable amount, which is the higher value in use and the fair value less costs to disposal.
As of December 31, 2024, the Group has not identified any indication of impairment loss related to goodwill, intangible or tangible assets.
As of December 31, 2022, 2023 and 2024 the recoverable amount used for the impairment test of each CGU was the value in use. This value in use was based on a net present value calculation, using the following assumptions as of December 31, 2022, 2023 and 2024:
•Cash flows are set on the basis of the development and commercialization plans and budgets approved by Board of
Directors;
•A discount rate (or “WACC”) of 11.5% as of December 31, 2024;
•A risk of development is taken into consideration by applying probabilities of success (or “POS”) of reaching future phases of development to cash flows related to the commercialization phase. Those average probabilities of success of
R&D projects are based on public sources (INFORMA databases).;
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
The impairment tests resulted in no impairment charges as of December 31, 2023, and 2024.
Sensitivity testing as of December 31, 2022, 2023 and 2024:
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
Note 7. Intangible assets
Intangible assets are mainly comprised of the intellectual property underlying:
(i)    The exclusive license agreement with the Scripps Research Institute, University of Chicago and Brigham Young
University for which the Group paid a milestone of €45 thousand in September 2019 as a result of an IND filling of
ABX196. The value in use and the fair value less costs to disposal of the ABX196 CGU being nil as of December 31,
2022, a €45 thousand impairment loss was recorded during the year ended December 31, 2022 (see Note 6).
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

Licenses and patents recognized as Intangible assets are not amortized since they are not operating in a manner intended by the management. As a consequence, and in accordance with IAS 36, those assets were subject to an annual impairment test as of
December 31, 2022, 2023 and 2024, which did not result in any impairment loss being recognized except for the above-mentioned
€45 thousand impairment loss recorded during the year ended December 31, 2022.

(amounts in thousands of euros)	LICENCES	SOFTWARES	PATENTS	TOTAL
GROSS VALUES
AS OF JANUARY 1, 2022	85	24		110
Acquisition	35	—	6,529	6,564
AS OF DECEMBER 31, 2022	120	24	6,529	6,673
Acquisition	—	—	—	—
AS OF DECEMBER 31, 2023	120	24	6,529	6,673
Acquisition	—	3	—	3
AS OF DECEMBER 31, 2024	120	27	6,529	6,677

(amounts in thousands of euros)	LICENCES	SOFTWARES	PATENTS	TOTAL
AMORTIZATION
AS OF JANUARY 1, 2022	—	(17)	—	(17)
Increase	—	(4)	—	(4)
Impairment	(45)	—	—	(45)
AS OF DECEMBER 31, 2022	(45)	(21)	—	(66)
Increase	—	(3)	—	(2)
AS OF DECEMBER 31, 2023	(45)	(24)	—	(69)
Increase	—	(1)	—	(1)
AS OF DECEMBER 31, 2024	(45)	(25)	—	(70)

(amounts in thousands of euros)	LICENCES	SOFTWARES	PATENTS	TOTAL
NET BOOK VALUES
AS OF JANUARY 1, 2022	85	8	—	93
AS OF DECEMBER 31, 2022	75	3	6,529	6,607
AS OF DECEMBER 31, 2023	75	—	6,529	6,604
AS OF DECEMBER 31, 2024	75	3	6,529	6,606
Note 8. Property, plant and equipment

The following tables present changes in property, plant and equipment including the right of use of assets (or “ROU”) as of
December 31, 2022, 2023 and 2024:

(amounts in thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
GROSS VALUES

AS OF JANUARY 1, 2022	593	402	235	1,230	682
Acquisition	1,618	39	111	1,768	1,472
Disposal	(593)	(3)	(1)	(597)	(593)
AS OF DECEMBER 31, 2022	1,618	436	346	2,400	1,561
Acquisition	350	103	161	614	350
Disposal	(622)	(27)	—	(649)	(649)
AS OF DECEMBER 31, 2023	1,346	513	507	2,366	1,262
Acquisition	2,578	—	292	2,870	2,217
Disposal	(1,110)	—	(119)	(1,229)	(975)
Effect of the change in foreign currency exchange rates	4	—	17	22	22
AS OF DECEMBER 31, 2024	2,818	513	698	4,029	2,504

(amounts in thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
DEPRECIATION

AS OF JANUARY 1, 2022	(445)	(346)	(134)	(925)	(470)
Increase	(407)	(35)	(38)	(481)	(414)
Disposal	593	3	1	597	593
AS OF DECEMBER 31, 2022	(259)	(378)	(171)	(808)	(290)
Increase	(578)	(36)	(94)	(707)	(498)
Disposal	—	27	—	27	27
AS OF DECEMBER 31, 2023	(837)	(387)	(265)	(1,488)	(761)
Increase	(886)	(32)	(171)	(1,089)	(788)
Disposal	1,111	—	104	1,215	975
Effect of the change in foreign currency exhange rates	(1)	—	—	(1)	(1)
AS OF DECEMBER 31, 2024	(613)	(419)	(332)	(1,363)	(575)

(amounts in thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
NET BOOK VALUES
AS OF JANUARY 1, 2022	148	56	101	305	212
AS OF DECEMBER 31, 2022	1,359	59	175	1,592	1,270
AS OF DECEMBER 31, 2023	501	126	250	878	501
AS OF DECEMBER 31, 2024	2,205	94	366	2,666	1,929
Right of use assets relate to buildings, vehicles and furniture. The net book value of right of use assets related to buildings amounted to
€1,224 thousand, €453 thousand and €1,846 thousand as of December 31, 2022, 2023 and 2024 respectively.
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
Acquisitions over the period ended December 31, 2024 mainly include the right of use assets related to the new Paris headquarters and
Montpellier offices entered into in May and April 2024 respectively, as well as the 1-year renewal of the Boston offices lease (see
Note 15.8).
Disposals mainly include the right of use asset related to the former Paris headquarters lease, which ended in June 2024.
Note 9. Other financial assets
Other financial assets break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2022	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024
OTHER FINANCIAL ASSETS
Advances related to CRO contracts	10,471	12,172	4,929
Deposits	1,238	574	863
Other	—	124	126
Total other non-current financial assets	11,708	12,870	5,919
Advances related to CRO contracts	—	—	7,418
Other investments	—	9,050	—
Deposits		136	136
Total other current financial assets	—	9,186	7,554
Other financial assets	11,708	22,055	13,473

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
In March 2024, a change order was signed with the CRO, extending the scope (addition of maintenance studies) and end date of one of the studies to 2029, thus postponing the recovery date of the corresponding advance of €5,538 thousand from June 2026 to June 2029.
The Group considered that this asset modification met the criteria for derecognition, and recognized a new financial asset at fair value on that date, using a discount rate of 6.83%. Since the Group considers that these advances are made in exchange for a discount on future services to be received from the CROs, a prepaid expense asset was also recognized for the difference between the derecognized asset carrying value and new asset fair value, and spread over the term of the advance in a similar manner.
The credit risk related to these advances is deemed insignificant due to the CROs' credit ratings.
Other investments
Other investments consist of 6-month term deposits that do not qualify for a classification under cash and cash equivalents. Term deposits held by the Group as of December 31, 2024 qualify for a classification under cash equivalents.
Deposits
Deposits include the deposits paid under the Kreos 1 & 2 bond loans (reimbursed in August 2023), the liquidity agreement, the Paris and Boston offices lease contracts, the ATM Program, as well as other security deposits.
Note 10. Other receivables and other assets
Other receivables and other assets break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2022	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024
OTHER RECEIVABLES AND OTHER ASSETS
Prepaid expenses - non current	1,037	2,320	948
Total non-current other assets	1,037	2,320	948
Research tax credit ("CIR")	4,595	4,600	5,774
VAT receivables	3,467	14,439	9,841
Prepaid expenses	915	5,746	3,233
Credit notes	254	60	48
Total current other receivables and assets	9,231	24,845	18,896
Other receivables and other assets	10,268	27,164	19,843
Research tax credit (“CIR”)
The CIR is recognized as Other Operating Income (see note 4.9) in the year to which the eligible research expense relates. The Group received the payments of the CIR for 2022 and 2023 tax years in the amount of respectively  €4,476 thousand and €4,493 thousand in respectively 2023 and 2024 and expects to receive the CIR for the 2024 tax year of €5,774 thousand in 2025.

VAT Receivables
Value-added tax (“VAT”) receivables relate primarily to the deductible VAT and VAT refunds claimed.
Their increase as of December 31, 2023 compared to December 31, 2022 is due to the increase in trade payables and accrued invoices over the period (see Note 17.1).

Prepaid expenses
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
Prepaid expenses as of December 31, 2024 include prepaid expenses related to CRO contracts for an amount of €1,577 thousand (see
Note 9) and other expenses from various suppliers amounting to €2,604 thousand.
The decrease in prepaid expenses over the year ended December 31, 2024 mainly corresponds to the reclassification of the deferred transaction costs of tranche B of the Kreos / Claret Financing, from prepaid expenses to a reduction of the initial carrying value of the debt component, in accordance with the effective interest rate method, for an amount of €1,546 thousand, and to the amortization of the deferred transaction costs related to tranche C (already fully amortized on the date of drawdown).
Note 11. Cash and cash equivalents
Cash and cash equivalents break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2022	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024
CASH AND CASH EQUIVALENTS
Cash equivalents	6	18,105	87,265
Cash	26,944	233,837	56,956
Cash and cash equivalents	26,950	251,942	144,221
Cash equivalents mainly include term deposits with short-term maturities.
As of December 31, 2023 and 2024, in addition to the Group’s bank accounts, cash includes notice accounts amounting to €231,562 thousand and €44,239 thousand respectively. These funds are available on demand within 24 hours and without penalty.
The increase in cash and cash equivalents over the year ended December 31, 2023 is mainly explained by the proceeds from (i) the
Kreos / Claret and Heights Financings from August 2023 and (ii) the Group’s Global Offering conducted in October 2023 (see Note
3.3).
As of December 31, 2023 and 2024, the impact of the revaluation of cash and cash equivalents held in U.S. dollars into the Group's presentation currency is a net financial expense of €3,196 thousand and a net financial income of €2,035 thousand respectively.
Note 12. Financial assets and liabilities
The following table shows the carrying amounts and fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy.
Tax and employee-related payables are non-financial liabilities and are therefore excluded from the tables below. They are presented in Note 17.2.

	AS OF DECEMBER 31, 2022[5]
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	11,708	11,271	—	11,271	—
Other receivables and assets (2)	9,231	9,231	—	9,231	—
Cash and cash equivalents (1)	26,950	26,950	—	26,950	—
Total financial assets	47,889	47,452	—	47,452	—
Financial liabilities—non-current portion (4, Note 15)	16,241	9,439	566	—	8,873
Financial liabilities—current portion (3, Note 15)	33,555	33,555	—	—	33,555
Trade payables and other current liabilities (3)	15,475	15,475	—	—	15,475
Total financial liabilities	65,272	58,469	566	—	57,903

	AS OF DECEMBER 31, 2023[5]
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	22,055	22,394	—	22,394	—
Other receivables and assets (2)	27,164	27,164	—	27,164	—
Cash and cash equivalents (1)	251,942	251,942	—	251,942	—
Total financial assets	301,161	301,500	—	301,500	—
Financial liabilities—non-current portion (4, Note 15)	39,697	40,622	18,506	—	42,768
Financial liabilities—current portion (3, Note 15)	37,348	37,348	11,531	—	5,165
Trade payables and other current liabilities (3)	47,221	47,221	—	—	47,221
Total financial liabilities	124,266	125,191	30,037	—	95,154

	AS OF DECEMBER 31, 2024
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	13,473	12,690	—	12,690	—
Other receivables and assets (2)	19,843	19,843	—	19,843	—
Cash and cash equivalents (1)	144,221	144,221	—	144,221	—
Total financial assets	177,537	176,754	—	176,754	—
Financial liabilities—non-current portion (4, Note 15)	69,069	73,497	3,620	—	69,877
Financial liabilities—current portion (3, Note 15)	44,935	44,935	21,183	—	23,752
Trade payables and other current liabilities (3)	43,824	43,824	—	—	43,824
Total financial liabilities	157,828	162,256	24,803	—	137,453
(1)    The fair value of cash and cash equivalents is determined based on Level 1 fair value measurement and corresponds to the market value of the assets.

(2)    The carrying amount of financial assets measured at amortized cost is deemed to be a reasonable estimate of fair value, except for the long-term advances made to CROs, whose fair value is determined based on Level 3 fair value measurement and is estimated based on future cash-flows discounted at market rates, using credit spreads ranging from 16 bp to 476 bp as of December 31, 2022,
104 bp to 218 bp as of December 31, 2023 and 131 bp to 271 bp as of December 31, 2024. As of December 31, 2022, 2023, and 2024,
an increase in the credit spread by +100 bp would result in a decrease in the advances fair value by €240 thousand, €23 thousand, and
€235 thousand, respectively.
(3)    The carrying amount of short-term financial liabilities measured at amortized cost was deemed to be a reasonable estimate of fair value.
(4)    The fair value of Kreos BSA A&B, OCEANE conversion option, royalty certificates, Heights convertible notes, Kreos / Claret
BSA and Minimum Return Indemnifications is based on Level 3 fair value measurement and is estimated based on models and assumptions detailed in Note 15. The fair value of other long-term financial liabilities is determined based on Level 3 fair value measurement and is estimated based on future cash-flows discounted at market rates, using the following assumptions:
•For the debt components of Kreos 1&2 bonds, a credit spread of 1,475 bp as of December 31, 2022.
As of December 31, 2022, an increase in the credit spread by +100 bp would result in a decrease in the Kreos 1&2 bonds fair value by  and €68 thousand..
•For the debt component of OCEANE bonds, a credit spread similar to that detailed in Note 15.
As of December 31,  2022, an increase in the credit spread by +100 bp would result in a decrease in the OCEANE debt component fair value by  €476 thousand.
•For the debt components of the Kreos / Claret OCABSA (tranche A) and the tranches B and C of the Kreos / Claret straight bond loans, a credit spread of 960 bp as of August 22, 2023, 900 bp as of December 31, 2023 and 750 bp as of December 31,
2024.
As of August 22, 2023, December 31, 2023 (tranche A) and December 31, 2024 (all three tranches), an increase in the credit spread by +100 bp would result in a decrease in the Kreos / Claret debt components fair value by respectively €624 thousand,
€538 thousand and €958 thousand.
•For the conditional advances and the PGE loan, a credit spread of 1,475 bp as of December 31, 2022, 900 bp as of December
31, 2023 and 730 bp as of December 31, 2024.
•An increase in the credit spread by +100 bp would result in the following:
•As of December 31, 2022, 2023 and 2024, a decrease in the PGE loan fair value by, €55 thousand, and €39 thousand and €21 thousand respectively.
•As of December 31, 2022 and 2023, a decrease in the RNP-VIR conditional advance fair value by  €31 thousand and
€15 thousand respectively.
•As of December 31, 2022 and 2023, a decrease in the CARENA conditional advance fair value by €37 thousand and
€37 thousand respectively.
•As of December 31, 2022 and 2023, a decrease in the Ebola conditional advance fair value by €1 thousand and
€1 thousand, respectively.
(5) In application of the Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-
current, and Non-current Liabilities with Covenants, the non-current portion of the OCEANE bonds as of December 31, 2022 and the non-current portion of the Heights convertible notes as of December 31, 2023 were reclassified within the current liabilities
(Convertible loan notes) as of December 31, 2022 and 2023 respectively (see Note 2).
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
Note 13.2).
As of December 31, 2024, the Group’s share capital amounted to €633 thousand divided into 63,347,837 ordinary shares issued with a par value of €0.01 each, fully paid up, after taking into account the various capital increases that took place since the inception (see
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
Treasury shares
The Group held 12,000, 11,339 and none of its own shares as of December 31, 2022, 2023 and 2024, respectively.
The number of outstanding ordinary shares (excluding treasury shares held by the Group) was 22,301,185, 62,917,479 and 63,347,837 as of December 31, 2022, 2023 and 2024, respectively.
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
On October 1, 2022, the agreement ended and the 300,000 outstanding BSAs lapsed.

	NUMBER OF BSAs OUTSTANDING	MAXIMUM NUMBER OF SHARES TO BE ISSUED	NUMBER OF BSAs EXERCISED	NUMBER OF BSAs LAPSED	NUMBER OF BSAs OUTSTANDING	MAXIMUM NUMBER OF SHARES TO BE ISSUED

			FOR THE YEAR ENDED
	AS OF JANUARY 1, 2022		DECEMBER 31, 2022		AS OF DECEMBER 31, 2022
BSAs granted under the Equity line agreement ....................................	300,000	300,000	—	(300,000)	—	—
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
December 31, 2023.
The increases in the share capital for the year ended December 31, 2024 relate to:
•the issue and subscription by members of the Board of Directors of 77,820 share warrants, with a subscription price of €2.57 each (see Note 14);
•a credit note received for transaction fees related to the Global Offering, amounting to €446 thousand and classified in the share premiums; and
•the exercise of 4,000 other share warrants, by issuing 4,000 ordinary shares with a par value of €0.01 per share and an average subscription price of €11.14 per share (see Note 14).
•the issue of 415,019 vested free shares, as part of the AGA plans issued by the Group to certain of its officers and employees.
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

GRANT D ATE	TYPE	TOTAL NUMBER OF BCEs ISSUED	NUMBER OF BCE OUTSTAND ING AS OF JANUARY 1, 2024	NUMBER OF ISSUED BCEs	NUMBER OF LAPSED BCEs	NUMBER OF EXERCISE D BCEs	NUMBER OF BCEs OUTSTAND ING	NUMBER OF BCEs EXERCISA BLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIO NS ARE MET
				YEAR ENDED DECEMBER 31, 2024			AS OF DECEMBER 31, 2024
2016-11-07	BCE-2016-1	84,000	22,495	—	(3,699)	—	18,796	18,796	18,796
2017-01-23	BCE-2017-1	67,374	67,000	—	—	—	67,000	41,735	67,000
2017-11-20	BCE-2017-2	150,000	112,500	—	—	—	112,500	112,500	112,500
2017-11-20	BCE-2017-4	67,374	67,373	—	—	—	67,373	33,686	67,373
2017-11-20	BCE-2017-5	67,374	64,374	—	(26,687)	(4,000)	33,687	16,843	33,687
2018-03-15	BCE-2018-1	22,000	11,980	—	—	—	11,980	11,980	11,980
2018-05-14	BCE 2018-3	33,687	16,844	—	(16,844)	—	—	—	—
2018-05-14	BCE-2018-4	16,843	16,843	—	—	—	16,843	8,422	16,843
2018-05-14	BCE-2018-5	22,000	6,000	—	(4,000)	—	2,000	2,000	2,000
	Total BCEs	530,652	385,409	—	(51,230)	(4,000)	330,179	245,962	330,179
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

GRANT DATE	TYPE	TOTAL NUMBER OF BSAs ISSUED	NUMBER OF BCAs OUTSTAND ING AS OF JANUARY 1, 2024	NUMBER OF ISSUED BSAs	NUMBER OF LAPSED BSAs	NUMBER OF EXERCISE D BSAs	NUMBER OF BSAs OUTSTAND ING	NUMBER OF BSAs EXERCISA BLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIO NS ARE MET
				YEAR ENDED DECEMBER 31, 2024			AS OF DECEMBER 31, 2024
2015-12-04	BSA-2015-11	96,924	96,924	—	—	—	96,924	96,924	96,924
2015-12-04	BSA-2015-12	82,000	16,400	—	—	—	16,400	16,400	16,400
2017-09-18	BSA-2017-1	16,400	16,400	—	—	—	16,400	16,400	16,400
2018-01-22	BSA-2018-1	49,200	16,400	—	—	—	16,400	16,400	16,400
2014-03-11	BSA-2014-4	1,315	842	—	(842)	—	—	—	—
2014-03-11	BSA-2014-5	787	230	—	(230)	—	—	—	—
2024-04-04	BSA-2024-1	58,365	—	—	—	—	58,365	—	58,365
2024-04-04	BSA-2024-2	19,455	—	—	—	—	19,455	—	19,455
	Total BSAs	324,446	147,196		(1,072)	—	223,944	146,124	223,944
BSAs issued prior to January 1, 2024
These BSAs include a service condition under which the beneficiary must still be an employee, a corporate officer or a scientific consultant of the Group at the time of vesting.
The exercise rights for most of these BSAs are vested annually and have the following vesting terms:
•25% of the award vests on the first anniversary of the date of grant for all currently issued BSAs; and
•For the remaining 75% of the award, the BSAs vest 1/48th per month over four years from the anniversary date of the grant.
All of these BSAs plans include or partially include non-market performance conditions (positive results on clinic studies, signature of informed consent in a clinical phase, signing a license agreement, FDA authorization). The level of achievement of the non-market performance conditions are taken into account in determining the number of BSAs allocated initially and reassessed at each closing date.
In the event of a change of control or a M&A transaction, all these BSAs will become immediately exercisable. A change of control is defined as a new investor/company holding directly or indirectly more than 50% of the share capital or voting rights. As such the probable vesting date of each plan corresponds to the weighted average of probable change of control dates.
BSAs granted in March 2024
In March 2024, the Group granted its independent Board members the right to subscribe up to 77,820 share warrants (BSA) in the aggregate, the vesting of which is subject to a service condition of four years, by tranches of 25% each, vested on each anniversary date. Additionally, the BSAs are subject to a vesting acceleration condition in case of a tender offer on the securities issued by the
Group and resulting in a change of control of the Group. All of the granted BSAs were subscribed by the beneficiaries in April 2024.

The fair value of the BSAs was determined at grant date using the Black Scholes model, with the following assumptions:

TYPE	FAIR VALUE OF THE UNDERLYING SHARE	FAIR VALUE OF THE BSA	NUMBER OF BSAs	SUBSCRIPTI ON PRICE	STRIKE PRICE PER SHARE	RISK FREE RATE	EXPECTED MATURITY	VOLATILITY
BSA 2024-1	€14.06	[€5.7-€6.5]	58,365	€2.57	€13.10	4.30%	[5.4-6.9 years]	60.41%
BSA 2024-2	€14.06	[€5.8-€6.6]	19,455	€2.57	€13.10	4.30%	[5.5-7.0 years]	60.41%
AGAs
The following tables summarize the data relating to AGAs as well as the assumptions used for the measurement thereof in accordance with IFRS 2—Share-based Payment:

GRANT DATE	TYPE	TOTAL NUMBER OF AGAs ISSUED	NUMBER OF AGAs OUTSTANGIN G AS OF JANUARY 1, 2024	NUMBER OF ISSUED AGAs	NUMBER OF LAPSED AGAs	NUMBER OF VESTED AGAs	NUMBER OF AGAs OUTSTANDIN G
				FOR THE YEAR ENDED DECEMBER 31, 2024			AS OF DECEMBER 31, 2024
07/11/23	AGA-2023-1	1,382,796	1,382,796	—	(212,737)	(390,019)	780,040
07/11/23	AGA-2023-2	100,000	100,000	—	—	(25,000)	75,000
09/28/23	AGA-2023-3	731,500	731,500	—	(245,625)	—	485,875
09/28/23	AGA-2023-4	254,250	254,250	—	(41,000)	—	213,250
12/01/23	AGA-2023-5	132,750	132,750	—	(51,500)	—	81,250
02/01/24	AGA-2024-1	1,549,125	—	1,549,125	(193,500)	—	1,355,625
03/28/24	AGA-2024-2	22,500	—	22,500	—	—	22,500
05/23/24	AGA-2024-3	38,500	—	38,500	—	—	38,500
07/11/24	AGA-2024-4	93,000	—	93,000	—	—	93,000
07/11/24	AGA-2024-5	25,000	—	25,000	—	—	25,000
07/11/24	AGA-2024-6	20,000	—	20,000	—	—	20,000
09/05/24	AGA-2024-7	198,000	—	198,000	—	—	198,000
	Total AGAs	4,547,421	2,601,296	1,946,125	(744,362)	(415,019)	3,388,040

TYPE	FAIR VALUE OF THE UNDERLYING SHARE	FAIR VALUE OF THE AGA	AGA PRICE	MATURITY	VOLATILITY	RISK FREE RATE
AGA 2021	€31.60	€23.92	€0.00	2022-07-31	49.0%	-1.00%
AGA 2023-1 (Tranches 1-4)	€15.98	€15.98	€0.00	N/A	N/A	N/A
AGA 2023-1 (Tranche 5)	€15.98	€3.62	€0.00	2024-12-31	67.2%	3.20%
AGA 2023-1 (Tranche 6)	€15.98	€0.74	€0.00	2024-07-11	67.2%	3.20%
AGA 2023-2 (Tranche 1)	€15.98	€15.98	€0.00	N/A	N/A	N/A
AGA 2023-2 (Tranche 2)	€15.98	€9.59	€0.00	N/A	N/A	N/A
AGA 2023-3	€14.92	€14.92	€0.00	N/A	N/A	N/A
AGA 2023-4	€14.92	€14.92	€0.00	N/A	N/A	N/A
AGA 2023-5	€9.16	€9.16	€0.00	N/A	N/A	N/A
AGA 2024-1	€12.26	€12.26	€0.00	N/A	N/A	N/A
AGA 2024-2	€13.40	€13.40	€0.00	N/A	N/A	N/A
AGA-2024-3	€12.76	€12.76	€0.00	N/A	N/A	N/A
AGA-2024-4	€12.54	€12.54	€0.00	N/A	N/A	N/A
AGA-2024-5	€12.54	€12.54	€0.00	N/A	N/A	N/A
AGA-2024-6	€12.54	€12.54	€0.00	N/A	N/A	N/A
AGA-2024-7	€10.80	€10.80	€0.00	N/A	N/A	N/A
AGAs granted in September 2021
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
AGAs granted in July 2023
(a) Pursuant to a Board decision on July 11, 2023, the Group allocated a total number of 1,382,796 AGAs to Mr. Marc de Garidel, as the Group’s Chief Executive Officer, to which performance conditions and service conditions apply (AGA plan 2023-1):
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
(b) Pursuant to a Board decision on July 11, 2023, the Group allocated a total number of 100,000 AGAs to Mr. Hartmut Ehrlich, as the
Group’s former Chief Executive Officer, to which the following conditions apply (AGA plan 2023-2):
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
AGAs granted in February, March, May, July and September 2024
On February 1, 2024, March 28, 2024, May 23, 2024, July 11, 2024 and September 5, 2024 certain of the Group’s officers and employees were allocated respectively 1,549,125 AGAs (AGA plans 2024-1), 22,500 AGAs (AGA plan 2024-2), 38,500 AGAs (AGA plans 2024-3), 138,000 AGAs (AGA plans 2024-4, 5 and 6) and 198,000 AGAs (AGA plans 2024-7), in the aggregate, the vesting of which is subject to certain conditions:
•Subject to remaining employed with the Group, each such officer or employee’s AGAs (with the exception of AGAs 2024-6)
will be vested as follows: (i) 50% at the end of a two years period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and (iii) 25% at the end of a four years period from the allocation date (service condition).
•The 20,000 AGAs 2024-6 granted to an employee are composed of (i) a first tranche of 10,000 AGAs not subject to any presence of performance condition  and (ii) a second tranche of 10,000 AGAs subject to a non-vesting condition, the achievement of which was deemed certain on grant date.
•Additionally, all the 2024-1 to 2024-7 AGA plans are subject to a vesting acceleration condition in case of a tender offer on the securities issued by the Group and resulting in a change of control of the Group.
Social taxes related to AGAs
AGA plans granted to the Group's officers and employees are subject to employer's taxes, measured in accordance with the same principles as the AGA plans. These taxes are classified as provisions before they are due.
Breakdown of the compensation expenses accounted for the period ended December 31, 2022, 2023 and 2024

TYPE (in thousands of euros)	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
BCEs	(138)	(112)	(112)
BSAs	—	—	(211)
AGAs	(1,026)	(8,067)	(19,900)
Social taxes related to AGAs	(205)	(426)	(717)
Total	(1,369)	(8,605)	(20,941)

Note 15. Financial liabilities
Financial liabilities break down as follows:

(amounts in thousands of euros)
FINANCIAL LIABILITIES	AS OF DECEMBER 31, 2022[1]	AS OF DECEMBER 31, 2023[1]	AS OF DECEMBER 31, 2024
Kreos 1 & 2 bond loans	4,730	—	—
Kreos & Claret bond loans	—	—	26,373
Lease liabilities	839	160	1,431
PGE	3,558	2,402	1,252
Borrowings	9,127	2,563	29,056
Kreos / Claret convertible notes (OCABSA)	—	21,643	23,370
Convertible loan notes	—	21,643	23,370
Kreos A & B BSA	424	—	—
Oceane conversion option	142	—	—
Kreos & Claret minimum return indemnifications	—	—	3,620
Derivative instruments	566	—	3,620
Conditional advances Bpifrance	3,262	3,262	—
Royalty certificates	3,287	12,229	13,023
Other financial liabilities	6,549	15,491	13,023
Total non-current financial liabilities	16,241	39,697	69,069

Kreos 1 & 2 bond loans	8,252	—	—
Kreos & Claret bond loans	—	—	20,028
Lease liabilities	545	379	932
PGE	1,280	1,276	1,235
Borrowings	10,077	1,655	22,195
OCEANE	19,957	—	—
Heights convertible notes	—	29,605	21,574
Convertible loan notes	19,957	29,605	21,574
Conditional advances Bpifrance	3,521	3,509	—
Other financial liabilities	3,521	3,509	—
Kreos / Claret BSA		2,579	1,166
Derivative instruments	—	2,579	1,166
Total current financial liabilities	33,555	37,348	44,935
Total financial liabilities	49,797	77,045	114,004
1In application of the Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, and Non-current Liabilities with Covenants, the non-current portion of the OCEANE bonds as of December 31, 2022 and the non-current portion of the Heights convertible notes as of December
31, 2023 were reclassified within the current liabilities (Convertible loan notes) as of December 31, 2022 and 2023 respectively (see Note 2).
Note 15.1. Structured debt financing with Kreos & Claret subscribed in August 2023 – “Kreos / Claret Financing”
On August 20, 2023, the Group entered into a structured debt financing agreement with Kreos and Claret  (the Kreos / Claret
Financing), for up to €75,000 thousand.
The Kreos / Claret Financing consists of three tranches of €25,000 thousand each in aggregate principal amount:
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
•The third tranche (“tranche C”) in aggregate principal amount of €25,000 thousand takes the form of senior secured non-
convertible bonds and was drawn on June 21, 2024. The drawdown of the third tranche was subject to a maximum 10% Debt-
To-Market Capitalization Ratio at the time of drawdown (excluding the Heights Financing) and was conditional on the Group raising a minimum of $125,000 thousand in gross proceeds through a listing on Nasdaq before June 30, 2024. This condition was met on October 24, 2023 (see Note 3.3).
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
The Kreos / Claret Financing also provides for a Minimal Return Indemnification ("MRI") to the benefit of the bondholders. The
Minimum Cash Return amount is defined as follows:
(i) with respect to tranche A and tranche B, 1.4 times the amount of the cumulated principal drawn under the relevant instrument, and;
(ii) with respect to tranche C, 1.3 times the amount of the cumulated principal drawn under the relevant instrument.
In the event the amount of the cash generated by the tranche A (the Kreos / Claret OCABSA), tranche B or tranche C bond loans, including principal and interest payments, transaction fees, and the end-of-loan exit fees, (the “Actual Return” calculated as at the earlier of (i) March 31, 2027, or (ii) the date of any prepayment or acceleration of the tranche B and C bond loans or more generally such earlier date as the same shall become repayable ("the Redemption Date")), is lower than the Minimum Cash Return, the Group shall indemnify the bondholders for the difference between the Minimum Cash Return and the Actual Return (the “Minimal Return
Indemnification").

If at the time of the Minimum Return Indemnification payment, the warrants related to both the OCABSA Bonds and the Tranche B amortized bonds (the “Kreos / Claret A-B warrants”) or the Kreos / Claret Tranche C warrants are still outstanding, the exercise price for such warrants shall be adjusted up by the amount of the Minimum Return Indemnification divided by the number of warrants outstanding. For any Kreos / Claret A-B or C warrants that were exercised prior to the last Redemption Date, any capital gains made from the exercise of such warrants will be added to the Minimum Cash Return amount.
Unless the repayment of the Tranche A and B bond loans results from a change of control (in which case the calculation of the Actual
Return shall only include (i) interest accrued prior to conversion of any Tranche A OCABSA, (ii) transaction and end-of-loan exit fees, and (iii) the net capital gain derived from the sale of shares underlying the Tranche A OCABSA within the framework of the change of control transaction), neither the principal subscribed under Tranche A nor the Actual Return generated by Tranche A shall be included in the calculation of the Minimum Return Indemnification (i.e. the Minimum Cash Return and the Actual Return shall only be calculated, and the Minimum Return Indemnification shall only apply to Tranche B and Tranche C).
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
•Kreos / Claret OCABSA
The Kreos / Claret OCABSA are issued at market conditions: the net issuance proceeds reflect the fair value of the instruments at inception.
The OCABSA are compound instruments, split between (i) a debt component (then measured at amortized cost) and (ii) an equity component corresponding to the conversion option and the attached OCABSA warrants.
As the adjustment provisions of the OCABSA conversion ratio are aimed at preserving the rights of the bondholders and are anti-dilutive in nature rather than a down-round protection, the Group determined that the conversion option of the OCABSA is considered to result in the delivery of a fixed number of shares, and is therefore an equity instrument (the equity component of the bonds).
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
•Kreos / Claret B and C tranches
The initial right granted to the Group to issue the amortized bonds under tranches B and C, upon meeting certain conditions, did not meet the definition of a liability and was considered an off-balance sheet loan commitment received from the issuer as of December 31, 2023.
The interest rate collars related to tranches B and C were determined to be closely related to the host debt instruments and therefore do not meet the definition of a derivative instrument to be bifurcated.
The prepayment options related to tranches B and C were not determined to be closely related to the host debt instruments and therefore meet the definition of derivative instruments to be bifurcated. The Group determined that their fair value is insignificant at issuance and as of December 31, 2024.
The Minimum Return Indemnifications are embedded derivative instruments, which are not deemed closely related to the host debt instruments and therefore meet the definition of derivative instruments to be bifurcated. They are classified as derivative financial liabilities and measured at fair value through profit or loss.
The Kreos / Claret second and third tranches are therefore hybrid instruments, split between (i) debt host contracts accounted for at amortized cost and (ii) bifurcated embedded derivatives accounted for at fair value through profit and loss, corresponding to the Minimal Return Indemnifications and the prepayment options (the fair value of the prepayment options being deemed insignificant at issuance and as of December 31, 2024).
•Kreos / Claret BSA
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
As the A-B warrants are associated with both the OCABSA issued under tranche A and the amortized bonds issued under tranche B, the Group allocated the initial fair value of the A-B warrants based on the pro-rata value of the proceeds to be received under each tranche. At inception, the respective initial fair values of the A-B warrants allocated to tranche A and B were deferred and subsequently accounted for as an adjustment to the EIR of the related debt components upon their drawdown (on August 20, 2023 and March 28, 2024 for tranches A and B respectively). Subsequent changes in the fair value will be recognized through profit or loss.
On November 2, 2023 (issuance date of the Kreos / Claret tranche C BSA), a derivative financial liability was recognized for their initial fair value with a counterparty in prepaid expenses. On that date, the Group, based on management’s latest projections, did not consider the drawdown of the tranche C bonds to be probable. Therefore, the amount of prepaid expenses allocated to the tranche C BSA has been amortized on a straight-line basis until the drawdown of the tranche C bonds.
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
Measurement of the Kreos / Claret second and third tranches hybrid instruments
At inception, the net cash proceeds are the tranches' initial fair values. The fair values of the Minimal Return Indemnifications were deducted from the initial carrying values of the debt components of each tranche, which were subsequently measured at amortized cost using the EIR method.
The fair value of the Minimum Return Indemnifications was measured using the following assumptions:

Tranche B Minimum Return Indemnification (issued in March 2024)	AS OF MARCH 28, 2024	AS OF DECEMBER 31, 2024
Final redemption scenario probability	95%	95%
Minimal return	1.40x	1.40x
Discount rate	13%	8%
Probability-weighted present value of shortfall payment (in thousands of €)	1,959 (Final redemption) 68 (Tender offer)	2,635 (Final redemption) 136 (Tender offer)
Probability-weighted fair value of tranche A-B warrants with MRI (in thousands of €)	1,066 (Final redemption)	104 (Final redemption)
Probability-weighted fair value of tranche A-B warrants without MRI (in thousands of €)	1,410 (Final redemption)	241 (Final redemption)
Total fair value of MRI (in thousands of €)	1,615 (Final redemption, i.e. a+b-c) 68 (Tender offer)	2,499 (Final redemption, i.e. a+b-c) 136 (Tender offer)
Fair value of Tranche B MRI (in thousands of €)	1,683	2,636

Tranche C Minimum Return Indemnification (issued in June 2024)	AS OF JUNE 21, 2024	AS OF DECEMBER 31, 2024
Final redemption scenario probability	95%	95%
Minimal return	1.30x	1.30x
Discount rate	15%	8%
(a) Probability-weighted present value of shortfall payment (in thousands of €)	741 (Final redemption) 0 (Tender offer)	1,160 (Final redemption) 43 (Tender offer)
(b) Probability-weighted fair value of tranche C warrants with MRI (in thousands of €)	2,948 (Final redemption)	684 (Final redemption)
(c) Probability-weighted fair value of tranche C warrants without MRI (in thousands of €)	3,250 (Final redemption)	903 (Final redemption)
Total fair value of MRI (in thousands of €)	475 (Final redemption, i.e. a+b-c) 0 (Tender offer)	941 (Final redemption, i.e. a+b-c) 43 (Tender offer)
Fair value of Tranche C MRI (in thousands of €)	475	984
For the purpose of measuring the fair value of the MRI (shortfall payment), the fair value of the tranche A-B and C BSA was measured with a Black Scholes model under the Final redemption scenario and with a Monte Carlo model under the Tender offer scenario. As of March 28, 2024, the following assumptions were used: a share price of €13.40, a volatility of 60.3% (Black Scholes)
or 61.9% (Monte Carlo), and a risk-free rate of 2.6% (Black Scholes) or 2.8% (Monte Carlo).
As of June 21, 2024, the following assumptions were used: a share price of €12.94, a volatility of 60.1% (Black Scholes) or 59.9%
(Monte Carlo), and a risk-free rate of 3.0% (Black Scholes) or 3.1% (Monte Carlo).
The assumptions used for the valuations as of December 31, 2024 are set forth below.

As of March 28, 2024, using the same assumption with an increase of +1% volatility, €+1 share price, +1% risk-free rate, +5% in the probability of achieving the Final redemption scenario and +1% discount rate would result in changes of the MRI B value by respectively €+4 thousand, €-30 thousand, €-3 thousand, +35 thousand and €-53 thousand.
As of June 21, 2024, using the same assumption with an increase of +1% volatility, €+1 share price, +1% risk-free rate, +5% in the probability of achieving the Final redemption scenario and +1%discount rate would result in changes of the MRI C fair value by respectively €+4 thousand, €-16 thousand, €+8 thousand, €+46 thousand and €-13 thousand.
As of December 31, 2024, using the same assumption with an increase of +1% volatility, €+1 share price, +1%risk-free rate, +10% in the probability of achieving the Final redemption scenario and +1% discount rate would result in changes of the MRI B and C fair value by respectively €-1 thousand, €-3 thousand, €-3 thousand, €+3 thousand and €-82 thousand.
Measurement of the Kreos / Claret tranche A-B-C BSA
The Kreos / Claret tranche A-B and tranche C BSA are measured at fair value using a Black-Scholes valuation model. The model considers two probability-weighted scenarios, i.e. (i) the 7 years expiry of the BSA and (ii) an earlier exercise upon a tender offer. The main data and assumptions are the following:

Kreos/Claret Tranche A-B BSA - August 2023	AS OF AUGUST 22, 2023 (Tranche A-B)	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024
Number of outstanding BSA	214,198	214,198	214,198
Exercise price per share	€18.67	€18.67	€18.67
Ordinary share price	€17.10	€9.82	€6.76
Exercise date	19/08/2030 (expiry) 18/02/2027 (tender offer)	19/08/2030 (expiry) 18/02/2027 (tender offer)	19/08/2030 (expiry) 18/02/2027 (tender offer)
7-year expiry scenario probability	50%	95%	95%
Volatility	71.9% (expiry) 65.2% (tender offer)	59.5% (expiry) 64.9% (tender offer)	44.3% (expiry) 44.3% (tender offer)
Dividend	—%	—%	—%
Risk-free rate	3.00%	2.30%	2.9% (expiry) 2.9% (tender offer)
Fair value of issued Kreos/Claret Tranche A-B BSA	2,092	920	243

Kreos/Claret Tranche C BSA - November 2023	AS OF NOVEMBER 2, 2023	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024
Number of outstanding BSA	405,832	405,832	405,832
of which, number of conditional BSA	202,915	202,916	0
Exercise price per share	€9.86	€9.86	€9.86
Ordinary share price	€8.89	€9.82	€6.67
Exercise date	01/11/2030 (expiry) 18/02/2027 (tender offer)	01/11/2030 (expiry) 18/02/2027 (tender offer)	01/11/2030 (expiry) 18/02/2027 (tender offer)
7-year expiry scenario probability	95%	95%	95%
Probability of Drawdown of Tranche C credit facility	30%	30%	Drawn on June 21, 2024
Volatility	67.3% (expiry) 64.3% (tender offer)	67.4% (expiry) 64.9% (tender offer)	44.3% (expiry) 44.3% (tender offer)
Dividend	—%	—%	—%
Risk-free rate	3.00%	2.30%	2.9% (expiry) 2.9% (tender offer)
Fair value of issued Kreos/Claret Tranche C BSA	1,493	1,659	923
As of August 20, 2023 (date of issuance of the tranche A-B BSA), using the same assumption with an increase of +1% volatility, €
+1share price, +1% risk-free rate or +5% in the probability of achieving the 7 years expiry scenario would result in an increase of the tranche A-B BSA fair value by respectively €48 thousand, €197 thousand, €64 thousand and €64 thousand.
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
As of December 31, 2024, using the same assumption with an increase of +1% volatility, €+1 share price, +1% risk-free rate and
+10% in the probability of achieving the 7-year expiry scenario would result in an increase of Kreos / Claret A-B and C BSA fair value by respectively €37 thousand, €350 thousand, €61 thousand and€75 thousand.
Note 15.2.  Heights convertible notes
On August 20, 2023, the Group entered into a convertible notes subscription agreement with Heights, which provided for up to
€75,000 thousand in financing, consisting of two tranches:
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
•The second tranche (“tranche B”) of €40,000 thousand in aggregate principal amount is composed of 400 amortizing senior convertible notes with a nominal value of €100,000 each, and a conversion price (if any) that is be equal to 130% of the 15-
day VWAP immediately preceding the date on which their issuance is decided.

It may be drawn during the period from the date immediately following the three-month anniversary of the issuance of the first tranche to the first-year anniversary of the issuance of the first tranche (i.e. August 24, 2024), in up to two separate closings to provide the Group with additional flexibility to request a partial drawdown.
On the limit date for the drawdown of the second tranche of the Heights Financing (i.e. August 4, 2024), the Group had not
drawn down this tranche and has therefore forgone its right to do so in the future.
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
Accounting treatment and measurement
In application of the Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-
current, and Non-current Liabilities with Covenants, the Heights convertible notes are classified as current financial liabilities as of
December 31, 2023 and 2024 (see Note 2).
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
As of December 31, 2023 and 2024, the amounts by which the carrying value of the notes is adjusted to take into account the unrecognized day one gain are €2,147 thousand and €1,557 thousand, respectively.
The fair value of the Heights convertible notes (including the embedded features) has been measured with a Monte Carlo model, considering two probability-weighted scenarios: (i) a Put Event or Default/Dissolution scenario and (ii) a voluntary conversion at maturity scenario. The main data and assumptions are the following:

Heights convertible notes - August 2023	AS OF AUGUST 24, 2023	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024
Number of outstanding notes	350	350	350
Original principal amount (in thousands of €)	35,000	35,000	35,000
Interest rate	6%	6%	6%
Conversion price per share	€23.77	€23.77	€23.77
Ordinary share price	€16.74	€9.82	€6.76
Maturity date	24/08/2025 (put event) 24/08/2027 (HTM/voluntary conversion)	24/08/2025 (put event) 24/08/2027 (HTM/voluntary conversion)	24/08/2025 (put event) 24/08/2027 (HTM/voluntary conversion)
Held to maturity / voluntary conversion scenario probability	75%	75%	75%
Initial price limit	€14.43	€14.43	€14.43
Early redemption amount (put event)	120%	120%	120%
Volatility	50%	50%	50%
Credit spread	20%	20%	25%
Risk-free rate	2.9%	2.3%	2.9%
Fair value of Heights convertible notes (in thousands of €)	32,641	27,456	20,017

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
As of December 31, 2024, using the same assumptions with an increase of +1% volatility, €+1 share price, +1% risk-free rate and
+10% probability of achieving the held to maturity scenario would result in a change in the Heights convertible notes fair value by respectively €+2 thousand, €+39 thousand, €-219 thousand and €-631 thousand.
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
The agreements did not contain any financial covenants.
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
As the differences identified between the terms of the Kreos 1 & 2 bond loans and the new Kreos / Claret Financing were considered substantial, the repayment transaction on August 21, 2023 was accounted for as a debt extinguishment. The repayment of the Kreos 1
& 2 bond loans led to the recognition of a loss on extinguishment amounting to €170 thousand, primarily due to (i) the payment of future interests as per the terms of the prepayment option and (ii) unamortized exit and issuance fees, reducing the carrying value of the liabilities.
Measurement of Kreos A BSA & Kreos B BSA
The Kreos A BSA and Kreos B BSA are measured at fair value using a Black-Scholes valuation model. The main data and assumptions are the following:

Kreos A BSA - June 1, 2018	As of and for the year ended December 31, 2022	As of May 24, 2023 (exercise date)
Number of outstanding Kreos A BSA	110,957	110,957
Exercise price per share	€7.21	€7.21
Ordinary share price	€6.18	€18.57
Residual maturity	5.6 years	0.0 years
Volatility	44.01%	N/A
Dividend	—%	N/A
Risk-free rate	2.98%	N/A
Fair value of issued Kreos A BSA (in thousands of €)	275	1,261

Kreos B BSA - June 1, 2019	As of and for the year ended December 31, 2022	As of May 24, 2023 (exercise date)
Number of outstanding Kreos B BSA	74,766	74,766
Exercise price per share	€10.70	€10.70
Ordinary share price	€6.18	€18.57
Residual maturity	6.4 years	0.0 years
Volatility	44.01%	N/A
Dividend	—%	N/A
Risk-free rate	2.96%	N/A
Fair value of issued Kreos B BSA (in thousands of €)	149	589

As of December 31, 2021, using the same assumption with an increase of +1% volatility, €+1share price and +1% risk-free rate would result in an increase of Kreos A & B BSA fair value of €16 thousand, €176 thousand, and €69 thousand respectively.
As of December 31, 2022, using the same assumption with an increase of +1% volatility, €+1share price and +1% risk-free rate would result in an increase of Kreos A & B BSA fair value of €6 thousand, €78 thousand, and €12 thousand, respectively.
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
On August, 21, 2023, the B tranche of the Kreos 1 bond loan as well as the A & B tranches of the Kreos 2 bond loan were repaid in full, for an amount of €7,661 thousand, using the proceeds from the new Kreos / Claret Financing (see Note 3.2). The accounting treatment of the extinguishment of these liabilities is set forth in Note 15.3.
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
On August 24, 2023, the outstanding OCEANE including accrued interests were repaid in full, for an amount of €25,102 thousand, using the proceeds from the new Heights Financings (see Note 3.2).
Accounting treatment and measurement
In application of the Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-
current, and Non-current Liabilities with Covenants, the OCEANE bonds are classified as current financial liabilities as of December
31, 2022 (see Note 2).
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

OCEANE	AS OF DECEMBER 31, 2022	AS OF AUGUST 24, 2023
Risk free rate	3.05%	3.22%
Credit spread	1,475 bp	1,398 bp
Ordinary share price	€6.18	€16.74
Expected term	July 21, 2026	July 21, 2026
Volatility	44.01%	37%
Dividend	—	—
Fair value of issued OCEANE (in thousands of €)	142	1,762
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
The variation in the PGE loan over the periods ended December 31, 2022, 2023 and 2024 is primarily related to the reimbursement of capital and interests.
Note 15.7. Conditional advances
Conditional advances as of December 31, 2022, 2023 and 2024 are as follows:

(amounts in thousands of euros)
CONDITIONAL ADVANCES	AS OF DECEMBER 31, 2022	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024
RNP VIR – Bpifrance	4,171	4,232	—
CARENA – Bpifrance	2,454	2,485	—
EBOLA – Bpifrance	158	55	—
Total conditional advances	6,783	6,771	—
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
In June 2024, the Group and Bpifrance agreed to terminate the project due to technical failure. Bpifrance claimed the reimbursement of€1,241 thousand corresponding to overpayments of conditional advances and subsidies (for which the Group had not incurred the corresponding R&D expenses) and agreed to waive 60% of the remaining advances of €2,945 thousand and accrued interests, which resulted in a subsidy income of €1,872 thousand in the aggregate (see Note 18). The outstanding amount was fully repaid by the
Group during the second half of 2024.
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
In June 2024, the Group and Bpifrance agreed to terminate the project due to technical failure. Bpifrance granted an additional amount of €1,068 thousand payable to the Group to reimburse additional expenses incurred as part of the project, and agreed to waive 60% of the remaining conditional advance of €3,255 thousand and accrued interests, which resulted in a subsidy income of €2,251 thousand in the aggregate (see Note 18). The outstanding amount was fully repaid by the Group during the second half of 2024.
EBOLA – Bpifrance
Under the Bpifrance and Occitanie region joint aid agreement, the Group received a total of €390 thousand (€300 thousand as of
December 31, 2017 and €90 thousand as of December 31, 2019). The reimbursement is spread from 2019 to June 2024.
Note 15.8. Lease liabilities
The variations in lease liabilities are set forth below:

(amounts in thousands of euros)	LEASE LIABILITY
AS OF JANUARY 1, 2022	214
(+) Increase	1,476
(-) Decrease	(305)
AS OF DECEMBER 31, 2022	1,384
(+) Increase	350
(-) Decrease	(1,194)
AS OF DECEMBER 31, 2023	540
(+) Increase	2,221
(-) Decrease	(398)
AS OF DECEMBER 31, 2024	2,363
Lease liabilities mainly relate the Group’s headquarters in Paris, the Boston office entered into in November 2023, the Montpellier offices entered into in April 2024, the new Paris headquarters entered into in May 2024 and to a lesser extent to vehicles, parking lots and printers (Note 8).
The lease for the Group’s corporate headquarters in Paris, France at 5 Rue de la Baume, 75008 Paris ended in August 2022. A new lease for premises at 7-11 Boulevard Haussmann, 75009 Paris started in July 2022. It had a three-year duration, with a tacit renewal option for approximately two years and the possibility to break the contract one year before the end. As of December 31, 2022, per
Management, renewal and termination options were not reasonably certain due to the forecasted development of the Group, which could lead the Group to relocate at the end of the initial term. In September 2023, the Group was notified by the lessor of its intention to exercise its option to terminate the contract on June 30, 2024. Consequently, the Group reassessed the lease term and recorded a decrease in the related lease liability by €622 thousand and a corresponding decrease in the right of use asset for the same amount.
A new lease for different premises within the same building was entered into on May 2, 2024. It has a three-year duration, and no renewal option. The Group also benefits from an initial eight-month rent-free period.
In November 2023, the Subsidiary entered a lease contract for its new Boston offices. It has a two-year duration, with an option to renew the contract for an additional period of one or two years. In December 2024, the Group exercised its option to extend the lease up until December 2026. Per Management, additional renewal options are not reasonably certain due to the forecasted development of the Subsidiary, which may lead it to relocate at the end of the current term.
In April 2024, the Company entered a lease contract for a new Montpellier office. It has an initial six-year duration, with the option for the Company to terminate the lease at any time with a six-month notice period, and a tacit renewal option for an additional period of six years. Based on Management's estimate, the initial lease period of six years is considered reasonably certain and is therefore used for the measurement of the lease liability.
As of December 31, 2022, 2023 and 2024, the lease liabilities of the Paris headquarters and Boston offices represented 97%, 93% and
93% of the total lease liability, respectively.
Lease expenses related to contracts for which a lease liability and right of use asset is recognized under IFRS 16 were €424 thousand,
€548 thousand and €730 thousand for the years ended December 31, 2022, 2023 and 2024, respectively. They were recognized for (i)
€414 thousand, €498 thousand and €788 thousand as Depreciation expenses and (ii) €10 thousand, €13 thousand and €61 thousand as
Interest expenses, for the years ended December 31, 2022, 2023 and 2024, respectively.
Lease expenses related to short-term lease contracts and low value assets that are not included in the valuation of the lease liability amount to €331 thousand, €334 thousand and €352 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.
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

Prosynergia earn-out	As of April 1, 2022	As of and for the period ended December 31, 2022
Risk free rate	(0.3)%	2.3%
Market capitalization (in thousands of €)	403,118	135,952
Ordinary share price (€)	24.15	6.18
Time to maturity	1 year	0.25 years
Volatility	61%	44%
Dividend	—	—
Fair value of the earn-out liability (in thousands of €)	(1,446)	—
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
In December 2024, the Group revised the development and commercialization plans of obefazimod to take into account the progression in the ongoing clinical trials, reassessment of the commercial schedule and forecasts  and reassessed its estimate of future royalty cash flows accordingly. This change in estimate resulted in a remeasurement of the certificates’ amortized costs, using the original EIR of 34% calculated at the date of issuance, which led to a decrease by €3,404 thousand of the royalty certificates liability.
The expense was recorded within the interest expenses in the Statements of Income (Loss).
Consequently, the total interest expense related to royalty certificates (including the effect of the unwinding of discount, amounting to
€4,198 thousand) amounts to €794 thousand for the year ended December 31, 2024.
Fair value
The fair value of the royalty certificates, calculated using the same model as their initial measurement, amounts to €3,307 thousand as of December 31, 2022 and €12,395 thousand as of December 31, 2023 and €7,313 thousand as of December 31, 2024.
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
The decrease in fair value of the royalty certificates over the year ended December 31, 2024 is mainly driven by the decrease in the
Group's share price over the period.
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
As of December 31, 2024, using the same assumptions with an increase of +5 points of POS, +5% of peak penetration (best case scenario), +1% WACC and €+1 share price would result in a change in the royalty certificates fair value by respectively €
+572 thousand, €+1,735 thousand, €-314 thousand and €+1,160 thousand. Using the same assumptions with a decrease of -5 points of
POS, -5% of peak penetration (worst case scenario) and -1% WACC and €-1 share price would result in a change in the royalty certificates fair value by respectively €-572 thousand, €-2,527 thousand, €+332 thousand and €-1,160 thousand.
Note 15.11. Change in financial liabilities
Changes in financial liabilities, excluding derivative instruments, are presented below as of December 31, 2022, 2023 and 2024:

(Amounts in thousands of euros)
FINANCIAL LIABILITIES (excluding derivatives instruments)	Kreos 1 & 2 bond loans	Oceane	Kreos & Claret convertible notes (OCABSA )	Kreos & Claret bond loans	Heights convertible notes	PGE	Conditional advances BPI	Lease liabilities	Prosynergia earn-out liability	Royalty certificates	Total
AS OF JANUARY 1, 2022	21,110	18,816	—	—	—	4,742	6,770	214	—	—	51,653
Proceeds	—	—	—	—	—	—	—	—	—	2,931	2,931
Repayments	(9,410)	—	—	—	—	—	(90)	(305)	—	—	(9,806)
Interest paid	(2,456)	(1,496)	—	—	—	(54)	—	—	—	—	(4,006)
Non-cash changes: interest expense and other	3,738	2,636	—	—	—	150	102	—	—	356	6,983
Non-cash changes: recognition of earn-out liability	—	—	—	—	—	—	—	—	1,446	—	1,446
Non-cash changes: fair value remeasurement		—	—	—	—	—	—	—	(1,446)	—	(1,446)
Non cash changes: additional leases		—	—	—	—	—	—	1,476	—	—	1,476
AS OF DECEMBER 31, 2022	12,982	19,957	—	—	—	4,838	6,783	1,384	—	3,287	49,231
Proceeds		—	23,119	—	35,000	—	—	—	—	—	58,119
Repayments	(11,635)	(23,238)	—	—	(2,188)	(1,250)	(110)	(573)	—	—	(38,993)
Interest paid	(2,278)	(1,602)	(818)	—	(525)	(43)	—	(12)	—	—	(5,278)
Non-cash changes: interest expense and other		—	(1,046)	—	—	—	—	—	—	—	(1,046)
Non-cash changes: recognition of earn-out liability		—	(1,005)	—	—	—	—	—	—	—	(1,005)
Non-cash changes: fair value remeasurement	170	3,069	—	—	(212)	—	—	—	—	—	3,027
Non cash changes: additional leases		—	—	—	—	—	—	272	—	—	272
AS OF DECEMBER 31, 2023	—	—	21,643	—	29,605	3,678	6,771	540	—	12,229	74,466

(Amounts in thousands of euros)
FINANCIAL LIABILITIES (excluding derivatives instruments)
AS OF DECEMBER 31, 2023	—	—	21,643	—	29,605	3,678	6,771	540	—	12,229	74,466
Proceeds		—	—	47,444	—	—	—	—	—	—	47,444
Repayments		—	—	—	(8,750)	(1,250)	(2,708)	(459)	—	—	(13,167)
Interest paid		—	(2,250)	(3,639)	(1,772)	(18)	—	(17)	—	—	(7,696)
Non-cash changes: classification of embedded derivatives as separate derivative financial instruments		—	—	(3,204)	—	—	—	—	—	—	(3,204)
Non-cash changes: (gain)/ loss on recognition or derecognition		—	—	—	(590)	—	—	—	—	—	(590)
Non-cash changes: interest expense and other		—	3,977	5,800	1,714	77	7	61	—	4,198	15,834
Non-cash changes: amortized cost remeasurement		—	—	—	—	—	—	—	—	(3,404)	(3,404)
Non-cash changes: other fair value remeasurement		—	—	—	1,367	—	—	—	—	—	1,367
Non-cash changes : subsidies	—	—	—	—	—	—	(4,070)	—	—	—	(4,070)
Non cash changes: additional leases		—	—	—	—	—	—	2,221	—	—	2,221
Non cash changes : Effect of the change in foreign currency exhange rates		—	—	—	—	—	—	17	—	—	17
AS OF DECEMBER 31, 2024	—	—	23,370	46,401	21,574	2,488	—	2,363	—	13,023	109,218
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
For the year ended December 31,2024, proceeds from the issuance of the Kreos / Claret tranches B and C bond loans are presented net of transaction costs and deposits (corresponding to the prepayments of half of the last debt installments on issuance date) included in the debt discount using the EIR method, and amounting to €1,475 thousand and €1,081 thousand respectively. Net proceeds from non-
convertible bond loans of €48,544 thousand disclosed in the Unaudited Condensed Consolidated Statements of Cash Flows do not
include transaction fees of (i) €500 thousand related to the Kreos / Claret tranche A-B warrants classified as prepaid expenses as of
December 31, 2023.
Note 15.12. Change in derivative instruments
Changes in derivative instruments, are presented below as of December 31, 2022, 2023 and 2024 :

(amounts in thousands of euros)	Kreos A BSA	Kreos B BSA	OCEANE conversion option	Kreos/Claret BSA	Kreos/Claret Minimum Return Indemnifications	Total
DERIVATIVE FINANCIAL INSTRUMENTS
AS OF JANUARY 1, 2022	2,478	1,525	5,929	—	—	9,932
(+) Increase in fair value	—	—	—	—	—	—
(-) Decrease in fair value	(2,203)	(1,376)	(5,787)	—	—	(9,366)
AS OF DECEMBER 31, 2022	275	149	142	—	—	566
(+) Issuance	—	—	—	3,585	—	3,585
(+) Increase in fair value	986	440	1,620	—	—	3,046
(-) Decrease in fair value	—	—	—	(1,006)	—	(1,006)
(-) Repurchases	(489)	(339)	(1,762)	—	—	(2,591)
(-) Exercises	(771)	(250)	—	—	—	(1,021)
AS OF DECEMBER 31, 2023	—	—	—	2,579	—	2,579
AS OF DECEMBER 31, 2023	—	—	—	2,579	—	2,579
(+) Issuance	—	—	—	—	2,158	2,158
(+) Increase in fair value	—	—	—	—	1,462	1,462
(-) Decrease in fair value	—	—	—	(1,413)	—	(1,413)
AS OF DECEMBER 31, 2024	—	—	—	1,166	3,620	4,786
Details related to these instruments' accounting treatments and terms and conditions are set forth in Notes 15.1 to 15.5.
On May 24, 2023, the holders opted for the cashless exercise option of the Kreos A&B BSAs they held. At this date, the fair value of exercised warrants of €1,850 thousand (see line items "Repurchases" and "Exercises") was reclassified from derivative financial liabilities to equity. As of this date, due to the put option being exercised by the holders, the fair value of the Kreos A&B BSAs is deemed equal to their intrinsic value, which is equal to the difference between the share price on May 24, 2023 and their exercise price.
As of August 24, 2023, the date at which the OCEANE were reimbursed, their conversion option had a fair value of €1,762 thousand.
Note 15.13. Breakdown of financial liabilities by maturity
The following are the remaining contractual maturities of financial liabilities as of December 31, 2022, 2023 and 2024. The amounts are gross and undiscounted, and include contractual interest payments.

	AS OF DECEMBER 31, 2022
CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	FROM 1 TO 2 YEARS	FROM 2 TO 5 YEARS	LONGER THAN 5 YEARS
(amounts in thousands of euros)
Kreos 1 & 2 bond loans	12,982	14,098	9,034	5,065	—	—
Oceane	19,957	31,000	1,500	1,500	28,000	—
PGE	4,838	5,173	1,293	1,293	2,586	—
Conditional advances BPI	6,783	6,813	3,697	1,490	1,626	—
Royalty certificates	3,287	—	—	—	—	—
Lease liabilities	1,384	1,403	558	557	289	—
Derivative instruments	566	566	142	—	424	—
Total financial liabilities	49,797	59,053	16,223	9,905	32,925	—

	AS OF DECEMBER 31, 2023
CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	FROM 1 TO 2 YEARS	FROM 2 TO 5 YEARS	LONGER THAN 5 YEARS
(amounts in thousands of euros)
Heights convertible notes	29,605	36,750	10,522	9,997	16,231	—
Kreos/Claret convertible notes (OCABSA)	21,643	30,903	2,250	2,250	26,403	—
PGE	3,678	3,880	1,293	1,293	1,293	—
Conditional advances BPI	6,771	6,813	3,697	1,490	1,626	—
Royalty certificates	12,229	—	—	—	—	—
Lease liabilities	540	575	406	162	7	—
Derivative instruments	2,579	2,579	2,579	—	—	—
Total financial liabilities	77,045	81,500	20,747	15,192	45,561	—

	AS OF DECEMBER 31, 2024
CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	FROM 1 TO 2 YEARS	FROM 2 TO 5 YEARS	LONGER THAN 5 YEARS
(amounts in thousands of euros)
Heights convertible notes	21,574	24,063	8,750	8,750	6,563	—
Kreos/Claret convertible notes (OCABSA)	23,370	30,653	2,250	19,943	8,460	—
Kreos/Claret bond loans	46,401	58,080	24,016	25,715	8,348	—
PGE	2,488	2,586	1,293	1,293	—	—
Royalty certificates	13,023	—	—	—	—	—
Lease liabilities	2,363	2,512	993	996	516	7
Derivative instruments	4,786	4,786	1,166	—	3,620	—
Total financial liabilities	114,004	122,680	38,468	56,698	27,507	7
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
under the applicable collective agreements, i.e. the French pharmaceutical industry’s collective agreement. This commitment only applies to employees subject to French law. The main actuarial assumptions used to measure the retirement benefit obligations are as follows:

ACTUARIAL ASSUMPTIONS	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Retirement age	65 years for key management / 63 years for other employees	65 years for key management / 63 years for other employees	65 years for key management / 64 years for other employees
Collective agreement	Pharmaceutical industry	Pharmaceutical industry	Pharmaceutical industry
Discount Rate (IBoxx Corporates AA)	0.90%	3.34%	3.40%
Mortality rate table	INSEE 2016-2018	INSEE 2016-2018	INSEE 2016-2018
Salary increase rate	3% for key management / 2.55% for other employees	3% for key management / 2.55% for other employees	3% for key management / 2.55% for other employees
Turnover rate	Decreasing from 5.80% at 20 years-old to 0.05% from 55 years-old	Decreasing from 5.80% at 20 years-old to 0.05% from 55 years-old	Decreasing rates by age and zero from age 55, generating an average exit rate for 2025 of 2.05%.
Employee contribution rate	45%	45%	45%
Changes in the projected benefit obligation for the periods presented were as follows:

(amounts in thousands of euros)	RETIREMENT BENEFIT OBLIGATIONS
AS OF JANUARY 1, 2022	693
Service cost	143
Interest cost	8
Actuarial gains and losses	(235)
AS OF DECEMBER 31, 2022	610
Service cost	109
Interest cost	23
Actuarial gains and losses	(112)
AS OF DECEMBER 31, 2023	629
Service cost	115
Interest cost	22
Benefits paid	(41)
Actuarial gains and losses	31
AS OF DECEMBER 31, 2024	756
Employees in the U.S. benefit from defined contribution plans (401(k)).
Note 17. Payables and other current liabilities
Note 17.1. Trade payables and other current liabilities
Trade payables and other current liabilities break down as follows:

(amounts in thousands of euros)
TRADE PAYABLES AND OTHER CURRENT LIABILITIES	AS OF DECEMBER 31, 2022	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024
Trade payables	8,216	21,953	30,748
Accrued invoices	7,250	25,269	13,049
Other	9	(1)	26
Trade payables and other current liabilities	15,475	47,221	43,824
No discount was applied to payables and related accounts for which maturity does not exceed one year. As a result, their fair value approximates their carrying amount.
The increase in trade payable and other current liabilities over the year ended December 31, 2024 is mainly due to the increase in operating expenses over the period.
Note 17.2. Tax and employee-related payables
Tax and employee-related payables are presented below:

(amounts in thousands of euros)
TAX AND EMPLOYEE-RELATED PAYABLES	AS OF DECEMBER 31, 2022	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024
Employee-related payables	1,348	3,694	2,742
Social security and other	840	2,251	1,783
Other tax and related payments	112	127	184
Tax and employee-related payables	2,300	6,073	4,709
The increase in employee-related, social security and other payables over the year ended December 31, 2023 is mainly related to the changes in the management team and recruitment of additional experienced employees, including C-levels, over the period (see Note
3.3 Change in governance and management – February-August 2023).
Note 18. Operating income
Operating income is composed as below:

(amounts in thousands of euros)
OPERATING INCOME	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Research tax credit ("CIR")	4,476	4,493	6,651
Subsidies	29	81	4,140
Other	78	47	1,657
Total operating income	4,583	4,621	12,449
Operating income is composed as follows:
Research tax credit (“CIR”)
The Group carries out research and development projects. As such, it has benefited from a research tax credit for the years ended
December 31, 2022, 2023 and 2024 for an amount of €4,476 thousand, €4,493 thousand and €5,668 thousand, respectively (see Note
4.9). During the year ended December 31, 2024, the Group also received an additional tax credit payment related to the 2021 tax year for an amount of €984 thousand after a claim from the Group following a clarification of "public subsidy" definition.
Subsidies

Subsidies primarily relate to the Bpifrance RNP-VIR and CARENA conditional advances, the repayments of which were partly waived by Bpifrance in June 2024, for €1,872 thousand and €2,251 thousand respectively (see Notes 3.3 and 15.7).
Other
For the year ended December 31, 2024, the line item "Other" mainly includes issuance, cancellation and depositary service fees collected from ADSs holders by Citibank, who is acting as the Group's exclusive depositary for its publicly listed and freely traded
ADSs. As part of the depositary agreement between Citibank and the Group, the latter is entitled to receive a portion of the aforementioned fees collected by Citibank.
Note 19. Operating expenses
Note 19.1. Sales and marketing

(amounts in thousands of euros)
SALES AND MARKETING	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Personnel costs	—	1,710	2,323
Consulting and professional fees	—	4,012	2,699
Other sales and marketing expenses	—	709	932
Sales & Marketing	—	6,431	5,954
For the years ended December 31, 2023 and 2024, sales and marketing expenses amount to €6,431 thousand and €5,954 thousand, respectively. The decrease was primarily driven by the restructuring of the Group's sales and marketing department part way through
2024. These expenses consist primarily of consulting costs associated with market research in preparation for the Group's potential future sales and commercialization efforts in the U.S.
The Group did not incur any sales and marketing expense for the year ended December 31, 2022.
Note 19.2. Research and development
Research and development expenses break down as follows:

(amounts in thousands of euros)
RESEARCH AND DEVELOPMENT EXPENSES	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Sub-contracting, studies and research	38,858	85,726	110,993
Personnel costs	3,072	8,048	18,455
Consulting and professional fees	4,246	6,561	12,581
Intellectual property fees	1,187	1,645	1,741
Other research and development expenses	931	1,196	2,762
Research and development expenses	48,295	103,176	146,532

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
The increase in research and development expenses for the years ended December 31, 2023 and 2024 is primarily due to (i) the increase in UC expenses (of respectively €45,233 thousand and €32,030 thousand), due to the progress of Phase 3 clinical trials for obefazimod in UC, (ii) the increase in CD expenses (of respectively €2,734 thousand and €4,620 thousand), due to the planning costs and progression of the Phase 2b CD trial, and (iii) the increase in transversal activities related to the overall expansion of the research and development headcount to support the Group's organizational growth and the issuance of new equity awards to officers and employees in research and development (of respectively €4,477 thousand and €8,233 thousand).
Note 19.3. General and administrative

(amounts in thousands of euros)
GENERAL AND ADMINISTRATIVE EXPENSES	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Personnel costs	1,403	13,105	19,434
Consulting and professional fees	2,624	6,393	7,990
Other general and administrative expenses	3,466	2,893	5,522
General and administrative expenses	7,492	22,391	32,946
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
The increase in general and administrative expenses for the years ended December 31, 2023 and 2024 is primarily due to the increase in personnel costs of respectively €11,702 thousand and €6,329 thousand, resulting from the issuance of new equity awards to officers and employees, management changes that occurred over the period (see Notes 3.2 and 3.3 Change in governance and management)
and the increased G&A headcount to support the expansion of the overall organization, as well as increased legal and professional fees and other costs associated with operating as a dual-listed public company.

Our principal audit fees and services are set forth below. For the years ended December 31, 2023 and 2024, they include fees due our joint statutory auditor Agili3f, in addition to PricewaterhouseCoopers Audit.

(amounts in thousands of euros)	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Statutory Auditor, certification of individual and consolidated financial statements
Issuer	100	1,848	1,144
Other procedures required by law
Issuer	740	492	89
Total	840	2,340	1,233
Note 20. Employees
The Group’s average workforce during the periods ended December 31, 2022, 2023 and 2024 was as follows:

HEADCOUNTS	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
France	23	28	38
United States	—	12	29
Total	23	40	67

Note 21. Financial gain (loss)
The financial loss breaks down as follows:

(amounts in thousands of euros)
FINANCIAL GAIN (LOSS)	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Interest on Kreos 1 & 2 straight bond loans	(3,737)	(760)	(5,800)
Interest on convertible loan notes	(2,641)	(3,935)	(5,691)
Interest on conditional advances	(196)	(176)	(85)
Interest on royalty certificates	(356)	(8,942)	(794)
Interest on lease liabilities	(10)	(13)	(61)
Increase in derivatives fair value	—	(3,046)	(1,462)
Increase in other liabilities at fair value through profit and loss	—	—	(1,367)
Loss on derecognition of financial liabilities	—	(3,431)	—
Transaction costs	—	(1,924)	(1,615)
Foreign exchange losses	—	(5,573)	(51)
Other	(83)	(73)	(64)
Financial expenses	(7,022)	(27,875)	(16,991)
Interest income	—	2,418	8,246
Decrease/(increase) in derivatives fair value	9,366	1,006	1,413
Decrease/(increase) in other liabilities at fair value through profit and loss	1,446	3,198	—
Effect of unwinding the discount related to advances made to CROs	—	355	710
Day-one gain on recognition of financial liabilities	—	212	590
Gain on derecognition of financial liabilities	—	192	—
Foreign exchange gains	—	—	2,774
Other financial income	306	130	—
Financial income	11,118	7,511	13,732
Financial gain (loss)	4,096	(20,364)	(3,258)
Increases and decreases in the fair value of derivatives are detailed in Notes 15.1, 15.3, 15.5 and 15.12.
Increases and decreases in other liabilities at FVTPL relate to the Prosynergia earn-out liability for the year ended December 31, 2022
(see Note 15.9) and the Heights notes for the years ended December 31, 2023 and 2024 (see Note 15.2).
Interests on royalty certificates are detailed in Note 15.10.
Transaction costs for the year ended December 31, 2023 mainly relate to Heights notes, and transaction costs for the year ended
December 31, 2024 mainly relate to the amortization of the prepaid expenses related to the transaction costs of the Kreos / Claret tranche C bond loans (see Note 15.1).
Gains and losses on the recognition and derecognition of financial liabilities are set forth in Notes 15.2. to 15.5.
Interest income mainly relates to the invested proceeds from the Group's Global Offering and the Kreos / Claret and Heights
Financings.
Foreign exchange losses for the year ended December 31, 2023 mainly relate to the translation of cash and cash equivalents held in
U.S. dollars into the Group's presentation currency as of December 31, 2023 (see Note 11), resulting in a loss of €3,196 thousand, and to a €1,488 thousand loss resulting from foreign exchange operations.
Foreign exchange gains for the year ended December 31, 2024 mainly relate to the translation of cash and cash equivalents held in
U.S. dollars into the Group's presentation currency as of December 31, 2024 (see Note 11), resulting in a gain of €2,035 thousand, and to a €714 thousand gain resulting from foreign exchange operations.

Note 22. Income tax
The income tax rate applicable to the Company is the French corporate income tax rate, i.e. 25% for the years ended December 31,
2022, 2023 and 2024.
The income tax rates applicable to the Subsidiary are the federal income tax rate of 21% and the State income tax rates of 4.35% and
5.36%, i.e. a total of 25.35% and 26.36% for the years ended December 31, 2023 and 2024 respectively.

(In thousands of euros, except percentage)	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Loss before tax	(60,740)	(147,740)	(176,242)
Statutory French tax rates	25.00%	25.00%	25.00%
Nominal income tax using statutory French tax rate	15,185	36,935	44,061
Tax effect of:
Tax rates in foreign jurisdictions	—	—	—
Share-based payment	342	(2,045)	(5,056)
CIR	1,119	1,123	1,663
Transaction costs related to capital increase	820	3,073	(112)
Decrease / (increase) in derivatives fair value and other	895	748	(207)
Non-recognition of deferred tax assets related to tax losses and temporary differences	(18,169)	(39,612)	(40,399)
Other	(192)	(222)	49
Effective income tax (loss)	—	—	—

(In thousands of euros)
DEFERRED TAX ASSETS AND LIABILITIES BY NATURE	AS OF DECEMBER 31, 2022	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024
Retirement benefit obligation	152	157	189
Leases	—	135	591
Other financial liabilities	198	351	1,678
Tax losses carryforward	77,207	114,946	152,372
Other items	—	417	886
Deferred tax assets	77,558	116,006	155,715
Subsidies	50	24	12
Leases	—	124	485
Other financial liabilities	1,377	285	1,075
Other items	—	10	12
Deferred tax liabilities	1,427	444	1,584
Deferred tax assets, net	76,130	115,562	154,131
Unrecognized deferred tax assets	(76,130)	(115,562)	(154,131)
Total deferred taxes, net recognized in the statement of financial position	—	—	—
The Group incurred tax losses in the reporting periods ended December 31, 2022, 2023 and 2024. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Group’s business, the Group has not recognized deferred tax assets beyond deferred tax liabilities arising within the same taxable entity under the same taxable regime and with consistent timing of reversal, after considering, if applicable, limitations in the use of deductible tax losses carried forward from prior periods applicable under tax laws in France and in the U.S..
The accumulated tax loss carry forwards for the Company amount to €308,829 thousand, €459,752 thousand and €609,390 thousand as of December 31, 2022, 2023 and 2024, respectively, and do not have any expiration date.
The accumulated tax loss carry forwards for the U.S. Subsidiary consist of federal Net Operating Loss ("NOL") carry forwards and amount to €38 thousand and €112 thousand as of December 31, 2023 and 2024, respectively. They do not have any expiration date.

Note 23. Income (loss) per share
Basic losses per share is calculated by dividing income (loss) attributable to equity holders of the Group by the weighted-
average number of outstanding ordinary shares for the year.
Diluted losses per share are calculated by adjusting the weighted average number of ordinary outstanding shares to assume conversion of all dilutive potential ordinary shares.

(amounts in thousands of euros, except share data)
BASIC AND DILUTED LOSS PER SHARE	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Weighted average number of outstanding shares	19,092,442	43,066,012	63,046,350
Net loss for the period	(60,740)	(147,740)	(176,242)
Basic and diluted loss per share (€/share)	(3.18)	(3.43)	(2.80)
Potential dilutive instruments (BCEs, BSAs, AGAs, Equity lines, BSA Kreos 1, OCEANE, Kreos/Claret BSA, Kreos/Claret
OCABSA and Height notes) have been excluded from the computation of diluted weighted-average shares outstanding because such instruments had an antidilutive impact due to the losses reported. As of December 31, 2022, 2023 and 2024, the number of potential dilutive instruments were 1,707,037, 28,754,280 and 29,570,132 respectively, giving rights to a maximum number of shares to be issued of 1,707,037, 6,510,658 and 6,760,392 respectively.
Note 24. Related parties
The aggregate compensation of the members of the Group’s Board of Directors and to the Chief Executive Officer includes the following:

(In thousands of euros)
COMPENSATION	YEAR ENDED DECEMBER 31, 2022	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024
Fixed compensation owed	322	471	578
Variable compensation owed	193	282	—
Contributions in-kind	9	32	68
Employer contributions	17	—	—
Attendance fees—Board of Directors	103	375	495
Share-based payments	(217)	6,561	10,517
Departure indemnities	—	1,210	—
Total	427	8,930	11,657
As of December 31, 2022, the liability related to post-employment defined benefit obligations (corresponding to the legal retirement benefits obligations) for members of the Group’s Board of Directors and Chief Executive Officer amounts to €149 thousand.
As of December 31, 2023 and 2024, there was no liability related to post-employment defined benefit obligations for members of the
Group’s Board of Directors and Chief Executive Officer. No other post-employment benefits are granted.
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
In connection with Dr. Hartmut Ehrlich’s retirement as CEO, the Group entered into a transition protocol with Dr. Ehrlich in April
2023. Pursuant to the transition protocol, Dr. Ehrlich remained a Group employee on a part-time basis until December 31, 2023 in a capacity as advisor to the new Chief Executive Officer against payment of a total compensation of €100 thousand, and a departure indemnity equal to  €1,210 thousand was stated.
The Group entered into a management contract with CEO Marc de Garidel on April 18, 2023. In 2023 and 2024, the Group also granted AGA plans to its CEO (see terms and conditions in Note 14).
The Group entered into a management contract with Chairman of the Board Sylvie Grégoire in July 2024. In 2024, the Group also granted AGA plan 2024-5 to its Chairman of the Board (see terms and conditions in Note 14).
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
•Research collaboration contract with the CNRS, the University of Montpellier and the Institut Curie
Concomitantly with a research collaboration framework contract relating to the creation of a cooperative laboratory, ended in December 2021, the parties have signed a financial agreement defining the financial terms for the exploitation of patents. This contract was signed on 15 April 2009 for a duration of one year and was subsequently renewed up until
March 31, 2022.
•Research and development contract with license option with the CNRS, the University of Montpellier and Theradiag
The CNRS, the University of Montpellier, the Group and Theradiag conducted since 2013 a collaborative project notably in the fields of HIV and HTLV-1 called CARENA, in connection with a funding obtained through Bpifrance.
The overall project provided for co-ownership and cross-licenses on the project's results through various instruments.
The Group met all obligations and the project was closed in December 2024.
Exclusive licensing contract with “The Scripps Research Institute, University of Chicago and Brigham Young University” with the
“Immune Stimulation” platform (ABX196 product)
On 11 November 2006, The Scripps Research Institute (La Jolla, California, USA), in agreement with the University of Chicago
(Chicago, Illinois, USA) and Brigham Young University (Provo, Utah, USA), granted the Group an exclusive license in the field of human and veterinary health on its technology and products relating to the use of iNKT agonists for research, diagnosis, prevention and treatment of all possible indications. In consideration for the licensing rights granted to it under the agreement, the Group had to:
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
During the year ended December 31, 2022, the Group made the decision to freeze the development program for ABX196 in the treatment of hepatocellular cancer (see Note 3.1 - Impairment of ABX196 cash-generating unit ). Subsequently, in 2024, the licensing contract was terminated.
Note 25.2. Commitments under BPI conditional advances
Bpifrance CARENA contract
As part of the development of therapeutic and diagnostic solutions targeting alternative splicing and RNA interference in the fields of virology (HIV-AIDS, HTLV-1) and metabolism (obesity), SPLICOS (absorbed by the Group on 31 October 2014) has entered into a

Master Support Agreement with Bpifrance as well as a conditional advance contract in the name of the “CARENA” Strategic
Industrial Innovation Project dated December 16, 2013. The Group, acting as project leader for the CARENA project, was associated as part of a consortium contract with Theradiag, a Group specializing in in vitro diagnostics and the development of theranostic tests for monitoring biotherapies, as well as at the CNRS and the University of Montpellier.
The CARENA project aimed to develop the anti-HIV-AIDS therapeutic program with the compound ABX464 up to the Phase 2b study, as well as a companion test set up by Theradiag simultaneously with the clinical development. Beyond the anti-HIV-AIDS program, the CARENA project could extend its pharmacological investigations to another retrovirus that could be combated by the same approach: HTLV-1.
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
In June 2024, the Group and Bpifrance agreed to terminate the project due to technical failure. Termination became effective in
December 2024 after the Group refunded  €234 thousand corresponding to a portion of the funding received. The Group is therefore released of its obligations to pay an annuities on the proceeds from the sale of the intellectual property rights resulting from the project.
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
The RNP-VIR project aimed to further the discovery of new molecules for the treatment of multiple infectious diseases by the development of the antiviral technology platform. The Group, acting as project leader of the RNP-VIR project, was associated in a consortium contract with the CNRS and the University of Montpellier.
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
In June 2024, the Group and Bpifrance agreed to terminate the project due to technical failure. Termination became effective in
December 2024. The Group is therefore released of its obligations to pay an annuities on the proceeds from the sale of the intellectual property rights resulting from the project.
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
The reimbursement of the conditional advance was spread until June 2024.

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
The Kreos / Claret Financing provides for certain restrictive covenants (subject to customary exceptions) which include, among other things, restrictions on the incurrence of indebtedness, cross-default, the distribution of dividends and the grant of security interests, and which would cause the bonds to become repayable on demand in case of breach. As of December 31, 2024, the Group complied with these restrictive covenants.
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
At December 31, 2022, 2023, and 2024 the Group’s commitments amounted to €194,731 thousand, €201,777 thousand and €234,908 thousand. The cost of services performed by CROs is recognized as an operating expense as incurred.
Note 25.5. Leases
Following the end (in December 31, 2021) of the Framework agreement with CNRS (French National Centre for Scientific Research)
and the University of Montpellier for research collaboration to create a cooperative laboratory, a hosting agreement was signed in
2022 with CNRS, so that the Group can continue its research program at the CNRS center for the year 2023, and was subsequently renewed for 2024 and 2025.
In December 2022, following the end of the Research collaboration contract with the CNRS, the University of Montpellier and the
Institut Curie, the Company and the Institut Curie concluded a new contract for a duration of one year, renewable by amendment, granting the Company access to some of the Institute’s equipment and consumables. The contract was subsequently renewed for 2024 and 2025, under similar conditions.
The above agreements fall within the scope of the short-term lease exemption of IFRS 16, and the related rental expenses are therefore recognized in operating expenses as incurred.
The Group's commitments in relation to other ongoing leases are set forth in Note 15.8 and 15.13.
Note 25.6. Litigation related to Prosynergia acquisition
On December 12, 2024, the Group was notified of a claim from the seller of Prosynergia requesting the payment of an earn-out in connection with the transaction. Legal proceedings are ongoing in French court. The Group has not recorded any provision in its financial statements in connection with this claim due to uncertainty in the outcome of this proceeding.
Note 26. Off-balance sheet commitments received and contingent assets

The maximum amounts receivable by the Group after December 31, 2023 under the “RNP-VIR” and “CARENA” and innovation agreements entered into with Bpifrance, subject to the provision of evidence to support the forecast expenses and the achievement of scientific milestones, are €3,255 thousand and €1,853 thousand, respectively. In June 2024, the Group and Bpifrance agreed to terminate the two projects due to technical failures (see Note 15.7).
As part of the Kreos / Claret Financing agreement, the Group has received loan commitments from Kreos and Claret for the tranches B and C, of €25,000 thousand in aggregate principal amount each (subject to the conditions set forth in Note 15.1.). The B and C tranches were drawn in March 2024 and June 2024, respectively.
As part of the Heights Financing agreement, the Group has received a loan commitment from Heights for the tranche B, of up to
€40,000 thousand in aggregate principal amount (subject to the conditions set forth in Note 15.2.).  On the limit date for the drawdown of the second tranche of the Heights Financing (i.e. August 4, 2024), the Group had not drawn down this tranche and has therefore forgone its right to do so in the future.
The Group has not received any significant off-balance sheet commitment and has no significant contingent asset as of December 31,
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
Over the year ended December 31, 2024, the Group has drawn down the second and third tranches of the Kreos / Claret Financing, bearing variable interest rates (consisting of a fixed margin of 7.5% + European Central Bank Base Rate (MRO), with a floor at 2.5%

and a cap at 4%) and has therefore performed a reassessment of its exposure to interest rate risk. Due to the interest rate collar having a range of 150 bp, the Group concluded that it still has limited exposure.
Foreign currency risk
The Group is exposed to a risk of exchange rates fluctuations on commercial transactions performed in currencies different from the functional currency of the Group entity recording the transactions.
For the years ended December 31, 2024, 2023 and 2022, expenses in U.S. dollars totaled €10,547 thousands, €10,112 thousands and
€1,390 thousands respectively, based on the average annual exchange rate in effect as of December 31, 2024, December 31, 2023 and
December 31, 2022. As a result, an adverse 10% change in the exchange rate for the U.S. dollar against the euro would have resulted in a foreign exchange rate loss of approximately €291 thousand for 2024, €386 thousand for 2023 and a non-material amount for 2022.
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
Credit risk
The credit risk related to the Group’s cash and cash equivalents is not significant in light of the quality of the co-contracting financial institutions. As of December 31, 2024, substantially all of the Group’s cash and cash equivalents were maintained with two financial institutions in France and in the United States. While the Group’s deposit accounts are insured up to the legal limit, the maintained balances may, at times, exceed this insured limit. As of December 31, 2024, the Group maintained €143,881 thousand in bank deposit accounts that are in excess of the legally insured limit in two legally insured financial institutions. The Group has not experienced any losses in such accounts and does not believe that it is exposed to any significant credit risk related to these instruments.
The credit risk related to the Group’s other receivables and related account is minimal. In particular, the credit risk related to advances made to CROs (see Note 9) is deemed insignificant due to their credit ratings.