Form 20-F
period 2025-12-31
Abivax S.A.
filed 2026-03-23
CIK 1956827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2025
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
Ordinary shares: 78,536,412 shares outstanding as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act. ☒ Yes ☐ No
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
12b-2 of the Exchange Act). ☐ Yes ☒ No

TABLE OF CONTENTS

Page
INTRODUCTION ........................................................................................................................................	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS ..............................................	4
PART I .........................................................................................................................................................	6
Item 1.Identity of Directors, Senior Management and Advisers ................................................	6
Item 2.Offer Statistics and Expected Timetable .........................................................................	7
Item 3.Key Information ..............................................................................................................	8
Item 4.Information on the Company. ..........................................................................................	54
Item 4A. Unresolved Staff Comments. ...........................................................................................	84
Item 5.Operating and Financial Review and Prospects ..............................................................	85
Item 6.Directors, Senior Management and Employees ..............................................................	101
Item 7.Major Shareholders and Related Party Transactions .......................................................	132
Item 8.Financial Information ......................................................................................................	135
Item 9.The Offer and Listing ......................................................................................................	136
Item 10.Additional Information. ...................................................................................................	137
Item 11.Quantitative and Qualitative Disclosures About Market Risk ........................................	147
Item 12.Description of Securities Other than Equity Securities ...................................................	149
PART II ........................................................................................................................................................	151
Item 13.Defaults, Dividend Arrearages and Delinquencies ..........................................................	151
Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds .............	152
Item 15.Controls and Procedures ..................................................................................................	153
Item 16.[Reserved] ........................................................................................................................	155
Item 16A.Audit Committee Financial Expert ..................................................................................	155
Item 16B.Code of Ethics .................................................................................................................	155
Item 16C.Principal Accountant Fees and Services ..........................................................................	155
Item 16D.Exemptions from the Listing Standards for Audit Committees ......................................	156
Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers .........................	156
Item 16F.Change in Registrant’s Certifying Accountant ................................................................	156
Item 16G.Corporate Governance .....................................................................................................	156
Item 16H.Mine Safety Disclosure ...................................................................................................	157
Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections ............................	157
Item 16J.Insider Trading Policies ...................................................................................................	157
Item 16K.Cybersecurity ...................................................................................................................	157
PART III .......................................................................................................................................................	159
Item 17.Financial Statements ........................................................................................................	159
Item 18.Financial Statements ........................................................................................................	160
Item 19.Exhibits ............................................................................................................................	161
SIGNATURES .............................................................................................................................................	163

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS.........................................................	F-1

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
This Annual Report on Form 20-F includes our audited financial statements as of and for the years ended
December 31, 2025, 2024 and 2023 prepared in accordance with International Financial Reporting Standards
(“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our financial statements are presented in euros and, unless otherwise stated, all monetary amounts are in euros. All references in this annual report to “$”, “U.S. dollars” and “dollars” mean U.S. dollars, and all references to “€”, “EUR” and
“euros” mean European Monetary Union euros, unless otherwise noted. Throughout this annual report, references to
“ADSs” mean American Depositary Shares representing an ownership interest in our ordinary shares or ordinary shares represented by such American Depositary Shares, as the case may be.
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
•the prospects of attaining, maintaining and expanding marketing authorization for our lead drug candidate, obefazimod;
•the potential attributes and clinical advantages of obefazimod and our future drug candidates;
•the initiation, timing, progress and results of our preclinical and clinical trials (and those conducted by third parties) and other research and development programs;
•the timing of the availability of data from our clinical trials, including our Phase 3 maintenance trial of obefazimod in moderately to severely active ulcerative colitis and Phase 2b trial of obefazimod in Crohn's disease;
•the timing of and our ability to advance drug candidates through clinical development;
•the timing or likelihood of regulatory meetings and filings;
•the timing of and our ability to obtain and maintain regulatory approvals for obefazimod and any of our future drug candidates;
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
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (the "SEC"),
including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special Note Regarding Forward-
Looking Statements” above.
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
Since our inception, we have incurred net losses. For the years ended December 31, 2025, 2024 and 2023, we reported net losses of €336.1 million, €176.2 million, and €147.7 million, respectively. As of December 31, 2025, we carried forward accumulated tax losses of €912.9 million.
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
Our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting. As previously disclosed in our Form 20-F for the period ended December 31, 2023 and originally in our Form F-1, management identified material weaknesses in our internal controls over financial reporting. These material weaknesses continue to exist as of December 31, 2025. The material weaknesses identified in December 31, 2025 are related to a lack of (i) design and implementation of effective risk assessment process
(Risk Assessment), (ii) formal, documented and implemented processes, controls and review procedures (Control
Activities), (iii) sufficient processes to identify, capture and communicate information necessary to support the functioning of internal controls over financial reporting (Information and Communication) and (iv) process to identify, maintain, and develop all control activities (Monitoring Activities). These material weaknesses are specifically due to a lack of sufficient number of professionals with an appropriate level of internal control knowledge, training and experience and the need to continue to reinforce our internal control governance (Control
Environment). These material weaknesses did not result in a material misstatement to our financial statements included herein, however these material weaknesses could result in material inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.
We have developed a remediation plan to address these material weaknesses and strengthen our controls in these areas. In this regard, we have reorganized our finance and accounting function by hiring additional experienced employees to provide more review and oversight over our financial processes. While we are working to remediate the material weaknesses as quickly and efficiently as possible, we cannot at this time provide the expected timeline in connection with implementing our remediation. As of December 31, 2025, we had not fully completed the remediation of these material weaknesses. These remediation measures may be time-consuming and costly and might place significant demands on our financial and operational resources. There is no assurance that the actions we may take in the future will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.
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
We carry a goodwill amount of €18.4 million on our balance sheet as a result of past business acquisitions with respect to obefazimod. We are required to review our goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate evidence of impairment. We did not record any goodwill impairment loss for the years ended December 31, 2025, 2024 or 2023, as we have not identified reasons to impair the goodwill related to obefazimod. However, there can be no assurance that, based on the results of our annual goodwill impairment tests, we will not be required to identify further goodwill impairment losses, which could have a material adverse effect on our results of operations.
Current equity agreements and convertible debt instruments may dilute our equity resulting in dilution to our shareholders.
Since our incorporation, we have issued and granted founder’s share warrants (BCE) and share warrants
(BSA) and granted free shares (AGA) to persons linked to us and financing entities. We have also issued convertible bonds. See "Item 5.B—Liquidity and Capital Resources."
The theoretical exercise or vesting of all the founder’s share warrants (BCE), share warrants (BSA) and free shares (AGA) issued and outstanding as of December 31, 2025, excluding securities held by financing entities, would result in the issuance of 8,857,084 potential new ordinary shares, resulting in a hypothetical dilution equal to
11.3 % based on our outstanding share capital as of December 31, 2025.
Our general meeting of June 6, 2025 delegated authority to the board of directors (the “Board”) to carry out one or more capital increases and/or issues of securities giving access to our capital subject to the following limitations:
•a total maximum nominal amount of the capital increases set at €250,000 (or the equivalent value of that amount in the event of an issue in another currency) with a total maximum nominal amount of the debt securities that may be issued set at €150,000,000 (or the equivalent value of that amount in the event of an issue in another currency); and
•the shares that may be issued or allotted in the context of equity incentive plans (share warrants (BSA), share options and/or free shares (AGA)) may not exceed 10% of the share capital on a fully diluted basis recorded as of June 6, 2025. As of December 31, 2025, our equity incentive plans were 9.2% of our share capital on a fully diluted basis.
Our failure to maintain certain tax benefits applicable to French biopharmaceutical companies may adversely affect our operations and finances.
As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the Research and Development Tax Credit (crédit impôt recherche) (“CIR”), which is a French tax credit aimed at stimulating research and development. CIR can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represents €3.1 million for 2025. The French tax authorities, with the assistance of the Higher Education and Research Ministry, may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions or deductions in respect of our research and development activities and, should the French tax authorities be successful, our credits may be reduced, which would have a negative impact on our results of operations and future cash flows.
Furthermore, the French Parliament may decide to eliminate, or to reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time. If we fail to receive future CIR amounts, our business, prospects, financial condition, cash flows or results of operations could be adversely affected.
We may be unable to carry forward existing tax losses.
As of December 31, 2025, we carried forward accumulated tax losses of €912.9 million. In 2014, we acquired the companies Splicos, Wittycell and Zophis by means of a universal transfer of assets and liabilities. The tax losses carried forward of the three companies combined (Splicos, Wittycell and Zophis) amounted to €26.0 million on the date of the mergers and transfer of remaining assets. The transfer to us of these losses was subject to a post-merger approval by the French tax authorities, which approved the transfer of a total amount of €22.5 million of tax losses.
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
The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our drug candidates are, and will remain, subject to comprehensive and extensive regulation controlled by the EMA and European Union Member States national authorities in the European Union, the Food and Drug Administration
(“FDA”) in the United States, the Pharmaceuticals and Medical Devices Agency (“PMDA”) in Japan and other regulatory authorities in other countries, with regulations differing from country to country. Subject to limited exceptions, we are not permitted to market our drug candidates in the European Union, the United States or Japan until we receive a MA from the European Commission following EMA’s opinion or (a) European Union Member
State(s) authority(ies) or a new drug application (“NDA”) from the FDA or an approval from the PMDA, respectively. Regulators of each jurisdiction have their own procedures for approval of drug candidates. We have not applied for any MA for any of our drug candidates yet. Failure to obtain regulatory approval for our drug candidates in any jurisdiction will prevent us from commercializing and marketing our drug candidates in such jurisdictions, and marketing authorizations may be granted for narrow indications which may significantly reduce the scope of market of our drug candidates.
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
In addition, delays in approvals or rejections of marketing applications in the European Union, the United
States or other countries may be based upon many factors, including regulatory requests for additional analyses, reports, data, preclinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of drug development and the emergence of new information regarding our drug candidates or other drug candidates. Even if a drug is approved, the FDA, the
European Commission or the PMDA, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling or require expensive and time-consuming post-marketing clinical trials or reporting as conditions of approval.

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
•suspending, varying or withdrawing regulatory approvals;
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
Although the products we are developing are intended to provide a therapeutic response to a need that is presently not entirely or adequately met, poor market penetration resulting from one or more of the factors described above would have a negative impact on their commercialization and on our ability to generate profits, which could have a material adverse effect on our business, outlook, financial position, income and growth.
The level of market acceptance and sale of our drug candidates, if approved, will heavily depend on the availability of coverage and adequate reimbursement from third-party payors. The conditions for setting the sales price and reimbursement rate for drugs are beyond the control of pharmaceutical companies. They are decided by competent public committees and bodies and by social security or private insurance companies and are dependent on a number of factors. Pricing and reimbursement schemes vary widely from country to country. In the European
Union, pricing and reimbursement are determined individually by European Union Member States. For example, some countries may approve a specific price for a product while others may instead allow companies to fix their own prices for products but monitor and control company profits. Within the US, as a principle, drug companies set their own list prices, which may then be discounted through negotiations with payors. However, the U.S.
Department of Health and Human Services ("HHS") has been empowered to negotiate the price of certain single-
source drugs that have been on the market for at least seven (7) years under Medicare as part of the Medicare Drug
Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug
Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. Additionally,
HHS imposes rebates on Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis.
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
•delays in submitting investigational new drug applications in the United States or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators or institutional review boards (“IRBs”) or positive opinions from ethics committees to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;
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
•regulators or IRBs may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site or ethics committees may not issue required positive opinions;
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
•we may elect to, or regulators, IRBs, ethics committees or Data Safety Monitoring Boards (“DSMBs”)
may require that we or our investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
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
We also may evaluate our drug candidates in combination with one or more therapies that have not yet been approved for marketing by the FDA, European Commission, PDMA or similar foreign regulatory authorities. We will not be able to market and sell any drug candidate we develop in combination with an unapproved therapy if that unapproved therapy does not ultimately obtain marketing approval. In addition, unapproved therapies face the same risks described with respect to our drug candidates currently in development, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA, European Commission, PDMA, or similar foreign regulatory authorities approval.
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
federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. Similar requirements and related risks apply outside the U.S. If we cannot successfully manage the promotion of any drug candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.
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
Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments, such as the wars in Ukraine and Iran, tariffs and global economic phenomena, as well as general financial market turbulence, natural phenomena and any public health crisis. Uncertainty about global economic conditions could result in:
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
We are dependent on third parties for the supply of various materials, including chemical or biological products that can barely be substituted and are necessary to produce drug candidates for our clinical trials and, ultimately, commercial supply for any of our drug candidates that may receive approval.
The facilities used by our third-party manufacturers must be approved for the manufacture of our drug candidates by the FDA, the national competent authorities of EU Member States and any comparable foreign regulatory authorities in other jurisdictions, pursuant to inspections that may be conducted after we submit an NDA to the FDA, a marketing authorization application ("MAA") to the EMA, or submit a comparable marketing application to a comparable regulatory authority. We do not control the manufacturing process of, and are completely dependent on, third-party manufacturers for compliance with GMP requirements for manufacture of our drug candidates. If these third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of any applicable regulatory authority, they will not be able to secure and/or maintain regulatory approval for the use of their manufacturing facilities.
In addition, we have no control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If any regulatory authority does not approve these facilities for the manufacture of our drug candidates, or if such authorities withdraw any such approval in the future, we may be required to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our drug candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our financial position.
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
We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures, reckless and/or negligent conduct or unauthorized activity that violates (i) the laws and regulations of the European Economic Area (“EEA”)
countries, the European Union, FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, (ii) manufacturing standards, (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in Europe, the United States and elsewhere, (iv) laws that require the true, complete and accurate reporting of financial information or data and (v)
insider trading laws of the European Union, the United States or other jurisdictions. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.
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
Moreover, governmental investigations by health regulatory agencies such as the FDA or EMA or securities regulatory agencies, such as the AMF or SEC, litigation or other legal proceedings may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. Such investigations, litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, manufacturing, sales, marketing or distribution activities. Uncertainties resulting from the initiation and continuation of litigation or other proceedings relating to applicable laws and regulations could have an adverse effect on our ability to compete in the marketplace.

We have limited infrastructure in market access, sales, marketing and distribution.
We lack infrastructure and resources in the fields of sales, marketing and distribution. We need to develop our own marketing and sales capacity, either alone or with partners once marketing authorizations have been obtained.
As part of setting up our sales and marketing infrastructure, we will need to incur additional expenses, mobilize management resources, implement new skills and take the time necessary to set up the appropriate organization and structure to support the products in accordance with current legislation and, more generally, optimize commercialization efforts. We compete with many companies that currently have extensive, experienced and well-
funded market access, marketing and sales operations to recruit, hire, train and retain marketing and sales personnel, and will have to compete with those companies to recruit, hire, train and retain any of our own market access, marketing and sales personnel. If we are unable to expand our sales and marketing team, we may be unable to compete successfully against these more established companies. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration. If we are unable to enter into such arrangements when needed, on acceptable terms, or at all, we may not be able to successfully commercialize any of our drug candidates that receive regulatory approval or any such commercialization may experience delays or limitations. Factors that may inhibit our efforts to build a sales, marketing and distribution organization include:
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
In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies. EU member states may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. The downward pressure on health care costs has become intense. In addition, EU Member States may require the completion of additional health technology assessments that compare the cost- effectiveness of a particular product candidate to currently available therapies. This Health Technology Assessment (HTA) process is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of
HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. At the EU level, Regulation
No 2021/2282 on Health Technology Assessment (“HTA Regulation”) amending Directive 2011/24/EU, was adopted on December 13, 2021 and entered into application on January 12, 2025 through a phased implementation.
The HTA Regulation initially applies to new active substances for oncology and ATMPs. It will be expanded to orphan medicinal products in January 2028, and to all centrally authorized medicinal products as of 2030. Select high-risk medical devices also came into scope in 2026. The HTA Regulation is intended to boost cooperation among Member States in assessing health technologies, including new medicinal products. The HTA Regulation establishes a framework for EU level joint clinical assessments, joint scientific consultations, and the early identification of emerging health technologies, in order to speed up the availability of innovative products on the EU market. The HTA Regulation permits EU Member States to use common tools, methodologies, and procedures and requires them to rely on and take into consideration EU level joint clinical assessment reports for the clinical components of their national HTA evaluations. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.
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
In addition, some of our customers may be subject to the EU’s Digital Operational Resilience Act (DORA)
and similar UK regulatory requirements on operational resilience. These laws may obligate our customers to impose contractual provisions on us, including certain mandatory third-party risk management provisions. If we fail to materially comply with these contractual requirements, we may be subject to investigations, audits or other adverse consequences.
Remote work has increased risks to our information technology systems and data, as our personnel utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations)
could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
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
While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures have been or will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We have not and may not in the future, however, detect and remediate all such vulnerabilities including on a timely and effective basis. Further, we have and may in the future experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. These vulnerabilities could be exploited and result in a security incident.
It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.
Any of the previously identified or similar threats have in the past  caused and could in the future cause a security incident or other interruption that has caused in the past or could in the future result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to or other compromise of our sensitive data or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our services.
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
Further, in Europe, a new unitary patent system took effect June 1, 2023, which significantly impacts
European patents, including those granted before the introduction of such a system. Under the unitary patent system,
European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (the "UPC"). As the UPC is a new court system, there is currently little precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the
UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC.
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
One of the major issues for a growing company like ours is to successfully develop, alone or with the help of partners, products incorporating our technologies in an increasingly restrictive regulatory environment. The pharmaceutical industry faces constant changes in its legal and regulatory environment and increased oversight by the competent authorities, such as the National Agency for Medicines and Health Products Safety (“ANSM”) in
France and other national competent authorities of EU Member States and the EMA in the European Union, the
FDA in the United States or the PMDA in Japan, and other regulatory authorities in the rest of the world. At the same time, the public is demanding more guarantees and transparency regarding drug safety and efficacy. This may at any time lead to a more restrictive regulatory environment for our drug candidates which may have a material adverse effect on business, financial position, income, growth and outlook.
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
•U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education
Reconciliation Act, or collectively the (“ACA”), that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare,
Medicaid or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to Concerned Member States (“CMS”) payments and other transfers of value provided to physicians, certain other healthcare providers (such as physicians assistants and nurse practitioners), and teaching hospitals, and require certain manufacturers and group purchasing organizations to report annually certain ownership and investment interests held by physicians or their immediate family members; and

•analogous state or foreign laws and regulations, such as state and foreign anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state and foreign marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the U.S. federal requirements, state and foreign laws that require regulatory licenses to manufacture or distribute our products commercially and/or the registration of pharmaceutical sales representatives in the jurisdiction, state and foreign laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the government and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.
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
There have been judicial, congressional and executive branch challenges to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act, or OBBBA, was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of
Americans with health insurance.  The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.  We expect that additional
U.S. federal healthcare reform measures will be adopted in the future.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted.
For example, on August 2, 2011, the Budget Control Act of 2011 was signed into law which among other things, led to aggregate reductions in Medicare payments to providers. These reductions went into effect on April 1, 2013 and will remain in effect until 2032, unless additional Congressional action is taken.
The current U.S. presidential administration is pursuing policies to reduce regulations and expenditures across government. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform (TrumpRx), U.S. patients and Medicaid programs prescription drug
Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions and proposals include, for example (1) reducing agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on imported pharmaceutical products;
and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising.
Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks.  In June 2024, in Loper Bright
Enterprises v. Raimondo, the U.S. Supreme Court greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations.

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
We expect that other healthcare reform measures may be adopted in the future, which may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drug candidates.
In addition, on December 11, 2025, the European Commission, the Parliament and the European Council
reached a political agreement on a comprehensive overhaul of EU pharmaceutical legislation (the “Pharma
Package”). The reform has been under negotiation since the European Commission submitted its proposal in April
2023. This package - comprised of a new directive and regulation to replace existing legislation – aims to modernize the EU framework. The political agreement is still subject to formal approval by the European Parliament and
Council. If approved in the form proposed, the Pharma Package will, among other changes, reduce the baseline market protection period by one year, with limited opportunities for extensions; reshape the incentives regime for orphan medicinal products; and expand the Bolar exemption. A decrease in market exclusivity opportunities for our product candidates in the EU, combined with the expanded Bolar exemption, could open them to generic or biosimilar competition earlier than under the current regime, potentially impacting reimbursement status and the commercial prospects of our product candidates.
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
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the California
Consumer Privacy Act of 2018 (“CCPA”) requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages.
Numerous other states have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. While the CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts and may increase legal risk and compliance costs for us and the third parties upon whom we rely.
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
(“PIPEDA”), and China’s Personal Information Protection Law (“PIPL”) impose strict requirements for processing personal data. In Europe, the Network and Information Security Directive (“NIS2”) regulates resilience and incident response capabilities of entities operating in a number of sectors, including the health sector. Non-compliance with
NIS2 may lead up to administrative fines of a maximum of 10 million Euros or up to 2% of the total worldwide revenue of the preceding fiscal year.
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
Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive
Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered persons that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours and may impact our ability to transfer data in connection with certain transactions or agreements.
In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. Depending upon the context, we may also be bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.
We publish and may publish privacy policies, marketing materials, whitepapers, and other statements, such as compliance with certain certifications or self-regulatory principles, concerning data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.
Our employees and personnel use artificial intelligence (including generative AI, agentic AI, or machine learning – collectively “AI”) and/or automated decision-making technologies to perform their work, and the disclosure and use of personal data in AI technologies is subject to various privacy laws and other privacy obligations.  Governments have passed and are likely to pass additional laws and regulations regulating AI and/or automated decision-making technologies.  Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits.
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
Based on our analysis of our financial statements, activities and relevant market and shareholder data, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value of our goodwill, which may be determined by reference to the value of our ADSs, which could fluctuate considerably). We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of non-passive income to offset our passive income. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a
PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (the "IRS") will agree with our conclusion and that the IRS would not successfully challenge our position. Each U.S. holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences.
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
We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the
Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we make annual and semi-annual filings with respect to our listing on Euronext Paris, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act.
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
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we could lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than
50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. For additional information relating to our principal shareholders, see "Item 7.A Major Shareholders".
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
We did not incur any material capital expenditures for the years ended December 31, 2025, 2024 and 2023 other than in the ordinary course of business, as described below in Item 5—Operating and Financial Review and
Prospects.
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
Our initial focus is on inflammatory bowel diseases ("IBD"), chronic conditions involving inflammation of the gastrointestinal tract, of which the two most common forms are ulcerative colitis ("UC") and Crohn’s disease
("CD").
We believe our lead drug candidate, obefazimod, is differentiated from competing approaches for the treatment of IBD via its novel mechanism of action ("MOA"). Obefazimod was demonstrated to specifically enhance the expression of a single micro-RNA, miR-124, which plays a critical role in the regulation of the inflammatory response. In the context of inflammation, miR-124 is a natural regulator of the inflammatory response, controlling progression of inflammation and restoring homeostasis of the immune system, without causing broader immunosuppression. In contrast to currently available advanced therapies, prescribed post-conventional therapies, some of which target only a single cytokine or pathway, miR-124 modulates the expression of several key cytokines and pathways. Modulating multiple inflammatory pathways simultaneously may lead to more durability of efficacy results over the long-term, which is critical in lifelong conditions such as IBD, potentially differentiating obefazimod from currently available IBD treatments.

Our Pipeline
Our lead drug candidate, obefazimod, is currently in Phase 3 clinical development for the treatment of moderately to severely active UC. We are continuing to develop obefazimod for the treatment of CD and are evaluating potential combination therapy opportunities in IBD to pursue. In parallel, we are in the process of strengthening our development portfolio by generating follow-on compounds based on our miR-124 platform and assessing external early drug candidates in IBD. The chart below sets forth details of our pipeline:
1 Under evaluation based on induction and maintenance Phase 3 clinical trials.
Our Strategy
Our primary goal is to develop and commercialize obefazimod for the treatment of IBD, starting with moderately to severely active UC and CD. We focus on indications with high unmet needs with substantial commercial potential. To achieve our goal, we are pursuing the following key elements of our strategy:
•Advance obefazimod through pivotal clinical trials and establish obefazimod as a potential preferred advanced therapy for IBD.
We believe that the strength of the induction data we have generated in July 2025 in our Phase 3 clinical trials, with a pooled 16.4% placebo-adjusted clinical remission rate after 8 weeks of treatment, and a highly differentiated placebo adjusted clinical response rate across all lines of bio-naïve and bio-refractory patients, including JAK resistant patients, with no major safety concerns, uniquely positions obefazimod as a potential  highly competitive advanced therapy choice for moderately to severely active UC, if approved.
We also believe that the strength of the maintenance data demonstrated in our Phase 2b trial (as evidenced by a clinical remission rate of 53%, clinical response rate of 73% and no new adverse safety signals observed from our two-year Phase 2b open label maintenance trial), should they be confirmed in our ongoing Phase 3 maintenance trial, could further position obefazimod as a potential treatment of choice for all UC patient treatment lines.
Based on the positive clinical data generated in our UC trials, preclinical studies in dextran sulfate sodium
("DSS") mouse model which provide support for pursuing further development in CD, and underlying biological and mechanistic rationale, we also initiated a Phase 2b clinical trial in patients with CD in the fourth quarter of 2024, with a planned top-line induction data read-out in the fourth quarter of 2026. CD causes long-lasting inflammation and ulcers in the digestive tract, with fibrosis and structuring, playing a key role in disease progression. It differs from UC in that it affects the entire thickness of the bowel wall and all parts of the digestive tract from mouth to anus. However, CD shares many of the underlying pathophysiological processes and clinical manifestations of UC, and, as a result, the current treatment paradigm of CD is similar to UC, as described further below.
In addition, we believe that obefazimod’s clinical profile observed to date lends itself to potential combinations with existing or new therapies, which we are exploring.
•Potential combination therapy in IBD with obefazimod.
Currently available therapies have limited efficacy and durability that wane over time, have extensive pre-
initiation requirements, carry significant safety and tolerability challenges (such as black box safety warnings), and many of them are injectable biologics. We believe several of obefazimod’s attributes make it a potentially attractive candidate to pair with other advanced treatments. First, the oral route of administration is preferred by a majority of patients, potentially resulting in higher levels of medication adherence. Further, obefazimod’s proposed MOA harnesses the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. The novel MOA of obefazimod potentially lends itself as complementary to other oral or injectable agents with the potential of improving the induction and remission efficacy over monotherapy. We have initiated a formal process evaluating oral and injectable combination therapy candidate with obefazimod in UC. In September 2024, we announced initial preclinical combination data of obefazimod combined with etrasimod in a mouse model of IBD. The results showed that treatment with the combination improved the response on body weight protection and Disease Activity Index, and a synergistic and statistically significant reduction of several cytokines (TNFa, IL-17, IL-6, IFNg) in the blood compared to each drug alone. Beyond this current
S1P opportunity, we are also investigating potential synergies with agents resulting from several other
MOAs (a4b7, IL-23, PDE-4 and ahR).
Additional preclinical data to support our decision-making on a combination agent, which would also be based on an evaluation of our induction and maintenance data from our Phase 3 clinical trials, is expected in 2026.
•Leverage library of miR-124 enhancers to expand our pipeline in chronic inflammatory diseases.
Based on the mechanistic concept of obefazimod, we have launched a research and development program to generate new potential drug candidates to strengthen our intellectual property portfolio on the miR-124 platform and to identify additional drug candidates from our proprietary small molecule library that includes additional miR-124 enhancers. We expect to announce an obefazimod follow-on candidate selection in 2026.
We may also consider R&D portfolio additions anytime, with compounds resulting from external scientific and medical partnerships in chronic inflammatory diseases.at preclinical or clinical stage.
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
Our Lead Drug Candidate for the Treatment of Inflammatory Diseases: Obefazimod
Obefazimod is an oral small molecule drug candidate in clinical development for the treatment of moderately to severely active UC and CD. We believe that obefazimod is the only small molecule drug candidate in clinical development with a mechanism of action that was demonstrated to specifically enhance the expression of a single micro-RNA, miR-124, which plays a critical role in the regulation of the inflammatory response.
Our Market Opportunity: UC and CD
The estimated market opportunity for UC was approximately $9.2 billion in worldwide sales in 2025 and is expected to reach $21.8 billion in worldwide sales in 2032. In the United States, UC sales were approximately $6.0 billion in 2025 and are expected to reach $14.9 billion by 2032. The UC market has seen tremendous growth which is expected to continue. From 2020 to 2025, U.S. advanced therapy usage has increased by approximately 96% from approximately 138,000 advanced therapy patients in 2020 to approximately 271,000 advanced therapy patients in
2025. Recent and future anticipated growth stems from recent launches in UC, increased advanced therapy use, and differentiated MOA currently in the pipeline. We currently estimate that approximately 300,000 moderate-to-severe
UC patients in the United States, out of an estimated 500,000 patients, are on conventional therapy or steroids only, and a safe, efficacious, oral therapy will have the unique ability to further penetrate this patient segment. We believe the potential for oral agents to gain significant market share is supported by physician and patient preference for the convenience of oral administration over injectable agents, increasing demand for therapies with long-term efficacy profiles and the opportunity for potent and well-tolerated oral agents to expand the overall segment of the moderately to severely active UC population undergoing treatment.
The estimated market opportunity for CD was approximately $15.2 billion in worldwide sales in 2025 and is expected to reach $19.4 billion in worldwide sales in 2032. In 2025, approximately $10.5 billion of sales were generated from the United States. Similar to the UC market, we believe oral agents represent a significant commercial opportunity, particularly if such therapeutics can provide long-term safety and efficacy profiles comparable to injectable agents. We currently estimate that there are approximately 480,000 moderate-to-severe CD patients in the United States, out of an estimated 800,000 patients.
Summary of Obefazimod’s Mechanism of Action
We believe our lead drug candidate, obefazimod, is differentiated from competing approaches for the treatment of IBD via its novel MOA. It has been demonstrated that obefazimod enhances the expression of a single micro-RNA, miR-124, which plays a critical role in the regulation of the inflammatory response. In the context of inflammation, miR-124 is a natural regulator of the inflammatory response, controlling progression of inflammation and restoring homeostasis of the immune system, without causing broader immunosuppression. Once expressed, micro-RNA interact with specific mRNA targets and decrease their translation into proteins to regulate specific pathways. miR-124 is known to have an effect on two key immune cells, Th17 cells and macrophages, which causes reductions in both cell populations in the gut, as well as decreases in key related cytokines such as IL-17 and IL-6.
IL-23, and TNFα. In addition, we now have pre-clinical evidence that obefazimod has an effect on fibroblasts and other fibrosis-related cell types. We know that miR-124 can target both TGF-β pathways and matrix metalloproteinases ("MMPs"), and this can potentially have an anti-fibrotic effect, as illustrated in the images below.

As further support of our understanding of obefazimod's MOA, in both ABTECT Phase 3 induction trials, we observed that obefazimod significantly reduced IL-17A and IL-6 levels in serum in patients at week 8 compared with placebo as seen in the image below. IL-17A and IL-6 reflect effects on the Th17 and inflammatory macrophage populations, which are all drivers of mucosal inflammation in both UC and CD.

Overview of Our Completed Phase 3 ABTECT Induction Trials and Ongoing Phase 3 ABTECT Maintenance
Trial
We initiated our pivotal Phase 3 clinical trials of obefazimod for the treatment of moderately to severely active
UC in October 2022, which consists of two induction trials (ABTECT-1 and ABTECT-2) and one ABTECT maintenance trial. In July 2025, we announced the top-line data from the two ABTECT induction trials. Overall,
1,275 patients were randomized and 1,272 patients were treated in ABTECT-1 (N=636) and ABTECT-2 (N=636).
Below are the trial designs of our ABTECT induction and maintenance trials.
In both trials, baseline demographics and disease characteristics were similar between groups; 45% and 49%
of patients had inadequate response to one or more advanced therapies. A slightly more severe and refractory population were randomized to the 25 mg group in ABTECT-2 compared to ABTECT-1. Overall this was a highly refractory patient population with approximately 21% of advanced therapy inadequate responders having previously failed a JAK inhibitor.
In the pooled analysis of ABTECT trials, a significantly higher proportion of patients receiving obefazimod 50 mg (20.8%) or obefazimod 25 mg (17.6%) versus placebo (4.4%) achieved clinical remission (obefazimod 50 mg-
placebo difference: 16.4%, p<0.0001; obefazimod 25 mg-placebo difference: 13.2%, p<0.0001) and met all key secondary endpoints in both trials. A significantly higher proportion of patients receiving obefazimod 50 mg
(ABTECT-1: 21.7%, ABTECT-2: 19.8%) versus placebo (2.5% and 6.3%) achieved clinical remission (obefazimod
50 mg-placebo difference: ABTECT-1: 19.3%, p<0.0001; ABTECT-2: 13.4%, p=0.0001) and met all key secondary endpoints in both trials. In ABTECT-1, a significantly higher proportion of patients receiving obefazimod 25 mg versus placebo achieved clinical remission (obefazimod 25 mg -placebo difference: 21.4%, p<0.0001) and met all key secondary endpoints. These results are shown in the charts below.

Notes:
(a) % Difference is for ABX464 minus placebo and is based on estimated common risk difference using the Mantel-Haenszel weights adjusting for the randomization stratification factors: inadequate response to advanced therapies (yes/no), Baseline oral corticosteroids usage (yes/no). P-
values are two sided. NRI is used for subjects with missing outcome at Week 8 and subjects reporting any IE prior to Week 8.
(b) Clinical remission is defined as SFS = 0 or 1, and RBS = 0 and MES = 0 or 1 (MES of 1 modified to exclude friability).
Endoscopic improvement is defined as MES = 0 or 1 (MES of 1 modified to exclude friability).
Clinical response is defined as a reduction from Baseline in MMS >= 2 points and a relative reduction from Baseline in MMS >= 30%, and a reduction from Baseline in RBS >= 1 point and/or RBS = 0 or 1. HEMI is defined as MES = 0 or 1 and Geboes Index score <3.1
The overall rates of serious adverse events and treatment emergent adverse events ("TEAEs") leading to study drug discontinuation for patients treated with obefazimod were similar to placebo. Proportions of patients who reported at least one TEAE in ABTECT-1 were 59.4%, 46.9%, and 53.2% for obefazimod 50 mg, obefazimod 25 mg, and placebo, respectively. For ABTECT-2, TEAEs occurred in 61.0%, 50.9%, and 48.4% for obefazimod 50 mg, obefazimod 25 mg, and placebo, respectively. The most frequent TEAE was headache (obefazimod 50 mg:
20.8-25.8%; obefazimod 25 mg: 14.5-15.6%; placebo: 5.7%). The headaches were mild, transient, short in duration and not a barrier to treatment, as evidenced by a low discontinuation rate of 1.6%. No signal was observed for serious, severe, or opportunistic infections or malignancies. No clustering of serious TEAEs was observed; only worsening of UC and pneumonia were reported more than once in any individual treatment arm.
Obefazimod’s tolerability profile indicates potentially important clinical differentiation. As of the data cutoff date (September 30, 2025), 1,372 patients have received obefazimod in all completed and ongoing clinical trials across all indications, including 324 patients for longer than one year. Additionally, 1,163 patients have received only blinded obefazimod or placebo in the ABTECT program or Phase 2b clinical trial in CD.
We also conducted sub-group analyses for efficacy endpoints at week 8 for patients with and without prior inadequate response to advanced therapies (AT-IR-Yes, AT-IR-No). In a pooled analysis of ABTECT-1 and
ABTECT-2, a higher proportion of the AT-IR-Yes subgroup receiving obefazimod 50 mg achieved all efficacy measures relative to placebo including clinical remission (obefazimod 50 mg – placebo difference: 10.1%). In the
AT-IR-Yes subgroup, the difference from placebo across all efficacy measures was lower for patients receiving obefazimod 25 mg relative to obefazimod 50 mg. In the AT-IR-No subgroup, larger proportions achieved all efficacy measures relative to placebo including clinical remission (obefazimod 50 mg – placebo difference: 22.4%).
In the AT-IR-No subgroup, obefazimod 50 mg and obefazimod 25 mg performed similarly in the pooled analysis across efficacy measures. In the subset of patients who failed JAKi, higher proportions of patients receiving obefazimod 50 mg or obefazimod 25 mg achieved clinical response vs. placebo. The difference from placebo in clinical response for obefazimod 50 mg was >25% across lines of treatment, from AT-IR-No through 4+ AT-IRs as seen below.

Notes:
(a) % Difference is for ABX464 minus placebo and is based on estimated common risk difference using the Mantel-Haenszel weights adjusting for the randomization stratification factors: inadequate response to advanced therapies (yes/no), Baseline oral corticosteroids usage (yes/no). P-
values are two sided. NRI is used for subjects with missing outcome at Week 8 and subjects reporting any IE prior to Week 8.
(b) Clinical response is defined as a reduction from Baseline in MMS >= 2 points and a relative reduction from Baseline in MMS >= 30%, and a reduction from Baseline in RBS >= 1 point and/or RBS = 0 or 1
We expect to report top-line data from our Phase 3 ABTECT maintenance trial in late second quarter of 2026.
Subject to positive data, we currently expect to submit our NDA with the FDA in the fourth quarter of 2026.
Overview of Our Completed Maintenance Phase 2b Clinical Trial of Obefazimod for the Treatment of UC
Of the 222 patients who completed our 16-week Phase 2b induction trial, 217 patients (98%) enrolled in the subsequent open-label maintenance trial to evaluate the long-term safety and efficacy profile of obefazimod for up to two years, irrespective of treatments or treatment outcome during the induction phase.
At week 48, of those 217 patients who received a 50 mg once-daily oral dosing with obefazimod, 178 patients
(82%) had clinical response, 119 patients (55%) were in clinical remission, 133 patients (61%) had endoscopic improvement and 72 patients (33%) had endoscopic remission. Among the 98 bio-refractory patients, 66 patients
(67%) had a clinical response, 38 patients (39%) were in clinical remission, 46 patients (47%) had endoscopic improvement and 20 patients (20%) had endoscopic remission at week 96. These results demonstrate potential for long-term clinical remission and clinical response of obefazimod in patients who were refractory to conventional treatments, as well as patients who had previously failed treatment with biologics and/or JAK inhibitors.
Of the patients included in the maintenance trial, 164 patients (76%) completed two years of once-daily oral dosing with 50 mg obefazimod. Thirty patients dropped out during the first year of treatment. Six patients did not qualify for the second year due to non-response after the first year of treatment, and 17 patients dropped out during the second year. These patients were all considered as treatment failures in the intent-to-treat analysis.
Of all 217 patients who entered the Phase 2b open-label maintenance trial, regardless of their status at the end of the 8-week induction period, 119 patients (55%) achieved clinical remission at week 48 and 114 patients (53%)
achieved clinical remission at week 96. Among the 124 patients who achieved clinical response at the end of the 8-
week induction period of the double-blind trial, 82 patients (66%) achieved clinical remission at week 48, mimicking the re-randomization of responders approach typically utilized in Phase 3 maintenance trials, and 74 patients (60%) achieved clinical remission at week 96. This comparison is shown below:

Notes:
1. 217/222 eligible patients enrolled into open-label maintenance trial.
2. Irrespective of the outcome at the end of the 8-week induction phase.
3. n = Number of patients that met the respective endpoint.
4. N = Number of patients in the relevant analysis set.
5. 124 patients achieved clinical response at end of the 8-week induction phase.
6. 93 patients did not achieve clinical response at end of the 8-week induction phase.
Overview of Our Completed Phase 2 Open-Label Trial to Evaluate Long-Term Safety and Efficacy of
Obefazimod at 25 mg in UC
In this open-label maintenance trial, patients who had completed the four-year Phase 2a or 2-year Phase 2b open label maintenance trials, where they had received 50 mg of once-daily obefazimod, were given the opportunity to continue receiving obefazimod at a reduced dose of 25 mg daily for up to five additional years (provided they met the eligibility criteria of Mayo Endoscopic Subscore = 0 or 1). A total of 130 patients entered the trial, as of
September 11, 2024, the data cut-off date, 113 patients have been evaluated out to 48 weeks and 74 patients have undergone the full 96-week evaluation.
At study baseline, 89% (116/130) of patients were in clinical remission. At weeks 48 and 96 of treatment, 84%
(95/113) and 87% (64/74) of patients evaluated were in clinical remission, respectively. Similarly, 92% (119/130) of patients were in symptomatic remission at study baseline. At weeks 48 and 96, 91% (103/113) and 92% (68/74) of patients evaluated were in symptomatic remission, respectively. Similar trends were observed with other efficacy analyses.
The safety results were consistent with previous trials, with no new safety signals detected. Patient retention rates were high, with only 12% (16/130) of patients discontinuing in the first year and 5% (6/114) discontinuing during the second year of treatment. Thirty-three patients had not reached week 96 as of September 11, 2024, the data cutoff date.

Overview of Our Ongoing Phase 2b Crohn's Disease Trial (ENHANCE-CD)
We have also initiated a Phase 2b clinical trial of obefazimod in patients with CD. Our Investigational New
Drug ("IND") application for a Phase 2b clinical trial in patients with CD (trial design shown below) was cleared by the FDA in the fourth quarter of 2023, and we initiated enrollment in October 2024. We intend to announce Phase
2b induction trial top-line results in the fourth quarter of 2026 with the objective to demonstrate clinical response and a tolerability profile consistent with that already observed in our clinical trials for moderately to severely active
UC. Based on the results from this Phase 2b clinical trial, if positive, we intend to proceed to a Phase 3 clinical trial.
Below is the design of our Phase 2b trial:
Existing UC Therapies and Their Limitations
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
Advanced Therapies for UC
Advanced therapies for UC include biological agents as well as emerging oral molecules. Biological agents such as TNF-alpha inhibitors (including infliximab, adalimumab and golimumab), IL-12/23 inhibitors (such as ustekinumab) or IL-23 inhibitors (mirikizumab, guselkumab, risankizumab), specifically block certain inflammatory factors involved in UC. Biological agents also include gut-specific anti-integrin antibodies (such as vedolizumab and natalizumab). Current oral therapies that target inflammatory pathways include JAK inhibitors (such as tofacitinib and upadacitinib), as well as agents that reduce the trafficking of inflammatory cells, such as S1P receptor agonists
(e.g., ozanimod and etrasimod).

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
Recently, there have been efforts to develop drug candidates targeting novel mechanisms, such as S1P receptor agonists and TL1A inhibitors. S1P agonists, while offering convenient oral dosing, have not achieved meaningful commercial adoption. Ozanimod and etrasimod work by blocking the capacity of lymphocytes to egress from lymph nodes, thereby reducing the number of lymphocytes in peripheral blood, which can lead to increased susceptibility to infections. Furthermore, ozanimod, in its UC Study 1 which assessed efficacy during the induction period, achieved 18% clinical remission in all patients compared to 6% for placebo at week 10.  For patients with prior exposure to TNF inhibitors, only 10% of patients achieved clinical remission compared to 5% for placebo.
TL1A inhibitors have garnered interest from those seeking newer targets and agents with differentiated clinical profiles. Merck-Prometheus and Pfizer-Roivant have generated promising early Phase 2 data in both biologic-
experienced and biologic-naïve patients, and have recently initiated Phase 3 clinical trials.
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
These pivotal Phase 3 clinical trials consist of two induction trials (ABTECT-1 and ABTECT-2) and the subsequent ABTECT maintenance trial investigating obefazimod at doses of 25 mg and 50 mg across 36 countries in North America, Latin America, Europe and Asia Pacific, involving 1,275 moderately to severely active UC patients in over 600 sites. Each of the trials were randomized, double-blind and placebo-controlled, using independent and central review of the video-taped endoscopies with the primary endpoint of clinical remission according to the Modified Mayo Score assessed at week 8 (induction) and at the end of the 44-week maintenance trial (total 52 weeks), as recommended by the FDA.
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
Enrollment of the first patient under this program in the United States occurred on October 11, 2022. Top-line data from the ABTECT-1 and ABTECT-2 induction trials were announced in July 2025, and top-line data from the
ABTECT maintenance trial is expected to be announced in late second quarter of 2026.

Additional Clinical Trials Completed with Obefazimod
In addition, three Phase 1 clinical trials have been completed in 2025 to assess the tolerability and safety profile of obefazimod: (i) two drug-drug interaction trials, for the purposes of providing further information on any possible interactions of obefazimod with other drugs, for which we enrolled 24 and 36 healthy volunteers respectively; and (ii) a trial in participants with mild and moderate hepatic impairment compared to matched control normal liver function participants, for the purposes of assessing pharmacokinetics, safety and tolerability in this population, for which we enrolled 30 participants. The results of these Phase 1 clinical trials provide supportive data for our further clinical development and New Drug Application (“NDA”) submission. Furthermore, additional Phase
1 clinical trials to support NDA submission are ongoing. While we have decided not to pursue additional clinical work in rheumatoid arthritis ("RA") at this point, we have completed a Phase 2a clinical trial in patients with RA, where we saw encouraging proof-of-concept data supporting obefazimod’s potential role in addressing inflammatory conditions beyond IBD.
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
Additional preclinical data to support our decision-making on a combination agent is expected by the end of 2026.
Follow-On Compounds Program
Based on the mechanistic concept of obefazimod, a research and development program is currently ongoing to generate new potential drug candidates to strengthen our intellectual property portfolio on the miR-124 platform.
The first follow-on drug candidate is expected to be selected in 2026.

Additional Ongoing Pre-Clinical Research
A major complication of chronic inflammation in IBD is fibrosis, particularly in CD. To date, no efficacious anti-fibrotic treatment for IBD patients is available. As miR-124 is reduced in fibrotic tissue and can suppress TGF-
β, a central driver of fibrogenesis, we assessed whether obefazimod-mediated miR-124 induction affects collagen deposition and fibrotic markers in preclinical models.
Two sets of experiments were performed to assess the anti-fibrotic effects of obefazimod: (1) in vitro fibrosis was evaluated in the Scar-in-a-Jar ("SiaJ") model using human small-intestinal fibroblasts, stimulated with an IBD-
fibrotic cytokine cocktail ("IBD-FC"). Nintedanib, omipalisib and upadacitinib were used as comparators. Readouts included cytotoxicity, PRO-C3, and α-SMA; and (2) in vivo effects were assessed in the chronic TNBS-colitis mouse model, where obefazimod (100 mg/kg) or control (vehicle or thalidomide) were administered orally either from day 5 (anti-inflammatory + fibrosis-preventive effect) or from day 20 (early-onset anti-fibrotic effect). Disease activity, body weight, colon parameters, histology and collagen deposition were analyzed.
Our results were as follows: in vitro, obefazimod induced a statistically significant 50% reduction in PRO-C3 at day 12, compared with the IBD-FC condition and upadacitinib (live-cell–adjusted, p<0.0001 vs. IBD-FC).
Notably, the IBD-FC SiaJ assay showed pathway specificity: nintedanib showed no activity, while omipalisib did
(as shown below). Additionally, cell-number–adjusted analysis showed significant α-SMA reduction by obefazimod indicating a strong inhibition of fibroblast activation (p< 0.0001 vs. IBD-FC, as shown below). In vivo, the known anti-inflammatory effects of obefazimod were confirmed in the chronic colitis model under both dosing schedules.
Moreover, results from this initial experiment showed a reduction in the fibrosis score and collagen deposition was reduced by approximately 52% with day 5 dosing and approximately 42% with day 20 dosing in the Sirius Red assay, whereas thalidomide as a positive control achieved approximately 24%. These data support an anti-fibrotic effect of obefazimod in two well-established models, inhibiting collagen deposition and fibroblast activation. Initial in vivo mouse data, aligned with the in vitro findings, indicate that obefazimod may act in a unique way on both intestinal inflammation and fibrosis. We believe these promising results provide a strong rationale to further investigate obefazimod’s anti-fibrotic potential in our ongoing Phase 2b CD trial. These results below were presented at ECCO 2026.

Notes: Obefazimod treatment initiated on either day 5 (anti-inflammatory + fibrosis-preventive effect) or from day 20 (early-onset anti-fibrotic effect); ***p<0.001, ****p<0.0001 one-way ANOVA with Tukey’s multiple comparisons test
Manufacturing and Supply
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
Competition
We compete with companies that have drugs on the market or are developing drug candidates for chronic IBD.
The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change, as researchers learn more about chronic IBD and develop new technologies and treatments.
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
(vii) manufacturing costs; intellectual property and patent rights and their protection; and (viii) sales and marketing capabilities. Our competitors in the chronic inflammatory disease field are primarily large pharmaceuticals companies including, but not limited to, AbbVie, Johnson & Johnson, Takeda, Pfizer and Eli Lilly. Merck, Roche,
and Teva/Sanofi are all potential future competitors based on recent acquisitions of TL1A molecules. Several lines of research are being developed to improve the treatment of IBD. Many companies are working to develop new, more effective and better tolerated treatments with more practical formulations, especially small molecules administered orally, better accepted than monoclonal antibodies that require administration by injection or intravenous infusions.

The molecules on the market and in development have various mechanisms of action and are primarily:
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
In 2021, Eli Lilly reported that mirikizumab (Anti-IL-23) generated data in a Phase 3 maintenance trial in patients with UC that led to European Commission and FDA approvals for UC. Regulatory filings have also been submitted for CD. All these drugs are injectable (Humanized mAb). Abbvie received FDA approval in moderately to severely active UC for Skyrizi in June 2024 and J&J received FDA approval for Tremfya in September 2024. IL-23 is a regulator of T-helper (Th)-17 cell. IL-23 prevents regulatory T-cell response in the intestine, and therefore increases inflammation in the gut. Anti-interleukins targeting the IL-23 have been shown to be effective for induction and maintenance of remission in patients with moderate-severe UC.
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
•AbbVie’s upadacitinib (Rinvoq®), which is also a selective JAK1 inhibitor, was approved by the FDA in March 2022 for the treatment of moderately to severely active UC. European Commission authorization for the treatment of moderately to severely active UC was granted in July 2022. Rinvoq was then approved in moderately to severely active CD in 2023.
S1P receptor agonists allow sequestration of activated lymphocytes in lymph nodes and thus reduce their circulation in the GI tract. Ozanimod (Zeposia®) is a S1P receptor modulator that is selective for the S1P1 and S1P5 receptors. It was approved by the FDA and European Commission for the treatment of moderately to severely active
UC in 2021. In March 2024, BMS announced that ozanimod failed their first Phase 3 induction clinical trial for CD.
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
All of these stages are subject to specific requirements that impose substantial and onerous constraints, compliance with which is ensured by various national (in France, the ANSM), regional (in the EU, the EMA and the national competent authorities of EU Member States) or federal (in the United States, the FDA) authorities.
Failure to comply with these regulations may be subject to fines, to the suspension, variation or withdrawal of the authorizations and certifications required to perform pharmaceutical activities, to the seizure or withdrawal of products from the market, or to partial or total suspension of their manufacturing. Regulatory authorities may also withdraw marketing authorizations (“MAs”) previously granted, reject MA applications (“MAAs”) and initiate legal proceedings whose outcome remains uncertain.
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
•conduct of clinical trials in humans to demonstrate the safety and efficacy of the product for each considered indication, in accordance with Good Clinical Practice (“GCP”), after authorization by a competent authority and a positive ethics committee opinion;
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
On April 26, 2023, the European Commission issued proposals for a revision of the current legal framework aiming at granting timely access to patients for safe, effective and affordable medicines and at enhancing supply of medicines (namely, the pharma package). On December 11, 2025, the European Parliament and the EU Council
reached political agreement on the reform. The new legal framework, which will significantly amend some of the general principles described above, notably timelines and market exclusivity periods, will enter into force in 2026 and will become fully applicable in 2028 after a transition phase.

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
MAs may also be granted under exceptional circumstances to medicinal products for which a complete evaluation file cannot be provided when the product’s indication is too rarely encountered and prevents the provision of comprehensive evidence, when the current state of scientific knowledge prevents the provision of such data or when the collection of the necessary data would be unethical. This MA is close to the conditional MA as it is reserved to medicinal products to be approved for severe diseases or unmet medical needs and the applicant does not hold the complete data set legally required for the grant of an ordinary MA. However, unlike the conditional MA, the applicant will not have to provide the missing data later. However, although the MA “under exceptional circumstances” is granted for the standard validity period of 5-year, the risk-benefit balance of the medicinal product is reviewed annually and the MA is withdrawn in case the risk-benefit ratio is no longer favorable.
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
The market exclusivity period prevents generic or biosimilar from being commercialized in the EU until ten years have elapsed from the first MA of the reference product in the EU. The  ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications, which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. The pharma package will amend these principles: data exclusivity period will be granted for eight years, and may be extended for one additional year when the product addressed an unmet medical need at the time of the MA or, under specific circumstances, for medicinal products containing new actives substances, and for another additional one year when the MAH obtains a MA for one or more new therapeutic indications, during the regulatory data protection, which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. In addition, the market exclusivity duration will be reduced as a principle to one year after the expiry of the data exclusivity period, and it can also be reduced if the company does not launch the product in all countries which so request.
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
The pharma package removes the possibility to obtain a two-year extension of orphan market exclusivity for conducting research in compliance with a PIP.
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
 All new MAA must include a risk management plan (“RMP”) describing the risk management system that the company will put in place and setting out measures to prevent or minimize the risks associated with the medicinal product. The regulatory authorities may also issue an MA subject to the fulfillment of specific obligations. These risk reduction measures or post-authorization obligations may consist, in particular, of reinforced safety monitoring, more frequent submission of PSURs, the conduct of additional clinical trials or the performance of post-
authorization safety studies. The pharma package will limit the RMP requirement for generic and biosimilar products, as well as for hybrid and bio-hybrid medicinal products.
Advertising Requirements
In the EU, the advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with healthcare professionals, misleading and comparative advertising and unfair commercial practices. The general principles applicable to the advertising of medicines, which is broadly defined as any form of door-to-door information, canvassing activity or inducement designed to promote the prescription, supply, sale or consumption of medicinal products, are established by EU directive.
Any advertising or promotion of a medicinal product must comply with its approved SmPC. Consequently, any promotion of off-label promotion is prohibited. Indeed, the advertising must encourage the proper use of medicines by presenting them objectively without exaggeration and thus, must not be misleading. Direct-to-
consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each Member State and can differ from one country to another.
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
On December 13, 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA Regulation”)
amending Directive 2011/24/EU, was adopted. While the HTA Regulation entered into force in January 2022 it has only started to apply from January 12, 2025. Implementation is progressive. To date, it only applies to drugs containing new active substances for the treatment of cancer and advanced therapy drugs. This regulation intends to boost cooperation among EU Member States in assessing health technologies, in order to speed up the availability of innovative products on the EU market. The HTA Regulation permits EU Member States to use common HTA tools, methodologies, and procedures across the EU. It also provides for joint clinical assessment of the innovative health technologies at the EU level, joint scientific consultations whereby developers can seek advice from HTA authorities, and identification of emerging health technologies to identify promising technologies early. Nonetheless, individual EU Member States continue to be responsible for assessing non-clinical (e.g., economic, social, ethical)
aspects of health technology, and making decisions on pricing and reimbursement, provided they take into consideration the joint clinical assessment conducted at the EU level.
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
Coverage and Reimbursement
Sales of our drug candidates, if approved, will depend, in part, on the extent to which such products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors determine which medications they will cover and establish reimbursement levels. In addition, these third-party payors are increasingly limiting coverage or reducing reimbursements for medical products and services. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. In addition, the U.S. government and state legislatures have continued
implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. For example, the U.S. Department of Health and Human Services (“HHS”)
imposes rebates on Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. HHS has also been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven (7) years under Medicare as part of the Medicare Drug Price Negotiation
Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation
Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. As a result, adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.
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
In addition, many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under
Medicaid and other state programs. Further, certain states require certain regulatory licenses to manufacture or distribute products commercially and/or the registration of pharmaceutical sales representatives in the jurisdiction, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and the reporting of information related to drug pricing. Certain states have also enacted legislation to govern the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
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
Healthcare Reform
The enactment of the Patient Protection and Affordable Care Act, as amended by the Health Care and
Education Reconciliation Act, or collectively the (“ACA”) has substantially changed healthcare financing and delivery by both governmental and private insurers, and significantly impacted the pharmaceutical industry.
Since its enactment, there have been judicial and congressional challenges to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act, or OBBBA, was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of
Americans with health insurance.  The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.
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
In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. For example, there have been several U.S. presidential executive orders, congressional inquiries and proposed and enacted legislation at the federal and state designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. The current U.S. presidential administration is pursuing policies to reduce regulations and expenditures across government. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with pharmaceutical companies that require the drug manufacturers to offer, through a direct-
to-consumer platform (TrumpRx), U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions and proposals include, for example (1) reducing agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America
Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks.  In June 2024, in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations.
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
We expect that additional U.S. healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures.
Intellectual Property
Our success will depend upon our ability to obtain and maintain patents and other intellectual property for our drug candidates in the United States and internationally, including composition-of-matter, pharmaceutical composition, synthesis process, method of manufacture and method of treatment for an obefazimod's intellectual property protection in the United States to 2039, as well as patent and other intellectual property and proprietary protection for our novel discoveries and other important technology inventions and know-how.
One of our strategies is also to generate new intellectual property through the protection of potential follow-on compounds.
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
patent application 18/832,670 and U.S. patent application 19/149,308, as described below.

Obefazimod
As of December 31, 2025, the principal patent rights related to obefazimod, include:
•U.S. patent 10,017,498, which is directed to the composition of matter of obefazimod generically and specifically and to a pharmaceutical composition comprising it. This patent is also granted in Europe and several other countries (Australia, Brazil, Canada, China, Hong Kong,  India, Japan, South Korea,
Mexico, Russia, South Africa) and has an expiry date of 2030, not including patent term adjustment or any potential PTE.
•U.S. patent 10,975,063, which is directed specifically to obefazimod (composition of matter), free base and salts of obefazimod, a pharmaceutical composition comprising it, a process for preparing it and a method for treating HIV infection. This patent has an expiry date of 2030, not including patent term adjustment or any potential PTE.
•U.S. patent 10,435,370, which is directed to methods of treating inflammatory diseases including UC and CD by obefazimod generically and specifically. This patent is also granted in Europe and several other countries (Australia, Brazil, Canada, China, Hong Kong,  India, Japan, South Korea, Mexico,
Russia, South Africa).
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

•Further indications are also protected by other patents: U.S. patent 9,145,367, which is directed to the method of treating AIDS by obefazimod generically and specifically. This patent is also granted in
Europe and several other countries and has an expiry date of 2030. U.S. patent 9,108,919, which is directed to the method of treating cancer by obefazimod generically and specifically. This patent is also granted in Europe and several other countries and has an expiry date of 2030. Another patent application published under US2019/17416679, directed to a method of treating cancer, has been filed worldwide in 2019, with patents granted or patent applications pending in other countries. U.S. patent
10,806,729, which is directed to the method of treating HIV resistant patients by obefazimod generically and specifically. This patent is also granted in some countries in Europe and has an expiry date of 2036.
•U.S. patent applications 17/416,856, now granted under U.S. 11,992,499, continuation application
18/635,542 and divisional application 18/635,693, which are respectively directed to the method of treating other inflammatory diseases by obefazimod specifically and generically or its N-glucuronide metabolite have been filed in 2019, as well as counterpart applications and granted patents in other countries.
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
•U.S. patent applications 18/729,018 and continuation in part application 18/893,339, which are directed to combinations products with obefazimod and etrasimod or ozanimod were respectively filed in 2023 and 2024, as well as counterpart applications in other countries.
•U.S. patent application 18/832,670, which is directed to combinations products with obefazimod and
Rinvoq, filed in 2023, as well as counterpart applications in other countries.
•U.S. patent application 19/149,308, which is directed to obefazimod for treatment of ulcerative colitis, was filed in 2024, as well as counterpart applications in other countries.

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
D.Property, Plants and Equipment.
Our corporate headquarters is located in Paris, France, where we occupy approximately 850 square meters of office space that we sublease and we lease 150 square meters of office space in Jacou, Region of Occitanie in the south of France. We lease an additional 279 square meters of office space in Boston, Massachusetts. We believe our existing facilities meet our current needs.
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
We focus on indications where existing treatments have left patients with significant unmet needs, and where we believe our investigational agents have the potential to be meaningfully differentiated from currently available therapies.  Our initial focus is on inflammatory bowel diseases (“IBD”), chronic conditions involving inflammation of the gastrointestinal tract, of which the two most common forms are ulcerative colitis ("UC") and Crohn's disease
("CD").
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
Obefazimod is currently in Phase 3 clinical development for the treatment of moderately to severely active
UC. We are continuing to develop obefazimod for the treatment of CD and are evaluating additional potential inflammatory indications to pursue, subject to the availability of necessary resources and funding. In parallel, we are in the process of generating follow-on compounds based on our miR-124 platform.
We were incorporated as a société anonyme on December 4, 2013 and, in 2014, we acquired Splicos,
Wittycell and Zophis by means of a universal transfer of assets and liabilities (Transmission Universelle du
Patrimoine (“TUP”)). We have been listed on Euronext Paris since June 26, 2015, and on the Nasdaq Global Market since October 24, 2023.
 On March 20, 2023, our United States-based subsidiary Abivax LLC (the “Subsidiary”) was formed as a limited liability company under the laws of the State of Delaware. The Subsidiary hosts our operations in the United
States. We have prepared audited consolidated statements of financial position of the Company and the Subsidiary as of December 31, 2025, 2024 and 2023, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended
December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”).
As of December 31, 2025, the Subsidiary’s contribution to our consolidated results of operations was a net operating loss of €(246.1) million.
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
We have incurred significant operating losses since inception, and we expect to continue to incur significant expenses and operating losses for the foreseeable future. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of obefazimod and any future drug candidates. For the years ended December 31, 2025, 2024 and 2023 we reported net losses of €336.1 million, €176.2 million and €147.7 million, respectively. As of December 31, 2025, we carried forward accumulated tax losses of €912.9 million. We expect to continue to incur net operating losses for at least the next several years, and we do not anticipate achieving profitability in the future unless we obtain regulatory approvals necessary to commercialize obefazimod and any additional drug candidates that we may pursue in the future. We expect that our research and development expenses, general and administrative expenses, and capital expenditures will increase substantially in connection with our ongoing activities, particularly if and as we:
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
Research and Development Activities
Research and development activities are central to our business. Since our inception, most of our resources have been allocated to research and development and it accounts for the majority of our operating expenses. For the year ended December 31, 2025, research and development expenses accounted for 71% of our total operating expenses, as compared to 79% and 78% for the years ended December 31, 2024 and 2023 respectively. Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials.
Accordingly, we expect that our research and development expenses to remain in line with current spending in the foreseeable future as we seek to advance the development of our drug candidates. The successful development of our drug candidates remains highly uncertain.
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

A.Operating Results
Comparison of Years Ended December 31, 2023, 2024 and 2025
The following table sets forth our results of operations for the years ended December 31, 2023, 2024 and
2025.

(In thousands of euros) . . . . . . . . . .	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025	2024 vs 2023 Change	2025 vs 2024 Change
Other operating income . . . .	4,621	12,449	4,570	169%	(63)%
Total operating income . . . .	4,621	12,449	4,570	169%	(63)%
Sales and marketing expenses	(6,431)	(5,954)	(5,194)	(7)%	(13)%
Research and development expenses . . . . . . . . . . . . . . . .	(103,176)	(146,532)	(177,761)	42%	21%
General and administrative expenses . . . . . . . . . . . . . . . .	(22,390)	(32,946)	(67,670)	47%	105%
Total Operating expenses . .	(131,997)	(185,433)	(250,626)	40%	35%
Operating loss . . . . . . . . . . .	(127,376)	(172,984)	(246,056)	36%	42%
Financial expenses . . . . . . . .	(27,875)	(16,991)	(112,307)	(39)%	561%
Financial income . . . . . . . . .	7,511	13,732	28,110	83%	105%
Financial loss . . . . . . . . . . . .	(20,364)	(3,258)	(84,198)	(84)%	2484%
Net loss before tax . . . . . . . .	(147,740)	(176,242)	(330,254)	19%	87%
Income Tax . . . . . . . . . . . . . .	—	—	(5,848)	—%	—%
Net loss for the period . . . . .	(147,740)	(176,242)	(336,102)	19%	91%
Total Operating Income
For the year ended December 31, 2025, our total operating income was €4.6 million, as compared to €12.4 million for the year ended December 31, 2024, a decrease of €(7.9) million, or (63)%, as detailed below.
For the year ended December 31, 2024, our total operating income was €12.4 million, as compared to €4.6 million for the year ended December 31, 2023, an increase of €7.8 million, or 169%, as detailed below.
Other Operating Income
The following table sets forth our other operating income for the years ended December 31, 2023, 2024 and
2025.

(In thousands of euros) . . . . .	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025	2024 vs 2023 Change	2025 vs 2024 Change
CIR (Research Tax Credits) . . .	4,493	6,651	3,061	48%	(54)%
Subsidies . . . . . . . . . . . . . . . . .	81	4,140	—	5017%	(100)%
Depositary service fees . . . . . . .	—	1,634	1,509	—%	(8)%
Other . . . . . . . . . . . . . . . . . . . . .	47	23	—	(52)%	(100)%
Total other operating income	4,621	12,449	4,570	169%	(63)%
For the year ended December 31, 2025, our other operating income was €4.6 million, as compared to €12.4 million for the year ended December 31, 2024, a decrease of €(7.9) million, or (63)%.  This variation is primarily due to a decrease in subsidies by €(4.1) million and a decrease in research tax credits by €(3.6) million or (54)%.

For the year ended December 31, 2024, our other operating income was €12.4 million, as compared to €4.6 million for the year ended December 31, 2023, an increase of €7.8 million, or 169%. This increase was primarily due to an increase in subsidies of €4.1 million or 5,017%, an increase in research tax credits of €2.2 million or 48%, and an increase in depositary service fees of €1.63 million.
Research Tax Credits ("CIR")
For the year ended December 31, 2025, we recognized research tax credits for our research and development projects of €3.1 million, as compared to €6.7 million for the year ended December 31, 2024, a decrease of €(3.6)
million, or (54)%. Although research and development expenses for the year ended December 31, 2025 increased by
21% as compared to the year ended December 31, 2024, the €(3.6) million decrease in research tax credits was mainly driven by (i) the maximum amount of eligible outsourced research and development expenses being capped,
(ii) a decrease in internal research and development costs (for €2.6 million), (iii) the reimbursement of the CARENA and RNP-VIR conditional advances, deducted from the 2024 CIR calculation (for €0.6 million) and (iv) a change in the CIR regulation related to eligible expenses (for €0.4 million).
For the year ended December 31, 2024, we recognized research tax credits for our research and development projects of €6.7 million, as compared to €4.5 million for the year ended December 31, 2023, an increase of
€2.2 million, or 48%. The increase corresponds to an additional CIR payment received in 2024 related to the 2021 tax year, for an amount of €1.0 million, and an increase in the CIR for the tax year 2024 as compared to the tax year
2023 of €1.1 million, or 26%. This increase is mainly due to the reimbursements of conditional advances and overpayment of conditional advances made to Bpifrance in relation to the RNP-VIR and CARENA projects, following the termination of both projects (see Bpifrance - Conditional Advances and Subsidies within the
"Liquidity and Capital Resources" section).
Subsidies
For the year ended December 31, 2025, our subsidy income was nil, as compared to €4.1 million for the year ended December 31, 2024. The subsidy income recognized in 2024 was related to the RNP-VIR and CARENA conditional advances granted by Bpifrance between 2013 and 2019. Following the termination of both projects, in
June 2024, Bpifrance agreed to waive 60% of the remaining conditional advances and accrued interests, resulting in a non-cash subsidy income of €4.1 million (see Bpifrance - Conditional Advances and Subsidies within the
"Liquidity and Capital Resources" section).
For the year ended December 31, 2024, our subsidy income was €4.1 million as compared to €0.1 million for the year ended December 31, 2023. The increase is related to the RNP-VIR and CARENA conditional advances granted by Bpifrance between 2013 and 2019, as explained above.
Depositary Service Fees
As part of our depositary agreement with Citibank (which is acting as our exclusive depositary for our publicly listed ADSs), we are entitled to receive a portion of the fees collected by Citibank on ADS transactions
(e.g., issuance, cancellation and depositary service fees).
For the year ended December 31, 2025, our income related to depositary service fees was €1.5 million, as compared to €1.6 million for the year ended December 31, 2024, a decrease of €(0.1) million, or (8)%. The 2025 fees mainly reflect the large number of transactions that occurred over the second half of 2025, following the announcement of the results from our Phase 3 ABTECT trials and the completion of our follow-on offering of ordinary shares in the form of ADSs on the Nasdaq Global Market in July 2025 (the “July 2025 Nasdaq Offering”).
The 2024 fees were related to the higher number of transactions following our U.S. initial public offering on the
Nasdaq Global Market completed in October 2023.
We did not recognize any income related to depositary service fees for the year ended December 31, 2023.
Total Operating Expenses
For the year ended December 31, 2025, our total operating expenses were €250.6 million, as compared to
€185.4 million for the year ended December 31, 2024, an increase of €65.2 million, or 35%. This increase was primarily due to an increase in research and development expenses of €31.2 million, or 21.3% and an increase in general and administrative expenses of €34.7 million, or 105.4%, each as described below.
For the year ended December 31, 2024, our total operating expenses were €185.4 million, as compared to
€132.0 million for the year ended December 31, 2023, an increase of €53.4 million, or 40%. This increase was primarily due to an increase in research and development expenses of €43.4 million, or 42% and an increase in general and administrative expenses of €11 million, or 47%, each as described below.

Sales and Marketing Expenses
Sales and marketing expenses consist primarily of personnel expenses, including share-based compensation expenses, for employees engaged in sales and marketing activities, as well as consulting costs associated with market research in preparation for our potential future sales and commercialization efforts in the U.S.
For the year ended December 31, 2025, our total sales and marketing expenses were €5.2 million, as compared to €6.0 million for the year ended December 31, 2024, a decrease of €(0.8) million, or (13)%. The decrease is driven by one-time costs of €1.8 million that were incurred in 2024 for our corporate re-branding, including its new website, largely offset by an increase in personnel costs of €1.0 million, of which €0.3 million relate to employer taxes and social contributions related to our AGAs, resulting predominantly from the increase in our share price during the second half of 2025.
For the year ended December 31, 2024, our total sales and marketing expenses were €6.0 million as compared to €6.4 million for the year ended December 31, 2023, a decrease of €(0.5) million, or (7)%. The decrease was primarily driven by the reduction in the headcount of our Sales and Marketing department part-way through 2024.
Research and Development Expenses
The following table sets forth our research and development expenses by drug candidate and therapeutic indication for the years ended December 31, 2025, 2024 and 2023.

(In thousands of euros) . . . . . . . . .	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025	2024 vs 2023 Change	2025 vs 2024 Change
OBEFAZIMOD . . . . . . . . .	97,490	142,678	171,574	46%	20%
Ulcerative Colitis . . . . .	83,788	115,818	117,405	38%	1%
Crohn's Disease . . . . . .	2,735	7,354	17,554	169%	139%
Obefazimod Other Indications . . . . . . . . . .	169	474	4,596	181%	870%
Transversal Activities . .	10,798	19,032	32,018	76%	68%
Others . . . . . . . . . . . . . . . . .	5,686	3,854	6,187	(32)%	61%
Research and Development expenses. . . . . . . . . . . . . . . .	103,176	146,532	177,761	42%	21%
For the year ended December 31, 2025, our research and development expenses were €177.8 million, as compared to €146.5 million for the year ended December 31, 2024, an increase of €31.2 million, or 21%. This increase was primarily due to a €13.0 million, or 68%, increase in transversal activities related to increased chemistry, manufacturing and controls ("CMC") and supply chain costs related to the progression of clinical trials and anticipation of future commercial launch, a €10.2 million, or 139%, increase in expenses related to our CD clinical program, resulting from the progression of our Phase 2b CD trial, a €1.6 million, or 1%, increase in expenses related to our UC clinical program resulting from our continued progression of our UC clinical program and the
Phase 3 induction trials data read-out during the second half of 2025, and a €4.1 million, or 870%, increase in expenses related to new indications (including the combination therapy) for obefazimod. In addition, a sharp rise in employer tax and social contributions related to our stock-based compensation ("AGAs"), in turn predominantly attributable to the increase in our share price during the second half of 2025, contributed to the overall increase in research and development expenses across all destinations for the year ended December 31, 2025 as compared to year ended December 31, 2024, in an amount of €20.1 million.
For the year ended December 31, 2024, our research and development expenses were €146.5 million, as compared to €103.2 million for the year ended December 31, 2023, an increase of €43.4 million, or 42%. This increase was primarily due to a €32.0 million, or 38%, increase in expenses related to our UC clinical program, driven by the progression of Phase 3 clinical trials for obefazimod in UC (where Phase 3 clinical trial costs were significantly higher than in Phase 2), a €8.2 million, or 76%, increase in transversal activities related to the overall expansion of the research and development headcount to support our organizational growth and the issuance of new equity awards to officers and employees in research and development and a €4.6 million increase in expenses related to our CD clinical program, driven by planning costs incurred for the Phase 2b CD trial.

General and Administrative Expenses
The following table sets forth our operating expenses for the years ended December 31, 2023, 2024 and 2025.

(In thousands of euros)	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025	2024 vs 2023 Change	2025 vs 2024 Change
Personnel costs . . . . . . . . . . .	13,104	19,434	52,817	48%	172%
Consulting and professional fees . . . . . . . . . . . . . . . . . . . .	6,393	7,990	9,984	25%	25%
Other general and administrative expenses . . . .	2,893	5,522	4,870	91%	(12)%
General and administrative expenses . . .	22,390	32,946	67,670	47%	105%
For the year ended December 31, 2025, our general and administrative expenses were €67.7 million, as compared to €32.9 million for the year ended December 31, 2024, an increase of €34.7 million, or 105%. This increase was primarily due to an increase in personnel costs of €33.4 million, or 172%, mainly explained by the increase in employer taxes and social contributions related to our AGAs by €27.3 million resulting predominantly from the increase in our share price during the second half of 2025 and to a lesser degree by an increase in consulting and professional fees of €2.0 million, or 25%, driven by an increase in legal and professional fees and costs associated with building our infrastructure to support future growth in our operations.
For the year ended December 31, 2024, our general and administrative expenses were €32.9 million, as compared to €22.4 million for the year ended December 31, 2023, an increase of €10.6 million, or 47%. This increase was primarily due to an increase in personnel costs of €6.3 million, or 48%. This increase in personnel costs represents the full year impact of the build out of our G&A organization (increased headcount and equity-based compensation costs) which started in late 2023 to support the expansion of the company, as well as increased legal and professional fees and other costs associated with operating as a dual-listed public company.
Operating Income (Loss)
For the year ended December 31, 2025, our operating loss was €246.1 million, as compared to an operating loss of €173.0 million for the year ended December 31, 2024, an increase of €73.1 million, or 42%. This increase was primarily due to an increase of €31.2 million in research and development expenses and an increase of
€34.7 million in general and administrative expenses. There expenses were offset, to a lesser degree, by a €(0.8)
million decrease in sales and marketing expenses.
For the year ended December 31, 2024, our operating loss was €173.0 million, as compared to an operating loss of €127.4 million for the year ended December 31, 2023, an increase of €45.6 million, or 36%. This increase was primarily due to an increase of €43.4 million in research and development expenses and an increase of €10.6 million in general and administrative expenses. These expenses were offset, to a lesser degree, by a €(0.5) million decrease in sales and marketing expenses.
Financial Income (Loss)
For the year ended December 31, 2025, our financial loss was €84.2 million, as compared to a financial loss of
€3.3 million and a €20.4 million for the years ended December 31, 2024 and 2023, respectively.
For the year ended December 31, 2025, our financial loss was mainly driven by (i) increases in the fair values of the senior convertible notes (the "Heights Convertible Notes") issued pursuant to the subscription agreement entered into in August 2023 with entities affiliated with Heights Capital Management (the "Heights Financing") and
the  warrants issued in August 2023 to Kreos Capital and Claret European Growth Capital (the “Kreos / Claret
BSA") of €36.0 million and €29.9 million, respectively (predominantly driven by the increase in our share price and the remeasurement of these instruments prior to their conversion into ordinary shares), (ii) foreign exchange losses of €13.4 million (including the €9.6 million non-cash impact of the revaluation of U.S. dollar-denominated cash and cash equivalents as of December 31, 2025), (iii) interests of €17.2 million in relation to our royalty certificates, (iv)
interest expenses of €11.1 million in relation to the first tranche of senior secured convertible bonds with warrants attached in the Kreos / Claret Financing (the “Kreos / Claret OCABSA”), the second and third tranches of senior secured bonds in the Kreos / Claret Financing and the senior convertible notes in the Heights Financing (the
"Heights Convertible Notes") and (v) a €3.8 million loss on derecognition on the Kreos / Claret Tranches B and C.

These costs were partially offset mainly by (i) foreign exchange gains of €11.9 million (including the €10.7 million gain related to our July 2025 Nasdaq Offering), (ii) interest income of €5.6 million and fair value changes of
€4.7 million in relation to the invested proceeds from our U.S. initial public offering and listing on Nasdaq and (iii) a decrease in derivatives fair value by €3.6 million.
For the year ended December 31, 2024, our financial loss was mainly driven by (i) interest expenses of €11.5 million in relation to the first tranche of senior secured convertible bonds with warrants attached in the Kreos /
Claret Financing (the “Kreos / Claret OCABSA”), the second and third tranches of senior secured bonds in the
Kreos / Claret Financing (drawn on March 28, 2024 and June 21, 2024, respectively) and the senior convertible notes in the Heights Financing (the "Heights Convertible Notes"), (ii) a €1.5 million increase in the fair value of the
Kreos / Claret Minimum Return Indemnifications and (iii) transaction costs amounting to €1.6 million.
These costs were partially offset mainly by (i) an interest income of €8.2 million in relation to the invested proceeds from our U.S. initial public offering and listing on Nasdaq, and (ii) foreign exchange gains of €2.7 million
(including the €1.7 million non-cash impact of the revaluation of U.S. dollar-denominated cash and cash equivalents as of December 31, 2024).
For the year ended December 31, 2023, our net financial loss was mainly driven by (i) interest expenses of
€3.9 million in relation to the Kreos / Claret OCABSA and the Heights Convertible Notes, (ii) a €8.9 million expense in relation to our royalty certificates, a (iii) €3.0 million increase in the fair value of derivatives, transaction costs amounting to €1.9 million, (iv) a net €3.2 million loss on derecognition of the OCEANE bonds and the recognition of the Heights convertible notes, and (v) and foreign exchange losses of €5.6 million (including the €3.2 million non-cash impact of the year-end revaluation of U.S. dollar-denominated cash and cash equivalents).
These costs were partially offset by (i) an interest income of €2.4 million in relation to the invested proceeds from our U.S. initial public offering and listing on Nasdaq, (ii) a decrease in the fair value of the Heights
Convertible Notes by €3.2 million and a (iii) decrease in derivatives fair value by €1.0 million.
Income Taxes
For the year ended December 31, 2025, our deferred income tax charge was €(5.8) million, as compared to
€— for the years ended December 31, 2024 and 2023.
This increase is explained by the net deferred tax liability of €5.8 million recognized in our consolidated statements of financial position as of December 31, 2025.
The deferred tax liability resulted from the significant taxable temporary difference arising from our royalty certificates as of December 31, 2025, which in turn resulted from the difference between (i) the amount already deducted from our taxable income as of December 31, 2025 (based on the certificates' fair value minus their subscription price) and (ii) the amount of the related financial liability recognized in our Statements of Financial
Position at that date (measured at amortized cost using the original effective interest rate).
Further explanation on the calculation of the deferred tax liability is disclosed in Note 22 to our financial statements as of and for the year ended December 31, 2025, appearing elsewhere in this Annual Report on Form 20-
F.
The deferred tax expense is non-cash for the year ended December 31, 2025.
Net Loss
For the year ended December 31, 2025, our net loss for the period was €336.1 million, as compared to
€176.2 million for the year ended December 31, 2024, an increase of €159.9 million, or 91%.
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

2025, 2024 and 2023, we reported net losses of €336.1 million, €176.2 million and €147.7 million, respectively. As of December 31, 2025, we carried forward accumulated tax losses of €912.9 million.
Since inception, we have financed our operations primarily through the issuance of ordinary shares, as well as bank borrowings and loans, receipt of research tax credits and subsidiaries, and sales of royalty certificates, for gross aggregate proceeds of €1,194.7 million, of which €130.0 million of gross proceeds were from our offerings of ordinary shares on Euronext Paris in February 2023, €223.3 million of gross proceeds were from our offering of ordinary shares in the form of ADSs on the Nasdaq Global Market in our U.S. initial public offering as well as ordinary shares in Europe (including France) and countries outside of the United States in a concurrent private placement in October 2023, €637.5 million of gross proceeds were from our offering of ordinary shares in the form of ADSs on the Nasdaq Global Market in the July 2025 Nasdaq Offering, bank borrowings and structured loans of
€175.0 million, reimbursements of CIR in an amount of €41.2 million, subsidies received from Bpifrance (including
€21.3 million of subsidies and €1.8 million of conditional advances) and royalty certificates in an amount of
€2.9 million.
In addition, on November 19, 2024, we entered into an equity distribution agreement with Piper Sandler & Co.
(“Piper Sandler”) allowing us to issue and sell from time to time, in one or more "at the market" offerings through
Piper Sandler acting as sales agent, ordinary shares in the form of ADSs, with aggregate gross sales proceeds of up to $150.0 million (the "ATM Program"). To date, we have not sold any ADSs pursuant to the ATM Program.
Based on our existing cash and cash equivalents and other short-term investments of €530.4 million as of
December 31, 2025, we expect, as of the date of issuance of the consolidated financial statements included in this
Annual Report on Form 20-F, to be able to fund our forecasted cash flow requirements into the fourth quarter of
2027, allowing us to reach 12 months of expected cash runway following the planned new drug application ("NDA")
submission of obefazimod for UC, assuming positive results from its Phase 3 maintenance trial. Our forecasted cash flow requirements take into account our assumption of continued R&D expenditure related to the continuation of the
Phase 3 clinical trials of obefazimod in UC, progression of the Phase 2b clinical trials for CD and the initial stages of the scale up of the commercial organization as we prepare for a potential launch of obefazimod in UC.
Based on the above, management has concluded that its existing cash, cash equivalents and other short-term investments are sufficient to fund its operating and capital expenditure requirements for a period greater than 12 months from the date of issuance of the financial statements accompanying this annual report, and the accompanying financial statements have been prepared on a going concern basis.
Capital Increases
Our operations have been financed primarily by capital increases from our founders and investors, net proceeds from the initial public offering of our ordinary shares on Euronext Paris in France in 2015, and additional follow-on capital increases, including the initial public offering of our ordinary shares in the form of ADSs on the
Nasdaq Global Market in 2023 and our July 2025 Nasdaq Offering. We have not yet commercialized any of our drug candidates, which are in various phases of clinical development, and we do not expect to generate revenue from sales of any products in 2026, if at all. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions.
The following table sets forth our main capital increases carried out during the years ended December 31,
2023, 2024 and 2025:

(In thousands of euros) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Gross proceeds amount
Capital increase from issuance of ordinary shares - February 23, 2023 . . . . . . . . . . . . . . . . . . . .	130,000
Initial Public Offering (Nasdaq) - October 24, 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	223,300
Capital increase from issuance of ordinary shares - July 24, 2025 . . . . . . . . . . . . . . . . . . . . . . . .	637,500
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
On July 28, 2025, we received gross proceeds of €637.5 million from the issuance of 11,679,400 ADSs at a price of $64.00 per ADS (corresponding to €54.58 per ordinary share, based on the exchange rate of €1.00 =
$1.1726 as published by the European Central Bank on July 23, 2025) in connection with our July 2025 Nasdaq
Offering. The proceeds were primarily used to finance the progress of obefazimod clinical trials in chronic inflammatory diseases and for general corporate purposes (research and development expenses and loans maturities payments).
Research Tax Credits
From our inception to December 31, 2025, we have benefited from refunds of CIRs in a total amount of €41.2 million. In November 2024, we received CIRs of €4.5 million with respect to the year ended December 31, 2023. In
June 2025, we received CIRs of €5.7 million with respect to the year ended December 31, 2024.

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
The following table sets forth the funds received from Bpifrance as of December 31, 2025, in relation to contracts that were ongoing or terminated during the years ended December 31, 2023 and 2024:

		As of December 31, 2025
(In thousands of euros)	Contract status	Amount collected
Conditional advances .......................		€1,802
Carena (1) ..........................................	Stopped	€234
RNP-VIR (2) .......................................	Stopped	€1,178
Ebola .................................................	Stopped	€390
Subsidies ............................................		€5,875
Carena (1) ..........................................	Stopped	€3,140
RNP-VIR (2) .......................................	Stopped	€2,735
Ebola ..................................................	Stopped	€—

Total ...................................................		€7,677

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
In June 2024, the Company and Bpifrance agreed to terminate the project due to technical failure. Bpifrance claimed the reimbursement of €1.2 million corresponding to overpayments of conditional advances and subsidies
(for which we had not incurred the corresponding R&D expenses) and agreed to waive 60% of the remaining advances of €3.0 million and accrued interests, for which the we recognized a subsidy income of €1.9 million in the aggregate. We repaid the outstanding amounts during the second half of 2024.
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

Historical Changes in Cash Flows
The following table sets forth our cash inflows and outflows for the years ended December 31, 2023, 2024 and
2025.

(In thousands of euros) . . . . . . . . . . . . . . . . . . . . . .	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025	2024 vs 2023 Change	2025 vs 2024 Change
Net cash flows used in operating activities . . . . . . . . . . . . . . . . . . . . . . . . .	(97,130)	(154,072)	(161,129)	59%	5%
Net cash flows (used in) provided by investing activities . . . . . . . . . . . . . . . . . .	(8,095)	15,762	(8,193)	(295)%	(152)%
Net cash flows provided by financing activities . . . . . . . . . . . . . . . . . . . . . . . . . .	335,290	28,207	547,307	(92)%	1840%
Effect of movements in exchange rates on cash held . . . . . . . . . . . . . . . . . . . . . . .	(5,072)	2,382	(10,251)	(147)%	(530)%
Revaluation of cash equivalents measured at fair value . . . . . . . . . . . . . . .	—	—	4,730	—%	—%
Net increase (decrease) in cash and cash equivalents . . . . . . . . . . . . . . . . . .	224,992	(107,720)	372,464	(148)%	(446)%
Cash and cash equivalents at the beginning of the period . . . . . . . . . . . .	26,950	251,942	144,221	835%	(43)%
Cash and cash equivalents at the end of the period . . . . . . . . . . . . . . . . . . . . .	251,942	144,221	516,685	(43)%	258%
Operating Activities
For the year ended December 31, 2025, cash used in operating activities was €(161.1) million, as compared to
€(154.1) million for the year ended December 31, 2024, a decrease of €7.1 million, or 5%.
For the year ended December 31, 2024, cash used in operating activities was €(154.1) million, as compared to
€(97.1) million for the year ended December 31, 2023, an increase of €(56.9) million, or 59%.
For the year ended December 31, 2025, cash used in operating activities was predominantly related to payments for the progression of our UC and CD trials and personnel, legal, professional and infrastructure costs associated with operating as a dual-listed public company. The increase was mostly driven by the increase in our operating loss (as explained above), partly offset by changes in our working capital requirements, from €0.5 million for the year ended December 31, 2024 to €4.1 million for the year ended December 31, 2025.
For the year ended December 31, 2024, cash used in operating activities is attributable to increased R&D spend driven by the progression of the UC Phase 3 clinical trial and the initiation of the Phase 2b CD trial, the full year impact of increased legal and professional fees and other infrastructure costs associated with operating as a dual-listed public company and changes in working capital.
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
Investing Activities
For the year ended December 31, 2025, cash used in investing activities was €8.2 million and was mainly due to an investment in 9- and 12-month term deposits, partially offset by the interests received from our cash and cash equivalents and short-term investments of €5.5 million.

For year ended December 31, 2024, cash from investing activities was €15.8 million and was mainly due to the payment of the our 6-month term deposit of €9.0 million and from interests received from cash, cash equivalents and short-term investments of €8.2 million.
For the year ended December 31, 2023, cash used in investing activities was €8.1 million and was mainly due to a €9.0 million investment in a 6-month term deposit and the payment of additional long-term CRO advances amounting to €1.6 million, partially offset by interests received amounting to €2.4 million.
Financing Activities
For the year ended December 31, 2025, cash from financing activities was €547.3 million, which mainly consisted of net proceeds from our July 2025 Nasdaq Offering of €607.2 million as well as cash received from exercises of share warrants of €5.8 million, partially offset by debt repayments of €59.6 million (of which €2.1 million related to tranche A of the Kreos / Claret Financing and €53.9 million related to tranches B and C (of which
€33.8 million correspond to the full prepayment of the outstanding balance and related fees as of December 23,
2025), €2.2 million related to the Heights convertible notes and €2.5 million related to the State-guaranteed loan
(Prêt garanti par l'Etat, or "PGE")), and interest payments of €6.5 million.
For the year ended December 31, 2024, cash from financing activities was €28.2 million, which mainly consisted of drawdowns on tranche B (in an amount of €25 million) and tranche C (in an amount of €25 million) of the senior secured non-convertible bonds from the Kreos / Claret Financing, net of disbursed transaction costs and deposits (in an amount of €2.6 million in the aggregate), partially offset by repayments of €13.2 million (of which
€8.8 million related to the Heights convertible notes and €2.7 million related to conditional advances) and interest payments of €7.7 million.
For the year ended December 31, 2023, cash from financing activities was €335.3 million, which consisted of net proceeds from our offering of ordinary shares on Euronext Paris of €123.3 million (after deducting transaction costs of €6.7 million), net proceeds from our offering of ordinary shares and ADSs of €202.0 million (after deducting transaction costs of €21.3 million) from our U.S. initial public offering and listing on Nasdaq and concurrent private placement (after deducting transaction costs and underwriting commissions of €28.1 million), net proceeds from the August 2023 drawdown of the first tranches of the Kreos / Claret Financing and the Heights
Financing, collectively amounting to €27.2 million (net of repayments of all outstanding amounts that remained due under the 2018 venture loan agreement with Kreos Capital ("First KC Agreement"), the 2020 bonds issue agreement with Kreos Capital ("Second KC Agreement") and the OCEANE bonds), partially offset by repayments under the notes issued under the First KC Agreement and Second KC Agreement (in an amount of €5.0 million), PGE (in an amount of €1.3 million) and interest paid (in an amount of €5.3 million).
Material Cash Requirements
Contractual Obligations and Loans
The following table sets forth aggregate information about material contractual obligations as of December 31,
2025.
The commitment amounts in the table below are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Future events could cause actual payments to differ from these estimates. All amounts except the retirement benefits in the table below are presented gross and are undiscounted.

	As of December 31, 2025	As of December 31, 2025	As of December 31, 2025
	Less than	More than
(In thousands of euros) . . . . . . . . . . . . . . . . . . . . .	1 year	1 year	Total
Lease obligations . . . . . . . . . . . . . . . . . .	1,340	566	1,906
Retirement benefits . . . . . . . . . . . . . . . . .	—	627	627
Off-balance sheet obligations . . . . . . . . .	205,131	—	205,131
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .	206,471	1,193	207,664
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
As of December 31, 2025, our contractual obligations were €207.7 million comprising off-balance sheet obligations of €205.1 million with respect to purchase obligations, lease obligations of €1.9 million and retirement benefits obligations of €0.6 million.
Operating Capital and Capital Expenditures Requirements
We have incurred substantial operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the year ended December 31, 2025, we recorded a net loss of €336.1 million. Until such time as we can generate significant revenue from product sales, if ever, we expect to continue to finance our operations from the sale of additional equity or debt financings, or other capital which comes in the form of strategic collaborations, licensing, or other arrangements.
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
E.Critical Accounting Estimates

Our audited financial statements as of, and for the years ended, December 31, 2025, 2024 and 2023 were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International
Accounting Standards Board (“IASB”), and IFRS as adopted by the European Union ("EU") regulation n°1606/2022 of July 19, 2022.
A description of accounting policies and estimates along with a description of the recently-issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Notes 4 and 2 respectively to our financial statements as of and for the year ended December 31, 2025, appearing elsewhere in this Annual Report on Form 20-F. We applied the amendment to IAS 21 The Effects of Changes in Foreign
Exchange Rates – Lack of Exchangeability that is effective as of December 31, 2025.
We did not have to change our accounting policies or make retrospective adjustments as a result of adopting this standard. The impacts resulting from the application of this amendment are described in Note 2 to our financial statements as of and for the year ended December 31, 2025, appearing elsewhere in this Annual Report on Form 20-
F.
We did not elect for early application of the new standards, amendments and interpretations, which were issued but not mandatory as of December 31, 2025. Our assessment of the impacts resulting from the application of these recently issued accounting pronouncements is described in Note 2 to our financial statements as of and for the year ended December 31, 2025, appearing elsewhere in this Annual Report on Form 20-F.

Item 6.Directors, Senior Management and Employees
A.Directors and Senior Management
The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report on Form 20-F. The business address of our executive officers and directors is our principal executive offices located at 7-11 boulevard Haussmann, 75009 Paris, France.

Name	Age	Position(s)
Executive Officers

Marc de Garidel ..........................	68	Chief Executive Officer and Director
Didier Blondel ............................	63	Executive Vice President, Chief Financial Officer and Board Secretary
Fabio Cataldi ...............................	59	Chief Medical Officer

Directors*

Sylvie Grégoire ...........................	64	Board Chair, Independent Director, Chair of the Nomination and Governance Committee, Member of the Audit Committee
June Lee ......................................	60	Independent Director, Chair of the Remuneration Committee, Chair of the Science and Clinical Committee
Troy Ignelzi ................................	58	Independent Director, Chair of the Audit Committee, Member of the Remuneration Committee
Corinna zur Bonsen-Thomas ......	66	Independent Director, Member of the Audit Committee, Member of Nomination and Governance Committee
Camilla Soenderby ......................	54	Independent Director, Chair of the Commercial Committee, Member of the Remuneration Committee, Member of the Science and Clinical Committee, Member of the Nomination and Governance Committee
Dominik Höchli ..........................	58	Independent Director, Member of the Science and Clinical Committee, Member of the Commercial Committee

*Independence criteria assessed in accordance with the definition provided in the Middlenext Code of Corporate
Governance. Marc de Garidel is also a director but is listed with the Executive Officers.
Executive Officers
Marc de Garidel has served as our Chief Executive Officer since May 5, 2023 and Interim Chairman of the
Board from May 5, 2023 to July 2024. He is currently the Chief Executive Officer and member of our Board and has more than 40 years of experience in the pharmaceutical and biotechnology sector, including 12 years of experience as Chief Executive Officer of pharmaceutical and biotechnology companies. Between July 2021 and April 2023, he served as Chief Executive Officer of CinCor Pharma and led its successful sale for up to $1.8 billion, subject to the achievement of certain milestones, to AstraZeneca in February 2023. Between September 2020 and May 2021,
Mr. de Garidel served as Chief Executive Officer of AZTherapies. From April 2018 until August 2020, he was Chief
Executive Officer of Corvidia Therapeutics and led its sale to Novo Nordisk for $2.1 billion in total consideration.
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
Didier Blondel has served as our Executive Vice President, Chief Financial Officer and Board Secretary since
January 2017. From January 2012 to December 2016, he was Chief Financial Officer at Sanofi Pasteur MSD, a
Lyon-based joint-venture between Sanofi and Merck and a European leader in human vaccines. Prior to that, over a

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
Fabio Cataldi has served as our Chief Medical Officer since July 2024. Dr. Cataldi has over 20 years of experience in the development and commercialization of innovative therapies. He brings deep clinical, medical and scientific knowledge and expertise in immunology and gastroenterology, having served in senior research and development roles at Arena Pharmaceuticals, AbbVie, Shire, Pfizer, Biogen and Novartis. Most recently, he held the role of CMO at Landos Biopharma until the successful sale to AbbVie. Dr. Cataldi currently manages our clinical operations, clinical development, pharmacovigilance and medical affairs. Dr. Cataldi holds an M.D. in Medicine and
Surgery from the Seconda Università degli Studi di Napoli.
Directors
Sylvie Grégoire has served as Chair of our Board and independent director since July 2024.  Dr. Grégoire is a distinguished pharmaceutical and biotech executive with over 30 years in international leadership roles. Her expertise encompasses late-stage development, financial raises and commercial expansion. Dr. Grégoire is the Co-
Founder and was Executive Chair of the Board at EIP Pharma Inc., based in Boston, MA. Under her leadership, EIP
Pharma transitioned into CervoMed, a publicly listed company on NASDAQ (CRVO), developing the first disease-
modifying treatment for Dementia with Lewy Bodies. Dr. Grégoire has previously served on the board of Cubist,
Glycofi, Vifor Pharma, Revvity, Novo Nordisk and chaired the board of IDM Pharma, Corvidia and CervoMed. Dr.
Grégoire is currently a member of the board of CervoMed and F2G Ltd. Dr. Grégoire holds a Science College degree from Séminaire de Sherbrooke in Canada, a BA in Pharmacy from Laval University in Canada, and a
Pharmacy Doctorate degree from the State University of New York at Buffalo. We believe that Dr. Grégoire is qualified to serve on our Board because of her experience as an executive and member of the boards of companies in the life sciences industry.
June Lee has served as one of our independent directors since July 2023. Dr. Lee has served as a venture partner at 5AM Venture Management, LLC since July 2022. Dr. Lee was most recently Founder and Chief
Executive Officer of Esker Therapeutics until September 2021. Dr. Lee previously served as the Executive Vice
President and Chief Development Officer of MyoKardia, Inc. from January 2019 to June 2020, and was the Chief
Operating Officer from February 2017 until January 2019, and the Chief Development Officer from October 2017 to
January 2019. From April 2011 until February 2017, Dr. Lee served on the faculty of the University of California,
San Francisco, or UCSF, where she was director of the Catalyst program at the Clinical and Translational Science
Institute and a professor in the School of Medicine, and was responsible for overall strategy and operations for enabling and supporting translational research at the university. Catalyst is an internal UCSF accelerator for therapeutics, devices, diagnostics, and digital health technologies. Prior to UCSF, Dr. Lee was a disease area lead, early clinical development, at Genentech, Inc. from 2006 to 2011, where she was responsible for all strategy and activities as well as management of staff, budget, and resource allocation in the early clinical development group in multiple therapeutic areas. Dr. Lee served as a Medical Director in the clinical development group at Genentech, Inc.
from 2004 to 2006, where she was responsible for clinical activities for licensed product of the company. She currently serves on Johns Hopkins University Center for Therapeutic Translation’s Advisory Board, serves on the board of directors of Tenaya Therapeutics Inc, Eledon Pharmaceuticals Inc. and GenEdit, is a member of the
Scientific Advisory Board for Foresite Labs, and previously served as a member of the board of directors of CinCor
Pharma, Inc. and Renasant Bio. Dr. Lee holds a B.A. in chemistry from Johns Hopkins University and an M.D. from the University of California, Davis. We believe that Dr. Lee is qualified to serve on our Board because of her experience as an investor and member of the boards of companies in the life sciences industry.
Troy Ignelzi has served as one of our independent directors since July 2023. Mr. Ignelzi has served as the
Chief Financial Officer of Rapport Therapeutics, Inc. since October 2023. Prior to that, Mr. Ignelzi served as the
Chief Financial Officer of Karuna Therapeutics, Inc. from March 2019 to October 2023 until its sale to Bristol
Myers Squibb. Prior to his position at Karuna Therapeutics, Mr. Ignelzi was the Chief Financial Officer of
scPharmaceuticals Inc. from March 2016 to February 2019, and provided consulting services to scPharmaceuticals
Inc. in February and March 2016. Mr. Ignelzi previously served as Chief Financial Officer and as a member of the executive leadership teams at Juventas Therapeutics Inc., a privately held biotechnology company, from October
2014 to February 2016. From October 2013 to October 2014, Mr. Ignelzi served as Senior Vice President—
Operations and Business Development of Pharmalex GmbH. Prior to Pharmalex, Mr. Ignelzi was Vice President—
Business Development at Esperion Therapeutics, Inc., a public pharmaceutical company, from January 2009 to
September 2013. Mr. Ignelzi served as Vice President, Business Development & Strategic Planning at Insys
Therapeutics, Inc., a specialty pharmaceutical company, from February 2007 to February 2009. Previously, Mr.
Ignelzi had served as a specialty senior sales representative at Eli Lilly from February 2002 to August 2005. Mr.
Ignelzi currently serves as a member of the board of directors of Contineum Therapeutics, Inc. and previously served as a member of the board of directors of CinCor Pharma, Inc. and Vedanta Biosciences, Inc. Mr. Ignelzi has a

B.S. in accounting from Ferris State University. We believe that Mr. Ignelzi is qualified to serve on our Board because of his experience as an executive and member of the boards of companies in the life sciences industry.
Corinna zur Bonsen-Thomas served as our Chair between August 2022 and May 2023 and has served as one of our independent directors since June 2017. Since April 2020, Ms. zur Bonsen-Thomas has held the position of
Managing Director and Chief Executive Officer of RetInSight GmbH, a company which she co-founded in
April 2020 and specializes in ophthalmic imaging. Ms. zur Bonsen-Thomas was General Counsel for Smart
Reporting GmbH from February 2017 to December 2022. From 1999 to 2015, she served as a member of the
Supervisory Board of Baxter AG, an Austrian company. She has more than thirty years of international professional experience in the pharmaceutical, biopharmaceutical, medical and biotechnology industries. Ms. zur Bonsen-
Thomas received her First Law State Examination from Ludwig Maximilian Universitaet and her Second Law State
Examination from the Bavarian Ministry of Justice. We believe that Ms. zur Bonsen-Thomas is qualified to serve on our Board because of her extensive professional experience in the life sciences industry.
Camilla Soenderby has served as one of our independent directors since March 2024. She brings 25 years of international leadership experience from leading biopharma companies in Europe, the US, and Asia. Currently, Ms.
Soenderby is a member of the Board of Directors for the investment company BB Biotech and the biotech company,
F2G, and previously served on the Board of Directors of the biotechnology company Affibody. In addition, she is a member of Novo Holdings Advisory Group and industrial advisor for the private equity group EQT. Formally, Ms.
Soenderby was a corporate officer at Takeda leading global portfolio commercialization in her role as Chief Patient
Value and Product Strategy Officer for Takeda Pharmaceutical Co Ltd. Ms. Soenderby led and oversaw Global
Product Strategy at Shire until its acquisition by Takeda. Prior to joining Shire, Ms. Soenderby was Region Head for
Roche Pharma with profit and loss responsibility for 11 countries in Europe. Prior to that, she worked as General
Manager for Abbott (now AbbVie), first for Sweden and later for the United Kingdom. She also held several operational and strategic roles of increasing responsibility at Schering Plough in Asia Pacific, including General
Manager for Taiwan. Ms. Soenderby began her career as a management consultant at McKinsey & Company focusing on the healthcare industries. Ms. Soenderby holds a Master's degree from the University of Copenhagen.
We believe that Ms. Soenderby is qualified to serve on our Board because of her extensive experience as an executive and as a member of the boards of companies in the life sciences industry.
Dominik Höchli has served as one of our independent directors since April 2025. He is a member of both the
Clinical and Science Committee as well as the Commercial Committee. Dr. Höchli brings over two decades of leadership experience in global biopharma, most notably a 20-year tenure at AbbVie/Abbott, where he served as
Vice President of Global Marketing for Immunology and later as Head of Global Medical Affairs. In addition to his experience at AbbVie, Dr. Höchli served as Interim CEO of Catapult Therapeutics, a hematology-oncology company, from 2021 to 2024. He is also the founder of Abinode, a pharmaceutical strategy consulting firm, and currently serves on the Board of Directors at Molecular Partners AG, where he is a member of both the Audit
Committee and the Research & Development Committee. Dr. Höchli received his medical degree (M.D.) from the
University of Bern in Switzerland. We believe Dr. Höchli is qualified to serve on our Board because of his extensive experience as an executive and as a member of the boards of companies in the life sciences industry.
Family Relationships
There are no family relationships among any of our executive officers or directors.

B.Compensation
Compensation of Chief Executive Officer
The following table sets out the compensation awarded to our Chief Executive Officer in the applicable period:

	Year ended December 31,
	2024	2025
	(€)	(€)
Marc de Garidel—Chief Executive Officer from May 5, 2023 and Chairman from May 5, 2023 until July 11, 2024
Fixed compensation ...................................................................................	577,500	600,600
Variable annual compensation(1) (2) .............................................................	—	300,300
Variable multi-year compensation .............................................................	—	—
Exceptional variable compensation ...........................................................	—	150,150
Remuneration allocated due to mandate as director .................................	—	—
Benefits in kind ...........................................................................................	53,442	97,264

Total ..........................................................................................................	630,942	1,148,314

(1)Variable compensation paid for the financial year corresponds to the amount due for the previous year.
(2)    Variable annual compensation for 2024 has be granted under an equity plan in 2025.
The aggregate compensation paid and benefits in-kind granted by us to our current executive officers and directors, including share-based compensation and vestings, for the years ended December 31, 2025 and 2024 were
€24.8 million and €19.1 million, respectively. For both years, we did not allocate any amounts to be set aside or accrued to provide pension, retirement or similar benefits to our directors or executive officers.
Compensation of Directors
The following table sets out the compensation awarded to our directors other than our Chief Executive Officer during the year ended December 31, 2025:

Name	Gross Fees Earned (€)
Sylvie Grégoire(1) ...................................................................................................	143,750
June Lee ..................................................................................................................	127,500
Troy Ignelzi ............................................................................................................	128,750
Corinna zur Bonsen-Thomas ..................................................................................	115,000
Sofinnova Partners (permanent representative to the Board: Kinam Hong)(2) .......	—
Camilla Soenderby ..................................................................................................	118,750
Dominik Höchli(3) ...................................................................................................	86,250
Total .......................................................................................................................	720,000

(1) Sylvie Gregoire was appointed chair of the Board in June 2025.
(2) Sofinnova Partners resigned from the Board effective March 19, 2026.
(3) Dominik Höchli was appointed to the Board in June 2025.

At the general meeting of shareholders held on June 6, 2025, our shareholders approved a package of attendance fees and the compensation policy applicable to the chairperson of the Board and the Chief Executive
Officer.
The following table sets forth the AGAs allocated to the chairperson and chief executive officer as of
December 31, 2025:

Chairperson & CEO	Allocation date	Type of AGAs	Number of AGAs allocated	Subscription price	Acquisition period
Marc de Garidel ..........	July-11-2023	Free Shares 2023-1	1,382,796	N/A	Minimum of 1 year (1)
	February-01-2024	Free Shares 2024-1	400,000	N/A	Minimum of 2 years (2)
	February-06-2025	Free Shares 2025-1	936,000	N/A	Minimum of 2 years (3)
	February-06-2025	Free Shares 2025-2	47,052	N/A	2 years
	August-01-2025	Free Shares 2025-7	100,000	N/A	Minimum of 2 years (2)
Sylvie Grégoire ...........	July-11-2024	Free Shares 2024-5	25,000	N/A	Minimum of 2 years (2)
	February-06-2025	Free Shares 2025-4	30,500	N/A	Minimum of 2 years (2)
Total ...........................			1,807,796

(1)Acquisition Periods shall be as follows:
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
(2)      Acquisition Periods shall be as follows:
•      For 50% of the Free Shares (rounded down to the closest unit): the Acquisition Period shall end on the second (2nd) anniversary of the allocation date;
•      For 25% of the Free Shares (rounded down to the closest unit): the Acquisition Period shall end on the third (3rd) anniversary of the allocation date;
•      For the remainder of the Free Shares: the Acquisition Period shall end on the fourth (4th) anniversary of the allocation date.
(3)      Acquisition Periods shall be as follows:
•      For 230,500 of the Free Shares 2025-1 (rounded down to the closest unit): the Acquisition Period shall end on the second (2nd) anniversary of the allocation date;
•      For 115,250 of the Free Shares 2025-1 (rounded down to the closest unit): the Acquisition Period shall end on the third (3rd) anniversary of the allocation date;
•      For 115,250 of the Free Shares 2025-1: the Acquisition Period shall end on the fourth (4th)
anniversary of the allocation date.
•      For 475,000 of the Free Shares 2025-1: the shares will be definitively acquired on the latest date between (i) February 6, 2027 and (ii) the date on which a specific performance condition is fulfilled.
Provisions or Allocations to Pay Pensions, Retirement or Other Benefits for Directors and Management
For the fiscal year ended December 31, 2025, none of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our administrative, supervisory or management bodies. We have not set aside any provisions to pay pensions, retirement and other benefits for corporate directors.
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
Dr. Grégoire was appointed, effective on July 11, 2024, as Chairperson of the Board. We entered into a management contract with Ms. Sylvie Grégoire to set forth the terms and conditions of her office. For the duration of the contract and a period of twelve (12) months maximum from the effective date of the termination of her functions as Chairperson, Dr. Grégoire is bound by non-compete and non-solicitation undertakings. It is specified that the compensation for the undertakings set forth above is included in the compensation paid to Dr. Grégoire during the term of her office as Chairperson and that no additional compensation shall be paid to Dr. Grégoire in connection therewith (including after the term of her office as Chairperson). The corporate office of Dr. Grégoire terminates in accordance with the applicable law and the provisions of the by-laws of the Company.
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
Free Shares (AGA)
On February 6, 2025, Mr. de Garidel, Mr. Didier Blondel, and Mr. Fabio Cataldi were allocated 1,846,000 free shares (AGA) in the aggregate, the vesting of which is subject to a presence condition. Subject to remaining employed with us, each such officer or employee’s free shares (AGA) will be vested as follows: (i) 50% at the end of a two-year period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and
(iii) 25% at the end of a four-year period from the allocation date.
On February 6, 2025, Mr. de Garidel, Mr. Didier Blondel, and Mr. Fabio Cataldi were further allocated 70,139 free shares (AGA) in the aggregate, the vesting of which is subject to a presence condition. Subject to remaining employed with us, each such officer or employee’s free shares (AGA) will be fully vested at the end of a two-year period from the allocation date.
On February 6, 2025, Dr. Grégoire was allocated 30,500 free shares (AGA), the vesting of which is subject to a presence condition. Subject to remaining Chairman of the Board, free shares (AGA) will be vested as follows: (i)
50% at the end of a two-year period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and (iii) 25% at the end of a four-year period from the allocation date.
On August 1, 2025, Mr. de Garidel, Mr. Didier Blondel, and Mr. Fabio Cataldi were allocated 280,000 free shares (AGA) in the aggregate, the vesting of which is subject to a presence condition. Subject to remaining employed with us, each such officer or employee’s free shares (AGA) will be vested as follows: (i) 50% at the end of a two-year period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and
(iii) 25% at the end of a four-year period from the allocation date.

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
As of February 28, 2026, we had several types of founder’s share warrants (BCE) oustanding as follows:

Category	BCE- 2017-1	BCE- 2017-2	BCE- 2017-4	BCE- 2017-5	BCE-2018-4

Expiration date	23/01/2027	20/11/2027	20/11/2027	20/11/2027	14/05/2028
Subscription or purchase price (€)	0	0	0	0	0
Exercise price per share (€)	6.39	11.14	11.14	11.14	7.33
Exercise conditions	Achievement of objectives Note (1)	Achievement of objectives Note (2)	Achievement of objectives Note (3)	Achievement of objectives Note (4)	Achievement of objectives Note (5)
Number of shares subscribed	33,687	0	33,687	23,843	8,422
Beneficiaries (remaining number of shares that can be subscribed)
Marc de Garidel
Other	33,687	112,500	33,687	16,844	8,421
Cumulative number of cancelled or lapsed BCEs	0	37,500	0	26,687	0
BCEs outstanding as of 28/02/2026	33,687	112,500	33,687	16,844	8,421
BCEs exercisable at 28/02/2026*	33,687	112,500	33,687	16,844	8,421
*    The number of shares to which the exercise of the BSAs and BCEs entitles the holder has been multiplied by 100 for all BSAs and BCEs issued prior to the division by 100 of the nominal value of the shares, decided by our general meeting on February 20, 2015. According the exercise conditions provided in the notes below and assuming that performance objectives have been achieved.
(1)  33,687 BCE-2017-1 are exercisable subject to a service condition, which is fully fulfilled on the date hereof, 16,844 BCE-2017-1 are exercisable exclusively in the event of achievement of the qualitative objectives (non-market conditions) set by the Board, and 16,843
BCE-2017-1 are exercisable exclusively in the event of achievement of the quantitative targets (market conditions) set by the Board.
(2)  75,000 BCE-2017-2 are exercisable subject to a service condition, which is fully fulfilled on the date hereof: and 75,000 BCE-2017-2 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board.
(3)  33,687 BCE-2017-4 are exercisable subject to a service condition, which is fully fulfilled on the date hereof, and 33,687 BCE-2017-4 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board.
(4)  16,843 BCE-2017-5 are exercisable subject to a service condition, which is fully fulfilled on the date hereof, and 16,844 BCE-2017-5 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board.
(5)  8,422 BCE-2018-4 are exercisable subject to a service condition, which is fully fulfilled on the date hereof, and 8,421 BCE-2018-4 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board.
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
As of February 28, 2026, we had several types of share warrants (BSA) outstanding as follows:

Category	BSA-2018- 1	BSA 2024-1	BSA 2024-2	BSA-2025-1	BSA-2025-2	BSA 2025-3	BSA 2026-1
Date of general meeting	23/06/2017	5/6/2023	5/6/2023	30/05/2024	30/05/2024	30/05/2024	06/06/2025
Date of Board meeting	22/01/2018	28/3/2024	28/3/2024	8/1/2025	8/1/2025	01/05/2025	05/02/2026
Date of decision of the Chief Executive Officer		4/4/2024	4/4/2024	13/01/2025	13/01/2025	01/05/2025	12/02/2026
Total number of shares that may be subscribed or purchased (*) :
Corinna zur Bonsen-Thomas ..................		19,455		25,000
June Lee ....................................................		19,455		25,000			7,414
Troy Ignelzi ...............................................		19,455		25,000
Camilla Soenderby ...................................			19455	25,000			7,661
Dominik Höchli ........................................						39,370	2,471
Others ........................................................	49,200	0	0		25,000		5,931
(*) The number of shares to which the exercise of the BSAs and BCEs entitles the holder has been multiplied by 100 for all BSAs and BCEs issued prior to the division by 100 of the nominal value of the shares, decided by our general meeting on February 20, 2015. Consequently, BSA
2014-3, BSA 2014-4 and BSA 2014-5 have a warrant to share ratio of 1:100.

Category	BSA-2018-1	BSA 2024-1	BSA 2024-2	BSA-2025-1	BSA-2025-2	BSA-2025-3	BSA-2026-1
Starting date for exercising options ..........................................	22/01/2018	1/1/2025	1/4/2025	1/1/2026	1/1/2026	5/1/2026	2/1/2027
Expiry date. .................................	22/01/2028	4/4/2034	4/4/2034	13/01/2035	13/01/2035	5/1/2036	2/12/2036

Subscription or purchase price (€) ..................................................	0.9	2.57	2.57	2	2	1.27	20.23
Exercise price per share (€) ........	8.05	13.1	13.1	6.63	6.63	6.40	99.63
Terms of exercise .........................	Note (1)	Note (2)	Note (3)	Note (4)	Note (5)	Note (6)	Note (7)
Number of shares subscribed .....	16,400	4,863	0	0	0	0	0
Cumulative number of BSA cancelled or lapsed ......................	16,400	0	0	0	0	0	0
BSAs as of February 28, 2026 ....	16,400	53,502	19,455	100,000	25,000	39,370	23,477
BSA potentially exercisable as of February 28 2026,* .................	16,400	24,318	4,863	25000	6,250	0	0
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
(2) Progressive vesting in time.
(3) Progressive vesting in time.
(4) Progressive vesting in time.
(5) Progressive vesting in time.
(6) Progressive vesting in time.
(7) Progressive vesting in time.
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
As of February 28, 2026, we had issued free shares (AGA) as follows:

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
•106,368 Free Shares 2023-1 shall vest on July 11, 2024 subject to the completion, prior to such date, of a M&A transaction in which the valuation of the Company is at least equal to one billion euros (€1,000,000,000) on a fully diluted basis.

Date of availability	All ordinary shares vesting before July 11, 2025 shall be subject to a lock-up period ending on July 11, 2025. Ordinary shares vesting after July 11, 2025 are not subject to a lock-up period.
Free ordinary shares fully vested as of February 28, 2026	638,211
Free ordinary shares being vested as of February 28, 2026	531,848

Free ordinary shares lapsed as of February 28, 2026	212,737
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
(positive primary endpoint and favorable safety as solely assessed by the Board of Directors) for its phase 3 clinical trials for obefazimod in the field of ulcerative colitis allowing continuation of the phase 3 trials towards NDA submission to the FDA.

Date of availability	All ordinary shares vesting before July 11, 2025 shall be subject to a lock-up period ending on July 11, 2025. Ordinary shares vesting after July 11, 2025 are not subject to a lock-up period.
Free ordinary shares fully vested as of February 28, 2026	25,000
Free ordinary shares being vested as of February 28, 2026	0
Free ordinary shares lapsed as of February 28, 2026	75,000
Employment conditions	None

Plan name	Free ordinary share plan AGA 2023-3
General Meeting date	June 5, 2023
Board of Directors decision	September 28, 2023
Free ordinary shares granted by the Board of Directors	731,500
Marc de Garidel	0
Sylvie Grégoire	0
Didier Blondel	20,000
Fabio Cataldi	0
Others	711,500
Duration of vesting period
•50% of the ordinary shares allocated shall vest on September 28, 2025;
•25% of the ordinary shares allocated shall vest on September 28, 2026; and
•25% of the ordinary shares allocated shall vest on September 28, 2027.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	251,125
Free ordinary shares being vested as of February 28, 2026	200,000
Free ordinary shares lapsed as of February 28, 2026	280,375
Employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2023-4
General Meeting date	June 5, 2023
Board of Directors decision	September 28, 2023
Free ordinary shares granted by the Board of Directors	254,250
Marc de Garidel	0
Sylvie Grégoire	0
Didier Blondel	60,000
Fabio Cataldi	0
Others	194,250
Duration of vesting period
•50% of the ordinary shares allocated shall vest on September 28, 2025;
•25% of the ordinary shares allocated shall vest on September 28, 2026; and
•25% of the ordinary shares allocated shall vest on September 28, 2027.
The acquisition of the Free Shares 2023-4 is subject to the successful completion of the initial public offering of the Company’s shares (or depositary receipts representing any such shares) on the NASDAQ stock exchange in New York allowing the Company to raise an amount of gross proceeds at least equal to two hundred million dollars ($200,000,000) on or before the first anniversary of the allocation date.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	108,500
Free ordinary shares being vested as of February 28, 2026	89,750
Free ordinary shares lapsed as of February 28, 2026	56,000
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
Duration of vesting period
•50% of the ordinary shares allocated shall vest on December 1, 2025;
•25% of the ordinary shares allocated shall vest on December 1, 2026; and
•25% of the ordinary shares allocated shall vest on December 1, 2027.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	27,625
Free ordinary shares being vested as of February 28, 2026	27,625
Free ordinary shares lapsed as of February 28, 2026	77,500
Employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2024-1
General Meeting date	June 5, 2023
Board of Directors decision	February 1, 2024
Free ordinary shares granted by the Board of Directors	1,549,125
Marc de Garidel	400,000
Sylvie Grégoire	—
Didier Blondel	120,000
Fabio Cataldi	—
Others	1,029,125
Duration of vesting period
•50% of the ordinary shares allocated shall vest on February 1, 2026;
•25% of the ordinary shares allocated shall vest on February 1, 2027; and
•25% of the ordinary shares allocated shall vest on February 1, 2028.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	610,752
Free ordinary shares being vested as of February 28, 2026	610,478
Free ordinary shares lapsed as of February 28, 2026	327,625
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
Duration of vesting period
•50% of the ordinary shares allocated shall vest on March 28, 2026;
•25% of the ordinary shares allocated shall vest on March 28, 2027; and
•25% of the ordinary shares allocated shall vest on March 28, 2028.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	22,500
Free ordinary shares lapsed as of February 28, 2026	0
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2024-3
General Meeting date	June 5, 2023
Board of Directors decision	May 23, 2024
Free ordinary shares granted by the Board of Directors	38,500
Marc de Garidel	—
Sylvie Grégoire	—
Didier Blondel	—
Fabio Cataldi	—
Others	38,500
Duration of vesting period	•50% of the ordinary shares allocated shall vest on May 23, 2026; •25% of the ordinary shares allocated shall vest on May 23, 2027; and •25% of the ordinary shares allocated shall vest on May 23, 2028.
Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	25,500
Free ordinary shares lapsed as of February 28, 2026	13,000
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2024-4
General Meeting date	May 30, 2024
Board of Directors decision	July 11, 2024
Free ordinary shares granted by the Board of Directors	93,000
Marc de Garidel	—
Sylvie Grégoire	—
Didier Blondel	—
Fabio Cataldi	—
Others	93,000
Duration of vesting period
•50% of the ordinary shares allocated shall vest on July 11, 2026;
•25% of the ordinary shares allocated shall vest on July 11, 2027; and
•25% of the ordinary shares allocated shall vest on July 11, 2028.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	93,000
Free ordinary shares lapsed as of February 28, 2026	0
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
Duration of vesting period
•50% of the ordinary shares allocated shall vest on July 11, 2026;
•25% of the ordinary shares allocated shall vest on July 11, 2027; and
•25% of the ordinary shares allocated shall vest on July 11, 2028.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	25,000
Free ordinary shares lapsed as of February 28, 2026	0
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
Duration of vesting period
•50% of the ordinary shares allocated shall vest on July 11, 2025; and
•50% of the ordinary shares allocated shall vest on the latest date between July 11, 2025 and the date on which the performance condition is fulfilled

Date of availability	Each ordinary share vesting before July 11, 2026 shall be subject to a lock-up period ending on July 11, 2026. Ordinary shares vesting after July 11, 2026 are not subject to a lock-up period.
Free ordinary shares fully vested as of February 28, 2026	10,000
Free ordinary shares being vested as of February 28 2026	10,000
Free ordinary shares lapsed as of February 28, 2026	0
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
Duration of vesting period
•50% of the ordinary shares allocated shall vest on September 5, 2026;
•25% of the ordinary shares allocated shall vest on September 5, 2027; and
•25% of the ordinary shares allocated shall vest on September 5, 2028.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	198,000
Free ordinary shares lapsed as of February 28, 2026	0
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2025-1
General Meeting date	May 30, 2024
Board of Directors decision	February 6, 2025
Free ordinary shares granted by the Board of Directors	4,319,500
Marc de Garidel	936,000
Sylvie Grégoire	—
Didier Blondel	480,000
Fabio Cataldi	430,000
Others	2,473,500
Duration of vesting period
•50% of the ordinary shares allocated shall vest on February 6, 2027;
•25% of the ordinary shares allocated shall vest on February 6, 2028; and
•25% of the ordinary shares allocated shall vest on February 6, 2029.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	4,102,000
Free ordinary shares lapsed as of February 28, 2026	217,500
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2025-2
General Meeting date	May 30, 2024
Board of Directors decision	February 6, 2025
Free ordinary shares granted by the Board of Directors	123,102
Marc de Garidel	47,052
Sylvie Grégoire	—
Didier Blondel	15,939
Fabio Cataldi	7,148
Others	52,963
Duration of vesting period	100% of the ordinary shares allocated shall vest on February 6, 2027.
Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	123,102
Free ordinary shares lapsed as of February 28, 2026	0
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
Duration of vesting period
•50% of the ordinary shares allocated shall vest on February 6, 2027;
•25% of the ordinary shares allocated shall vest on February 6, 2028; and
•25% of the ordinary shares allocated shall vest on February 6, 2029.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	17,625
Free ordinary shares lapsed as of February 28, 2026	0
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
Duration of vesting period
•50% of the ordinary shares allocated shall vest on February 6, 2027;
•25% of the ordinary shares allocated shall vest on February 6, 2028; and
•25% of the ordinary shares allocated shall vest on February 6, 2029.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	30,500
Free ordinary shares lapsed as of February 28, 2026	0
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2025-5
General Meeting date	May 30, 2024
Board of Directors decision	March 20, 2025
Free ordinary shares granted by the Board of Directors	50,000
Marc de Garidel	—
Sylvie Grégoire	—
Didier Blondel	—
Fabio Cataldi	—
Others	50,000
Duration of vesting period
•50% of the ordinary shares allocated shall vest on the earliest of March 20, 2026 and the fulfillment of condition; and
•50% of the ordinary shares allocated shall vest on the earliest of March 20, 2026 and the fulfillment of condition.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	0
Free ordinary shares lapsed as of February 28, 2026	50,000
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2025-6
General Meeting date	May 30, 2024
Board of Directors decision	May 28, 2025
Free ordinary shares granted by the Board of Directors	25,000
Marc de Garidel	—
Sylvie Grégoire	—
Didier Blondel	—
Fabio Cataldi	—
Others	25,000
Duration of vesting period	•50% of the ordinary shares allocated shall vest on May 28, 2027; •25% of the ordinary shares allocated shall vest on May 28 2028; and •25% of the ordinary shares allocated shall vest on May 28 2029.
Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	25,000
Free ordinary shares lapsed as of February 28, 2026	0
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2025-7
General Meeting date	June 6, 2025
Board of Directors decision	August 1, 2025
Free ordinary shares granted by the Board of Directors	1,711,000
Marc de Garidel	100,000
Sylvie Grégoire	0
Didier Blondel	130,000
Fabio Cataldi	50,000
Others	1,431,000
Duration of vesting period
•50% of the ordinary shares allocated shall vest on August 1, 2027;
•25% of the ordinary shares allocated shall vest on August 1 2028; and
•25% of the ordinary shares allocated shall vest on August 1, 2029.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	1,631,000
Free ordinary shares lapsed as of February 28, 2026	80,000
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2025-8
General Meeting date	June 6, 2025
Board of Directors decision	November 13, 2025
Free ordinary shares granted by the Board of Directors	4,000
Marc de Garidel	—
Sylvie Grégoire	—
Didier Blondel	—
Fabio Cataldi	—
Others	4,000
Duration of vesting period
•50% of the ordinary shares allocated shall vest on November 13, 2027;
•25% of the ordinary shares allocated shall vest on November 13 2028; and
•25% of the ordinary shares allocated shall vest on November 13, 2029.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	4,000
Free ordinary shares lapsed as of February 28, 2026	0
Performance and employment conditions
For all of the ordinary shares, the vesting is subject to the beneficiary of the plan retaining, on an ongoing basis, the status of corporate officer or employee of the Company and/or one of its direct and/or indirect subsidiaries, as applicable.

Plan name	Free ordinary share plan AGA 2026-1
General Meeting date	June 6, 2025
Board of Directors decision	February 5, 2026
Free ordinary shares granted by the Board of Directors	47,500
Marc de Garidel	—
Sylvie Grégoire	—
Didier Blondel	—
Fabio Cataldi	—
Others	47,500
Duration of vesting period
•50% of the ordinary shares allocated shall vest on February 5, 2028;
•25% of the ordinary shares allocated shall vest on February 5, 2029; and
•25% of the ordinary shares allocated shall vest on February 5, 2030.

Date of availability	The ordinary shares are not subject to a lock-up period once vested.
Free ordinary shares fully vested as of February 28, 2026	0
Free ordinary shares being vested as of February 28, 2026	47,500
Free ordinary shares lapsed as of February 28, 2026	0
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
C.Board Practices
Board Composition
Our Board currently consists of seven members. The rules of procedure of our Board set the principles guiding the composition of the Board. The most recent version of this document was adopted by our Board in April 2021 and subsequently amended in September 2023.The Board has established three permanent, specialized committees to assist the Board in its work: (1) the audit committee, (2) the remuneration committee and (3) the nomination and governance committee. The Board has also established two ad hoc committees: (1) the scientific and clinical committee and (2) the commercial committee. Subject to available exemptions, the composition and functioning of all of our committees will comply with applicable requirements of the French Commercial Code, the Exchange Act,
the Nasdaq Global Market and SEC rules and regulations.
In accordance with French law, committees of our Board only have an advisory role and can only make recommendations to our Board. As a result, decisions will be made by our Board taking into account non-binding recommendations of the relevant Board committee. Since July 2024, our Board has been chaired by Dr. Grégoire.
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

	Current Position	Year of Initial Appointment	Term Expiration Year(1)
Sylvie Grégoire	Chair	2024	2026
Marc de Garidel	Director	2023	2029
Corinna zur Bonsen-Thomas	Director	2017	2029
June Lee	Director	2023	2026
Troy Ignelzi	Director	2023	2026
Camilla Soenderby	Director	2024	2029
Dominik Höchli	Director	2025	2029
(1) The mandates expire at the annual shareholders’ meeting approving the financial statements closed on December
31 of the previous year.
During the fiscal year ended December 31, 2025, the Board met eleven times.
Non-voting Board Members / Observers
Pursuant to our by-laws, the General Meeting or the Board may appoint non-voting board members (or observers). There is currently no Board observer in office.
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
Composition and Compensation
The audit committee and chairperson of the audit committee are appointed by the Board from members of the
Board, excluding executive directors, with finance or accounting skills and at least one member must be independent in accordance with the provisions of the Middlenext Code. Members of the audit committee are appointed for a fixed period of time, which may not exceed the duration of their terms of office as director and may be revoked by the Board at any time and without reason. Appointments are renewable without limitation. The audit committee is currently composed of three members and members receive no compensation other than attendance fees. Their duties on the audit committee may be taken into account in determining the allocation of such attendance fees.
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
Remuneration Committee
Mission and Responsibilities
The remuneration committee makes recommendations to the Board in relation to compensation for, executive directors and the operational and functional management, and with regard to compensation policy and internal profit sharing. In particular, the remuneration committee:
•provides recommendations and proposals to the Board concerning compensation, retirement and provident scheme, supplementary pension benefits, benefits in kind, various financial rights of our managers and executive officers, the allocation of share warrants (BSA), founder’s share warrants
(BCE), free shares (AGA), share subscription or share purchase options, for the benefit of our employees, managers or consultants and, where applicable, its subsidiaries, in accordance with legal provisions;
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
Composition and Compensation
The remuneration committee is currently composed of three members. The chairperson of the remuneration committee and the committee’s members are appointed by the Board from members of the Board. Members are appointed for a fixed period of time, which may not exceed, as applicable, the duration of their term of office as director and may be revoked by the Board at any time and without reason. Their appointments shall be renewable without limitation.
The chairperson of the Board, if not a member of the remuneration committee, may be invited to participate in the remuneration committee’s meetings. The remuneration committee shall invite him/her to present its proposals.
He/she shall not have the right to vote and shall not be present during the deliberations relating to his/her own situation.
The current members of the remuneration committee are June Lee, Camilla Soenderby, and Troy Ignelzi. The
current chairperson of the remuneration committee is Dr. Lee.
The remuneration committee may invite any person, internal or external to us, to take part in its meetings and its work.
Remuneration committee members shall receive no compensation other than attendance fees. Their duties on the remuneration committee may be taken into consideration in determining the allocation of such attendance fees.
Conditions of Functioning
The remuneration committee meets when the chairperson of the remuneration committee, at least two members of the remuneration committee, the chairperson of the Board or the Chief Executive Officer deems useful and at least once a year. The remuneration committee may be convened by any means, 24 hours before the meeting, by the chairperson of the remuneration committee or of the Board, or any individual to whom one of them shall have delegated the authority necessary for the convocation.

The committee meets at the registered office or in any other place specified in the notice of the meeting. It may also meet by video conference or by any means of telecommunication, as specified in the internal regulation of the Board.
To deliberate validly, at least half of the members of the committee must be present. A member of the remuneration committee may be represented by another remuneration committee member and the remuneration committee’s recommendations are adopted by simple majority. Upon completion of each meeting, if the members deem it necessary, meeting minutes may be prepared.
The remuneration committee chairperson reports regularly to the Board on the remuneration committee’s work and shall immediately report any difficulty encountered.
Nomination and Governance Committee
Mission and Responsibilities
The nomination and governance committee makes recommendations to the Board in relation to the nomination of executive directors and governance matters. In particular, the nomination and governance committee:
•provides recommendations and proposals to the Board concerning the appointment, in particular in the research of a balanced representation of men and women on the Board, of our managers and executive officers, in accordance with legal provisions;
•discusses each independent director’s qualifications upon his or her nomination and during the exercise of his or her term of office, as applicable; and
•oversees the Board’s governance policies and practices.
Composition and Compensation
The nomination and governance committee is currently composed of three members. The chairperson of the nomination and governance and the committee’s members are appointed by the Board from members of the Board.
Members are appointed for a fixed period of time, which may not exceed, as applicable, the duration of their term of office as director and may be revoked by the Board at any time and without reason. Their appointments shall be renewable without limitation.
The chairperson of the Board, if not a member of the nomination and governance committee, may be invited to participate in the nomination and governance committee’s meetings. The nomination and governance committee shall invite him/her to present its proposals. He/she shall not have the right to vote and shall not be present during the deliberations relating to his/her own situation.
The current members of the nomination and governance committee are Sylvie Gregoire, Camilla Soenderby, and Corinna Thomas. The current chairperson of the nomination and governance committee is Dr. Gregoire.
The nomination and governance committee may invite any person, internal or external to us, to take part in its meetings and its work.
Nomination and governance committee members shall receive no compensation other than attendance fees.
Their duties on the nomination and governance committee may be taken into consideration in determining the allocation of such attendance fees.
Conditions of Functioning
The nomination and governance committee meets when the chairperson of the nomination and governance committee, at least two members of the nomination and governance committee, the chairperson of the Board or the
Chief Executive Officer deems useful and at least once a year. The nomination and governance committee may be convened by any means, 24 hours before the meeting, by the chairperson of the nomination and governance committee or of the Board, or any individual to whom one of them shall have delegated the authority necessary for the convocation.
The committee meets at the registered office or in any other place specified in the notice of the meeting. It may also meet by video conference or by any means of telecommunication, as specified in the internal regulation of the Board.
To deliberate validly, at least half of the members of the committee must be present. A member of the nomination and governance committee may be represented by another nomination and governance committee member and the nomination and governance committee’s recommendations are adopted by simple majority. Upon completion of each meeting, if the members deem it necessary, meeting minutes may be prepared.

The nomination and governance committee chairperson reports regularly to the Board on the nomination and governance committee’s work and shall immediately report any difficulty encountered.
Scientific and Clinical Committee
Mission and Responsibilities
The scientific and clinical committee was created by a decision by the Board on September 27, 2018.
The role of the scientific and clinical committee is to:
•examine specific scientific questions submitted to it;
•make recommendations for determining the general guidelines to be adopted in the scientific field; and
•make recommendations for defining our priorities in the field of research and development and the means for achieving such objectives.
The committee meets at least once a year.
It works in collaboration with the Chief Executive Officer, who may request its opinion on subjects related to its mission. At the request of the Board, the chairperson of the scientific and clinical committee reports on the committee’s work to the Board.
Composition
The scientific and clinical committee is composed of at least four members appointed by the Board upon proposal of the Chief Executive Officer. The members of the scientific and clinical committee do not have to be members of the Board.
The current members of the scientific and clinical committee are June Lee, Camilla Soenderby, and Dominik
Höchli. Dr. Lee is the current chair of the scientific and clinical committee.
Commercial Committee
Mission and Responsibilities
The commercial committee was created by a decision by the Board on December 11, 2025.
The role of the commercial committee is to:
•Provide strategic advice on the overall commercialization strategy for Abivax' lead product candidate, obefazimod, and potential future products, from pre-launch planning through launch and subsequent lifecycle phases;
•Review and advise on launch readiness and execution plans, including market positioning, market access, pricing and reimbursement, distribution and channel strategy, patient services, commercial infrastructure, and sales and marketing;
•Review the capabilities of the commercial organization and the adequacy of the resources, systems, and infrastructure required to support successful product launch and commercialization;
•Review and advise on commercialization strategy in coordination with medical affairs, regulatory, manufacturing/supply and  ensure that the commercialization approach is consistent with the company’s legal, medical, regulatory, and compliance framework;
•Review the principal assumptions, opportunities, and risks relating to commercialization, including the competitive landscape and market dynamics, and provide strategic guidance; and
•Advise the Board on strategic commercial matters and decisions requiring Board approval.
The committee meets when the chairperson of the commercial committee, the Board, or the Chief Executive
Officer deems useful and meets at least twice a year.
It works in collaboration with the Chief Executive Officer, who may request its opinion on subjects related to its mission. At the request of the Board, the chairperson of the commercial committee reports on the committee’s work to the Board. The committee is advisory only unless the Board has delegated a specific power, and management remains responsible for execution.
Composition

The commercial committee is composed of at least two members appointed by the Board upon proposal of the
Chief Executive Officer. The members of the commercial committee do not have to be members of the Board.
The current members of the commercial committee are Camilla Soenderby and Dominik Hochli. Dr.
Soenderby is the current chair of the commercial committee.
D.Employees
As of December 31, 2025, we had 69 full-time employees, consisting of 49 within the research and development department 17 within the general administrative department and 3 within the sales and marketing department. As of December 31, 2025, we had 42 employees located in France and 27 in the United States. Our employees based in France are subject to the national collective bargaining agreement for the pharmaceutical industry (the convention collective nationale de l’industrie pharmaceutique). We believe that we maintain good relations with our employees.
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

Item 7.Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2026 for:
•each beneficial owner, known by us, of more than 5% of our outstanding ordinary shares;
•each of our directors and executive officers individually; and
•all of our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 28, 2026. The percentage ownership information shown in the table below is based upon 79,185,160 ordinary shares outstanding as of February 28, 2026.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of February 28, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

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

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Benefic ially Owned	Percentage of Voting Power+
5% Shareholders:
TCG Crossover(1) .....................................................................	6,456,596	8.14%	7.92%
Invus(2) ......................................................................................	6,765,569	8.54%	8.30%
Darwin(3) ..................................................................................	4,260,015	5.37%	5.22%

Directors and Officers:
Marc de Garidel(4) ....................................................................	929,540	1.17%	1.14%
Didier Blondel(5) .......................................................................	121,578	*	*
Fabio Cataldi .............................................................................	—	—	—
Sylvie Grégoire ..........................................................................	—	—	—
June Lee(6) ...............................................................................	15,977	*	*
Troy Ignelzi(7) ...........................................................................	15,977	*	*
Corinna zur Bonsen-Thomas(8) ................................................	15,976	*	*
Camilla Soenderby(9) ................................................................	15,977	*	*
Dominik Höchli .........................................................................	—	—	—
All directors and officers as a group (9 persons) .......................	1,115,025	1.44%	1.40%

*Represents beneficial ownership of less than 1%.
+A double voting right is attached to each registered ordinary share (except treasury share) that is held in the name of the same shareholder for at least two years.
(1)The information in this footnote is based on a Schedule 13G filed with the SEC on November 14, 2025 by TCG Crossover GPI I, LLC
("TCG Crossover GP I"), TCG Crossover Fund I, L.P. ("TCG Crossover I"), TCG Crossover GPI II ("TCG Crossover GP II"), LLC, TCG
Crossover GPI II, L.P. ("TCG Crossover II") and Chen Yu. Consists of 6,456,596 ordinary shares held by TCG Crossover I and 655,000 ordinary shares held by TCG Crossover II. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen
Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities. The principal business address of each of TCG Crossover GP I, TCG Crossover I, TCG Crossover GP II, TCG
Crossover II and Dr. Yu is 245 Lytton Ave., Suite 350, Palo Alto, CA 94301.
(2)Consists of 3,922,995 ordinary shares directly held by Invus Public Equities, L.P. (“Invus PE”). Invus Public Equities Advisors, LLC
(“Invus PE Advisors”), as the general partner of Invus PE, controls Invus PE and accordingly, may be deemed to beneficially own the ordinary shares held by Invus PE. Invus Global Management, LLC (“Global Management”), as the managing member of Invus PE
Advisors, controls Invus PE Advisors and, accordingly, may be deemed to beneficially own the ordinary shares that Invus PE Advisors may be deemed to beneficially own. Sire, L.L.C., (“Siren”), as the managing member of Global Management, controls Global
Management and, accordingly, may be deemed to beneficially own the ordinary shares that Global Management may be deemed to beneficially own. Mr. Raymond Debbane, as the managing member of Siren, controls Siren and, accordingly, may be deemed to beneficially own the ordinary shares that Siren may be deemed to beneficially own. The address of each of the entities and the individual referenced in this footnote is 750 Lexington Avenue, 30th Floor, New York, NY 10022.
(3)Consists of (i) 457,325 ordinary shares resulting from the holding of “right of use over ADR” contracts settled in cash, exercisable until
January 26, 2027, at a price of €63.85, and (ii) 2,036,688 ordinary shares resulting from the holding of cash-settled “right of use over
ADR” contracts, exercisable until August 26, 2027, at a price of €66.57.
(4)Consists of (a) 894,084 ordinary shares held as of February 28, 2026 and (b) 35,456 free shares that vest within 60 days of February 28,
2026.
(5)Consists of (a) 113,156 ordinary shares held as of February 28, 2026 and (b) up to 33,687 ordinary shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of February 28, 2026.
(6)Consists of up to 15,977 ordinary shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of February 28, 2026.
(7)Consists of up to 15,977 ordinary shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of February 28, 2026.

(8)Consists of (a) 4,863 ordinary shares held as of February 28, 2026 and (b) up to 11,113 ordinary shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of February 28, 2026.
(9)Consists of up to 15,977 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of February 28, 2026.
As of February 28, 2026, to the best of our knowledge, we estimate that 17,527,480 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by 4 shareholders of record in the United
States. The actual number of holders is greater than the number of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B.Related Party Transactions
Since January 1, 2025, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as to our related parties.
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

Financial Transactions Tax
Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts) (the “FTC”), purchases of certain securities issued by a French company, including ordinary shares (which may be in the form of ADSs), which are listed on a regulated market of the EU or an exchange market formally acknowledged by the AMF (in each case within the meaning of the French Monetary and Financial Code (the “FMFC”)) are subject in France to a
0.3% tax (increased to 0.4% as from April 1st, 2025) on financial transactions (the “TFT”), provided inter alia that the issuer’s market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year.
A list of French relevant companies whose market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year is published annually by the French State. The last version of such list was dated
December 17, 2025 (BOI-ANNX-000467). It included Abivax SA as its market capitalization exceeded €1.0 billion.
However, the Nasdaq Global Market, on which ADSs are listed, is not currently acknowledged by the AMF, but it may change in the future.
As a result, the ADSs are not currently within the scope of the TFT. Under current law,  purchases of our
ADSs will not be subject to the TFT as long as the Nasdaq Global Market is not acknowledged by the AMF.
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
Tax on Patrimonial Holding Companies
The French Finance Act for 2026 introduced a tax on non‑business assets held by patrimonial holding companies that (i) have their registered office in France and are subject to corporate income tax, or (ii) have their registered office outside France and are either subject to a tax equivalent to corporate income tax or are companies limited by shares. The tax base is the sum of the fair market values of certain expressly enumerated assets held by the company as of the close of the fiscal year for which the tax is due.
U.S. Holders are advised to consult their own tax advisor regarding the specific tax consequences which may apply to their situation with respect to such tax on patrimonial holding companies
Taxation of Dividends
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
Otherwise, dividends paid to a U.S. Holder, if such U.S. Holder is a legal person, will be subject to French withholding tax at the rate of 25%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0
A of the FTC, but other than those states or territories mentioned in 2° of 2 bis of the same Article 238-0 A), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the year following the year during which the dividend is paid (due to recent case law regarding the statute of limitation for filing a withholding tax claim: U.S. Holders are advised to consult their own tax advisor in this respect).
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
dollars after the date of receipt.
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, French income taxes withheld from dividends on the ADSs at a rate not exceeding the rate provided by the income tax treaty between France and the United States generally will be creditable against the U.S. Holder’s
U.S. federal income tax liability. U.S. Treasury regulations may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties.
Dividend distributions with respect to the ADSs generally will be treated as "passive category" income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any French income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale or Other Taxable Disposition of the ADSs
A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of the ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. Holder’s tax basis for those ADSs. Subject to the PFIC rules described below, this gain or loss generally will be a capital gain or loss. The adjusted tax basis in an
ADS generally will be equal to the cost of such ADS. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. Holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. Holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.
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
Based on our analysis of our financial statements, activities and relevant market and shareholder data, we do not believe that we were a PFIC for the taxable year ended December 31, 2025. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value or our goodwill, which may be determined by reference to the value of our ADSs, which could fluctuate considerably). We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of non-passive income to offset our passive income. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a
PFIC for a taxable year, there can be no assurance that the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position.
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

F.Dividends and Paying Agent
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
We are subject to the reporting requirements of the Exchange Act that are applicable to foreign private issuers.
Under the Exchange Act, we file annual reports on Form 20-F and other information with the SEC. We also furnish to the SEC under cover of Form 6-K material information required to be made public in France, filed with and made public by any stock exchange on which we are listed or distributed by us to our shareholders. As a foreign private issuer, we are exempt from, among other things, the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our principal shareholders are exempt from the reporting provisions contained in
Section 16 of the Exchange Act.
We maintain a corporate website at www.abivax.com. We make available free of charge on our website our
Annual Reports on Form 20-F and Current Reports on Form 6-K as soon as reasonably practicable after we file them with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.
The Securities and Exchange Commission maintains a website (www.sec.gov) that contains reports and other information regarding foreign private issuers, such as us, that file electronically with the SEC.
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

Item 11.Quantitative and Qualitative Disclosures About Market Risk
A description of quantitative and qualitative disclosures about market risk is disclosed in Note 27 to our financial statements as of and for the year ended December 31, 2025 appearing elsewhere in this Annual Report on
Form 20-F.
The principal financial instruments we hold are cash and cash equivalents. The purpose of holding these instruments is to finance our ongoing business activities. It is not our policy to invest in financial instruments for speculative purposes. We do not use derivative financial instruments for hedging purposes.
The principal risks to which we are exposed are foreign currency exchange risk and credit risk.
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

The following tables set forth the operating expenses we incurred in foreign currencies in the years ended
December 31, 2023, 2024 and 2025. Some figures have been rounded. Accordingly, the totals in the tables may not be the exact sums of component items.

	Year ended December 31, 2023		Year ended December 31, 2024		Year ended December 31, 2025
Currency (thousands)	Foreign currency	Euros	Foreign currency	Euros	Foreign currency	Euros
Australian dollar . . . . .	—	—	6	3	—	—
Brazilian real . . . . . . . .	—	—	—	—	—	—
Canadian dollar . . . . . .	—	—	32	22	(24)	(15)
Chinese yuan renminbi	61	8	—	—	101	12
Czech crown . . . . . . . .	—	—	54	2	50	2
Danish kroner . . . . . . .	120	16	4	1	—	—
Hungarian forints . . . . .	3,517	9	408	1	—	—
Israeli shekel . . . . . . . .	—	—	26	7	6	2
Japanese yen . . . . . . . .	—	—	596	3	12,039	65
Pound sterling . . . . . . .	359	410	1,016	1,214	2,286	2,620
Swedish krona . . . . . . .	350	30	183	16	358	33
Swiss franc . . . . . . . . . .	49	50	234	243	557	598
United States dollar . . .	10,861	10,112	12,031	10,547	20,730	18,356
Total . . . . . . . . . . . . . .	15,317	10,636	14,591	12,060	36,103	21,674
For the year ended December 31, 2025, the total amount of operating expenses we incurred in foreign currencies was €21.7 million, or 9% of our total operating expenses of €250.6 million in that year.
For the year ended December 31, 2024, the total amount of operating expenses we incurred in foreign currencies was €12.1 million, or 7% of our total operating expenses of €185.4 million in that year.
For the year ended December 31, 2023, the total amount of operating expenses we incurred in foreign currencies was €10.6 million, or 8% of our total operating expenses of €132.0 million in that year.
For the years ended December 31, 2025, December 31, 2024 and December 31, 2023, expenses in U.S. dollars totaled €18.4 million, €10.5 million and €10.1 million respectively, based on the average annual exchange rate in effect as of December 31, 2025, December 31, 2024 and December 31, 2023. As a result, an adverse 10% change in the exchange rate for the U.S. dollar against the euro would have resulted in a foreign exchange rate loss of approximately €2.0 million for 2025, €0,3 million for 2024, €0.4 million for 2023.
Credit Risk
The credit risk related to our cash and cash equivalents is not significant in light of the quality of our co-
contracting financial institutions. As of December 31, 2025, substantially all our cash and cash equivalents were maintained with two financial institutions in France and in the United States. While our deposit accounts are insured up to the legal limit, substantially all of our bank deposit balances exceed this insured limit. As of December 31,
2025, we maintained €92.5 million in bank deposit accounts that are in excess of the legally insured limit in five legally insured financial institutions, in addition to €437.0 million invested in mutual funds and structured notes. We have not experienced any losses in such accounts and we do not believe we are exposed to any significant credit risk related to these instruments.
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
•the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and American Depositary Receipts ("ADRs"); and
•the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.
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
As of the date of this Annual Report on Form 20-F, we have applied all of the proceeds of our Global
Offering. There was no material change in the use of proceeds from the Global Offering from that described in the final prospectus related to the offering, which we filed with the SEC on October 23, 2023.
2025 Follow-On Offering
On July 23, 2025, we entered into an Underwriting Agreement (the “Underwriting Agreement”) with Leerink
Partners LLC, Piper Sandler & Co. and Guggenheim Securities, LLC, as representatives of the several underwriters named therein, in connection with the issuance and sale by the Company in a public offering of 11,679,400 ADSs at a public offering price of $64.00 per ADS. The information contained in the Company’s Report on Form 6-K filed on July 24, 2025 is incorporated by reference herein.

Item 15.Controls and Procedures
Disclosure Controls and Procedures
Our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), after evaluating the effectiveness of our “disclosure controls and procedures,” as such term is defined in
Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2025, have concluded that, as of such date, our disclosure controls and procedures were not effective as a result of the material weaknesses described below. We are undertaking the remedial steps to address the material weaknesses in our disclosure controls and procedures as discussed below.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS")
as issued by the International Accounting Standard board ("IASB") and IFRS as adopted by the European Union
("EU").
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to material weaknesses described below.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
The material weaknesses are related to a lack of (i) design and implementation of effective risk assessment process (Risk Assessment), (ii) formal, documented and implemented processes, controls and review procedures
(Control Activities), (iii) sufficient processes to identify, capture and communicate information necessary to support the functioning of internal controls over financial reporting (Information and Communication) and (iv) process to identify, maintain, and develop all control activities (Monitoring Activities). These material weaknesses are specifically due to a lack of sufficient number of professionals with an appropriate level of internal control knowledge, training and experience and the need to continue to reinforce our internal control governance (Control
Environment).
Remediation Efforts
In response to the identified material weaknesses, management took a number of actions to improve the internal control over financial reporting during the year ended December 31, 2025.
These actions include, but are not limited to, the following:
Reinforcing further the finance and accounting resources by:
•Hiring additional qualified finance personnel, focusing on qualifications, certifications and relevant industry experience; and
•Providing a structured onboarding program for new hires, including an introduction to current financial systems, company processes, and internal controls.
With the support of our external advisors, we are in the process of designing and implementing measures to enhance our internal control over financial reporting:

•We are currently conducting  a comprehensive risk assessment in all areas, including cash management, financial reporting, compliance with regulations, fraud prevention and operational risks. The risk assessment will be implemented as a framework, with specific objectives to identify new risks and update regularly our processes based on emerging risks and/or changes in regulatory requirements,
•We have started designing and implementing processes and controls, including segregation of duties, approval workflows and reconciliation procedures. In particular, we are implementing additional review activities within our finance department and introducing further standard operating procedures for the preparation of the financial statements,
•We are in the process of enhancing our information technology and the set of controls over the systems to create a more effective control environment, which includes providing training to finance and accounting personnel on the upgraded systems, focusing on new features, controls, and reporting capabilities.
•We will deploy a more structured internal control governance with strong tone at the top communications to drive a solid control environment throughout the organization and an annual testing plan that includes monitoring of the operation of internal controls and addressing control deficiencies.
As of December 31, 2025, management has concluded that, while it has made significant progress to remediate the previously disclosed material weaknesses, they have not been remediated. With the oversight of senior management and our audit committee, we continue to strengthen our internal control over financial reporting and are taking several remedial actions to address the material weaknesses that have been identified.
After giving full consideration to these material weaknesses, and the additional analyses and other procedures that we performed to ensure that our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with International Financial Reporting Standards (IFRS), management has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with IFRS.
Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies
(as defined in Rule 12b-2 under the Exchange Act).
Changes in Control over Financial Reporting
Except as described above in the section titled "Management’s Annual Report on Internal Control Over
Financial Reporting" there has been no change in our internal control over financial reporting during the year ended
December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
Item 16B.Code of Ethics
We have adopted a Code of Business Conduct and Ethics, applicable to all of our employees, senior management and directors, which is available on our website at www.abivax.com. We intend to promptly disclose
(i) the nature of any amendment (other than technical, administrative or other non-substantive amendments) to the
Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and relates to any element of the code of ethics definition enumerated in Item 16B(b) of Form 20-F and (ii) the nature of any waiver, including an implicit waiver, from a provision of the Code of Business Conduct and Ethics that is granted to one of these specified individuals that relates to one or more of the elements of the code of ethics definition enumerated in Item
16B(b) of Form 20-F, the name of such person who is granted the waiver and the date of the waiver. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report.
Item 16C.Principal Accountant Fees and Services

(amounts in thousands of euros)	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Audit fees	1,714	1,000	1,095
Audit-related fees	—	76	113
Tax fees	—	—	—
All other fees	492	7	32
Total	2,206	1,083	1,161
Audit Fees
Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services that can be provided only by the external auditor such as reviews of quarterly financial results and review of our securities offering documents. Fees for the audit of our annual financial statements for the fiscal years ended December 31, 2025 and 2024 were €1.1 million and €1.0 million, respectively.
Audit-Related Fees
“Audit-related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. The aggregate audit-related fees for the fiscal year ended December 31, 2025 and 2024 were €113 thousand and €76 thousand respectively.
Tax Fees
None
All Other Fees
The aggregate fees for all other services for the fiscal year ended December 31, 2025 and 2024 were €0.1 million and €7 thousand respectively. Other fees relate to other non-audit assurance services.

Audit Committee’s Pre-Approval Policies and Procedures
The Audit Committee is responsible for recommending the appointment, replacement, and compensation of the independent auditors and monitoring the performance of the independent auditors. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company in accordance with the Audit
Committee’s pre-approval policy.  All fees described in this Item 16C above were pre-approved by the Audit
Committee.
Item 16D.Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F.Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G.Corporate Governance
As a French société anonyme (limited liability company) listed on Euronext Paris, we are subject to various corporate governance requirements under French law. In particular, we refer to the Code of Corporate Governance for small and medium-sized firms as published in September 2021 by Middlenext, as amended from time to time. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we are subject to Nasdaq’s corporate governance listing standards. Nasdaq’s listing standards provide that foreign private issuers are permitted to follow home country governance practices in lieu of Nasdaq rules, with certain exceptions. We currently rely on certain exemptions for foreign private issuers and follow French corporate governance practices in lieu of Nasdaq corporate governance rules, which would require that (i) a majority of our Board consists of independent directors and (ii) the quorum for any meeting of the holders of ordinary shares be at least 33 1/3 % of the company's outstanding ordinary shares. In addition, under French law, our shareholders, and not our Audit Committee, is directly responsible for the appointment of our auditors.
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
Under French law, the committees of our Board of Directors are advisory only, and where Nasdaq listing rules would permit or require certain decision-making powers to reside with specific committees of the Board of
Directors, French law vests such authority in our Board of Directors or shareholders. Additionally, under French corporate law, it is the shareholders vote at the annual general meeting that have the authority to appoint our auditors upon consideration of the proposal of our Board of Directors, although the charter of the Audit Committee provides that the Audit Committee will review and make recommendations to the Board of Directors with respect to proposed engagements of the Company’s independent auditors, prior to the commencement of such engagements.
We may choose to take advantage of additional exemptions and follow home country practices in lieu of
Nasdaq rules in the future.
Item 16H.Mine Safety Disclosure
Not applicable.
Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.Insider Trading Policies
Our board of directors has adopted a Code of Market Conduct that governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Code of Market Conduct is filed as Exhibit 11.1 to this Annual Report on Form 20-F.
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

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under "Part I—Item 3D.—Risk Factors" in this Annual Report on Form 20-F, including “If our information technology systems or those of the third parties with whom we work, or our data are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to: regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations;
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

4.4 ^
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

4.10*	Summary of BSA 2015-11, BSA 2015-12, BSA 2017-1, BSA 2018-1, BSA 2024-1, BSA 2024-2, BSA-2025-1, BSA-2025-2, BSA-2025-3, and BSA 2026-1 Plans
4.11*	Summary of BCE 2017-1, BCE 2017-2, BCE 2017-4, BCE 2017-5 and BCE 2018-4 Plans
4.12*
Summary of AGA-2023-1, AGA-2023-2, AGA-2023-3, AGA-2023-4, AGA-2023-5, AGA-2024-1,
AGA-2024-2, AGA-2024-3, AGA-2024-4, AGA-2024-5, AGA-2024-6, AGA-2024-7, AGA-2025-1,
AGA-2025-2, AGA 2025-3, AGA-2025-4, AGA-2025-5, AGA-2025-6, AGA-2025-7, AGA-2025-8, and
AGA-2026-1 Free Share Plans

4.13
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

11.1*	Abivax Code of Market Conduct
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Audit, independent registered accounting firm
97.1*	Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 20-F (File No. 001-41842) filed with the Commission on March 24, 2025)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
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
Date: March 23, 2026

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Abivax SA
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Abivax SA and its subsidiary
(the “Company”) as of December 31, 2025, 2024 and 2023, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International
Financial Reporting Standards as issued by the International Accounting Standards Board and International
Financial Reporting Standards as adopted by the European Union.
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
/s/ PricewaterhouseCoopers Audit
Neuilly-sur-Seine, France
March 23, 2026
We have served as the Company's auditor since 2013.

ABIVAX SA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of euros)	Notes	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2025
ASSETS
Non-current assets
Goodwill	6	18,419	18,419	18,419
Intangible assets	7	6,604	6,606	6,605
Property, plant and equipment	8	878	2,666	2,090
Other financial assets	9	12,870	5,919	5,358
Other non-current assets	10	2,320	948	625
Total non-current assets		41,090	34,558	33,097
Current assets
Other financial assets	9	9,186	7,554	21,415
Other receivables and assets	10	24,845	18,896	13,144
Cash and cash equivalents	11	251,942	144,221	516,685
Total current assets		285,972	170,671	551,244
TOTAL ASSETS		327,062	205,228	584,341
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders’ equity
Share capital		629	633	785
Premiums related to share capital		478,218	478,905	1,190,593
Translation reserve		112	(75)	2,309
Retained earnings		(135,209)	(262,637)	(402,380)
Net loss for the period		(147,740)	(176,242)	(336,102)
Total shareholders’ equity	13	196,010	40,584	455,205
Non-current liabilities
Retirement benefit obligations	16	629	756	627
Provisions	14	30	819	28,849
Borrowings	15	2,563	29,056	554
Convertible loan notes	15	21,643	23,370	—
Derivative instruments	15	—	3,620	—
Royalty certificates	15	12,229	13,023	30,237
Other financial liabilities	15	3,262	—	—
Deferred tax liabilities	22	—	—	5,848
Total non-current liabilities		40,356	70,645	66,114
Current liabilities
Borrowings	15	1,655	22,195	1,302
Convertible loan notes	15	29,605	21,574	—
Derivative instruments	15	2,579	1,166	—
Other financial liabilities	15	3,509	—	—
Provisions	14	—	532	17,030
Trade payables and other current liabilities	17.1	47,221	43,824	37,552
Tax and employee-related payables	17.2	6,073	4,709	7,137
Deferred income		52	—	—
Total current liabilities		90,695	93,999	63,021
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		327,062	205,228	584,341

ABIVAX SA CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Amounts in thousands of euros, except per share amounts)	Notes	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Other operating income	18	4,621	12,449	4,570
Total operating income		4,621	12,449	4,570
Sales and marketing	19.1	(6,431)	(5,954)	(5,194)
Research and development	19.2	(103,176)	(146,532)	(177,761)
General and administrative	19.3	(22,390)	(32,946)	(67,670)
Total operating expenses		(131,997)	(185,433)	(250,626)
Operating loss		(127,376)	(172,984)	(246,056)
Financial expenses		(27,875)	(16,991)	(111,743)
Financial income		7,511	13,732	27,545
Financial gain (loss)	21	(20,364)	(3,258)	(84,198)
Net loss before tax		(147,740)	(176,242)	(330,254)
Income tax	22	—	—	(5,848)
Net loss for the period		(147,740)	(176,242)	(336,102)
Loss per share (€/share)
Weighted average number of outstanding shares used for computing basic/diluted loss per share		43,066,012	63,046,350	69,527,315
Basic / diluted loss per share (€/share)	23	(3.43)	(2.80)	(4.83)

ABIVAX SA CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)	Notes	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Net loss for the period		(147,740)	(176,242)	(336,102)
Items that will not be reclassified to profit or loss		112	(31)	93
Actuarial gains and losses on retirement benefit obligations	16	112	(31)	93
Items that are or may be reclassified subsequently to profit or loss		112	(187)	2,384
Foreign currency translation differences		112	(187)	2,384
Other comprehensive income (loss)		225	(219)	2,477
Total comprehensive income (loss) for the period		(147,516)	(176,461)	(333,625)

ABIVAX SA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of euros, except number of shares)	Notes	NUMBER OF SHARES ISSUED	SHARE CAPITAL	PREMIUMS RELATED TO SHARE CAPITAL	TRANSLATIO N RESERVE	RETAINED EARNINGS	NET LOSS FOR THE YEAR	TOTAL SHAREHOLDE RS' EQUITY
AS OF JANUARY 1, 2023		22,313,185	223	150,476	—	(82,770)	(60,740)	7,189
Net loss for the period		—	—	—	—	—	(147,740)	(147,740)
Other comprehensive income (loss)	16	—	—	—	112	112	—	225
Total comprehensive loss for the period		—	—	—	112	112	(147,740)	(147,516)
Appropriation of prior period net loss		—	—	—	—	(60,740)	60,740	—
Capital increase from issuance of ordinary shares	13.2	40,325,500	403	352,974	—	—	—	353,377
Transaction costs related to capital increase	13.2	—	—	(28,111)	—	—	—	(28,111)
Issue of convertible notes	15	—	—	1,030	—	—	—	1,030
Exercises of the Kreos share warrants	13.2, 15	99,583	1	1,849	—	—	—	1,850
Exercises of other share warrants	13.2, 14	190,550	2	—	—	—	—	2
Shares based compensation expense	14	—	—	—	—	8,179	—	8,179
Transactions on treasury shares	13.1	—	—	—	—	10	—	10
AS OF DECEMBER 31, 2023		62,928,818	629	478,218	112	(135,210)	(147,740)	196,010

AS OF JANUARY 1, 2024		62,928,818	629	478,218	112	(135,210)	(147,740)	196,010
Net loss for the period		—	—	—	—	—	(176,242)	(176,242)
Other comprehensive income (loss)	16	—	—	—	(187)	(31)	—	(219)
Total comprehensive loss for the period		—	—	—	(187)	(31)	(176,242)	(176,461)
Appropriation of prior period net loss		—	—	—	—	(147,740)	147,740	—
Transaction costs related to capital increase	13.2	—	—	446	—	—	—	446
Issue of share warrants	14	—	—	200	—	—	—	200
Exercises of share warrants	13.2, 14	4,000	—	45	—	—	—	45
Issue of free shares	14	415,019	4	(4)	—	—	—	1
Shares based compensation expense	14	—	—	—	—	20,224	—	20,224
Transactions on treasury shares	13.1	—	—	—	—	120	—	120
AS OF DECEMBER 31, 2024	13.1	63,347,837	633	478,905	(75)	(262,638)	(176,242)	40,584

AS OF JANUARY 1, 2025		63,347,837	633	478,905	(75)	(262,638)	(176,242)	40,584
Net loss for the period		—	—	—	—	—	(336,102)	(336,102)
Other comprehensive income (loss)	16	—	—	—	2,384	93	—	2,477
Total comprehensive loss for the period		—	—	—	2,384	93	(336,102)	(333,625)
Appropriation of prior period net loss		—	—	—	—	(176,242)	176,242	—
Capital increase from issuance of ordinary shares	13.2	11,679,400	117	637,345	—	—	—	637,462
Transaction costs related to capital increase	13.2	—	—	(40,306)	—	—	—	(40,306)
Issue of share warrants	14	—	—	300	—	—	—	300
Exercises of the Kreos/Claret share warrants	13.2, 15.1	525,913	5	33,763	—	—	—	33,768
Exercises of other share warrants	13.2, 14	257,087	3	3,343	—	—	—	3,346
Conversion of the Kreos Claret OCABSA	15.1	1,178,084	12	23,338	—	1,009	—	24,359
Conversion of the Heights notes	15.2	920,377	9	53,912	—	—	—	53,921
Issue of free shares	14	627,714	6	(6)	—	—	—	—
Shares based compensation expense	14	—	—	—	—	35,397	—	35,397
AS OF DECEMBER 31, 2025	13.1	78,536,412	785	1,190,593	2,309	(402,380)	(336,102)	455,205

ABIVAX SA CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of euros)	Notes	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Cash flows provided by (used in) operating activities
Net loss for the period		(147,740)	(176,242)	(336,102)
Adjustments for:
Amortization of intangibles and depreciation of property, plant and equipment		707	1,100	1,072
Retirement benefit obligations	16	109	74	(65)
Share-based compensation expenses	14	8,179	20,224	35,397
Net gain on sale of treasury shares		(34)	(16)	—
Interest expenses and other financial expenses	21	24,827	14,203	45,697
Financial income	21	(2,953)	(11,609)	(23,782)
Effect of unwinding the discount related to advances	21	(355)	(710)	(153)
Increase/(decrease) in derivatives and liabilities measured at fair value	15	(1,158)	1,416	62,330
Forgiveness of conditional advances	18	—	(4,140)	—
Changes in provisions	14	—	—	44,706
Current and deferred taxes expenses	22	—	—	5,848
Other		22	204	270
Cash flows provided by (used in) operating activities before change in working capital requirements		(118,395)	(155,495)	(164,780)
Decrease / (increase) in other receivables and related accounts		(14,231)	4,591	7,042
Increase / (decrease) in trade payables		31,757	(3,444)	(6,210)
Increase / (decrease) in tax and social security liabilities		3,821	(1,487)	2,110
Changes in deferred income and other liabilities		(81)	1,763	710
Changes in working capital requirements		21,265	1,423	3,651
Income taxes paid		—	—	—
Cash flows provided by (used in) operating activities		(97,130)	(154,072)	(161,129)
Cash flows provided by (used in) investing activities
Acquisitions of intangible assets		—	(3)	—
Acquisitions of property, plant and equipment		(265)	(640)	(142)
Advances reimbursed by / (made to) CROs	10	(1,620)	(231)	71
Increase in deposits	9	(9,351)	(591)	(14,152)
Decrease in deposits	9	741	9,050	500
Interest received		2,400	8,178	5,530
Cash flows provided by (used in) investing activities		(8,095)	15,762	(8,193)
Cash flows provided by (used in) financing activities
Capital increases	13	353,377	—	648,124
Transaction costs related to capital increase	13	(28,111)	446	(40,914)
Net proceeds from non-convertible bond loans	15	—	47,944	—
Repayments of non-convertible bond loans	15	(11,635)	—	(53,920)
Net proceeds from convertible loan notes	15	55,841	—	—
Repayments of convertible loan notes	15	(27,188)	(8,750)	(2,188)
Repayment of PGE	15	(1,250)	(1,250)	(2,514)
Repayments of conditional advances	15	(110)	(2,708)	—
Payments of the lease liabilities	15	(529)	(458)	(911)
Net proceeds from sale of treasury shares		10	434	—
Interest paid	15	(5,279)	(7,696)	(6,490)
Exercise of warrants	15.1	—	—	5,820
Other		163	245	300
Cash flows provided by (used in) financing activities		335,290	28,207	547,307
Effect of movements in exchange rates on cash held	11	(5,072)	2,382	(10,251)
Revaluation of cash equivalents measured at fair value	11 & 21	—	—	4,730
Increase (decrease) in cash and cash equivalents		224,992	(107,720)	372,464
Cash and cash equivalents at the beginning of the year	11	26,950	251,942	144,221
Cash and cash equivalents at the end of the year	11	251,942	144,221	516,685
Increase (decrease) in cash and cash equivalents		224,992	(107,720)	372,464

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
These consolidated financial statements as of and for the year ended December 31, 2025 comprise the Company and ABIVAX LLC
(the “Subsidiary”), the United States subsidiary of ABIVAX SA, created on March 20, 2023 under the laws of the State of Delaware
(together referred to as the “Group”).
The Group has incurred losses since its inception and had shareholders’ equity of €455,205 thousand as of December 31, 2025. The
Group anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its drug candidates which are currently under development. Substantial additional financing will be needed by the Group to fund its operations and to commercially develop its drug candidates.
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
The Group is focusing its efforts on the following areas:
•Completion of the Phase 3 clinical trial program (ABTECT) for obefazimod in moderately to severely active ulcerative colitis
(“UC”).
•Continuation of the Phase 2b clinical trial (ENHANCE-CD) of obefazimod in Crohn’s disease (“CD”).
•Evaluating combination therapy candidates with obefazimod in UC.
•Selecting a follow-on candidate for obefazimod.
Note 1.2. Date of authorization of issuance
The consolidated financial statements and related notes (the “financial statements”) have been prepared under the responsibility of management of the Group and were approved and authorized for issuance by the Group’s board of directors on March 19, 2026.
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

Statement of compliance
The consolidated financial statements of the Group as of and for the years ended December 31, 2023, 2024 and 2025 have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) as issued by the International Accounting
Standard Board (“IASB”) and IFRS as adopted by the European Union (“EU”) regulation n°1606/2002 of July 19, 2002. The term
“IFRS” refers collectively to International Accounting Standards (“IAS”) and IFRS as well as the interpretations issued by the
Standing Interpretations Committee (“SIC”) and the International Financial Reporting Interpretations Standards Committee (“IFRS
IC”), whose application is mandatory for the year ended December 31, 2025.

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
Going concern
The Group has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the year ended December 31, 2025, the Group had a net loss of €336,102 thousand.
Since inception, the Group has financed its operations through the issuance of ordinary shares with gross aggregate proceeds of
€1,194.7 million, of which €130 million of gross proceeds were from offerings of its ordinary shares on Euronext Paris in February
2023, €223.3 million of gross proceeds were from its offering of ordinary shares in the form of American Depository Shares ("ADS")
on the Nasdaq Global Market as well as ordinary shares in Europe (including France) and countries outside of the United States in a private placement in October 2023, and €637.5 million of gross proceeds were from the offering of the Group's ordinary shares in the form of ADS on the Nasdaq Global Market in July 2025 ("the Offering"), bank borrowings and structured loans for €175.0 million, reimbursements of Research Tax Credits (Crédit d’Impôt Recherche (“CIR”)) in an aggregate amount of €41.2 million, subsidies received from Banque Publique d’Investissement (“Bpifrance”) (including €17.1 million of subsidies and €1.8 million of conditional advances) and royalty certificates in an amount of €2.9 million.
Based on the Group’s existing cash and cash equivalents and other short-term investments of €530.4 million as of December 31, 2025, the Group expects, as of the date of issuance of these financial statements, to be able to fund its forecasted cash flow requirements into the fourth quarter of 2027. This takes into account management's assumptions of continued R&D expenditure related to the continuation of the Phase 3 clinical trials of obefazimod in UC, progression of the Phase 2b clinical trials for CD and the initial stages of the scale up of the commercial organization as the Group prepares for a potential launch of obefazimod in UC.
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
Together with its contract research organizations ("CROs"), the Group is making considerable efforts to ensure the follow-up of patients who are unable to come to the study centers. Monitoring takes place through a remote monitoring system that was established and used successfully during the COVID-19 pandemic.

New, revised or amended Standards and Interpretations
The Group applied the amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability that is effective as of December 31, 2025. The Group assessed the impacts resulting from the application of this issued accounting pronouncement and concluded that they are not material.
New standards, amendments and interpretations issued by IASB but not yet mandatory for financial years starting from January 1,
2025
The Group did not elect for early application of the following new standards, amendments and interpretations, which were issued but not mandatory as of December 31, 2025:
•Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – Amendments to the
Classification and Measurement of Financial Instruments, whose application is for annual reporting periods beginning on or after January 1, 2026, as approved by the EU on May 27, 2025;
•Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – Contracts Referencing
Nature-dependent Electricity, whose application is for annual reporting periods beginning on or after January 1, 2026, as approved by the EU on June 30, 2025;
•IFRS 18 Presentation and Disclosure in Financial Statements, whose application is for annual reporting periods beginning on or after January 1, 2027, as approved by the EU on February 16, 2026;
•IFRS 19 Subsidiaries without Public Accountability: Disclosures, whose application is for annual reporting periods beginning on or after January 1, 2027 (not yet approved by the UE), and
•Annual Improvements Volume 11, whose application is for annual reporting periods beginning on or after January 1,
2026, as approved by the EU on July 9, 2025.
These texts have not been early adopted. The application of the standards and interpretations issued respectively by the IASB and the
IFRS IC that are not yet effective as of December 31, 2025 is not expected to have a material impact on the Group’s consolidated financial statements. IFRS 18, issued in April 2024 and effective from January 1, 2027, will modify the presentation of the
Consolidated statements of income (loss) and the Consolidated statements of cash flows.
Note 3. Significant events for the years ended December 31, 2023, 2024 and 2025 and subsequent events
Note 3.1. For the year ended December 31, 2023
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
Change in governance and management – February-August 2023
On April 5, 2023, the Company announced the appointment of Marc de Garidel as Chief Executive Officer (“CEO”) and Interim
Board Chair, effective May 5, 2023. Corinna zur Bonsen-Thomas stepped down as acting Chair, a position she held since August
2022, and remains a Board Member. Prof. Hartmut J. Ehrlich, M.D., retired from the CEO position, which he held since the
Company’s founding in 2013, and stayed on as a strategic advisor during the transition period, which ended on December 31, 2023.
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
Note 3.2. For the year ended December 31, 2024
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
In July 2024, the Group announced the appointment of Sylvie Grégoire as Independent Board Member, Chairman of the Board and also a member of the Audit Committee. Dr. Grégoire replaces Ms. Brosgart as Director, Mr. de Garidel as Chairman, and Mr. Hong as
member of the Audit Committee.
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

Note 3.3. For the year ended December 31, 2025
Share-based compensation plans – January-November 2025
In January 2025, the Group granted its independent Board members, as well as one of its Board Observers and Advisor, the right to subscribe up to 125,000 share warrants (BSA) in the aggregate, the vesting of which is subject to a service condition of four years, by tranches of 25% each, vested on January 1 of each year.
In February, March, May, August and November 2025, the Group issued eight free-share compensation plans to certain of its officers and employees, representing a maximum of 6,280,727 shares in the aggregate, the vesting of which is subject to the following service condition: 50% of the AGAs vest at the end of a two-year period from the allocation date, 25% at the end of a three-year period from the allocation date and 25% at the end of a four-year period from the allocation date (with the exception of the 123,102 2025-2 AGAs, which vest at the end of a two-year period from the allocation date, and the 50,000 2025-5 AGAs , which vest only upon the achievement of milestones related to clinical studies). Moreover, the vesting of almost half of the 4,319,500 2025-1 AGAs is subject to the occurrence of a tender offer on the securities issued by the Group and resulting in a change of control of the Group before a certain date.
In April 2025, the Group granted to one of its Board members the right to subscribe up to 39,370 share warrants (BSA), the vesting of which is subject to a service condition of four years, by tranches of 25% each, vested on May 1 of each year. The BSAs were subscribed in May 2025.
The detailed terms and conditions of these plans are set forth in Note 14.
Change in management – April 2025
On April 22, 2025, the Group announced the appointment of Dominik Höchli, MD to the Board of Directors of Abivax, effective immediately.
Completion of enrollment for the Phase 3 ABTECT trials in patients with moderately to severely active UC - April 2025
On April 29, 2025, the Group announced the completion of enrollment for the Phase 3 ABTECT trials in patients with moderately to severely active UC.
Publication of positive Phase 3 results from both ABTECT 8-week induction trials investigating obefazimod, in moderate to severely active UC – July 2025
On July 22, 2025, the Group announced the positive results of the ABTECT-1 and ABTECT-2 induction trials in patients with moderately to severely active UC. ABTECT-1 and 2 are global, multicenter, randomized, double-blind, placebo-controlled trials assessing once-daily oral administration of obefazimod at 25 mg or 50 mg doses in adult patients with moderately to severely active
UC. Eligible participants had inadequate response, loss of response, or intolerance to conventional and/or advanced therapies.
Following this announcement and that of its Offering completed on July 28, 2025 (see Completion of a public offering – July 2025 within this section), the Group’s share price increased significantly, from €6.64 as of June 30, 2025, to €57.00 as of July 28, 2025.
At the same time, the Group reassessed the probability of success (“POS”) of obtaining a future market authorization for obefazimod in UC, to reflect a reduced level of uncertainty following positive Phase 3 results.
The main financial effects of this event on the Group’s financial statements are the following:
•A significant increase in the carrying value of the royalty certificates, measured at amortized cost, reflecting an increase in the projected probability-weighted cash flows of the instrument, following the reassessment of the POS (see Note 15.9),
•Significant changes in the carrying value of the Group’s financial liabilities measured at fair value through profit or loss, i.e.
the Kreos / Claret BSA, the Kreos / Claret MRI and the Heights convertible notes (the latter as well as the Kreos / Claret BSA being converted into ordinary shares at the request of the noteholders in July and August 2025, see Conversion of the Heights
convertible notes, Kreos / Claret OCABSA and Kreos / Claret BSA – July-August 2025 below and Notes 15.1 and 15.2),

•Significant changes in the disclosure of the fair values of other financial instruments measured at amortized cost (i.e. the royalty certificates, the debt components of (i) the Kreos / Claret OCABSA (Tranche A, converted into shares in August
2025) and (ii) Tranche B and C bond loans; these fair value changes are not expected directly to impact the future financial position and net loss of the Group - see Note 15),
•A significant increase in provisions related to employer contributions on AGAs (the contribution being based on the vesting date share price - see Note 14).
Completion of a public offering – July 2025
On July 28, 2025, the Group announced the completion of an underwritten public offering of 11,679,400 ADSs (the “Offering”) at a price of $64.00 per ADS (corresponding to €54.58 per ordinary share, based on the exchange rate of €1.00 = $1.1726 as published by the European Central Bank on July 23, 2025). The aggregate gross proceeds amounted to approximately $747.5 million, equivalent to approximately €637.5 million, before deduction of underwriting commissions and estimated expenses, and the net proceeds, after deducting underwriting commissions and estimated offering expenses, were approximately $700.3 million, equivalent to approximately €597.2 million. The net cash from the Offering of €607.2 million presented within the Consolidated Statements of Cash
Flows also includes the effect of a net foreign exchange gain resulting from the favorable change in the euro to U.S. dollar exchange rate between the closing of the Offering and the date of receipt of funds.
The Group believes that the net proceeds from the Offering, together with its current cash and cash equivalents, will allow it to finance its operations into the fourth quarter of 2027, allowing it to reach 12 months of expected cash runway following the planned NDA submission for UC, assuming positive results from its Phase 3 maintenance trial (see Note 2 above "Going concern").
Conversion of the Heights convertible notes, Kreos OCABSA and Kreos / Claret BSA and prepayment of the Kreos / Claret Tranches
B and C bond loans – July-December 2025
On July 23 and July 30, 2025, the Group received notices from entities affiliated with Heights Capital Management, which hold amortizing senior convertible notes of the Group issued in August 2023 (the “Height convertible notes”), for the immediate conversion of respectively 150 and 200 convertible notes (corresponding to the entirety of the outstanding principal amount of €21.9 million) into
920,377 new ordinary shares of the Group at a conversion price of €23.7674 per ordinary share in accordance with the terms and conditions of the convertible notes.
On August 8, 2025, Kreos Capital VII (UK) Limited converted its portion of the Tranche A of the Kreos / Claret Financing (the Kreos
OCABSA), resulting in the issuance of 785,389 ordinary shares. In addition, on July 30, 2025, Kreos Capital VII Aggregator SCSp
exercised its share warrants (the tranche A-B BSA and tranche C BSA) resulting in the issuance of 319,251 ordinary shares of the
Group.
On August 28, 2025, Claret European Growth Capital Fund III SCSp exercised its share warrants (the tranche A-B BSA and tranche C
BSA) resulting in the issuance of 206,662 ordinary shares of the Group.
On November 25, 2025, Claret European Growth Capital Fund III SCSp converted its portion of the Tranche A portion of the Kreos /
Claret Financing (the Claret OCABSA), resulting in the issuance of 392,695 ordinary shares of the Group.
On December 23, 2025, the Group completed the full prepayment of the outstanding balances of Tranches B and C of the Kreos /
Claret Financing. The repayment amount, including end-of-loan exit fees and prepayment fees, amounts to 33,823 thousand.
Following these transactions, the Group no longer holds any debt related to the Kreos / Claret and Heights Financings.
The impacts of these operations on the Group's financial statements are set forth in Note 15.1 and 15.2.

Admission to the CAC Mid 60 and SBF 120 indices - September 2025
Following the annual review of the Euronext Paris indices on September 11, 2025, the Scientific Council of the Indices has decided to admit the Company to the CAC Mid 60 and SBF 120 indices. This decision took effect on Friday, September 19, 2025, after market close. The CAC Mid 60 and SBF 120 are key indices on the Euronext Paris exchange, representing mid-sized listed companies and a broader selection of 120 major securities, respectively.
Note 3.4. Subsequent events
Share-based compensation plans – February 2026
In February 2026, the Group issued a new free-share compensation plan to certain of its officers and employees, representing a maximum of 47,500 shares in the aggregate, the vesting of which is subject to the following service condition: 50% of the AGAs vest at the end of a two-year period from the allocation date, 25% at the end of a three-year period from the allocation date and 25% at the end of a four-year period from the allocation date.
In February 2026, the Group granted its independent Board members, as well as one of its Board Observers and Advisor, the right to subscribe up to 23,477 share warrants (BSA) in the aggregate, the vesting of which (if subscribed) is subject to a service condition of four years, by tranches of 25% each, vested on each February 1st thereafter.
Changes in Management - March
In March 2026, the Group appointed Michael Nesrallah, MBA, as Chief Commercial Officer, Keith Fournier, Ph.D., as Senior Vice
President of Global Regulatory Affairs, and Maurus de la Rosa, Ph.D., Senior Vice President of Research.
In March 2026, Sofinnova Partners, represented by Dr. Kinam Hong, stepped down from the Group's Board of Directors.
In light of Mr. Didier Scherrer's departure from his role as Chief Scientific Officer, the Group entered into a settlement agreement
("protocole d’accord transactionnel") with Mr. Didier Scherrer under which:
•Mr. Scherrer received a balance of notice pay in the total gross amount of €278 thousand, together with a contractual severance indemnity of €240 thousand (net);
•the Group waived the continued employment condition attached to 77,050 free shares previously granted to Mr. Scherrer;
•the Group waived the continued employment condition for a further 40,200 free shares, subject to specific performance conditions;
•the remaining 217,750 free shares previously granted to Mr. Scherrer are lapsed; and
•Mr. Scherrer irrevocably waived all claims and renounced any legal action against the Group.
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

Licenses, patents and development costs
Payments for separately acquired research and development are capitalized within “intangible assets” provided that they meet the definition of an intangible asset: a resource that is (i) controlled by the Group, (ii) expected to provide future economic benefits for the
Group and (iii) identifiable (i.e., it is either separable or arises from contractual or legal rights). In accordance with paragraph 25 of
IAS 38—Intangible Assets, the recognition criterion relating to the likelihood of future economic benefits generated by the intangible asset, is presumed to be achieved for research and development activities when they are acquired separately. In this context, amounts paid to third parties in the form of initial payments or milestone payments relating to pharmaceutical specialties that have not yet obtained a marketing authorization are recognized as intangible assets. These rights will be amortized on a straight-line basis, after obtaining the marketing authorization, over their useful life. Unamortized rights (before marketing authorization) are subject to impairment tests in accordance with the method defined in Note 4.4.
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
The measurement of the fair value of BSA, BCE and AGA incorporates the market-based vesting conditions and non-vesting conditions as described in Note 4.15 “Use of judgments and estimates”.
Note 4.8. Financial liabilities
Note 4.8.1. Financial liabilities at amortized cost
Pursuant to IFRS 9 – Financial Instruments, the borrowings, the debt component of the Kreos / Claret OCABSA (classified as convertible loan notes – see Compound instruments Compound instruments below), royalty certificates and Other financial liabilities
(conditional advances) other than financial derivative liabilities are measured at amortized cost. They are initially recognized at fair value and subsequently measured at amortized cost calculated using the effective interest rate (“EIR”) method. The transaction costs that are directly attributable to the issue of the financial liability reduce that financial liability. These expenses are then amortized over the lifetime of the liability, on the basis of the EIR. The EIR is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability to the amortized cost of a financial liability. Financial liabilities that are due within one year are presented as current financial liabilities in the statements of financial position.
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
Royalty certificates are initially measured at fair value (refer to note 15.9 for valuation model applied). They are subsequently measured at amortized cost calculated using the EIR method. The EIR is calculated based on future cash flows, which are estimated on the basis of development and commercialization plans and budgets approved by the Board of Directors of the Group, and probability-
weighted to reflect the probability of success of clinical studies and any other uncertainty affecting them. If there is a change in the timing or amount of estimated cash flows, then the gross carrying amount of the amortized cost of the financial liability is adjusted in the period of change to reflect the revised actual and estimated cash flows, with a corresponding income or expense being recognized in profit or loss. The revised gross carrying amount of the amortized cost of the financial liability is calculated by discounting the future revised estimated cash flows at the original EIR.
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
See Note 12 Financial assets and liabilities and Note 15 Financial liabilities.

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
Funds received from Bpifrance in the form of conditional advances are recognized as financial liabilities, as the Group has a contractual obligation to reimburse Bpifrance for such conditional advances in cash based on a repayment schedule. Each award of an advance is made to help fund a specific development milestone. More details on conditional advances are provided in Note 15.7.
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
Note 4.11. Provisions
Provisions correspond to commitments resulting from litigation and various risks to which the Group may face in the context of its operations, as well as taxes and employer contributions related to AGAs that become due upon the vesting of the awards. In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision is recorded when the Group has an obligation to a third party resulting from a past event that will likely result in an outflow of resources to the third party, and for which future cash outflows may be estimated reliably. The amount recorded as a provision is an estimate of the expenditure required to settle the obligation, discounted where necessary at year end. For AGA taxes, the taxes are based on the vesting date share price, and the provision is estimated based on the spot listed price at year-end multiplied by the number of AGAs which are expected to vest.
Contingent liabilities are not recognized, but are disclosed in the notes to the financial statements unless the possibility of an outflow of economic resources is remote.
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
Note 4.13. Translation of transactions denominated in foreign currency
Pursuant to IAS 21 – The Effects of Changes in Foreign Exchange Rates, transactions performed by the Company and the Subsidiary in currencies other than their functional currencies, which are respectively the Euro and the U.S. dollar, are translated at the prevailing exchange rate on the transaction date.
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
Deferred tax assets
Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that the temporary difference will reverse in the foreseeable future and that taxable profit will be available against which the deductible temporary difference, unused tax losses or unused tax credits can be utilized. In this regard, the Group applies the decision of the IFRS IC, published on January 29, 2021, on the amount of deferred tax assets recognized from unused tax losses as a result of suitable taxable temporary differences, in the case when the use of such tax losses is restricted or limited by the tax law. See
Note 4.15. Use of judgments and estimates and Note 22 Income tax.
Note 4.15. Use of judgments and estimates
In order to prepare financial statements in accordance with IFRS, estimates, judgments and assumptions were made by the Group’s management which could affect the reported amounts of assets, liabilities, contingent liabilities, income and expenses.
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

This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to changes in estimates and assumptions. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.
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
•Fair value measurement at inception and after of derivative financial instruments resulting from (i) the warrants issued concomitantly with the issuance of the straight and convertible bonds to Kreos on July 24, 2018 (or “Kreos 1”), (ii) the
Kreos / Claret BSA issued on August 21, 2023 and November 2, 2023, related to tranches A-B and tranche C, respectively, and (iii) the Kreos / Claret Minimum Return Indemnifications related to tranches B and C, issued in March
2024 and June 2024, respectively,
•Amortized cost measurement and fair value of royalty certificates, based on the following assumptions: (a) future cash flows, estimated on the basis of development and commercialization plans and budgets approved by the Board of
Directors, (b) the effective interest rate (for the amortized cost measurement) and (c) the discount rate (for the fair value). The sensitivity analyses in respect of the amortized cost measurement and fair value of royalty certificates is presented in Note 15,
•Fair value measurement of other financial liabilities at inception, and after, for the Heights convertible notes measured at fair value at each reporting period, with fair value changes recognized in profit or loss, as well as for disclosure purposes
(see Note 15),
•Estimation of CIR, based on internal and external expenses, which meet the required criteria, incurred by the Group each year (see Note 4.9),
•Recognition of deferred tax assets: availability and timing of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized and whether sufficient evidence exists (see Note 22),
•Recognition of deferred tax assets: tax deductibility of future royalty payments related to the royalty certificates issued in
September 2022 (see Notes 15 and 22),
•Determination of the terms of the leases, including whether the Group is reasonably certain to exercise extension and/or termination options (see Note 15.8).
The main critical judgments made by the Group’s management impact the following items:
•Accounting treatment of specific conditions of share-based compensation plans (see Notes 4.7 and 14),
•Accounting treatment of the royalty certificates and August 2023 Kreos / Claret and Heights Financings (see Notes 4.8
and 15).
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
As of December 31, 2023 and 2024, substantially all operations, assets, liabilities, and losses of the Group were located in France. As of December 31, 2025, the U.S. Subsidiary's contributions to the Group’s liabilities and net losses were less than 10%, and its contribution to the Group's assets were 29% (consisting predominantly of cash and cash equivalents).
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
The impairment test carried out as of December 31, 2022 resulted in the full impairment of the goodwill resulting from the acquisition of Wittycell SAS and other assets included in the ABX196 CGU, i.e. an impairment loss of €13,632 thousand as of December 31,
2022 (€13,586 thousand related to goodwill and €45 thousand related to other assets).
Consequently, the carrying amount of the Group's goodwill of €18,419 thousand as of December 31, 2023, 2024 and 2025 solely relates to the acquisition of Splicos SAS.
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
As of December 31, 2025, the Group has not identified any indication of impairment loss related to goodwill, intangible or tangible assets.
As of December 31, 2023, 2024 and 2025 the recoverable amount used for the impairment test of each CGU was the value in use. This value in use was based on a net present value calculation, using the following assumptions as of December 31, 2023, 2024 and 2025:
•Cash flows are set on the basis of the development and commercialization plans and budgets approved by Board of
Directors;
•A discount rate (or “WACC”) of  15% as of December 31, 2023, 11.5% as of December 31, 2024 and of 10.0% as of
December 31, 2025;
•A risk of development is taken into consideration by applying probabilities of success (or “POS”) of reaching future phases of development to cash flows related to the commercialization phase. Those average probabilities of success of
R&D projects are based on public sources;
•For the commercialization phase, selling price and sales volume are estimated on the basis of the potential market and the observed performances of comparable drugs currently on the market.
The impairment tests resulted in no impairment charges as of December 31, 2023, 2024, and 2025.

Sensitivity testing as of December 31, 2023, 2024 and 2025:
As the product is currently under development, a clinical trial failure or a failure to obtain a marketing approval could result in an impairment of the goodwill allocated to the ABX464 CGU. The results of the impairment test indicate a headroom level that is high enough so that any reasonably possible change in any of the key assumptions (except clinical failure) would not lead to any impairment.
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
(iii)Patents acquired through the acquisition of Prosynergia SARL (or "Prosynergia") on April 1, 2022 and amounting to
€6,529 thousand. Considering that Prosynergia only owned patent rights and did not enter into any employee contract, research agreement, collaboration agreement or out-licensed agreement, this acquisition did not meet the definition of a business under IFRS 3. Consequently, the acquisition cost of this group of assets was mostly allocated to the acquired patents, which cover alternative synthesis process for obefazimod and a family of close chemical analogues. They also cover alternative forms of obefazimod (salts thereof and crystalline forms of said salts), the pharmaceutical composition comprising them, that could be of interest to the Group for future development.
The patents are not yet amortized, similarly to licenses, and are included in the ABX464 CGU for impairment test purposes. All patents will expire in 2037.

Licenses and patents recognized as Intangible assets are not amortized since they are not operating in a manner intended by the management. As a consequence, and in accordance with IAS 36, those assets were subject to an annual impairment test as of
December 31, 2023, 2024 and 2025, which did not result in any impairment loss being recognized.

(amounts in thousands of euros)	LICENSES	SOFTWARE	PATENTS	TOTAL
GROSS VALUES
AS OF JANUARY 1, 2023	120	24	6,529	6,673
AS OF DECEMBER 31, 2023	120	24	6,529	6,673
Acquisition	—	3	—	3
AS OF DECEMBER 31, 2024	120	27	6,529	6,677
AS OF DECEMBER 31, 2025	120	27	6,529	6,677

(amounts in thousands of euros)	LICENSES	SOFTWARE	PATENTS	TOTAL
AMORTIZATION
AS OF JANUARY 1, 2023	(45)	(21)	—	(66)
Increase	—	(3)	—	(3)
AS OF DECEMBER 31, 2023	(45)	(24)	—	(70)
Increase	—	(1)	—	(1)
AS OF DECEMBER 31, 2024	(45)	(25)	—	(70)
Increase	—	(1)	—	(1)
AS OF DECEMBER 31, 2025	(45)	(26)	—	(71)

(amounts in thousands of euros)	LICENSES	SOFTWARE	PATENTS	TOTAL
NET BOOK VALUES
AS OF JANUARY 1, 2023	75	3	6,529	6,607
AS OF DECEMBER 31, 2023	75	0	6,529	6,604
AS OF DECEMBER 31, 2024	75	3	6,529	6,606
AS OF DECEMBER 31, 2025	75	2	6,529	6,605
Note 8. Property, plant and equipment
The following tables present changes in property, plant and equipment including the right of use of assets (or “ROU”) as of
December 31, 2023, 2024 and 2025:

(amounts in thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
GROSS VALUES
AS OF JANUARY 1, 2023	1,618	436	346	2,400	1,561
Acquisition	350	103	161	614	350
Disposal	(622)	(27)	—	(649)	(649)
AS OF DECEMBER 31, 2023	1,346	513	507	2,366	1,262
Acquisition	2,578	—	292	2,870	2,217
Disposal	(1,110)	—	(119)	(1,229)	(975)
Effect of the change in foreign currency exchange rates	4	—	17	22	22
AS OF DECEMBER 31, 2024	2,818	513	698	4,029	2,526
Acquisition	436	—	123	559	424
Disposal	—	(49)	(203)	(252)	(34)
Effect of the change in foreign currency exchange rates	(50)	—	(12)	(62)	(50)
AS OF DECEMBER 31, 2025	3,204	463	607	4,274	2,865

(amounts in thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
DEPRECIATION
AS OF JANUARY 1, 2023	(259)	(378)	(171)	(808)	(290)
Increase	(578)	(36)	(94)	(707)	(498)
Disposal	—	27	—	27	27
AS OF DECEMBER 31, 2023	(837)	(387)	(265)	(1,488)	(761)
Increase	(886)	(32)	(171)	(1,089)	(788)
Disposal	1,111	—	104	1,215	975
AS OF DECEMBER 31, 2024	(613)	(419)	(332)	(1,363)	(575)
Increase	(903)	(35)	(158)	(1,095)	(797)
Disposal	—	49	203	252	53
Effect of the change in foreign currency exchange rates	17	—	5	22	17
AS OF DECEMBER 31, 2025	(1,498)	(404)	(281)	(2,184)	(1,302)

(amounts in thousands of euros)	BUILDINGS		EQUIPMENT		FURNITURE AND COMPUTER EQUIPMENT		TOTAL		OF WHICH ROU
NET BOOK VALUES
AS OF JANUARY 1, 2023	1,359	—	59	—	175	—	1,592	—	1,270
AS OF DECEMBER 31, 2023	509	—	126	—	242	—	878	—	501
AS OF DECEMBER 31, 2024	2,205	—	94	—	366	—	2,666	—	1,950
AS OF DECEMBER 31, 2025	1,706	—	59	—	325	—	2,090	—	1,563

Right of use assets relate to buildings, vehicles and furniture. The net book value of right of use assets related to buildings amounted to
€453 thousand, €1,846 thousand and €1,473 thousand as of December 31, 2023, 2024 and 2025 respectively.
Acquisitions over the year ended December 31, 2023 mainly include the right of use asset related to the new Boston offices entered into in November 2023. Decreases mainly include the remeasurement of the right of use asset related to the reassessment of the Paris
Headquarters lease term, for an amount of €622 thousand (see Note 15.8).
Acquisitions over the period ended December 31, 2024 mainly include the right of use assets related to the new Paris headquarters and
Montpellier offices entered into in May and April 2024 respectively, as well as the 1-year renewal of the Boston offices lease (see
Note 15.8). Disposals over the period ended December 31, 2024 mainly include the right of use asset related to the former Paris headquarters lease, which ended in June 2024.
Acquisitions over the period ended December 31, 2025 mainly include right of use assets related to the renewal of the hosting agreement with the CNRS (French National Centre for Scientific Research) research laboratories based in Montpellier (which previously fell under the IFRS 16 short-term lease exemption), as well as new office equipment leases.
Disposals over the period ended December 31, 2025 of the period mainly relate to the decommissioning of obsolete IT equipments.
Note 9. Other financial assets
Other financial assets break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2025
OTHER FINANCIAL ASSETS
Advances related to CRO contracts	12,172	4,929	4,665
Deposits	574	863	693
Other	124	126	—
Total other non-current financial assets	12,870	5,919	5,358
Advances related to CRO contracts	—	7,418	7,717
Deposits	136	136	—
Other investments	9,050	—	13,698
Total other current financial assets	9,186	7,554	21,415
Other financial assets	22,055	13,473	26,772
Advances related to CRO contracts
Advances granted in 2022 for a total undiscounted amount of €12,187 thousand for clinical studies are to be recovered at the end of the studies after final reconciliation with pass-through costs, which are being invoiced and paid as studies are carried out. These long-
term advances were measured at fair value on initial recognition, using discount rates ranging from 0.19% to 7.16%, and are subsequently measured at amortized cost.
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
In March 2024, a change order was signed with the CRO, extending the scope (addition of maintenance studies) and end date of one of the studies to 2029, thus postponing the recovery date of the corresponding advance of €5,538 thousand (undiscounted amount) from
June 2026 to June 2029. The Group considered that this asset modification met the criteria for derecognition, and recognized a new financial asset at fair value on that date, using a discount rate of 6.83%. Since the Group considers that these advances are made in exchange for a discount on future services to be received from the CROs, a prepaid expense asset was also recognized for the difference between the derecognized asset carrying value and new asset fair value, and spread over the term of the advance (equal to the period of service) in a similar manner.
As of December 31, 2025, the recovery dates of these advances are spread from 2026 to 2030.
The credit risk related to these advances is deemed insignificant due to the CROs' credit ratings.
Other investments
As of December 31, 2023, other investments consist of 6-month term deposits that do not qualify for a classification under cash and cash equivalents.
As of December 31, 2025 other investments consist of 9-month and 12-month term deposits that do not qualify for a classification under cash and cash equivalents.
Deposits
Deposits include the Paris and Boston offices lease contracts, the ATM Program deposit, as well as other security deposits.
Note 10. Other receivables and other assets
Other receivables and other assets break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2025
OTHER RECEIVABLES AND ASSETS
Prepaid expenses - non current	2,320	948	625
Total other non-current assets	2,320	948	625
Research tax credit ("CIR")	4,600	5,774	3,196
VAT receivables	14,439	9,841	6,870
Prepaid expenses	5,746	3,233	2,649
Employee-related receivables	—	—	429
Credit notes	60	48	—
Total current other receivables and assets	24,845	18,896	13,144
Other receivables and assets	27,164	19,843	13,769
Research tax credit (“CIR”)
The CIR is recognized as Other Operating Income (see note 4.9) in the year to which the eligible research expense relates. The Group received the payments of the CIR for 2023 and 2024 tax years in the amount of respectively  €4,493 thousand and €5,640 thousand in respectively 2024 and 2025 and expects to receive the CIR for the 2025 tax year of €3,196 thousand in 2026.
VAT Receivables
Value-added tax (“VAT”) receivables relate primarily to the deductible VAT and VAT refunds claimed.
Prepaid expenses
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
The decrease in prepaid expenses over the year ended December 31, 2024 mainly corresponds to the reclassification of the deferred transaction costs of tranche B of the Kreos / Claret Financing, from prepaid expenses to a reduction of the initial carrying value of the tranche B debt component, in accordance with the effective interest rate method, for an amount of €1,546 thousand, and to the amortization of the deferred transaction costs related to tranche C (already fully amortized on the date of drawdown).
Prepaid expenses as of December 31, 2025 include prepaid expenses related to CRO contracts for an amount of €1,068 thousand (see
Note 9) and other expenses from various suppliers amounting to €2,207 thousand.
Note 11. Cash and cash equivalents
Cash and cash equivalents break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2025
CASH AND CASH EQUIVALENTS
Cash equivalents	18,105	87,265	478,541
Cash	233,837	56,956	38,144
Cash and cash equivalents	251,942	144,221	516,685
Cash equivalents mainly include term deposits with short-term maturities (measured at amortized cost) and highly liquid investments in mutual funds and structured notes (measured at fair value through profit or loss) denominated in euros and U.S. dollars.
As of December 31, 2023, 2024 and 2025, in addition to the Group’s bank accounts, cash includes notice accounts amounting to
€231,562 thousand, €44,239 thousand and €5,744 thousand respectively. These funds are available on demand within 24 hours and without penalty.
The increase in cash and cash equivalents over the year ended December 31, 2025 is mainly explained by the proceeds from the
Offering completed on July 28, 2025 (see Note 3.3 - Completion of a public offering – July 2025).
As of December 31, 2023, 2024 and 2025, the impact of the revaluation of cash and cash equivalents held in U.S. dollars by the
Company into the its functional currency (euro) is a net financial expense of €3,196 thousand, a net financial income of
€2,035 thousand and a net financial expense of €8,639 thousand respectively.
Note 12. Financial assets and liabilities
The following table shows the carrying amounts and fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy.
Tax and employee-related payables are non-financial liabilities and are therefore excluded from the tables below. They are presented in Note 17.2.

	AS OF DECEMBER 31, 2023
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	22,055	22,394	—	22,394	—
Other receivables and assets (2)	27,164	27,164	—	27,164	—
Cash and cash equivalents (1)	251,942	251,942	—	251,942	—
Total financial assets	301,161	301,500	—	301,500	—
Financial liabilities—non-current portion (4, Note 15)	39,697	40,622	18,506	—	42,768
Financial liabilities—current portion (3, Note 15)	37,348	37,348	11,531	—	5,165
Trade payables and other current liabilities (3)	47,221	47,221	—	—	47,221
Total financial liabilities	124,266	125,191	30,037	—	95,154

	AS OF DECEMBER 31, 2024
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	13,473	12,690	—	12,690	—
Other receivables and assets (2)	19,843	19,843	—	19,843	—
Cash and cash equivalents (1)	144,221	144,221	—	144,221	—
Total financial assets	177,537	176,754	—	176,754	—
Financial liabilities—non-current portion (4, Note 15)	69,069	73,497	3,620	—	69,877
Financial liabilities—current portion (3, Note 15)	44,935	44,935	21,183	—	23,752
Trade payables and other current liabilities (3)	43,824	43,824	—	—	43,824
Total financial liabilities	157,828	162,256	24,803	—	137,453

	AS OF DECEMBER 31, 2025
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	26,772	27,141	—	27,141	—
Other receivables and assets (2)	13,769	13,769	—	13,769	—
Cash and cash equivalents (1)	516,685	516,685	437,031	79,654	—
Total financial assets	557,226	557,595	437,031	120,565	—
Financial liabilities—non-current portion (4, Note 15)	30,790	102,555	—	—	102,555
Financial liabilities—current portion (3, Note 15)	1,302	1,302	—	—	1,302
Trade payables and other current liabilities (3)	37,552	37,552	—	—	37,552
Total financial liabilities	69,644	141,409	—	—	141,409
(1)    The fair value of cash and cash equivalents is determined based on Level 1 fair value measurement and corresponds to the market value of the assets.

(2)    The carrying amount of financial assets measured at amortized cost is deemed to be a reasonable estimate of fair value, except for the long-term advances made to CROs, whose fair value is determined based on Level 3 fair value measurement and is estimated based on future cash-flows discounted at market rates, using credit spreads ranging from 104 bp to 218 bp as of December 31, 2023,
131 bp to 271 bp as of December 31, 2024 and 34 bp to 131 bp as of December 31, 2025. As of December 31, 2023, 2024, and 2025,
an increase in the credit spread by +100 bp would result in a decrease in the advances fair value by €23 thousand, €235 thousand, and
€231 thousand, respectively.
(3)    The carrying amount of short-term financial liabilities measured at amortized cost was deemed to be a reasonable estimate of fair value.
(4)    The fair value of the royalty certificates, Heights convertible notes, Kreos / Claret BSA and Minimum Return Indemnifications
is based on Level 3 fair value measurement and is estimated based on models and assumptions detailed in Note 15. The fair value of other long-term financial liabilities is determined based on Level 3 fair value measurement and is estimated based on future cash-flows discounted at market rates, using the following assumptions:
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
•For the conditional advances and the PGE loan, a credit spread of 900 bp as of December 31, 2023, and 730 bp as of
December 31, 2024. An increase in the credit spread by +100 bp would result in the following:
•As of December 31, 2023, and 2024, a decrease in the PGE loan fair value by €39 thousand and €21 thousand respectively.
•As of December 31, 2023, a decrease in the RNP-VIR conditional advance fair value by €15 thousand.
•As of December 31, 2023, a decrease in the CARENA conditional advance fair value by €37 thousand.
•As of December 31, 2023, a decrease in the Ebola conditional advance fair value by €1 thousand.
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
As of December 31, 2025, the Group’s share capital amounted to €785 thousand divided into 78,536,412 ordinary shares issued with a par value of €0.01 each, fully paid up, after taking into account the various capital increases that took place since inception (see Note
13.2).
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

Treasury shares
The Group held 11,339 of its own shares as of December 31, 2023. The Group held none of its own shares as of December 31, 2024 and December 31, 2025.
The number of outstanding ordinary shares (excluding treasury shares held by the Group) was 62,928,818, 63,347,837 and 78,536,412 as of December 31, 2023, 2024 and 2025, respectively.
Note 13.2. Change in share capital
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
The increases in the share capital for the year ended December 31, 2025 relate to:
•the completion of the July 28, 2025 Offering, by issuing 11,679,400 ADSs at a price of $64.00 per ADS (corresponding to
€54.58 per ordinary share, based on the exchange rate of €1.00 = $1.1726 as published by the European Central Bank on July
23, 2025);
•the conversion of 150 and 200 of Heights notes on respectively July 23 and July 30, 2025 (corresponding to the entirety of the outstanding principal amount of €21.9 million). This conversion resulted in the issuance of 920,377 new ordinary shares of the Group at a conversion price of €23.7674 per ordinary share in accordance with the terms and conditions of the convertible notes;
•the conversion, on August 8, 2025, by Kreos Capital VII (UK) Limited of its portion of the Tranche A of the Kreos / Claret
Financing (the Kreos OCABSA), at a conversion price of €21.2209, resulting in the issuance of 785,389 ordinary shares of the Group, .

•the exercise, on July 30, 2025, by Kreos Capital VII Aggregator SCSp of its share warrants (the tranche A-B Kreos BSA and tranche C Kreos BSA) resulting in the issuance of 319,251 ordinary shares of the Group;
•the exercise, on August 28, 2025, by Claret European Growth Capital Fund III SCSp of its share warrants (the tranche A-B
Claret BSA and tranche C Claret BSA) resulting in the issuance of 206,662 ordinary shares of the Group;
•the conversion, on November 25, 2025, by Claret European Growth Capital Fund III SCSp of its portion of the Tranche A of the Kreos / Claret Financing (the Claret OCABSA), at a conversion price of €21.2209, resulting in the issuance of 392,695 ordinary shares of the Group.
•the issue of 627,714 vested free shares, as part of the AGA plans issued by the Group to certain of its officers and employees;
•the exercise of 257,087 other share warrants, by issuing 257,087 ordinary shares with a par value of €0.01 per share and an average subscription price of €13.02 per share (see Note 14).
Distribution of dividends
The Group did not distribute any dividends for any of the periods presented, does not have any present plan to pay any cash dividends on its equity securities in the foreseeable future and currently intends to retain all available funds and any future earnings to operate and expand our business.
Note 14. Share-based payments
The Group has granted BCEs, BSAs and free shares (attributions gratuites d’actions, or “AGAs”). These plans qualify as “equity settled” under IFRS 2. The Group does not have any obligation to purchase these instruments in the event of departure or if a specific event does not occur.
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
•Share price, including offered in case of change of control (only for the market conditions applicable to the free-share plan
AGA 2023-1), is based on Monte-Carlo simulations and taking into account a change of control premium based on the management best estimate.
BCEs
The following tables summarize the data relating to BCEs as well as the assumptions used for the measurement thereof in accordance with IFRS 2 – Share-based Payment:

GRANT D ATE	TYPE	NUMBER OF BCEs ISSUED	NUMBER OF BCE OUTSTAND ING AS OF JANUARY 1, 2025	NUMBER OF ISSUED BCEs	NUMBER OF LAPSED BCEs	NUMBER OF EXERCISE D BCEs	NUMBER OF BCEs OUTSTAND ING	NUMBER OF BCEs EXERCISA BLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIO NS ARE MET
				YEAR ENDED DECEMBER 31, 2025			AS OF DECEMBER 31, 2025
2016-11-07	BCE-2016-1	84,000	18,796	—	—	(18,796)	—	—	—
2017-01-23	BCE-2017-1	67,374	67,000	—	—	(33,313)	33,687	33,687	33,687
2017-11-20	BCE-2017-2	150,000	112,500	—	—	—	112,500	112,500	112,500
2017-11-20	BCE-2017-4	67,374	67,373	—	—	(33,686)	33,687	—	33,687
2017-11-20	BCE-2017-5	67,374	33,687	—	—	(16,843)	16,844	—	16,844
2018-03-15	BCE-2018-1	22,000	11,980	—	—	(9,440)	2,540	2,540	2,540
2018-05-14	BCE-2018-4	16,843	16,843	—	—	(8,422)	8,421	8,421	8,421
2018-05-14	BCE-2018-5	22,000	2,000	—	—	(2,000)	—	—	—
	Total BCEs	496,965	330,179	—	—	(122,500)	207,679	157,148	207,679
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
Most of the BCEs plans include or partially include non-market performance conditions (obtaining financing of €100 million, positive results on clinic studies, signature of informed consent in a clinical phase, signing a license agreement, FDA authorization). The level of achievement of the non-market performance conditions are taken into account in determining the number of BCEs allocated initially and reassessed at each closing date.
In the event of a change of control or a M&A transaction, all the BCEs will become immediately exercisable. A change of control is defined as a new investor/company holding directly or indirectly more than 50% of the share capital or voting rights. As such the probable vesting date of each plan corresponds to the weighted average of probable change of control dates.
BSAs
The following tables summarize the data relating to BSAs as well as the assumptions used for the measurement thereof in accordance with IFRS 2—Share-based Payment:

GRANT DA TE	TYPE	Total NUMBER OF BSAs ISSUED	NUMBER OF BSAs OUTSTAND ING AS OF JANUARY 1, 2025	NUMBER OF ISSUED BSAs		NUMBER OF LAPSED BSAs	NUMBER OF EXERCISE D BSAs	NUMBER OF BSAs OUTSTAND ING		NUMBER OF BSAs EXERCISA BLE		MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIO NS ARE MET
				YEAR ENDED DECEMBER 31, 2025				AS OF DECEMBER 31, 2025
2015-12-04	BSA-2015-11	96,924	96,924	—		—	(96,924)	—		—		—
2015-12-04	BSA-2015-12	82,000	16,400	—		—	(16,400)	—		—		—
2017-09-18	BSA-2017-1	16,400	16,400	—		—	(16,400)	—		—		—
2018-01-22	BSA-2018-1	49,200	16,400	—		—	—	16,400		16,400		16,400
2024-04-04	BSA-2024-1	58,365	58,365	—		—	(4,863)	53,502		9,726		53,502
2024-04-04	BSA-2024-2	19,455	19,455	—		—	—	19,455		4,863		19,455
2025-01-13	BSA-2025-1	100,000	—	100,000		—	—	100,000		—		100,000
2025-01-13	BSA-2025-2	25,000	—	25,000		—	—	25,000		—		25,000
2025-04-22	BSA-2025-3	39,370	—	39,370		—	—	39,370	0	—	3 9 , 3 7 0	39,370
	Total BSAs	486,714	223,944	164,370	—	—	(134,587)	253,727	0	30,989	0	253,727
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

BSAs granted in January and April 2025
In January 2025, the Group granted its independent Board members, as well as one of its Board Observers and Advisor, the right to subscribe up to 125,000 BSAs in the aggregate, the vesting of which is subject to a service condition of four years, by tranches of 25%
each, vested on January 1 of each year. All of the granted BSAs were subscribed by the beneficiaries in February 2025.
In April 2025, the Group granted to one of its Board members the right to subscribe up to 39,370 BSAs, the vesting of which is subject to a service condition of four years, by tranches of 25% each, vested on May 1 of each year. The BSAs were subscribed in May 2025.
Additionally, the BSAs are subject to a vesting acceleration condition in case of a tender offer on the securities issued by the Group and resulting in a change of control of the Group.
The fair value of the BSAs was determined at grant date using the Black Scholes model, with the following assumptions:

TYPE	FAIR VALUE OF THE UNDERLYING SHARE	FAIR VALUE OF THE BSA	NUMBER OF BSAs	SUBSCRIPTI ON PRICE	STRIKE PRICE PER SHARE	RISK FREE RATE	EXPECTED MATURITY	VOLATILITY
BSA 2024-1	€14.06	[€5.7-€6.5]	58,365	€2.57	€13.10	4.30%	[5.4-6.9 years]	60.41%
BSA 2024-2	€14.06	[€5.8-€6.6]	19,455	€2.57	€13.10	4.30%	[5.5-7.0 years]	60.41%
BSA-2025-1	€6.13	[€3.5-€3.9]	100,000	€2.00	€6.63	4.65%	[5.5-7.0 years]	60.88%
BSA-2025-2	€6.13	[€3.5-€3.9]	25,000	€2.00	€6.63	4.65%	[5.5-7.0 years]	60.88%
BSA-2025-3	€6.48	[€3.7-€4.1]	39,370	€1.27	€6.41	3.92%	[5.5- 7.0years]	60.69%

AGAs
The following tables summarize the data relating to AGAs as well as the assumptions used for the measurement thereof in accordance with IFRS 2—Share-based Payment:

GRANT DATE	TYPE		Total NUMBER OF AGAs ISSUED	NUMBER OF AGAs OUTSTANDING AS OF JANUARY 1, 2025	NUMBER OF ISSUED AGAs	NUMBER OF LAPSED AGAs	NUMBER OF VESTED AGAs	NUMBER OF AGAs OUTSTANDING
					YEAR ENDED DECEMBER 31, 2025			AS OF DECEMBER 31, 2025
07/11/23	AGA-2023-1		1,382,796	780,040	—	—	(230,464)	549,576
07/11/23	AGA-2023-2		100,000	75,000	—	(75,000)	—	—
09/28/23	AGA-2023-3		731,500	485,875	—	(34,750)	(251,125)	200,000
09/28/23	AGA-2023-4		254,250	213,250	—	(15,000)	(108,500)	89,750
12/01/23	AGA-2023-5		132,750	81,250	—	(26,000)	(27,625)	27,625
02/01/24	AGA-2024-1		1,549,125	1,355,625	—	(134,125)	—	1,221,500
03/28/24	AGA-2024-2		22,500	22,500	—	—	—	22,500
05/23/24	AGA-2024-3		38,500	38,500	—	(13,000)	—	25,500
07/11/24	AGA-2024-4		93,000	93,000	—	—	—	93,000
07/11/24	AGA-2024-5		25,000	25,000	—	—	—	25,000
07/11/24	AGA-2024-6		20,000	20,000	—	—	(10,000)	10,000
09/05/24	AGA-2024-7		198,000	198,000	—	—	—	198,000
02/06/25	AGA-2025-1		4,319,500	—	4,319,500	(217,500)	—	4,102,000
02/06/25	AGA-2025-2		123,102	—	123,102	—	—	123,102
02/06/25	AGA-2025-3		17,625	—	17,625	—	—	17,625
02/06/25	AGA-2025-4		30,500	—	30,500	—	—	30,500
03/20/25	AGA-2025-5		50,000	—	50,000	(50,000)	—	—
05/30/25	AGA-2025-6		25,000	—	25,000	—	—	25,000
08/01/25	AGA-2025-7		1,711,000	—	1,711,000	(80,000)	—	1,631,000
11/13/25	AGA-2025-8		4,000	—	4,000	—	—	4,000
	Total AGAs	—	10,828,148	3,388,040	6,280,727	(645,375)	(627,714)	8,395,678

TYPE	FAIR VALUE OF THE UNDERLYING SHARE	FAIR VALUE OF THE AGA	AGA PRICE	MATURITY	VOLATILITY	RISK FREE RATE
AGA 2023-1 (Tranches 1-4)	€15.98	€15.98	€0.00	N/A	N/A	N/A
AGA 2023-1 (Tranche 5)	€15.98	€3.62	€0.00	2024-12-31	67.2%	3.20%
AGA 2023-1 (Tranche 6)	€15.98	€0.74	€0.00	2024-07-11	67.2%	3.20%
AGA 2023-2 (Tranche 1)	€15.98	€15.98	€0.00	N/A	N/A	N/A
AGA 2023-2 (Tranche 2)	€15.98	€9.59	€0.00	N/A	N/A	N/A
AGA 2023-3	€14.92	€14.92	€0.00	N/A	N/A	N/A
AGA 2023-4	€14.92	€14.92	€0.00	N/A	N/A	N/A
AGA 2023-5	€9.16	€9.16	€0.00	N/A	N/A	N/A
AGA 2024-1	€12.26	€12.26	€0.00	N/A	N/A	N/A
AGA 2024-2	€13.40	€13.40	€0.00	N/A	N/A	N/A
AGA-2024-3	€12.76	€12.76	€0.00	N/A	N/A	N/A
AGA-2024-4	€12.54	€12.54	€0.00	N/A	N/A	N/A
AGA-2024-5	€12.54	€12.54	€0.00	N/A	N/A	N/A
AGA-2024-6	€12.54	€12.54	€0.00	N/A	N/A	N/A
AGA-2024-7	€10.80	€10.80	€0.00	N/A	N/A	N/A
AGA-2025-1	€5.82	€5.82	€0.00	N/A	N/A	N/A
AGA-2025-2	€5.82	€5.82	€0.00	N/A	N/A	N/A
AGA-2025-3	€5.82	€5.82	€0.00	N/A	N/A	N/A
AGA-2025-4	€5.82	€5.82	€0.00	N/A	N/A	N/A
AGA-2025-5	€6.17	€6.17	€0.00	N/A	N/A	N/A
AGA-2025-6	€5.17	€5.17	€0.00	N/A	N/A	N/A
AGA-2025-7	€61.20	€61.20	€0.00	N/A	N/A	N/A
AGA-2025-8	€89.40	€89.40	€0.00	N/A	N/A	N/A
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
AGAs granted in February, March, May, August and November 2025
From February to November 2025, certain of the Group’s officers and employees were allocated 4,319,500 AGAs (AGA plan
2025-1), 123,102 AGAs (AGA plan 2025-2), 17,625 AGAs (AGA plans 2025-3), 30,500 AGAs (AGA plan 2025-4), 25,000 AGAs
(AGA plan 2025-6), 1,711,000 AGAs (AGA plan 2025-7) and 4,000 AGAs (AGA plan 2025-8) in the aggregate, the vesting of which is subject to certain conditions:
•Subject to remaining employed with the Group, each such officer or employee’s AGAs will be vested as follows: (i) 50% at the end of a two-year period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and
(iii) 25% at the end of a four-year period from the allocation date (service condition).
•By exception to the above, the vesting of almost half of the 4,319,500 2025-1 AGAs is subject to the occurrence of a tender offer on the securities issued by the Group and resulting in a change of control of the Group before a certain date, and the
123,102 2025-2 AGAs will vest entirely at the end of a two-year period from the allocation date, subject to future service condition.
•Additionally, all the AGA plans granted in 2025 are subject to a vesting acceleration condition in case of a tender offer on the securities issued by the Group and resulting in a change of control of the Group.
In March 2025, a Group employee was allocated 50,000 AGAs (AGA plan 2025-5), the vesting of which is subject to the achievement of certain milestones related to clinical studies and market authorization of ABX464 in UC and CD as well as future service. These
AGAs are also subject to a vesting acceleration condition in case of a tender offer on the securities issued by the Group and resulting in a change of control of the Group. Following the departure of the beneficiary during the period, the expense related to this plan has been reversed.

Social taxes related to AGAs
AGA plans granted to the Group's officers and employees are subject to employer's taxes, measured in accordance with the same principles as the AGA plans. These taxes are paid upon the vesting date of the awards and their amount is based on the fair value of the underlying share at that date. They are therefore remeasured at every reporting date, using the listed share price at that date. They are classified as provisions before they are due.
Breakdown of the compensation expenses accounted for the period ended December 31, 2023, 2024 and 2025

TYPE (in thousands of euros)	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024		YEAR ENDED DECEMBER 31, 2025
BCEs	(112)	(112)	0	—
BSAs	—	(211)	0	(289)
AGAs	(8,067)	(19,900)	0	(35,108)
Social taxes related to AGAs	(426)	(717)	0	(48,990)
Total	(8,605)	(20,941)	0	(84,387)
The significant amount of social taxes related to AGAs (and related provisions) for the year ended December 31, 2025 is predominantly attributable to the increase in the price of the underlying shares over the period.
Provisions for social taxes related to AGAs are classified within the Current Provisions and Non-current Provisions line items in the balance sheet, which amount to respectively €16,467 thousand and €28,718 thousand as of December 31, 2025.

Note 15. Financial liabilities
Financial liabilities break down as follows:

(amounts in thousands of euros)
FINANCIAL LIABILITIES	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2025
Kreos & Claret bond loans	—	26,373	—
Lease liabilities	160	1,431	554
PGE	2,402	1,252	—
Borrowings	2,563	29,056	554
Kreos & Claret convertible notes (OCABSA)	21,643	23,370	—
Convertible loan notes	21,643	23,370	—
Kreos & Claret minimal return indemnifications	—	3,620	—
Derivative instruments	—	3,620	—
Conditional advances Bpifrance	3,262	—	—
Royalty certificates	12,229	13,023	30,237
Other financial liabilities	15,491	13,023	30,237
Total non-current financial liabilities	39,697	69,069	30,790

Kreos & Claret bond loans	—	20,028	—
Lease liabilities	379	932	1,302
PGE	1,276	1,235	—
Borrowings	1,655	22,195	1,302
Heights convertible notes	29,605	21,574	—
Convertible loan notes	29,605	21,574	—
Conditional advances Bpifrance	3,509	—	—
Other financial liabilities	3,509	—	—
Kreos & Claret BSA	2,579	1,166	—
Derivative instruments	2,579	1,166	—
Total current financial liabilities	37,348	44,935	1,302
Total financial liabilities	77,045	114,004	32,093
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
•The third tranche (“tranche C”) in aggregate principal amount of €25,000 thousand takes the form of senior secured non-
convertible bonds and was drawn on June 21, 2024. The drawdown of the third tranche was subject to a maximum 10% Debt-
To-Market Capitalization Ratio at the time of drawdown (excluding the Heights Financing) and was conditional on the Group raising a minimum of $125,000 thousand in gross proceeds through a listing on Nasdaq before June 30, 2024. This condition was met on October 24, 2023 (see Note 3.3 - Conversion of the Heights convertible notes, Kreos OCABSA and Kreos / Claret
BSA and prepayment of the Kreos / Claret Tranches B and C bond loans – July-December 2025).
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
Settlement of the liabilities
On August 8, 2025, Kreos Capital VII (UK) Limited converted the Tranche A portion of the Kreos / Claret Financing (the Kreos /
Claret OCABSA), resulting in the issuance of 785,389 ordinary shares and an increase in equity by €16,058 thousand.
On July 30, 2025, Kreos Capital VII Aggregator SCSp opted for the cashless exercise of its share warrants (the tranche A-B BSA and tranche C BSA), implemented through the repurchase by the Group of 94,117 tranche A-B and C BSA and the issuance of 319,251 ordinary shares of the Group and an increase in equity by €19,570 thousand.
On August 28, 2025, Claret European Growth Capital Fund III SCSp, exercised its share warrants (the tranche A-B BSA and tranche
C BSA), resulting in the issuance of 206,662 ordinary shares of the Group and an increase in equity by €14,198 thousand.
In August 2025, as a result of (i) the repayments of principal and interests made until that date under the Kreos / Claret Financing, (ii)
the exercise of the Tranche A-B and C BSA and (iii) the conversion of the Kreos OCABSA, the cash generated thereby met the
Minimum Cash Return due to the Kreos / Claret bondholders. Consequently, as no further payment could be due by the Group in relation to the Kreos / Claret Minimal Return Indemnification, the MRI derivatives were derecognized, resulting in a financial income of €3,620 thousand for the year ended December 31, 2025.
On November 25, 2025, Claret European Growth Capital Fund III SCSp converted its portion of the Tranche A portion of the Kreos /
Claret Financing (the Claret OCABSA), resulting in the issuance of 392,695 ordinary shares and an increase in equity by €8,296 thousand.
On November 28, 2025, the Group notified the bondholders of its intention to prepay in full the outstanding balances of Tranches B and C of the Kreos / Claret Financing. The transaction was completed on December 23, 2025. The total amount paid by the Group at that date amounted to €33,823 thousand, consisting of:
•the outstanding principal of €29,903 thousand, from which the deposit amount of €1,081 thousand initially paid by the Group to Kreos and Claret was deducted,
•future interests discounted at a discount rate of 4% as per the terms of the prepayment option, amounting to €2,001 thousand,
and
•end-of-loan exit fees of €3,000 thousand.
Following the aforementioned transactions, the Group no longer holds any debt related to the Kreos Claret Financing.
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
On their conversion dates, the carrying values of the debt components of the Kreos and Claret OCABSA, amounting to respectively €16,058 thousand and €8,296 thousand, were reclassified to equity.
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
On December 23, 2025, the Group recognized a €3,838 thousand loss on the derecognition of Tranches B and C bonds as a result of their redemption, corresponding to the difference between their carrying amount on redemption date of €29,985 thousand and the cash consideration of €33,823 thousand. The difference is primarily due to (i) the payment of future interests as per the terms of the prepayment option and (ii) unamortized end-of-loan exit fees and issuance fees, reducing the carrying value of the liabilities.
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
At the exercise dates of the BSA held by Kreos and Claret (respectively July 30, 2025 and August 28, 2025), the fair value of exercised warrants at the exercise dates of respectively €15,143 thousand and €11,531 thousand was reclassified from derivative financial liabilities to equity.
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
The assumptions used for the valuations as of December 31, 2024 are set forth below:
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

As of December 31, 2024, using the same assumption with an increase of +1% volatility, €+1 share price, +1% risk-free rate, +10% in the probability of achieving the Final redemption scenario and +1% discount rate would result in changes of the MRI B and C fair value by respectively €-1 thousand, €-3 thousand, €-3 thousand, €+3 thousand and €-82 thousand.
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
As of the exercise dates of the Kreos / Claret BSA (July 30, 2025 and August 28, 2025), due to the put options (allowing for a cashless exercise) being exercised by the holders, the fair value of the BSAs is deemed equal to their intrinsic value, which is equal to the difference between the listed share price on the exercise dates and their exercise price.
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
On July 23 and July 30, 2025, the noteholders requested the conversion of respectively 150 and 200 convertible notes (corresponding to the entirety of the outstanding principal amount of approximately €21.9 million) into 920,377 new ordinary shares of the Group at a conversion price of €23.7674 per ordinary share (see Note 3.3 - Conversion of the Heights convertible notes, Kreos OCABSA and
Kreos / Claret BSA and prepayment of the Kreos / Claret Tranches B and C bond loans – July-December 2025).
Accounting treatment and measurement
In application of the Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-
current, and Non-current Liabilities with Covenants, the Heights convertible notes are classified as current financial liabilities as of
December 31, 2023 and 2024.
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
At the conversion dates of the Heights notes, the fair value of the converted notes of €53,921 thousand was reclassified from financial liabilities to equity. On the conversion dates, due to the put option being exercised by the holders, the fair values of the Heights notes were deemed equal to the listed market prices of the issued shares.
As a result of the derecognition of the Heights notes, the outstanding day-one gain was entirely amortized, resulting in a financial income of €1,262 thousand.
For the year ended December 31, 2025, changes in the fair value of the Heights notes (including the remeasurement at conversion date) resulted in a financial expense of 36,015 thousand.

Note 15.3. Structured debt financing with Kreos subscribed in July 2018 – “Kreos 1”
Kreos 1 bond loans
On July 24, 2018, the Group entered into a Venture Loan Agreement, a Straight Bonds Issue Agreement and a Convertible Bonds
Issue Agreement with Kreos Capital V (UK) Ltd., (or “Kreos”), which provided for up to €20,000 thousand in financing.
Pursuant to the terms of the agreements, Kreos agreed to subscribe for €16,000 thousand in non-convertible bonds and
€4,000 thousand in convertible bonds, to be issued by the Group in two tranches of €10,000 thousand each. The tranches were issued in July 2018 and May 2019, respectively.  The convertible bonds were convertible into new ordinary shares of the Group at any time from their issuance and at the discretion of their holders. In October 2020, Kreos required the conversion of all the convertible bonds they held and 464,309 shares were issued.
The straight bond tranches were split between i) a debt component (then measured at amortized cost), and ii) a premium corresponding to the initial fair value of attached BSA (then remeasured at fair value through profit and loss).
As of December 31, 2022, the A tranche of the Kreos 1 bond loan has come to maturity and was repaid in full.
On August, 21, 2023, the B tranche of the Kreos 1 bond loan as well as the A & B tranches of the Kreos 2 bond loan were repaid in full, for an amount of €7,661 thousand, using the proceeds from the new Kreos / Claret Financing (see Note 3.1).
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
Kreos A & B BSA
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
The BSA attached to all tranches (both straight and convertible) did not meet the “fixed for fixed” criteria (non cash settlement option which may result in exchanging a variable number of shares, for a variable price), and were accounted for as standalone derivative instruments.
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
On August, 21, 2023, the B tranche of the Kreos 1 bond loan as well as the A & B tranches of the Kreos 2 bond loan were repaid in full, for an amount of €7,661 thousand, using the proceeds from the new Kreos / Claret Financing (see Note 3.1 and 15.1). The
accounting treatment of the extinguishment of these liabilities is set forth in Note 15.3.
Note 15.5. OCEANE
On July 30, 2021, the Group received a gross proceed of €85,000 thousand through (i) the issuance of 1,964,031 shares with a subscription price of €30.55 per share (see Note 13.2 (changes in share capital)) for gross amount of €60,000 thousand, and (ii) the issuance of €25,000 thousand in OCEANE, maturing on July 30, 2026. The proceeds of the transaction mainly serve to finance the progress of ABX464 clinical trials in chronic inflammatory diseases.
The OCEANE were convertible into new ordinary shares and/or exchanged for existing ordinary shares of the group at any time from their issuance and at the discretion of their holders.
As the conversion ratio was adjusted 18 months, 24 months, and 36 months after the issuance date of the OCEANE bond with the weighted average price of the shares and is subject to a floor and a cap, the conversion did not result in the delivery of a fixed number of shares. Consequently, the OCEANE bond was recorded as an hybrid instrument which includes i) a debt host contract accounted for at amortized cost, and ii) a conversion option which was a embedded derivative accounted for at fair value through profit and loss.
At inception, the net cash proceeds reflected the OCEANE initial fair value. The fair value of the bifurcated conversion option at inception has been measured with a Monte Carlo model using a Longstaff Schwartz algorithm, with a 53% share price volatility, a
1,400 bp credit spread assumption and a €31.50 share price.
As of August 24, 2023, the date at which the OCEANE were repaid, the fair value of conversion option amounts to €1,762 thousand, based on the same valuation model, a risk-free rate of 3.22%, a credit spread assumption of 1,398 bp, a share price of €16.74, and a price volatility of 37%. As of August 24, 2023, using the same assumptions, an increase of +1% volatility, €+1 share price and +1%
risk free rate would result in an increase of the OCEANE conversion option fair value of €80 thousand, €364 thousand, and
€121 thousand respectively.
On August 24, 2023, the outstanding OCEANE including accrued interests were repaid in full, for an amount of €25,102 thousand, using the proceeds from the new Heights Financings (see Note 3.1).
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

The variation in the PGE loan over the periods ended December 31, 2023, 2024 is primarily related to the reimbursement of capital and interests.
During the fourth quarter of 2025, the Group prepaid in full the outstanding principal of the PGE loan of €1,264 thousand.
Note 15.7. Conditional advances
Conditional advances as of December 31, 2023, 2024 and 2025 are as follows:

(amounts in thousands of euros)
CONDITIONAL ADVANCES	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2025
RNP VIR – Bpifrance	4,232	—	—
CARENA – Bpifrance	2,485	—	—
EBOLA – Bpifrance	55	—	—
Total conditional advances	6,771	—	—
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
In June 2024, the Group and Bpifrance agreed to terminate the project due to technical failure. Bpifrance claimed the reimbursement of €1,241 thousand corresponding to overpayments of conditional advances and subsidies (for which the Group had not incurred the corresponding R&D expenses) and agreed to waive 60% of the remaining advances of €2,945 thousand and accrued interests, which resulted in a subsidy income of €1,872 thousand in the aggregate (see Note 18). The outstanding amount was fully repaid by the
Group during the second half of 2024.
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
EBOLA – Bpifrance
Under the Bpifrance and Occitanie region joint aid agreement, the Group received a total of €390 thousand (€300 thousand as of
December 31, 2017 and €90 thousand as of December 31, 2019). The reimbursement was spread from 2019 to June 2024.

Note 15.8. Lease liabilities
The variations in lease liabilities are set forth below:

(amounts in thousands of euros)	LEASE LIABILITY
AS OF JANUARY 1, 2023	1,384
(+) Increase	350
(-) Decrease	(1,194)
AS OF DECEMBER 31, 2023	540
(+) Increase	2,221
(-) Decrease	(398)
AS OF DECEMBER 31, 2024	2,363
(+) Increase	444
(-) Decrease	(950)
AS OF DECEMBER 31, 2025	1,856
Lease liabilities mainly relate the Group’s headquarters in Paris, the Boston office entered into in November 2023, the Montpellier offices entered into in April 2024, the new Paris headquarters entered into in May 2024 and to a lesser extent to vehicles, parking lots and printers (see Note 8).
The lease for the Group’s corporate headquarters in Paris, France at 7-11 Boulevard Haussmann, 75009 Paris started in July 2022. It had a three-year duration, with a tacit renewal option for approximately two years and the possibility to break the contract one year before the end. In September 2023, the Group was notified by the lessor of its intention to exercise its option to terminate the contract on June 30, 2024. Consequently, the Group reassessed the lease term and recorded a decrease in the related lease liability by
€622 thousand and a corresponding decrease in the right of use asset for the same amount.
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
In December 2025, the Company renewed the lease contract with the CNRS (French National Centre for Scientific Research) research laboratories based in Montpellier until December 31, 2026. A lease liability was recognized as of 31 December 2025.
As of December 31, 2023, 2024 and 2025, the lease liabilities of the Paris headquarters and Boston offices represented 93%, 93% and
70% of the total lease liability, respectively.
Lease expenses related to contracts for which a lease liability and right of use asset is recognized under IFRS 16 were €548 thousand,
€730 thousand and €808 thousand for the years ended December 31, 2023, 2024 and 2025, respectively. They were recognized for (i)
€498 thousand, €788 thousand and €744 thousand as Depreciation expenses and (ii) €13 thousand, €61 thousand and €64 thousand as
Interest expenses, for the years ended December 31, 2023, 2024 and 2025, respectively.
Lease expenses related to short-term lease contracts and low value assets that are not included in the valuation of the lease liability amount to €334 thousand, €352 thousand and €349 thousand for the years ended December 31, 2023, 2024 and 2025, respectively.

Note 15.9. Royalty certificates
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
During the third quarter of 2025, the Group revised the probability of success (“POS”) of the obefazimod clinical trials to take into account the Phase 3 results announced in July 2025 and reassessed its estimate of future royalty cash flows accordingly. This change in estimate resulted in a remeasurement of the certificates’ amortized costs, using the original EIR of 34% calculated at the date of issuance, which led to an increase by €11,286 thousand of the royalty certificates liability. The expense was recorded within the financial expenses in the Statements of Income (Loss).
As of December 31, 2025, using the same future royalty cash flows assumptions with an increase of +5 points of POS and +5% of peak penetration (best case scenario) would result in an increase in the royalty certificates carrying value by respectively €
+809 thousand and €+2,616 thousand. Using the same assumptions with a decrease of (5) points in POS and (5)% in peak penetration
(worst case scenario) would result in a decrease in the royalty certificates carrying value by respectively €(1,712) thousand and
€(4,154) thousand.
Fair value
The fair value of the royalty certificates amounts to €12,395 thousand as of December 31, 2023, €7,313 thousand as of December 31,
2024 and €102,001 thousands as of December 31, 2025.
The fair value of the royalty certificates is based on the net present value of royalties, which depends on assumptions made by the
Group with regards to the probability of success of its studies (“POS”), the commercialization budget of obefazimod (“peak penetration”) and the discount rate. In addition, as of December 31 2023 and 2024, royalty projections have been adjusted to reflect the significant difference between the Group’s value derived from management projections and the Group’s market capitalization.

As of December 31, 2025, following the increase in the Group's share price and the business plan update, such adjustment was no longer required. Management ensured that the discount rate of 7.5% used at that date is reasonable based on the specific risk profile of the royalties certificates.
The decrease in fair value of the royalty certificates over the year ended December 31, 2024 is mainly driven by the decrease in the
Group's share price over the period, while the increase over the year ended December 31, 2025 is primarily explained by (i) the revised POS, reflecting the results of the Phase 3 trials, which resulted in the increase in the Group's share price during the second half of 2025, and (ii) a decrease in the discount rate consistent with the increase in the Group's market capitalization (see Note 3.3 -
Publication of positive Phase 3 results from both ABTECT 8-week induction trials investigating obefazimod, in moderate to severely active UC – July 2025).
As of December 31, 2023, using the same assumptions with an increase of +5 points of POS, +5% of peak penetration (best case scenario), +1% WACC and €+1 share price would result in a change in the royalty certificates fair value by respectively €
+1104 thousand, €+1757 thousand, €(577) thousand and €+1325 thousand. Using the same assumptions with a decrease of (5) points of POS, (5)% of peak penetration (worst case scenario) and (1)% WACC and €(1) share price would result in a change in the royalty certificates fair value by respectively €(1,104) thousand, €(2,311) thousand, €+612 thousand and €(1,325) thousand.
As of December 31, 2024, using the same assumptions with an increase of +5 points of POS, +5% of peak penetration (best case scenario), +1% WACC and €+1 share price would result in a change in the royalty certificates fair value by respectively €
+572 thousand, €+1,735 thousand, €(314) thousand and €+1,160 thousand. Using the same assumptions with a decrease of (5) points of POS, (5)% of peak penetration (worst case scenario) and (1)% WACC and €(1) share price would result in a change in the royalty certificates fair value by respectively €(572) thousand, €(2,527) thousand, €+332 thousand and €(1,160) thousand.
As of December 31, 2025, using the same assumptions with an increase of +5 points of POS, +5% of peak penetration (best case scenario) and +1% WACC would result in a change in the royalty certificates fair value by respectively €+5810 thousand, €
+2830 thousand and €(4,940) thousand. Using the same assumptions with a decrease of (5) points of POS, (5)% of peak penetration
(worst case scenario) and (1)% WACC would result in a change in the royalty certificates fair value by respectively €(5,810) thousand,
€(5,590) thousand and €+5,251 thousand.
Note 15.10. Change in financial liabilities
Changes in financial liabilities, excluding derivative instruments, are presented below as of December 31, 2023, 2024 and 2025:

(Amounts in thousands of euros)
FINANCIAL LIABILITIES (excluding derivatives instruments)	Kreos 1 & 2 bond loans	Oceane	Kreos/ Claret convertible notes (OCABSA)	Kreos & Claret bond loans	Heights convertible notes	PGE	Conditional advances BPI	Lease liabilities	Royalty certificates	Total
AS OF JANUARY 1, 2023	12,982	19,957	—	—	—	4,838	6,783	1,384	3,287	49,231
Proceeds	—	—	23,119	—	35,000	—	—	—	—	58,119
Repayments	(11,635)	(23,238)	—	—	(2,188)	(1,250)	(110)	(573)	—	(38,993)
Interest paid	(2,278)	(1,602)	(818)	—	(525)	(43)	—	(12)	—	(5,278)
Non-cash changes: classification of embedded derivatives as separate derivative financial instruments	—	—	(1,046)	—	—	—	—	—	—	(1,046)
Non-cash changes: (gain)/ loss on recognition or derecognition	170	3,069	—	—	(212)	—	—	—	—	3,027
Non-cash changes: interest expense and other	760	1,814	1,393	—	727	133	98	12	2,521	7,459
Non-cash changes: recognition of earn-out liability	—	—	(1,005)	—	—	—	—	—	—	(1,005)

(Amounts in thousands of euros)
FINANCIAL LIABILITIES (excluding derivatives instruments)	Kreos 1 & 2 bond loans	Oceane	Kreos/ Claret convertible notes (OCABSA)	Kreos & Claret bond loans	Heights convertible notes	PGE	Conditional advances BPI	Lease liabilities	Royalty certificates	Total
Non-cash changes: amortized cost	—	—	—	—	—	—	—	(543)	6,421	5,878
Non-cash changes: other fair value remeasurement	—	—	—	—	(3,198)	—	—	—	—	(3,198)
Non cash changes: additional leases	—	—	—	—	—	—	—	272	—	272
AS OF DECEMBER 31, 2023	—	—	21,643	—	29,605	3,678	6,771	540	12,229	74,466
Proceeds	—	—	—	47,444	—	—	—	—	—	47,444
Repayments	—	—	—	—	(8,750)	(1,250)	(2,708)	(459)	—	(13,167)
Interest paid	—	—	(2,250)	(3,639)	(1,772)	(18)	—	(17)	—	(7,696)
Non-cash changes: classification of embedded	—	—	—	(3,204)	—	—	—	—	—	(3,204)
Non-cash changes: (gain)/ loss on recognition or	—	—	—	—	(590)	—	—	—	—	(590)
Non-cash changes: interest expense and other	—	—	3,977	5,800	1,714	77	7	61	4,198	15,834
Non-cash changes: amortized cost remeasurement	—	—	—	—	—	—	—	—	(3,404)	(3,404)
Non-cash changes: other fair value remeasurement	—	—	—	—	1,367	—	—	—	—	1,367
Non-cash changes : subsidies	—	—	—	—	—	—	(4,070)	—	—	(4,070)
Non cash changes: additional leases	—	—	—	—	—	—	—	2,221	—	2,221
Non cash changes : Effect of the change in foreign	—	—	—	—	—	—	—	17	—	17
AS OF DECEMBER 31, 2024	—	—	23,370	46,401	21,574	2,488	—	2,363	13,023	109,218
Proceeds	—	—	—	—	—	—	—	—	—	—
Repayments	—	—	—	(53,920)	(2,188)	(2,514)	—	(910)	—	(59,532)
Interest paid	—	—	(1,875)	(3,791)	(689)	(72)	—	(64)	—	(6,491)
Non-cash changes: (gain)/ loss on recognition or derecognition	—	—	—	3,838	(1,557)	—	—	—	—	2,281
Non-cash changes: interest expense and other	—	—	2,860	7,472	778	99	—	64	5,927	17,200
Non-cash changes: amortized cost remeasurement	—	—	—	—	—	—	—	(7)	11,286	11,278
Non-cash changes: other fair value remeasurement	—	—	—	—	36,002	—	—	—	—	36,002
Non-cash changes: conversion into shares	—	—	(24,354)	—	(53,921)	—	—	—	—	(78,275)
Non cash changes: additional leases	—	—	—	—	—	—	—	444	—	444
Non cash changes : Effect of the change in foreign currency exchange rates	—	—	—	—	—	—	—	(33)	—	(33)
AS OF DECEMBER 31, 2025	—	—	—	—	—	—	—	1,856	30,237	32,093

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
For the year ended December 31, 2023, repayments of the OCEANE are presented net of the repurchase of the conversion option, valued at €1,762 thousand on the date of repayment, which is presented in Note 15.11. The aggregate repayment amounts to
€25,000 thousand.
For the year ended December 31, 2024, proceeds from the issuance of the Kreos / Claret tranches B and C bond loans are presented net of transaction costs and deposits (corresponding to the prepayments of half of the last debt installments on issuance date) included in the debt discount using the EIR method, and amounting to €1,475 thousand and €1,081 thousand respectively. Net proceeds from non-convertible bond loans of €48,544 thousand disclosed in the Unaudited Condensed Consolidated Statements of Cash Flows do not
include transaction fees of (i) €500 thousand related to the Kreos / Claret tranche A-B warrants classified as prepaid expenses as of
December 31, 2023.
For the year ended December 31,2025, repayments of the Kreos / Claret tranches B and C bond loans include end-of loan exit fees and future interests discounted at a 4% rate, as per the terms of the prepayment option (see Note 15.1).
Note 15.11. Change in derivative instruments
Changes in derivative instruments, are presented below as of December 31, 2023, 2024 and 2025 :

(amounts in thousands of euros)	Kreos A BSA	Kreos B BSA	OCEANE conversion option	Kreos/Claret BSA	Kreos/Claret Minimal Return Indemnifications	Total
DERIVATIVE FINANCIAL INSTRUMENTS
AS OF JANUARY 1, 2023	275	149	142	—	—	566
(+) Issuance	—	—	—	3,585	—	3,585
(+) Increase in fair value	986	440	1,620	—	—	3,046
(-) Decrease in fair value	—	—	—	(1,006)	—	(1,006)
(-) Repurchases	(489)	(339)	(1,762)	—	—	(2,591)
(-) Exercises	(771)	(250)	—	—	—	(1,021)
AS OF DECEMBER 31, 2023	—	—	—	2,579	—	2,579
(+) Issuance	—	—	—	—	2,158	2,158
(+) Increase in fair value	—	—	—	—	1,462	1,462
(-) Decrease in fair value	—	—	—	(1,413)	—	(1,413)
AS OF DECEMBER 31, 2024	—	—	—	1,166	3,620	4,786
(+) Increase in fair value	—	—	—	29,935	—	29,935
(-) Decrease in fair value	—	—	—	—	(3,620)	(3,620)
(-) Repurchases	—	—	—	(4,427)	—	(4,427)
(-) Exercises	—	—	—	(26,674)	—	(26,674)
AS OF DECEMBER 31, 2025	—	—	—	—	—	—
Details related to these instruments' accounting treatments and terms and conditions are set forth in Notes 15.1 to 15.5.
The repurchases of the Kreos A&B BSA (2023) and Kreos BSA (2025) were carried as part of the implementation of the cashless exercises of these share warrants and were therefore not settled in cash.

Note 15.12. Breakdown of financial liabilities by maturity
The following are the remaining contractual maturities of financial liabilities as of December 31, 2023, 2024 and 2025. The amounts are gross and undiscounted, and include contractual interest payments.

(amounts in thousands of euros)	AS OF DECEMBER 31, 2023
CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	FROM 1 TO 2 YEARS	FROM 2 TO 5 YEARS	LONGER THAN 5 YEARS

Heights convertible notes	29,605	36,750	10,522	9,997	16,231	—
Kreos/Claret convertible notes (OCABSA)	21,643	30,903	2,250	2,250	26,403	—
PGE	3,678	3,880	1,293	1,293	1,293	—
Conditional advances Bpifrance	6,771	6,813	3,697	1,490	1,626	—
Royalty certificates	12,229	—	—	—	—	—
Lease liabilities	540	575	406	162	7	—
Derivative instruments	2,579	2,579	2,579	—	—	—
Total financial liabilities	77,045	81,500	20,747	15,192	45,561	—

(amounts in thousands of euros)	AS OF DECEMBER 31, 2024
CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	FROM 1 TO 2 YEARS	FROM 2 TO 5 YEARS	LONGER THAN 5 YEARS

Heights convertible notes	21,574	24,063	8,750	8,750	6,563	—
Kreos/Claret convertible notes (OCABSA)	23,370	30,653	2,250	19,943	8,460	—
Kreos/Claret bond loans	46,401	58,080	24,016	25,715	8,348	—
PGE	2,488	2,586	1,293	1,293	—	—
Royalty certificates (1)	13,023	—	—	—	—	—
Lease liabilities	2,363	2,512	993	996	516	7
Derivative instruments	4,786	4,786	1,166	—	3,620	—
Total financial liabilities	114,004	122,680	38,468	56,698	27,507	7

(amounts in thousands of euros)	AS OF DECEMBER 31, 2025
CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	FROM 1 TO 2 YEARS	FROM 2 TO 5 YEARS	LONGER THAN 5 YEARS

Royalty certificates	30,237	—	—	—	—	—
Lease liabilities	1,856	1,906	1,340	450	116	—
Total financial liabilities	32,093	1,906	1,340	450	116	—
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

ACTUARIAL ASSUMPTIONS	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Retirement age	65 years for key management / 63 years for other employees	65 years for key management / 64 years for other employees	65 years for key management / 64 years for other employees
Collective agreement	Pharmaceutical industry	Pharmaceutical industry	Pharmaceutical industry
Discount Rate (IBoxx Corporates AA)	0.90%	3.34%	3.70%
Mortality rate table	INSEE 2016-2018	INSEE 2016-2018	INSEE 2016-2018
Salary increase rate	3% for key management / 2.55% for other employees	3% for key management / 2.55% for other employees	3.00%
Turnover rate	Decreasing from 5.80% at 20 years-old to 0.05% from 55 years-old	Decreasing rates by age and zero from age 55, generating an average exit rate for 2025 of 2.05%	Decreasing rates by age and zero from age 55, generating an average exit rate for 2025 of 2.02%.
Employee contribution rate	45%	45%	45%
Changes in the projected benefit obligation for the periods presented were as follows:

(In thousands of euros)	RETIREMENT BENEFIT OBLIGATIONS
AS OF JANUARY 1, 2023	610
Service cost	109
Interest cost	23
Actuarial gains and losses	(112)
AS OF DECEMBER 31, 2023	629
Service cost	115
Interest cost	22
Benefits paid	(41)
Actuarial gains and losses	31
AS OF DECEMBER 31, 2024	756
Current service cost	141
Past services cost	(205)
Interest cost	29
Actuarial gains and losses	(93)
AS OF DECEMBER 31, 2025	627
Employees in the U.S. benefit from defined contribution plans (401(k)).
Note 17. Payables and other current liabilities
Note 17.1. Trade payables and other current liabilities
Trade payables and other current liabilities break down as follows:

(amounts in thousands of euros)
TRADE PAYABLES AND OTHER CURRENT LIABILITIES	AS OF DECEMBER 31, 2023		AS OF DECEMBER 31, 2024		AS OF DECEMBER 31, 2025
Trade payables	21,953		30,748		23,388
Accrued invoices	25,268		13,049		14,159
Other	—		26		4
Trade payables and other current liabilities	47,221	0	43,824	0	37,552
No discount was applied to payables and related accounts for which maturity does not exceed one year. As a result, their fair value approximates their carrying amount.
Note 17.2. Tax and employee-related payables
Tax and employee-related payables are presented below:

(amounts in thousands of euros)
TAX AND EMPLOYEE-RELATED PAYABLES	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Employee-related payables	3,694	2,742	4,816
Social security and other	2,251	1,783	2,304
Other tax and related payments	127	184	17
TAX AND EMPLOYEE-RELATED PAYABLES	6,073	4,709	7,137
The increase in employee-related, social security and other payables over the year ended December 31, 2025 is mainly related to year-end bonus accruals.
Note 18. Other operating income
Other operating income is composed as below:

(amounts in thousands of euros)
OPERATING INCOME	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Research tax credit ("CIR")	4,493	6,651	3,061
Subsidies	81	4,140	—
Depositary service fees	—	1,634	1,509
Other	47	23	—
Total operating income	4,621	12,449	4,570
Operating income is composed as follows:
Research tax credit (“CIR”)
The Group carries out research and development projects. As such, it has benefited from a research tax credit for the years ended
December 31, 2023, 2024 and 2025 for an amount of €4,493 thousand, €5,668 thousand and €3,197 thousand, respectively (see Note
4.9).
During the year ended December 31, 2024, the Group also received an additional tax credit payment related to the 2021 tax year for an amount of €984 thousand after a claim from the Group following a clarification of "public subsidy" definition.
The lower amount of CIR recognized in 2025 is mainly due to (i) the maximum amount of eligible outsourced research and development expenses being capped, (ii) a decrease in internal research and development costs, (iii) the reimbursement of the

CARENA and RNP-VIR conditional advances, deducted from the 2024 CIR calculation and (iv) a change in the CIR regulation related to eligible expenses.
Subsidies
Subsidies primarily relate to the Bpifrance RNP-VIR and CARENA conditional advances, the repayments of which were partly waived by Bpifrance in June 2024, for €1,872 thousand and €2,251 thousand respectively (see Notes 3.3 and 15.7).
Depositary services fees
For the years ended December 31, 2024 and 2025, this line item includes issuance, cancellation and depositary service fees collected from ADS holders by Citibank, who is acting as the Group's exclusive depositary for its publicly listed ADSs. As part of the depositary agreement between Citibank and the Group, the latter is entitled to receive a portion of the aforementioned fees collected by Citibank. The amounts recognized for the years ended December 31, 2024 and 2025 reflect the large amounts of ADS transactions following, respectively, (i) the Group's Initial Public Offering on the Nasdaq Global Market in October 2023 and (ii) the
announcement of Phase 3 results and the Group's Offering in July 2025.
Note 19. Operating expenses
Note 19.1. Sales and marketing

(amounts in thousands of euros)
SALES AND MARKETING		YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Personnel costs		1,710	2,323	3,347
Consulting and professional fees	—	4,012	2,699	1,623
Other sales and marketing expenses	—	709	932	224
Sales & Marketing	—	6,431	5,954	5,194
Sales and marketing expenses consist primarily of personnel expenses, including salaries, benefits, and share-based compensation expenses, for employees engaged in sales and marketing activities, as well as consulting costs associated with market research in preparation for the Group's potential future sales and commercialization efforts in the U.S.
The decrease for the year ended was primarily driven by the reduction in the headcount of the Group's sales and marketing department part way through 2024.
The increase in personnel costs for the year ended December 31, 2025 is primarily driven by taxes and social contributions related to
AGAs (see Note 14), while the decrease in consulting and professional fees is mainly explained by one-time costs that were incurred in 2024 for the Group's corporate re-branding, including its new website.
Note 19.2. Research and development
Research and development expenses break down as follows:

(amounts in thousands of euros)
RESEARCH AND DEVELOPMENT EXPENSES	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Sub-contracting, studies and research	85,726	110,993	112,033
Personnel costs	8,048	18,455	49,616
Consulting and professional fees	6,561	12,581	12,791
Intellectual property fees	1,645	1,741	1,025
Other research and development expenses	1,196	2,761	2,297
Research and development expenses	103,176	146,532	177,761
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
The increase in research and development expenses for the years ended December 31, 2024 and 2025 is primarily due to (i) the increase in UC expenses (of respectively €32,030 thousand and €1,587 thousand), due to the progress of Phase 3 clinical trials for obefazimod in UC, (ii) the increase in CD expenses (of respectively €4,620 thousand and €10,200 thousand), due to the planning costs and progression of the Phase 2b CD trial, (iii) the increase in transversal activities of respectively €8,233 thousand and €12,987 thousand) related to (a) the overall expansion of the research and development headcount to support the Group's organizational growth and the issuance of new equity awards to officers and employees in research and development for the year ended December 31, 2024 and (b) increased chemistry, manufacturing and controls ("CMC") and supply chain costs related to the progression of clinical trials and anticipation of future commercial launch for the year ended December 31, 2025, and (iv) the development of new indications for obefazimod, including the combination therapy (increasing by €4,122 thousand for the year ended December 31, 2025).
These increases for the year ended December 31, 2025 also resulted from increasing personnel costs, mainly explained by the rise in employer tax and social contributions related to AGAs by €20,131 thousand, resulting predominantly from (i) the uptick in the Group's share price during the second half of 2025 (see Note 14), and to a lesser extent by (ii) the increase in the employer contribution rate on
AGAs in France.
Note 19.3. General and administrative

(amounts in thousands of euros)
GENERAL AND ADMINISTRATIVE EXPENSES	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Personnel costs	13,105	19,434	52,817
Consulting and professional fees	6,393	7,990	9,984
Other general and administrative expenses	2,893	5,522	4,870
General and administrative expenses	22,391	32,946	67,670

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
The increase in general and administrative expenses for the year ended December 31, 2024 was primarily due to the increase in personnel costs, representing the full year impact of the build out of the Group's general and administrative organization (increased headcount and equity based compensation costs), which started in late 2023 to support the expansion of the Group, as well as increased legal and professional fees and other costs associated with operating as a dual-listed public company.
The increase for the year ended December 31, 2025 was primarily due to an increase in personnel costs, mainly explained by the increase in employer tax and social contributions related to AGAs by €27,299 thousand, resulting predominantly from (i) the uptick in the Group's share price during the second half of 2025 (see Note 14), and to a lesser extent by (ii) the increase in the employer contribution rate on AGAs in France, as well as an increase in legal and professional fees associated with building the Group's infrastructure to support future growth in its operations.
The Group's principal audit fees paid to its joint statutory auditors PricewaterhouseCoopers Audit and Agili3f, are set forth below:

(amounts in thousands of euros)	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Audit fees	1,848	1,144	1,255
Audit-related fees		82	129
Tax fees
All other fees	492	7	34
Total	2,340	1,233	1,418
Note 20. Employees
The Group’s average workforce during the periods ended December 31, 2023, 2024 and 2025 was as follows:

HEADCOUNT	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
France	28	38	41
United States	12	29	27
Total	40	67	68

Note 21. Financial gain (loss)
The financial loss breaks down as follows:

(amounts in thousands of euros)
FINANCIAL GAIN (LOSS)	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Interest on bond loans	(760)	(5,800)	(7,472)
Interest on convertible loan notes	(3,935)	(5,691)	(3,638)
Interest on conditional advances and PGE	(176)	(85)	(95)
Interest on royalty certificates	(8,942)	(794)	(17,213)
Interest on lease liabilities	(13)	(61)	(64)
(Increase) / decrease in derivatives fair value	(3,046)	(1,462)	(29,935)
(Increase) / decrease in other liabilities / (assets) at fair value through profit and loss	—	(1,367)	(36,015)
Loss on derecognition of financial liabilities	(3,431)	—	(3,838)
Transaction costs	(1,924)	(1,615)	—
Foreign exchange losses	(5,573)	(51)	(13,444)
Other financial expense	(73)	(64)	(29)
Financial expenses	(27,875)	(16,991)	(111,743)
Interest income	2,418	8,246	5,600
(Increase) / decrease in derivatives fair value	1,006	1,413	3,620
(Increase) / decrease in other liabilities / (assets) at fair value through profit and loss	3,198	—	4,730
Effect of unwinding the discount related to advances made to CROs	355	710	153
Day-one gain on recognition of financial liabilities	212	590	1,557
Gain on derecognition of financial liabilities	192	—	—
Foreign exchange gains	—	2,774	11,886
Other financial income	130	—	—
Financial income	7,511	13,732	27,545
Financial gain (loss)	(20,364)	(3,258)	(84,198)
Financial expenses
Interest on bond loans consists of interests from the Kreos 1 and 2 bond loans redeemed in August 2023 (see Notes 15.3 and 15.4) and from Kreos / Claret B and C tranches (non-convertible bonds), drawn down in March and June 2024, respectively and redeemed in
December 2025 (see Note 15.1).
Interests on convertible loan notes corresponds to interests from the OCEANE bond loans (see Note 15.5) converted in August 2023 as well as from the Kreos / Claret OCABSA (tranche A) and the Height notes converted in August 2025 (see Notes 15.1 and 15.2).

Interests on royalty certificates are detailed in Note 15.9. They include the impacts of the remeasurements of the royalty certificates following changes in the Group's estimates of future cash flows during the years ended December 31, 2023, 2024 and 2025 (see Note
15.9).
Increases and decreases in the fair value of derivatives are detailed in Notes 15.1, 15.3, 15.5 and 15.11. As of December 31, 2025, the
€29,935 thousand expense relates to the increase in the fair value of the Kreos / Claret BSA following the increase in the Group's share price in the third quarter of 2025.
Increases in other liabilities at FVTPL relate to the convertible Heights notes for the years ended December 31, 2024 and 2025 (see
Note 15.2). The notes were converted by the noteholders in July 2025.
Losses on the derecognition of financial liabilities are detailed in Notes 15.1 to 15.5, and relate to the August 2023 refinancing for the year ended December 31, 2023 and to the redemption of the Kreos / Claret B and C tranches for the year ended December 31,
2025.
Transaction costs for the year ended December 31, 2023 mainly related to the Heights notes, and transaction costs for the year ended
December 31, 2024 mainly related to the amortization of the prepaid expenses related to the transaction costs of the Kreos / Claret tranche C bond loans (see Note 15.1).
Foreign exchange losses for the year ended December 31, 2023 mainly relate to the translation of cash and cash equivalents held in
U.S. dollars into the Company's functional currency as of December 31, 2023 (see Note 11), resulting in a loss of €3,196 thousand, and to a €1,488 thousand loss resulting from foreign exchange transactions.
Foreign exchange losses for the year ended December 31, 2025 relate to the translation of cash and cash equivalents held in U.S.
dollars into the Company's functional currency as of December 31, 2025, resulting in a net financial loss of €8,639 thousand, and to other realized and unrealized losses on foreign exchange transactions (see Note 11).
Financial income
Interest income mainly relates to the invested proceeds from (i) the Group's initial public offering on the Nasdaq Global Market and the concurrent European Private Placement from October 2023, (ii) the Kreos / Claret and Heights Financings and (iii) the Group's
public Offering from July 2025.
Increases and decreases in the fair value of derivatives are detailed in Notes 15.1, 15.3, 15.5 and 15.11. The €3,620 thousand income for the year ended December 31, 2025 related to the extinguishment of the Kreos / Claret MRI following the conversion of the Kreos
Tranche A and the exercises of the Kreos / Claret BSA in August 2025.
The decrease in other liabilities at FVTPL relates to the Height notes for the year ended December 31, 2023.
The increase in assets at FVTPL for the year ended December 31, 2025 relates to the revaluation of cash equivalents measured at
FVTPL.
The day-one gain on recognition of financial liabilities relates to the Heights notes. The amount recorded for the year ended December
31, 2025 includes the amortization of the outstanding day-one gain upon the conversion of the notes (see Note 15.2).
Foreign exchange gains for the year ended December 31, 2024 mainly relate to the translation of cash and cash equivalents held in
U.S. dollars into the Group's presentation currency as of December 31, 2024 (see Note 11), resulting in a gain of €2,035 thousand, and to a €714 thousand gain resulting from foreign exchange transactions.
Foreign exchange gains for the year ended December 31, 2025 mainly relate to the €10,663 thousand gain resulting from the favorable change in the euro to U.S. dollar exchange rate between the closing of the Group's July 2025 Offering (date of recognition of the share capital increase) and the date of receipt of funds.

Note 22. Income tax
The income tax rate applicable to the Company is the French corporate income tax rate, i.e. 25% for the years ended December 31,
2023, 2024 and 2025.
The income tax rates applicable to the U.S. Subsidiary are the federal income tax rate of 21% and the State income tax rates of 4.35%,
5.36% and 8.06% i.e. a total of 25.35%, 26.36% and 29.06% for the years ended December 31, 2023, 2024 and 2025 respectively.

(In thousands of euros, except percentage)	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Loss before tax	(147,740)	(176,242)	(330,254)
Statutory French tax rate	25%	25%	25%
Nominal income tax using statutory French tax rate	36,935	44,061	82,563
Tax effect of:
Tax rates in foreign jurisdictions	—	—	(153)
Share-based payment	(2,045)	(5,056)	(8,849)
CIR	1,123	1,663	765
Transaction costs related to capital increase	3,073	(112)	10,077
Decrease / (increase) in derivatives and other liabilities measured at FVTPL	748	(207)	(17,087)
Non-recognition of deferred tax assets related to tax losses and temporary differences	(39,612)	(40,399)	(61,320)
Other	(222)	49	(148)
Effective income tax (loss)	—	—	(5,848)

(In thousands of euros)
DEFERRED TAX ASSETS AND LIABILITIES BY NATURE	AS OF DECEMBER 31, 2023	AS OF DECEMBER 31, 2024	AS OF DECEMBER 31, 2025
Retirement benefit obligation	157	189	157
Leases	135	591	476
Other financial liabilities	351	1,678	—
Provisions for AGA taxes	83	142	11,454
Tax losses carryforward	114,946	152,372	228,239
Other items	335	744	1,568
Deferred tax assets	116,006	155,715	241,894
Subsidies	24	12	—
Leases	124	485	396
Royalty certificates	—	—	17,208
Other financial liabilities	285	1,075	—
Other items	10	12	11
Deferred tax liabilities	444	1,584	17,616
Deferred tax assets, net	115,562	154,131	224,279
Unrecognized deferred tax assets	(115,562)	(154,131)	(230,127)
Total deferred taxes, net recognized in the statement of financial position	—	—	(5,848)
The Group incurred tax losses in the reporting periods ended December 31, 2023, 2024 and 2025. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Group’s business, the Group has not recognized deferred tax assets beyond deferred tax liabilities arising within the same taxable entity under the same taxable regime and with consistent timing of reversal, after considering, if applicable, limitations in the use of deductible tax losses carried forward from prior periods applicable under tax laws in France and in the U.S..
As of December 31, 2025, the €17,208 thousand deferred tax liability on royalty certificates results from the difference between (i) the amount already deducted from the Company's taxable income as of December 31, 2025 (based on the certificates' fair value minus the subscription price) and (ii) the amount of the related financial liability recognized in the Group's Statements of Financial Position at
that date (measured at amortized cost using the original EIR).
As of December 31, 2024 and 2023, this difference resulted in a deferred tax asset of respectively €1,427 thousand (classified within the "Other financial liabilities" line item) and €0.
As of December 31, 2025, the Group has assessed the expected reversal of temporary taxable and deductible differences existing at the reporting date. The timing of reversal of the taxable difference on royalty certificates was estimated under the same cash flow schedule and discount rate assumptions as the certificates' fair value as of December 31, 2025 (see Note 15.9).
Based on this assessment, under the above recoverability assumption and after taking into account the limitations on the use of deductible tax losses carried forward in France, the Group determined that deferred tax assets amounting to €11,720 thousand should be recognized as the related deductible temporary differences and losses carried forward will reverse and be utilized against future taxable temporary differences in the same periods in this jurisdiction.
As a result, the net deferred tax position of the Group as of December 31, 2025 is a deferred tax liability of €5,848 thousand, relating to royalty certificates.
The accumulated tax loss carry forwards for the Company amount to €459,752 thousand, €609,390 thousand and €911,776 thousand as of December 31, 2023, 2024 and 2025, respectively. In France, unused tax losses do not have any expiration date; however, their annual utilization is limited to €1 million plus 50% of the taxable profit exceeding that amount.
The accumulated tax loss carry forwards for the U.S. Subsidiary consist of federal Net Operating Loss ("NOL") carry forwards and amount to €38 thousand, €112 thousand and €1,083 thousand as of December 31, 2023, 2024 and 2025, respectively. They do not have any expiration date.
Note 23. Income (loss) per share
Basic losses per share is calculated by dividing income (loss) attributable to equity holders of the Group by the weighted-
average number of outstanding ordinary shares for the year.
Diluted losses per share are calculated by adjusting the weighted average number of ordinary outstanding shares to assume conversion of all dilutive potential ordinary shares.

(amounts in thousands of euros, except share data)
BASIC AND DILUTED LOSS PER SHARE	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Weighted average number of outstanding shares	43,066,012	63,046,350	69,527,315
Net loss for the period	(147,740)	(176,242)	(336,102)
Basic and diluted loss per share (€/share)	(3.43)	(2.80)	(4.83)
Potential dilutive instruments (BCEs, BSAs, AGAs, BSA Kreos 1, OCEANE, Kreos/Claret BSA, Kreos/Claret OCABSA and
Height notes) have been excluded from the computation of diluted weighted-average shares outstanding because such instruments had an antidilutive impact due to the losses reported. As of December 31, 2023, 2024 and 2025, the number of potential dilutive instruments were 28,754,280, 29,570,132 and 8,857,084 respectively, giving rights to a maximum number of shares to be issued of
6,510,658, 6,760,392 and 8,857,084 respectively.

Note 24. Related parties
The aggregate compensation of the members of the Group’s Board of Directors and to the Chief Executive Officer includes the following:

(In thousands of euros)
COMPENSATION	YEAR ENDED DECEMBER 31, 2023	YEAR ENDED DECEMBER 31, 2024	YEAR ENDED DECEMBER 31, 2025
Fixed compensation owed	471	578	601
Variable compensation owed	282		450
Contributions in-kind	32	68	111
Employer contributions	—	—	—
Attendance fees—board of directors	375	495	608
Share-based payments	6,561	10,517	8,098
Consulting fees	1,210	—	—
Total	8,930	11,657	9,869
As of December 31, 2023, 2024 and 2025, there was no liability related to post-employment defined benefit obligations for members of the Group’s Board of Directors and Chief Executive Officer. No other post-employment benefits are granted.
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
The Group entered into a management contract with CEO Marc de Garidel on April 18, 2023. In 2023, 2024 and 2025 the Group also granted AGA plans to its CEO (see terms and conditions in Note 14).
The Group entered into a management contract with Chairman of the Board Sylvie Grégoire in July 2024. In 2024 and 2025, the
Group also granted BSA plans to its Chairman of the Board (see terms and conditions in Note 14).
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
On August 21, 2023, the outstanding Kreos 1 & 2 bond loans were repaid in full, using the proceeds from the new Kreos / Claret
Financing (see Note 3.1).
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
Following the conversion of Tranche A bonds in August and November 2025, the exercise of the Kreos / Claret BSA in August 2025 and the repayment of Tranches B and C bonds in December 2025, the Group no longer holds any debt related to the Kreos / Claret
Financing and is therefore released from the aforementioned commitments.
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
Following the conversion of Tranche A in July 2025, the Group no longer holds any debt related to the Heights Financing and is therefore released from the aforementioned commitment.
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
At December 31, 2023, 2024, and 2025 the Group’s commitments amounted to €201,777 thousand, €234,908 thousand and
205,131 thousand. The cost of services performed by CROs is recognized as an operating expense as incurred.

Note 25.5. Leases
Following the end (in December 31, 2021) of the Framework agreement with CNRS (French National Centre for Scientific Research)
and the University of Montpellier for research collaboration to create a cooperative laboratory, a hosting agreement was signed in
2022 with CNRS, so that the Group can continue its research program at the CNRS center for the year 2023, and was subsequently renewed for 2024, 2025 and 2026. The lease fell under the IFRS 16 short-term lease exemption until the 2025 renewal. As of
December 31, 2025 a right-of-use asset and a lease liability were recognized.
In December 2022, following the end of the Research collaboration contract with the CNRS, the University of Montpellier and the
Institut Curie, the Company and the Institut Curie concluded a new contract for a duration of one year, renewable by amendment, granting the Company access to some of the Institute’s equipment and consumables. The contract was subsequently renewed for 2024,
2025 and 2026, under similar conditions. Since the Group's right to use the equipment is non-exclusive, this agreement does not meet the definition of a lease under IFRS 16, and the related rental expenses are therefore recognized in operating expenses as incurred.
The Group's commitments in relation to the above lease are not significant. Information on other ongoing leases recognized in the balance sheet are set forth in Note 15.8 and 15.12.
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
As part of the Kreos / Claret Financing agreement, the Group has received loan commitments from Kreos and Claret for the tranches B and C, of €25,000 thousand in aggregate principal amount each (subject to the conditions set forth in Note 15.1.). The B and C tranches were drawn in March 2024 and June 2024, respectively. The Group redeemed all the tranches drawn as part of the Kreos /
Claret Financing agreement during the year ended December 31, 2025.
As part of the Heights Financing agreement, the Group has received a loan commitment from Heights for the tranche B, of up to
€40,000 thousand in aggregate principal amount (subject to the conditions set forth in Note 15.2.). On the limit date for the drawdown of the second tranche of the Heights Financing (i.e. August 4, 2024), the Group had not drawn down this tranche and has therefore forgone its right to do so in the future. Tranche A was converted by the noteholders in July 2025.
The Group has not received any significant off-balance sheet commitment and has no significant contingent asset as of December 31,
2025.
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
The principal risks to which the Group is exposed to are liquidity risk, foreign currency exchange risk and credit risk.
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
Interest rate risk
As of December 31, 2023, following the full repayment of the Kreos 1 bonds, all the Group’s non-derivative financial liabilities accounted for at amortized cost bore fixed interest rates. Therefore, the Group had limited exposure.
Over the year ended December 31, 2024, the Group had drawn down the second and third tranches of the Kreos / Claret Financing, bearing variable interest rates (consisting of a fixed margin of 7.5% + European Central Bank Base Rate (MRO), with a floor at 2.5%
and a cap at 4%) and had therefore performed a reassessment of its exposure to interest rate risk. Due to the interest rate collar having a range of 150 bp, the Group concluded that it still had limited exposure.
As of December 31, 2025, the Group had reimbursed all its interest-bearing liabilities.
The Group's investments are short-term, highly liquid, and predominantly classified within Cash & cash equivalents.
Accordingly, the Group has very limited exposure to interest rate risk.
Foreign currency risk
The Group is exposed to a risk of exchange rates fluctuations on commercial transactions performed in currencies different from the functional currency of the Group entity recording the transactions.
As of December 31, 2025, the monetary assets and liabilities denominated in U.S. dollars held by the Company amounted to respectively €327,222 thousand (of which cash and cash equivalents of €143,180 thousand and intercompany receivables of €194,712 thousand) and €24,368 thousand (of which intercompany payables of €22,726 thousand).
As a result, a 10% adverse change in the euro closing exchange rate against the U.S. dollar would have resulted in a foreign exchange loss of €29,747 thousand, while a 10% favorable change would have resulted in a foreign exchange gain of €36,358 thousand.
The U.S. Subsidiary does not hold any monetary asset or liability denominated in currencies different from its functioning currency
(the U.S. dollar).
At this stage, the Group has not adopted any recurring mechanism of hedging to protect its activity against currency fluctuations. From time to time, the Group may nevertheless subscribe currency term accounts in order to cover a commitment in currency as described above. The Group may consider in the future using a suitable policy to hedge exchange risks in a more significant manner if needed.
Credit risk
The credit risk related to the Group’s cash and cash equivalents is not significant in light of the quality of the co-contracting financial institutions. As of December 31, 2025, substantially all of the Group’s cash and cash equivalents were maintained with five financial institutions in France and in the United States. While the Group’s deposit accounts are insured up to the legal limit, the maintained balances may, at times, exceed this insured limit. As of December 31, 2025, the Group maintained €92,482 thousand in bank deposit accounts that are in excess of the legally insured limit in five legally insured financial institutions, in addition to €437,032 thousand invested in mutual funds and structured notes, all invested with well-established financial institutions. The Group has not experienced any losses in such accounts and does not believe that it is exposed to any significant credit risk related to these instruments.
The credit risk related to the Group’s Other receivables and related accounts is minimal. In particular, the credit risk related to advances made to CROs (see Note 9) is deemed insignificant due to their credit ratings.